SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

06035368

P.E. 5/1/06

FORM 6-K

RECD S.E.C.
MAY 4 2006

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of May 2006

Commission File Number 1-13230

China Eastern Airlines Corporation Limited

(Translation of registrant's name into English)

PROCESSED
MAY 12 2006
THOMSON
FINANCIAL

2550 Hong Qiao Road
Hong Qiao International Airport
Shanghai, China 200335
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________.)

HONGKONG:49481.43

Exhibit index on page 2

EXHIBITS

Exhibit Number		Page
1.1	2005 Annual Report	4

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

This document may contain certain forward-looking information about China Eastern Airlines Corporation Limited (the "Company") that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995 and any other similar laws that may apply. Forward-looking statements are statements that are not historical facts. Words such as "expect(s)", "feel(s)", "believe(s)", "will", "may", "anticipate(s)" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of the Company, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to: those discussed and identified in public filings with the U.S. Securities and Exchange Commission ("SEC") made by the Company; changes in regulatory policies (including those relating to airfare pricing) of the Civil Aviation Administration of China; the effects of competition on the demand for and the price of the Company's services; changes in global economic conditions, including the economic development and conditions of countries served by flights of the Company; changes to the economic or political condition of China; fluctuations in the cost and availability of aviation fuel; fluctuations in exchange rates between the Renminbi or the Hong Kong dollar, on the one hand, and the United States dollar or the Japanese Yen, on the other hand; the Company's ability to obtain adequate financing on commercially acceptable terms; a downgrade in the Company's financial strength ratings; significant acquisitions or divestitures by major competitors and future terrorist activities. Readers are cautioned not to place undue reliance on these forward-looking statements because they speak only as of the date on which they were made. The Company does not undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date of these forward-looking statements or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in the Company's various SEC reports, including, but not limited to, its Annual Report on Form 20-F for the year ended December 31, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA EASTERN AIRLINES CORPORATION LIMITED

Date: May **3**, 2006

By: 李丰华

Name: Li Fenghua

Title: Chairman of the Board of Directors

ANNUAL REPORT 2005



中國東方航空股份有限公司
China Eastern Airlines Corporation Limited

Contents

1 Company Profile

3 Financial Highlights
(prepared in accordance with International Financial Reporting Standards)

4 Summary of Accounting and Business Data
(prepared in accordance with PRC Accounting Regulations)

6 Selected Airline Operating Data

9 Chairman's Statement

15 Review of Operations and Management's Discussion and Analysis

25 Report of Directors

54 Corporate Governance

67 Report of the Supervisory Committee

68 Financial Statements prepared in accordance with International Financial Reporting Standards

1 Report of the Auditors
2 Consolidated Income Statement
3 Consolidated Balance Sheet
4 Balance Sheet
5 Consolidated Cash Flow Statement
6 Consolidated Statement of Changes in Equity
7 Notes to the Financial Statements

159 Financial Statements prepared in accordance with PRC Accounting Regulations

1 Report of the PRC Auditors
2 Balance Sheet
3 Income Statement
4 Statement of Profit Appropriation
5 Cash Flow Statement
6 Provision for Impairment of Assets
7 Net Assets Yield and Earnings per Share Calculation
8 Notes to the Financial Statements

228 Supplementary Financial Information

232 Corporate Information

Company's Registered Chinese Name	中國東方航空股份有限公司
Company's English Name	China Eastern Airlines Corporation Limited
Company's Abbreviated English Name	CEA
Company's Legal Address	66 Airport Street, Pudong International Airport, Shanghai, China
Postal Code	201202
Company's Office Address	2550 Hongqiao Road, Shanghai, China
Postal Code	200335
Company's Legal Representative	Li Fenghua
Company Secretary	Luo Zhuping
Company's website address	www.ce-air.com
Company's e-mail address	ir@ce-air.com
Telephone	(86-21) 6268 6268
Facsimile	(86-21) 6268 6116

Places of Listing	The Shanghai Stock Exchange Code: 600115 Abbreviation: Eastern Airlines
	The Stock Exchange of Hong Kong Limited Code: 670
	The New York Stock Exchange, Inc. Code: CEA



Financial Highlights

(Prepared in accordance with International Fina

Expressed in RMB millions	Restated 2001	Restated 2002	Restated 2003	Restated 2004	**2005**
Year Ended 31 December					
Revenues	12,301	13,332	14,470	21,386	**27,454**
Other operating income	55	63	50	85	**245**
Operating expenses	(11,341)	(12,350)	(14,454)	(20,239)	**(27,685)**
Operating profit	1,015	1,045	67	1,232	**14**
Finance costs, net	(688)	(777)	(775)	(641)	**(578)**
(Loss)/profit before income tax	330	235	(741)	586	**(577)**
(Loss)/profit for the year attributable to equity holders of the Company	557	64	(1,097)	321	**(467)**
(Loss)/earnings per share attributable to equity holders of the Company (RMB) [1]	0.11	0.01	(0.23)	0.07	**(0.10)**
At 31 December					
Cash and cash equivalents	1,331	1,945	1,583	2,114	**1,864**
Net current liabilities	(3,232)	(7,504)	(9,982)	(12,491)	**(25,598)**
Non-current assets	25,299	28,147	33,039	36,812	**53,305**
Long term borrowing, including current portion	5,301	6,495	11,223	10,736	**12,659**
Obligations under finance lease, including current portion	9,871	8,184	7,101	8,662	**10,608**
Total share capital and reserves	7,282	7,319	6,175	6,481	**6,096**

(1) The calculation of (loss)/earnings per share is based on the consolidated (loss)/profit attributable to shareholders and 4,866,950,000 shares in issue.

Revenues


RMB millions
30,000
25,000
20,000
15,000
10,000
5,000
0
27,454
21,386
14,470
13,332
12,301
2001 2002 2003 2004 2005

(Loss)/earnings per share attributable to equity holders of the Company


RMB
0.2
0.1
0.0
-0.1
-0.2
-0.3
0.11
0.01
0.07
-0.10
-0.23
2001 2002 2003 2004 2005

(Loss)/profit for the year attributable to equity holders of the Company


RMB millions
800
600
400
200
0
-200
-400
-600
-800
-1,000
-1,200
-1,400
557
64
321
-467
-1,097
2001 2002 2003 2004 2005

(Prepared in accordance with PRC Accounting Regulations)

Operating Results (Year Ended 31 December 2005)

	RMB million
Total profit	106
Income from Main Operation	2,905
Income from Other Operation	614
Income from Investments	7
Net Income outside Business	230

Major Accounting Data & Financial Indicators (Expressed in RMB Million)

	2005	2004	2003
1. Revenue from Main Operations	**26,225.04**	19,893.14	13,999,06
2. Net (Loss)/Profit	**60.47**	536.34	(825.97)
3. Total Assets	**57,558.67**	41,395.60	36,687.48
4. Shareholders Equity	**5,814.57**	5,798.17	5,226.91
5. (Loss)/Earning per Share (RMB)	**0.0124**	0.1102	(0.1697)
6. (Loss)/Earning per Share after deduction of extraordinary profit and loss (RMB)	**(0.0583)**	0.0481	(0.2069)
7. Net Assets per Share (RMB)	**1.195**	1.191	1.074
8. Return on Net Assets (%)	**1.04**	9.25	(15.80)
9. Net Assets per Share after adjustments (RMB)	**1.0868**	1.1209	1.0001
10. Net Amount of Cash Flow per Share Created by Business Operation (RMB)	**0.81**	0.87	0.83

*** Non-frequented gains and losses (RMB)**

Items	Year 2005	Year 2004
Subsidy income	**149,108,390.50**	60,536,787.13
Gains on disposal of fixed assets	**6,186,375.87**	46,093,303.51
Revenue of Sales in Advance of Carriage excesses settlement period	**164,963,960.10**	215,141,670.66
Other Operating Revenue	**22,809,251.93**	25,871,932.03
Less: Losses on disposal of fixed assets	**5,424,324.81**	31,140,310.64
Reversal of provision for impairment of construction-in-progress	**(11,730,000.00)**	–
Other Non-operating Expense	**4,961,603.40**	14,155,066.94
Total	**344,412,050.19**	302,348,315.75

Notes:

1. The major accounting data and financial indicators in 2004 are adjusted pursuant to the same accounting policies in 2005.

2. Calculation of Major Financial Indicators:

   Earning/(Loss) per Share = Net Profit/(Loss) ÷ Total Number of Ordinary Shares at the end of year

   Net Assets per Share = Shareholders' Equity at the end of year ÷ Total number of Ordinary Shares at the end of year

   Net Assets per Share after Adjustments = (Shareholders' Equity at the end of year – Accounts Receivable aged more than 3 years – Deferred & Prepaid Expenses – Net Loss on Assets (current and fixed) to be disposed of – Pre-operating expenses – Long-term Deferred & Prepaid Expenses – Negative Balance of housing fund) ÷ Total Number of Ordinary Shares at the end of year

   Net Amount of Cash Flow per Share Created by Business Operation = Net Amount of cash flow created by Business Operation ÷ Total Number of Ordinary Shares at the end of year

   Return on Net Assets = Net Profit/(Loss) ÷ Shareholders' Equity at the end of year x 100%

Changes in Shareholders' Equity (Expressed in RMB thousand)

	Share Capital	Capital Reserve	Surplus Reserve	Statutory Common Welfare Fund	Unallocated Profit	Shareholders' Equity Total
Beginning Balance	4,866,950	1,182,682	185,941	90,740	(534,738)	5,798,174
Increase, Current	–	94,438	26,671	8,722	60,474	84,244
Decrease, Current	–	40,354	–	–	27,495	67,849
Ending Balance	4,866,950	1,236,766	212,612	99,462	(501,759)	5,814,569

Increase in the capital reserve is mainly due to increase in the provision for investment in shareholdings and special appropriation.

Increase in the surplus reserve is due to increase in the profit after taxation of subsidiaries.

Even though these are provisions in surplus reserve, welfare and incentive fund of staff, the profit increase still results in an increase in the unallocated profit for the period.

Increase in shareholders' equity is mainly due to the profit for the period and increase in the capital reserve.

	For the year ended December 31, 2005	For the year ended December 31, 2004	Change
Capacity			
ATK (available tonne-kilometers) (millions)	8,751.49	7,071.21	23.67%
– Domestic routes	3,185.42	2,466.76	29.13%
– International routes	4,775.45	3,920.75	21.80%
– Hong Kong routes	790.32	683.70	15.59%
ASK (available seat-kilometers) (millions)	52,427.85	41,599.11	26.03%
– Domestic routes	27,467.54	20,634.98	33.11%
– International routes	19,672.20	16,106.66	22.14%
– Hong Kong routes	5,288.11	4,857.47	8.87%
AFTK (available freight tonne-kilometers) (millions)	4,032.98	3,327.29	21.21%
– Domestic routes	713.34	609.61	17.02%
– International routes	3,005.25	2,471.15	21.61%
– Hong Kong routes	314.39	246.53	27.53%
Hours flown (thousands)	467.75	360.35	29.80%
Traffic			
RTK (revenue tonne-kilometers) (millions)	5,395.17	4,340.70	24.29%
– Domestic routes	2,220.93	1,625.24	36.65%
– International routes	2,746.25	2,319.78	18.38%
– Hong Kong routes	427.99	395.68	8.17%
RPK (revenue passenger-kilometers) (millions)	36,380.58	27,580.81	31.91%
– Domestic routes	20,277.57	14,499.64	39.85%
– International routes	12,818.98	10,043.05	27.64%
– Hong Kong routes	3,284.03	3,038.12	8.09%
RFTK (revenue freight tonne-kilometers) (millions)	2,151.52	1,874.70	14.77%
– Domestic routes	409.56	327.64	25.00%
– International routes	1,607.16	1,423.01	12.94%
– Hong Kong routes	134.80	124.05	8.67%
Number of passengers carried (thousands)	24,290.49	17,710.97	37.15%
– Domestic routes	18,206.93	12,736.64	42.95%
– International routes	3,762.39	2,814.06	33.70%
– Hong Kong routes	2,321.17	2,160.27	7.45%
Weight of cargo and mail carried (millions of kg)	775.52	663.56	16.87%
– Domestic routes	315.59	261.68	20.60%
– International routes	347.81	316.85	9.77%
– Hong Kong routes	92.12	85.02	8.35%

	For the year ended December 31, 2005	For the year ended December 31, 2004	Change
Load Factor			
Overall load factor (%)	**61.65**	61.39	0.26
– Domestic routes	**69.72**	65.89	3.83
– International routes	**57.51**	59.17	-1.66
– Hong Kong routes	**54.15**	57.87	-3.72
Passenger load factor (%)	**69.39**	66.30	3.09
– Domestic routes	**73.82**	70.27	3.55
– International routes	**65.16**	62.35	2.81
– Hong Kong routes	**62.10**	62.55	-0.45
Freight load factor (%)	**53.35**	56.34	-2.99
– Domestic routes	**57.41**	53.75	3.66
– International routes	**53.48**	57.58	-4.10
– Hong Kong routes	**42.88**	50.32	-7.44
Break-even load factor (%)	**65.97**	62.17	3.80
Yield and Cost Statistics			
Revenue tonne-kilometers yield (RMB)	**4.79**	4.60	4.06%
– Domestic routes	**5.31**	5.28	0.57%
– International routes	**3.97**	3.68	7.88%
– Hong Kong routes	**7.32**	7.16	2.23%
Passenger-kilometers yield (RMB)	**0.57**	0.56	1.79%
– Domestic routes	**0.56**	0.57	-1.26%
– International routes	**0.54**	0.50	8.00%
– Hong Kong routes	**0.76**	0.74	2.70%
Freight tonne-kilometers yield (RMB)	**2.31**	2.36	-2.12%
– Domestic routes	**0.85**	0.91	-6.59%
– International routes	**2.48**	2.49	-0.40%
– Hong Kong routes	**4.76**	4.77	-0.21%
Available tonne-kilometers unit cost (RMB)	**3.16**	2.86	10.49%

*Note: As at 31 December 2005, China Eastern Airlines Wuhan Limited ("CEA Wuhan") is a joint venture not controlled by the Company. The operating data of CEA Wuhan therefore are not consolidated herein.


中國東方航空
CHINA EASTERN

Chairman's Statement



Li Fenghua, Chairman

Dear shareholders,

I am pleased to present the report on the operating results of China Eastern Airlines Corporation Limited (the "Company") and its subsidiaries (collectively, the "Group") for the year ended December 31, 2005. On behalf of all the staff of the Group, I would like to extend my sincere thanks to the shareholders for their support of the Group.

In 2005, the world economy rose steadily. Despite the somewhat slackened growth compared with 2004, the growth was still significant. The economy of the PRC continued with its trend of high growth, with the macro-economic regulation suppressing certain sectors while promoting others. As investment and spending have been gradually picking up, domestic demand showed an accelerated growth as a result of domestic demand stimulating policy. However, since 2004 the international crude oil price had been hitting new highs, and the price for aviation fuel had been reverberating at high levels, resulting in the significant prolonged rise in cost for the air transport sector, and our results, inevitably, were affected.

Demand for the air transport sector of the PRC was increasing steadily. However, amid the intensifying market competition, the Group took a series of measures in response, and by reasonably redeployment of our transport capacity, we had expanded the operating scale in Shanghai as the hub with our market share on the rise. In 2005, in terms of the share in flight numbers, we accounted for approximately 41% and 32.5% of the air traffic at Hongqiao Airport and Pudong Airport respectively. Our average daily aircraft utilization rate was 9.4 hours, representing a decrease of 0.3 hour as compared to 2004, which was partly attributable to the decrease in daily aircraft utilization rate of some of our older aircraft.

In terms of passenger traffic, the Group successively rolled out passenger routes such as "Shanghai – Moscow", "Shanghai – Beijing – Mumbai", "Shanghai – Kunming – Decca", and the frequency for "Shanghai – Vancouver" was increased, thus further improved the route network of the Company and pushed far and hard in the connection flights operations and enhanced the transit service quality. International routes originating at Shenyang, Dalian, Shenzhen, Chongqing, Chengdu and Harbin sharing codes have been opened one by one, and in 23 cities including Shantou and Xiamen, the "聯程值機，行李直掛" ("Single Check-in for Transit Passengers and Lugguages") service was introduced. While it makes travel more convenient for passengers, it has also heightened the reaching capability of our routes. As such, the number of passengers using our transit service exceeded 850,000 persons during 2005. We continue to strengthen cooperation with our partners. Code sharing on certain flights with Air Europa (西班牙歐洲航空公司) and Thai Airways (泰國航空公司) has been achieved. The newly established Hong Kong branch office has upgraded the service capacity of the Hong Kong region.

We took proactive efforts in promoting the "Eastern Miles" frequent flyers plan for more passengers to use the electronic passenger tickets value-added operation. At present, the "Eastern Miles" frequent flyer plan has attracted more than 5.2 million membership. With further promotion for the electronic passenger ticket sales, sales of the electronic tickets rose significantly.



In terms of freight traffic, the Group currently owns a total of six MD11 freighters and has two wet-leased freighters A300F and two B747F, thus further enhancing its capacity on the more profitable cargo route operating between the PRC and Europe, the United States, Japan, South Korea and Hong Kong. In order to expand the cargo freight operation, communications of our cargo freight sales system has been reinforced with the northern, southern, south-western and overseas sales management zones have been established, which gives further strength to the cargo freight sales network. Such innovating sales model had pushed the cargo transit service a big step forward.

In terms of service, in 2005, the Group established the service quality management department to take care of the service quality and innovation of its service brand name.

By rationalizing the performance award and penalty mechanism, our flight-taking rate is on the rise. According to the statistics of the China Administration for Aviation, the flight-taking rate of the Group has been leading among industrial players in the PRC. We received the "customer satisfaction" award from the China Administration for Aviation in the "旅客話民航" ("Passengers' Rating of Civil Aviation Award") activities. While continuing to build our existing brand name, we insist to stay close to the market trend and launch new products one by one, examples are the "溫馨下午茶" ("Warm and Fragrant Afternoon Tea") and "地面選餐空中享用" ("Inflight Meals Ordered Before Flight") services to add more attraction to the first class and business class. We introduced the "localization service" on China – Japan and Shanghai – Hong Kong routes after our launching for the China – Korea routes for more convenience to the passengers. The special service hotline "95108" call-centre was established to provide a smooth channel for customer service and to handle complaints of travelers. This has a positive effect on our brand name.

Outlook for 2006

We would like to caution readers of this report that operation of the Group, an air transport enterprise which performs public service functions, is linked closely to political and economic situations, both internationally and locally. As such, the operation of the Group and of the whole sector is, to a substantial extent, subject to the risks associated with geopolitics and the outbreaks of unexpected events. This 2005 annual report of the Group contains (but not limited to) certain forward-looking statements, such as those on the economies of Asia including the PRC, and the aviation market. Such forward-looking statements are subject to many uncertainties and risks.

The Group expects that the global economy will continue to grow in 2006, but the pace might be slower. The economic growth in East Asia continues. Factors such as international oil price, imbalance in global trading and investment and the avian flu become uncertainties in the global economic environment. China's economy is at a stage of fast growth, and with further system reform and opening up, the inherent impetus of economic growth and agility, spending increases gradually. In industrialized cities and town, the progress is faster, which continues to lead a faster economic growth, hence the effects of the macro-economic regulation. As such, growth in air transport demand is maintained. The Group will seize upon the opportunity and make timely adjustments to our capacity, thereby pushing up the turnover volume in every aspect, hence our revenue in air transport. Also, Shanghai, our principal operating base, its radiating effect in reaching out to other cities is marked. However, competition from domestic airlines for the passenger and cargo traffic in Shanghai is the keenest in East China region. In order to capture the opportunity and to fend off competition, we shall continue to expand our scale in 2006 and to adjust and optimize our route network, thereby lifting our competitiveness, increase our market share in the Shanghai region over time and create more attractive products and services to meet the need of the market. The Group shall continue to introduce three A319


HONG KONG OFFICE

aircraft, two A321 aircraft, three A330-200 aircraft, seven A330-300 aircraft, seven B737-700 aircraft, four ERJ-145 aircraft and one B747F aircraft, which will be delivered to us and commissioned into service this year. It is believed that we shall have the benefit of the increasing demand in air transport in the region.

In view of the operating environment and our actual position, we shall implement the following in 2006 to upgrade our competition:

1. **To strengthen safety management and enhance flight safety**

   In 2006, the Company will continue to accomplish a solid job of security management. To comply with the Airline Operational Control System ("AOC"), the Company will raise the punctuality rate of flights and strengthen its flight services of irregularity. To meet the requirements of the IATA Operational Safety Audit, the Group will unremittingly improve its security management system, step up its surveillance system, and improve an examination of self-monitoring, examination and verification.

2. **To improve our service quality and enhance our corporate image**

   In 2006, the Company will first invigorate the functions of service quality control department, continue to strengthen its existing products, and promote the brand image of its services. The Group will bolster and refine its 10 service projects such as "China Shuttle" and "Eastern Miles". It will continue with its effort in dealing with any irregularity in flight schedules by collaborating with department heads of airports.

   Efforts will be made to facilitate the building up of Shanghai as an aviation hub, and to reinforce the strategic planning of the Company's route network. The transport capacity deployed to East China especially to Shanghai will be added so as to ensure the Company's advantageous position in the strategic competition in building up Shanghai as the aviation hub.

3. **To step up our revenue quality and explore the market innovatively**

   We shall fully leverage on our revenue management system and implement its seat income monitoring. We shall adjust our prices upward reasonably and respond quickly to the situation, thereby enhancing the quality of our revenue. We shall deploy our route scientifically in order to increase the total number of our flights. We shall make use of the pivotal advantages of the Shanghai airports and continue to expand our transit network and code-sharing arrangement with plans to open the routes to Xian, Kunming, Holhote and Changsha, thereby fully utilizing the hub effect of Xian and Kunming. We shall put more effort in developing new services, especially those for frequent flyers and major clients.

4. **To strengthen cost control and enhance our financial management**

   We shall put more efforts in our overall budget management and strengthen our cost control tracking management and speed up the return of capital. By stepping up our capital risk management and making use of financial derivatives, we effect suitable operation regarding interest rate and exchange rate. By avoiding financial risks, we aim at financing at lower cost.

We shall take steps to control our fuel cost and increase the ratio of aviation fuel arbitrage so as to minimize the impact of fluctuation in fuel prices on us. We fully implement the dynamic fuel policy and refuel strictly in accordance with flight plans.

We shall form our centralized mass purchase of materials, and with such work flow monitored and centralized, we aim at reducing the costs. We also strengthen our integrated management to reduce maintenance cost.

5. **To speed up integration and achieve synergy**

The Group has completed the acquisition from China Eastern Air Holding Company certain assets and liabilities relating to the aviation businesses of China Eastern Air Northwest Company and China Eastern Air Yunnan Company which have been, respectively, restructured as the Northwest branch and Yunnan branch of the Group. With this move, we are able to expand our scale, market share, network, fleet size and human resources and have the profile optimized, and our core competitiveness can become more powerful. In January 2006, the Group increased its shareholding interest in an affiliate, China Eastern Airlines Wuhan Limited from 40% to 96%. The increased shareholding favors our internal control and gives rise to more synergy.



On behalf of the Board of Directors, I would like to express my gratitude to all of the shareholders.

Li Fenghua
Chairman

Shanghai, China
April 10, 2006


CHINA EASTERN

Review of Operations and Management's Discussion and Analysis





Luo Chaogeng, President

In 2005, we operated a total of 380 routes, of which 273 were domestic routes (including 16 routes to Hong Kong) and 107 were international routes (including 30 international cargo routes). We operated approximately 4,860 scheduled flights per week, serving a total of 118 foreign and domestic cities. In 2005, as part of our acquisition of certain assets and liabilities relating to the aviation businesses of China Eastern Air Northwest Company ("CEA Northwest") and China Eastern Air Yunnan Company ("CEA Yunnan"), we acquired or assumed the ownership of or the leases for 60 additional aircraft, 50 of which we continued to operate as of December 31, 2005. We also added 27 aircraft to our fleet through other transactions, including the purchase of two Airbus A321 aircraft and three ERJ145 aircraft, the finance lease of five Airbus A320 aircraft, the operating lease of four Airbus A320 aircraft, seven B737-700 aircraft and three B737-800 aircraft, and the wet lease of one Airbus A300F freighter and two B747F freighters. As of December 31, 2005, we operated a fleet of 180 aircraft, including 162 passenger jets each with a seating capacity of over 100 seats and 10 jet freighters.

The following table sets forth details of our operating fleet as of December 31, 2005:

	As of December 31, 2005			Planned Additions*	
	Number of Aircraft Owned and under Finance Leases	Number of Aircraft under Operating Leases	Total Number of Aircraft	2006	2007
A340-600	5		5		
A340-300	5		5		
A330-300				7	5
A330-200				3	1
A300-600	10	3	13		
A310	3		3		
A321	4		4	2	4
A320	37	26	63		2
A319		10	10	3	2
MD-90	9		9		
MD-82		3	3		
B737NG					2
B737-800		3	3		
B737-700	8	14	22	7	
B737-300	13	6	19		
B767-300	3		3		
ERJ145	3		3	4	3
CRJ-200	5		5		
A300F		2	2		
B747F		2	2	1	1
MD-11F	6		6		
Total	**111**	**69**	**180**	**27**	**20**

* Except for three Airbus A330-200 aircraft and two Airbus A330-300 aircraft to be acquired under operating leases and five Airbus A330-300 to be acquired by means to be determined, other aircraft will be owned or acquired under finance leases.

Review of Operating Results

The following discussion and analysis should be read together with our audited financial statements and the accompanying notes prepared in accordance with IFRS that are included elsewhere in this annual report. The financial data presented in this section are derived from our audited financial statements prepared in accordance with IFRS.

Revenues. Our revenues increased 28.4% from RMB21,387 million in 2004 to RMB27,454 million in 2005 (net of the applicable PRC business tax). This increase was primarily due to an increase in our capacity resulting from our acquisition of the assets and liabilities relating to the aviation businesses of CEA Northwest and CEA Yunnan and our acquisition of other aircraft.

Traffic revenues increased 29.3% from RMB19,962 million in 2004 to RMB25,820 million in 2005. Compared to 2004, the average aircraft daily utilization rate decreased by 0.3 hours to 9.4 hours in 2005 partially due to a decrease in the aircraft daily utilization rate of certain older aircraft.

Passenger revenues, which accounted for 80.8% of our total traffic revenues in 2005, increased 34.2% from RMB15,534 million in 2004 to RMB20,853 million in 2005 primarily due to the expansion of our operations.

Our domestic passenger revenues (excluding Hong Kong passenger revenues), which accounted for 54.9% of our total passenger revenues in 2005, increased 38.1% from RMB8,284 million in 2004 to RMB11,439 million in 2005. This increase was primarily due to an increase of our domestic passenger traffic following increases in our capacity and in our domestic passenger load factor. Compared to 2004, our domestic passenger traffic increased (as measured in revenue passenger-kilometers, or RPKs) by 39.9% in 2005. As a result of the completion of our acquisition of certain assets and liabilities relating to the aviation businesses of CEA Northwest and CEA Yunnan in the second half of 2005 and our acquisition of other aircraft in 2005, the capacity of our domestic routes increased by 33.1% in 2005. Our domestic passenger load factor increased from 70.3% in 2004 to 73.8% in 2005 primarily due to an increase in market demands. Our domestic passenger yield decreased from RMB0.57 in 2004 to RMB0.56 in 2005 per passenger-kilometer primarily as a result of the escalating pricing competition in the domestic traffic market.

Hong Kong passenger revenues, which accounted for 12.0% of our total passenger revenues in 2005, increased 11.4% from RMB2,240 million in 2004 to RMB2,495 million



in 2005. This increase was primarily due to an increase in our Hong Kong passenger traffic resulting from an increase of our capacity. An increase in the passenger yield on Hong Kong routes also contributed to the increase of our Hong Kong passenger revenues. Hong Kong passenger traffic (as measured in RPKs) increased by 8.1% in 2005, compared to 2004. We increased the passenger capacity on our Hong Kong routes by 8.9% in 2005. Our Hong Kong passenger load factor decreased from 62.6% in 2004 to 62.1% in 2005 primarily due to intensified competition. Our Hong Kong passenger yield increased from RMB0.74 in 2004 to RMB0.76 in 2005 per passenger-kilometer, reflecting increases in air fares.

International passenger revenues, which accounted for 33.2% of our total passenger revenues in 2005, increased 38.1% from RMB5,010 million in 2004 to RMB6,920 million in 2005. This increase was primarily due to an increase in our international passenger traffic resulting from increases in our capacity and in our international passenger load factor. An increase of our international passenger yield also contributed to the increase of our international passenger revenues. Our International passenger traffic (as measured in RPKs) increased by 27.6% in 2005, compared to 2004. Our international passenger capacity increased by 22.1% in 2005, compared to 2004. Our international passenger load factor increased from 62.4% in 2004 to 65.2% in 2005. Our international passenger yield increased from RMB0.50 in 2004 to RMB0.54 in 2005 per passenger-kilometer, reflecting increases in air fares.

We generate cargo and mail revenues from the transportation of cargo and mail on our designated cargo aircraft as well as from the carriage of cargo and mail on our passenger aircraft. Revenues from cargo and mail operations, which accounted for 19.2% of our total traffic revenues in 2005, increased 12.2% from RMB4,428 million in 2004 to RMB4,967 million in 2005 primarily due to an increase in our cargo and mail traffic following an increase in our capacity. Our cargo and mail traffic (as measured in revenue freight tonne-kilometers, or RFTKs) increased 14.8% from 1,875 million RFTKs in 2004 to 2,152 million RFTKs in 2005. Our cargo and mail capacity (as measure in available freight tonne-kilometers, or AFTKs) increased 21.2% from 3,327 million AFTKs in 2004 to 4,033 million AFTKs in 2005. Cargo yield decreased from RMB2.36 in 2004 to RMB2.31 in 2005 per cargo tonne-kilometer primarily due to fare decreases resulting from intensified market competition.

Our other revenues are primarily generated from airport ground services and ticket handling services. Airport ground services include loading and unloading of aircraft, aircraft cleaning and ground transportation of cargo and passenger luggage for airlines flying to or from Hong Qiao International Airport and Pudong International Airport. We are currently the principal provider of airport ground services at both Hong Qiao International Airport and Pudong International Airport. Our other revenues increased 14.7% from RMB1,424 million in 2004 to RMB1,634 million in 2005 primarily due to the increased revenue from our airport ground services and other services from RMB692 million and RMB95 million, respectively, in 2004 to RMB795 million, and RMB189 million, respectively, in 2005.



Operating Expenses. Our total operating expenses increased 36.8% from RMB20,239 million in 2004 to RMB27,685 million in 2005 primarily due to our business expansion and a significant increase in aviation fuel expenses resulting from increased fuel prices. Our total operating expenses as a percentage of our revenues increased from 94.6% in 2004 to 100.8% in 2005.

Aviation fuel expenses increased 63.7% from RMB5,430 million in 2004 to RMB8,889 million in 2005. This increase was primarily a result of rising fuel prices and our business expansion in 2005. In 2005, we consumed a total of 1,893,700 tonnes of aviation fuel, representing an increase of 30.2% compared to 2004. Compared to 2004, the weighted average domestic and international fuel prices paid by our company in 2005 increased by approximately 24.5% and 39.8%, respectively. Aviation fuel expense accounted for 32.1% of our total operating expenses in 2005, as compared to 26.8% in 2004.

Aircraft depreciation and operating lease expenses increased 17.7% from RMB4,467 million in 2004 to RMB5,255 million in 2005 primarily due to an expansion of our fleet size, while partially offset by the termination of certain operating leases between CEA Northwest and us. The number of the aircraft operated by us increased from 103 as of December 31, 2004 to 180 as of December 31, 2005. Other depreciation, amortization and operating lease expenses increased 37.1% from RMB496 million in 2004 to RMB680 million in 2005 primarily due to our acquisition of certain assets and liabilities relating to the aviation businesses of CEA Northwest and CEA Yunnan.

Wages, salaries and benefits increased 26.4% from RMB1,866 million in 2004 to RMB2,359 million in 2005 primarily due to a significant increase in the number of our employees following our acquisition of certain assets and liabilities relating to aviation businesses of CEA Northwest and CEA Yunnan. The total number of our employees increased by 40.8% from 20,817 as of December 31, 2004 to 29,301 as of December 31, 2005.

Take-off and landing charges, which accounted for 13.4% of our total operating expenses in 2005, increased 23.1% from RMB3,020 million in 2004 to RMB3,719 million in 2005 primarily due to an increase in the number of our flights, while partially offset by a decrease in the average take-off and landing charges resulting from increased deployment of smaller aircraft. The number of our flights increased from approximately 169 thousand in 2004 to approximately 211 thousand in 2005.

Aircraft maintenance expenses increased by 60.9% from RMB860 million in 2004 to RMB1,384 million in 2005 primarily due to an expansion of our fleet size in 2005.

Commission expenses increased 25.6% from RMB772 million in 2004 to RMB970 million in 2005 primarily due to an increase in tickets sales by agents.



Food and beverage expenses increased 28.9% from RMB758 million in 2004 to RMB977 million in 2005. This increase was primarily due to an 37.2% increase in the number of passengers carried from approximately 17.71 million in 2004 to approximately 24.29 million in 2005.

Office and administration expenses increased by 33.8% from RMB1,463 million in 2004 to RMB1,958 million in 2005 primarily due to our acquisition of certain assets and liabilities relating to the aviation businesses of CEA Northwest and



CEA Yunnan. Office expenses, transportation expenses and travel, business trips and entertainment expenses increased from RMB472 million, RMB55 million and RMB202 million, respectively, in 2004 to RMB673 million, RMB146 million and RMB324 million, respectively, in 2005.

SITA ticket reservation system charges increased 39.0% from RMB210 million in 2004 to RMB292 million in 2005 primarily due to an increase in the number of passengers we carried.

Other operating expenses increased by 45.1% from RMB646 million in 2004 to RMB938 million in 2005 primarily due to an increase in the amount of civil aviation infrastructure levy payable to the Civil Aviation Administration of China from RMB251 million in 2004 to RMB466 million in 2005.

Other Operating Income. Our other operating income was primarily generated from government subsidies and fair value gains on financial instruments held by us. The net amount of our other operating income increased from RMB85 million in 2004 to RMB245 million in 2005 primarily due to an increase in government subsidies from RMB74 million in 2004 to RMB193 million in 2005, see Note 6 to our audited consolidated financial statements.

Finance Costs. Our finance costs decreased by 8.2% from RMB770 million in 2004 to RMB707 million primarily due to the recognition of a net exchange gain of RMB415 million in 2005, while partially offset by an increase in interest expenses of RMB251 million. In 2004, we received a waiver of amount due to CEA Northwest in a value of RMB133 million under certain aircraft operating leases between CEA Northwest and us.

Net Loss. As a result of the foregoing operating results, net loss attributable to shareholders was RMB467 million in 2005, as compared to a net profit of RMB321 million in 2004.

Fixed Assets. Our company had approximately RMB38,348 million of fixed assets as of December 31, 2005, including aircraft, engines and flight equipment with a value of approximately RMB34,740 million. Fixed assets are initially recognized at cost and are subsequently stated at revalued amount, being its fair value at the date of revaluation less any subsequent accumulated depreciation.

Valuation of fixed assets is affected by market conditions and global economic factors that are not within our control.



The determination of fair value requires significant judgment, including judgment on valuations by our management and/or by independent professional appraisers. Our directors have reviewed the carrying value of our fixed assets as of December 31, 2005 and are of the opinion that the carrying amount is not materially different from the fair value of such fixed assets.

Liquidity and Capital Resources

We typically finance our working capital requirements through a combination of funds generated from operations and short-term bank loans. As a result, our liquidity could be adversely affected to the extent there is a significant decrease in demand for our services or if there is any delay in obtaining bank loans. As of December 31, 2004 and 2005, we had cash and cash equivalents of RMB2,114 million and RMB1,864 million, respectively. In 2004 and 2005, our net cash inflows generated from operating activities were RMB3,266 million and RMB1,952 million, respectively, while our net cash outflows used in investment activities were RMB2,433 million and RMB10,369 million, respectively. In the past two years, our primary cash requirements for investment activities were related to our acquisitions and upgrades of aircraft and flight equipment, debt repayments and our acquisition of certain assets and liabilities relating to the aviation businesses of CEA Northwest and CEA Yunnan.

In 2004 and 2005, payment of advances on aircraft and flight equipment were RMB2,679 million and RMB9,073 million, respectively, while additions of aircraft and flight equipment were RMB1,997 million and RMB7,751 million, respectively. We financed the additions to our aircraft and flight equipment primarily through lease arrangements, bank loans and funds generated from operations. Funds generated from disposal of old aircraft and flight equipment and other fixed assets and equipment (including by way of exchange) totaled RMB668 million and RMB33 million in 2004 and 2005, respectively. Our net cash inflow generated from financing activities was RMB8,186 million in 2005, primarily from proceeds from bank loans and the issue of short-term debentures.

Pursuant to certain of our finance or operating leases, we are required to indemnify the lessors against any withholding or similar taxes that may be imposed on the lessors by taxing authorities in China with regard to payments made under such leases. Pursuant to a regulation issued in 2000 by the State Tax Bureau of China, lease payments made by



Chinese airlines to foreign enterprises in respect of lease arrangements entered into prior to September 1, 1999 are exempt from the payment of any withholding tax. Withholding tax payable in respect of the lease arrangements entered into on or after September 1, 1999 are charged to our income statement as incurred.

We generally operate with a working capital deficit. As of December 31, 2005, our current liabilities exceeded our current assets by RMB25,598 million. In comparison, our current liabilities exceeded our current assets by RMB12,491 million as of December 31, 2004. The increase in our current liabilities in 2005 was primarily due to an increase in borrowings for payment of advances on aircraft and flight equipment. Short-term loans outstanding totaled RMB6,189 million and RMB13,711 million as of December 31, 2004 and 2005, respectively. Long-term bank loans outstanding totaled RMB10,736 million and RMB12,659 million as of December 31, 2004 and 2005, respectively. Long-term loans payable within two years, from three to five years and beyond five years were RMB2,663 million, RMB5,517 million and RMB1,609 million, respectively, as of December 31, 2005, as compared to RMB2,387 million, RMB3,216 million and RMB1,940 million, respectively, as of December 31, 2004. The total lease obligations outstanding under our finance leases as of December 31, 2004 and 2005 were RMB8,662 million and RMB10,608 million, respectively. Our lease obligations payable within two years, from three to five years and beyond five years were RMB2,570 million, RMB3,014 million and RMB2,596 million, respectively, as of December 31, 2005, as compared to RMB1,670 million, RMB3,756 million and RMB2,017 million, respectively, as of December 31, 2004.

We have, and in the future may continue to have, substantial debts. As of December 31, 2004 and 2005, our long-term debt to equity ratio was 2.6 and 3.4, respectively. The interest expenses associated with these debts might impair our future profitability. We expect that cash from operations and bank borrowings will be sufficient to meet our operating cash flow requirements, although events that materially affect our operating results can also have a negative impact on liquidity. We have entered into credit facility agreements with certain Chinese banks to meet our future working capital needs. We have arranged, and we believe that we will continue to be able to arrange, short-term bank loans with domestic and foreign-funded banks in China as necessary to meet our working capital requirements. However, our ability to obtain financing may be affected by our financial position and leverage and credit ratings, as well as by prevailing economic conditions and the cost of financing generally. If we are unable to obtain financing for a significant portion of our capital requirements, our ability to acquire new aircraft and to expand our operations may be adversely affected.

Capital Expenditures

Our aircraft orders as of December 31, 2005 included commitments to acquire 47 aircraft to be delivered in 2006 and 2007. We expect our capital expenditures for aircraft and related equipment, including deposits, through 2010 to be in aggregate approximately RMB57,332 million, including RMB19,080 million in 2006 and RMB12,704 million in 2007, in each case subject to contractually stipulated increases or any increase relating to inflation. We generally finance our purchase of aircraft through operating leases and bank loans secured by our assets. As of December 31, 2005, the total value of our mortgaged assets increased by 1.1%, from RMB9,737 million as of December 31, 2004 to RMB9,844 million as of December 31, 2005. Construction of our facilities at the Pudong International Airport and the purchase of maintenance equipment and other property and equipment will continue to require additional capital expenditures in 2006. We paid an amount of RMB418 million as the consideration for the increase of our equity interest in China Eastern Airlines Wuhan Limited



to 96% early 2006. We plan to finance our other capital commitments through a combination of funds generated from operations, existing credit facilities, bank loans, leasing arrangements and other external financing arrangements.

Foreign Currency Transactions

We have debts denominated in U.S. dollars, Japanese yen or Euro in addition to our debts denominated in Renminbi. We generate a significant amount of foreign currency revenues, including U.S. dollar, Japanese yen, Euro, Korean won, Hong Kong dollar, Singapore dollar, Australian dollar, and Thailand baht revenues, from ticket sales made in overseas offices. Pursuant to current foreign exchange regulations in China, we may retain our foreign currency earnings subject to the approval of SAFE. We have also designated certain personnel to manage the foreign currency risks through derivative financial products such as forward foreign exchange contracts and interest rate swaps. We use interest rate swaps to reduce risks related to changes in market interest rates. As of December 31, 2005, the notional amount of the outstanding interest rate swap agreements was approximately US$661 million, compared to US$437 million as of December 31, 2004. These interest rate swap agreements will expire between 2006 and 2016. In addition, we use currency forward contracts to reduce risks related to changes in currency exchange rates in respect of ticket sales and expenses denominated in foreign currencies. As of December 31, 2005, the notional amount of the outstanding currency forward contracts was approximately US$92 million, compared to US$226 million as of December 31, 2004. This decrease in the notional amount of the outstanding currency forward contracts was primarily due to the cancellation or early termination of certain currency forward contracts in 2005. These currency forward contracts will expire between 2007 and 2010.

Pursuant to IFRS, our monetary assets and liabilities denominated in foreign currencies are required to be translated into Renminbi at the year end at exchange rates announced by the People's Bank of China. The net exchange gains or losses are recognized and reflected in the income statement for the relevant year. Any fluctuation of the exchange rates between Renminbi and foreign currencies may materially adversely affect our financial condition and results of operations. Primarily due to an appreciation of Renminbi against certain foreign currencies including U.S. dollar, Japanese yen and Euro following the measures introduced by the PRC government in July 2005 to reform the Renminbi exchange rate regime, we recognized a net exchange gain of RMB415 million in 2005, compared to a net exchange loss of RMB32 million in 2004.





Report of Directors

The board of directors of the Company (the "Board") is pleased to present the audited financial report of the Company and its subsidiaries (the "Group") for the year ended December 31, 2005.

Group Activities and Results

The Company is one of the three largest air carriers in the People's Republic of China (the "PRC") based on tonne-kilometres and number of passengers carried in 2005 and is the primary air carrier serving Shanghai, the largest economic, trading and financial centre of the PRC. The results of the Group for the year ended December 31, 2005 and the financial position of the Company and the Group as at that date, prepared in accordance with International Financial Reporting Standards ("IFRS") and PRC Accounting Regulations, are set out in the financial statements.

Details of the Company's principal subsidiaries are set out in note 19 to the financial statements prepared in accordance with IFRS.

The geographical analysis of the Group's revenue from principal business is as follows:

	PRC Accounting Regulations (RMB'000)	IFRS (RMB'000)
Domestic	12,202,300	11,785,201
Hong Kong Special Administrative Region ("Hong Kong")	3,084,260	3,136,355
International	10,938,477	10,898,506
Total	**26,225,037**	**25,820,062**

Dividends

Having considered the Company's cash flow position in 2006, the Board of Directors does not recommend payment of any dividend for the financial year ended 31 December 2005. The balance of retained profits will be carried forward to next year. The Company will not convert funds from the common reserve to increase its share capital during this period.

Share Capital Structure

As at December 31, 2005, the share capital structure of the Company in 2005 remained unchanged as follows:

	At the beginning of the year (10,000 shares)	Approximate percentage in total issued share capital (%)	Increase/ (Decrease) in shareholding during the year (10,000 shares)	At the end of the year (10,000 shares)	Approximate percentage in total issued share capital (%)
1. Unlisted shares					
(a) A shares (unlisted State-owned legal person shares)	300,000	61.64	0	300,000	61.64
2. Listed shares					
(a) H shares	156,695	32.20	0	156,695	32.20
(b) A shares	30,000	6.16	0	30,000	6.16
3. Total number of shares	486,695	100	0	486,695	100

Number of Shareholders

As at December 31, 2005, the total number of registered shareholders of the Company was 106,310, of which 104,222 are holders of A shares (including unlisted State-owned legal person shares and listed A shares), and 2,088 are holders of H shares.

Substantial Shareholders

So far as the Directors are aware, each of the following persons, not being a Director, chief executive, Supervisor or member of the Company's senior management, had, as at December 31, 2005, an interest and / or short position in the Company's shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (the "SFO"), or was otherwise, as at December 31, 2005, interested in 5% or more of any class of the then issued share capital of the Company, or was otherwise, as at December 31, 2005, a substantial shareholder (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules")) of the Company:

			Interest As at December 31, 2005			
Name of shareholder	Nature of shares held	Number of shares held	Approximate percentage of shareholding in the Company's total issued share capital	Approximate percentage of shareholding in the Company's total issued A shares	Approximate percentage of shareholding in the Company's total issued H shares	Short position
China Eastern Air Holding Company	A shares (unlisted State-owned legal person shares)	3,000,000,000	61.64%	90.91%	-	-
HKSCC Nominees Limited (Note)	H shares	1,487,931,163	30.57%	-	94.96%	-

Note:

Based on the information available to the Directors as at December 31, 2005 (including such information as was available on the website of the Stock Exchange) and so far as the Directors are aware, as at December 31, 2005:

Among the 1,487,931,163 H shares held by HKSCC Nominees Limited, no person had an interest or short position in the Company's shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept under section 336 of the SFO.

According to the relevant disclosure requirements laid down by the China Securities Regulatory Commission, as at the end of the reporting period, the 10 largest registered shareholders and the 10 largest registered listed stock shareholders on the register of members and their respective shareholdings are as follows:

The 10 largest registered shareholders of the Company and their respective shareholdings

	Name of shareholders	Increase/ (Decrease) in shareholding in the year	Shareholding at the end of year	Percentage (%)	Type of shares	Charged or locked-up shares	Nature of shares held
1	CHINA EASTERN AIR HOLDING COMPANY	0	3,000,000,000	61.6402	unlisted	0	A shares (unlisted State-owned legal person Shares)
2	HKSCC NOMINEES LIMITED	4,116,000	1,487,931,163	30.5721	listed	Unknown	H shares
3	HSBC NOMINEES (HONG KONG) LIMITED	-756,000	4,104,000	0.0843	listed	Unknown	H shares
4	HSBC NOMINEES (HONG KONG) LIMITED <A/C BR-9>	0	3,000,000	0.0616	listed	Unknown	H shares
5	CITIGROUP	2,919,920	2,919,920	0.0600	listed	Unknown	A shares
6	HSBC NOMINEES (HONG KONG) LIMITED <A/C BR-43>	0	2,256,000	0.0464	listed	Unknown	H shares
7	HSBC NOMINEES (HONG KONG) LIMITED <A/C BR-41>	0	2,122,000	0.0436	listed	Unknown	H shares
8	HSBC NOMINEES (HONG KONG) LIMITED <A/C BR-42>	0	2,000,000	0.0411	listed	Unknown	H shares
9	HSBC NOMINEES (HONG KONG) LIMITED <A/C BR-1>	0	1,668,000	0.0343	listed	Unknown	H shares
10	BOSHI YUFU (博時裕富)	1,574,506	1,574,506	0.0324	listed	Unknown	A shares

Description of any related party or concert party relationship among the 10 largest shareholders: The Company is not aware of any related party or concert party relationship among the above shareholders.

The 10 largest registered listed stock shareholders of the Company and their respective shareholdings

Name of shareholders	Shareholding of listed stocks at the end of year	Nature of shares held
HKSCC NOMINEES LIMITED	1,487,931,163	H shares
HSBC NOMINEES (HONG KONG) LIMITED	4,104,000	H shares
HSBC NOMINEES (HONG KONG) LIMITED<A/C BR-9>	3,000,000	H shares
CITIGROUP	2,919,920	A shares
HSBC NOMINEES (HONG KONG) LIMITED<A/C BR-43>	2,256,000	H shares
HSBC NOMINEES (HONG KONG) LIMITED<A/C BR-41>	2,122,000	H shares
HSBC NOMINEES (HONG KONG) LIMITED<A/C BR-42>	2,000,000	H shares
HSBC NOMINEES (HONG KONG) LIMITED<A/C BR-1>	1,668,000	H shares
BOSHI YUFU（博時裕富）	1,574,506	A shares
ARSENTON NOMINEES LIMITED	1,500,000	H shares
Description of any related party or concert party relationship among the 10 largest listed stock shareholders: The Company is not aware of any related party or concert party relationship among the above listed stock shareholders.		

Controlling Shareholder

There is no change in the Company's controlling shareholder in the year.

China Eastern Air Holding Company ("CEA Holding") is the parent company of the Company and its registered capital amounts to RMB2,558,441,000. Mr. Li Fenghua is the legal representative of CEA Holding. CEA Holding manages all State-owned assets and State-owned equity of its group and its investment enterprises, all of which assets and equity are formed by State investment. As at December 31, 2005, the shares of the Company held by CEA Holding were not pledged.

Purchase, Sale or Redemption of Securities

During the year ended December 31, 2005, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of its issued securities (as defined under Appendix 16(1) of the Listing Rules).

Summary of Significant Differences between the Corporate Governance Practices of China Eastern Airlines Corporation Limited and the Corporate Governance Practices Required to be Followed by U.S. Companies under the New York Stock Exchange's Listing Standards

As a company incorporated in the People's Republic of China (the "PRC") and listed on the Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited (the "HKSE") and the New York Stock Exchange (the "NYSE"), China Eastern Airlines Corporation Limited (the "Company") is subject to applicable PRC laws and regulations, including the PRC Company Law, the PRC Securities Law, Corporate Governance Standards for Listed Companies and Guidance Opinions regarding the Establishment of Independent Director System in Listed Companies (the "Independent Director Guidance"), Hong Kong laws and regulations, including the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Listing Rules"), the Hong Kong Companies Ordinance and the Hong Kong Securities and Futures Ordinance, as well as applicable U.S. Federal securities laws, including the U.S. Securities Exchange Act of 1934, as amended, and the Sarbanes-Oxley Act of 2002. The Company is also subject to the listing standards of the NYSE to the extent they apply to non-U.S. issuers. The Company is not required to comply with all of the corporate governance listing standards of the NYSE.

In accordance with the requirements of Section 303A.11 of the NYSE Listed Company Manual, the following is a summary of the significant differences between the Company's corporate governance practices and those required to be followed by U.S. companies under the NYSE's listing standards.

Section 303A.01 of the NYSE Listed Company Manual provides that listed companies must have a majority of independent directors. As a company listed in the PRC, the Company is subject to the requirement under the Independent Director Guidance that at least one-third of its board of directors be independent as determined thereunder. As a company listed in Hong Kong, the Company is also subject to the requirement under the Hong Kong Listing Rules that at least three members of its board of directors be independent as determined under the Hong Kong Listing Rules, and at least one of whom must have appropriate professional qualifications or accounting or related financial management expertise. The Company currently has five independent directors out of a total of eleven directors. The standards for establishing independence set forth under either the Independent Director Guidance or the Hong Kong Listing Rules differ from those set forth in the NYSE Listed Company Manual.

Section 303A.03 of the NYSE Listed Company Manual provides that listed companies must schedule regular executive sessions in which non-management directors meet without management participation. The Company is not required, under either the applicable PRC law or the applicable Hong Kong law, to hold such executive sessions.

Section 303A.04 of the NYSE Listed Company Manual provides that listed companies must have a nominating/ corporate governance committee composed entirely of independent directors. Currently, the Company does not have a nominating/corporate governance committee. The Company can choose to have but is not required to have such a committee under either applicable PRC law or Hong Kong law. Section 303A.04 of the NYSE Listed Company Manual also provides that the nominating/corporate governance committee of a listed company must have a written charter that address the committee's purpose and responsibilities, which include, among others, the development and recommendation of corporate governance guidelines to the listed company's board of directors. The board of directors of the Company is directly in charge of developing the Company's corporate governance guidelines.

Section 303A.05 of the NYSE Listed Company Manual provides that listed companies must have a compensation committee composed entirely of independent directors. The compensation committee of the Company is composed of three independent directors and one member of the supervisory committee.

Section 303A.10 of the NYSE Listed Company Manual provides that listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees. As required under the Sarbanes-Oxley Act of 2002, the Company has adopted a code of ethics that is applicable to the Company's directors, supervisors, president, chief financial officer and other senior managers.

Pre-emptive Rights

Under the articles of association of the Company and the PRC laws, no pre-emptive rights exist which require the Company to offer new shares to existing shareholders on a *pro rata basis*.

Sufficiency of Public Float

Based on information that is publicly available to the Company and within the knowledge of the Directors as at the latest practicable date prior to the issue of this annual report, the Directors believe that the Company has at all times during the year ended December 31, 2005 maintained the relevant applicable minimum percentage of listed securities as prescribed by Rule 8.08 of the Listing Rules.

Shareholdings of Directors, Supervisors and Senior Management

Names, relevant information of and shares held by the Directors, the Supervisors and members of senior management of the Company during 2005 and as at the date of this report are as follows:

Name	Position	Age	Number of listed A shares of the Company held - personal interest	Capacity in which the A shares were held	Effective date and expiry date of appointment
Li Fenghua	Chairman of the Board of Directors	56	5,000 (Note 1)	Beneficial Owner	June 2004- June 2007
Luo Chaogeng	Directors, President	56	5,000 (Note 1)	Beneficial Owner	September 2004- June 2007
Cao Jianxiong	Director	47	5,800 (Note 2)	Beneficial Owner	June 2004- June 2007
Wan Mingwu	Director, Vice President	59	5,000 (Note 1)	Beneficial Owner	June 2004- June 2007
Zhong Xiong	Director	60	2,800 (Note 3)	Beneficial Owner	June 2004- June 2007
Luo Zhuping	Director, Secretary of the Board	53	5,800 (Note 2)	Beneficial Owner	June 2004- June 2007
Hu Honggao	Independent Non-executive Director	52	0	–	June 2004- June 2007
Peter Lok	Independent Non-executive Director	69	0	–	June 2004- June 2007
Wu Baiwang	Independent Non-executive Director	63	0	–	June 2004- June 2007

Name	Position	Age	Number of listed A shares of the Company held - personal interest	Capacity in which the A shares were held	Effective date and expiry date of appointment
Zhou Ruijin	Independent Non-executive Director	67	0	–	June 2004- June 2007
Xie Rong	Independent Non-executive Director	54	0	–	June 2004- June 2007
Li Wenxin	Chairman of the Supervisory Committee	57	6,000 (Note 4)	Beneficial Owner	June 2004- June 2007
Ba Shengji	Supervisor	47	5,800 (Note 2)	Beneficial Owner	June 2004- June 2007
Yang Xingen	Supervisor	53	3,800 (Note 5)	Beneficial Owner	June 2004- June 2007
Yang Jie	Supervisor	36	3,000 (Note 6)	Beneficial Owner	June 2004- June 2007
Liu Jiashun	Supervisor	49	3,000 (Note 6)	Beneficial Owner	June 2004- June 2007
Wu Jiuhong	Vice President	54	3,000 (Note 6)	Beneficial Owner	June 2004- June 2007
Zhou Liguo	Vice President	57	3,000 (Note 6)	Beneficial Owner	June 2004- June 2007
Zhang Jianzhong	Vice President	51	5,000 (Note 1)	Beneficial Owner	June 2004- June 2007
Tong Guozhao	Vice President	47	5,000 (Note 1)	Beneficial Owner	April 2005- June 2007

Name	Position	Age	Number of listed A shares of the Company held - personal interest	Capacity in which the A shares were held	Effective date and expiry date of appointment
Li Yangmin	Vice President	43	3,000 (Note 6)	Beneficial Owner	October 2005-June 2007
Luo Weide	Chief Financial Officer	50	3,000 (Note 6)	Beneficial Owner	June 2004-June 2007

Note 1: representing approximately 0.001667% of the Company's total issued listed A shares as at December 31, 2005

Note 2: representing approximately 0.001933% of the Company's total issued listed A shares as at December 31, 2005

Note 3: representing approximately 0.000933% of the Company's total issued listed A shares as at December 31, 2005

Note 4: representing approximately 0.002% of the Company's total issued listed A shares as at December 31, 2005

Note 5: representing approximately 0.001267% of the Company's total issued listed A shares as at December 31, 2005

Note 6: representing approximately 0.001% of the Company's total issued listed A shares as at December 31, 2005

As at the date of this report, brief biographical details in respect of each of the Directors, Supervisors and senior management officers of the Company are as follows:

Mr. Li Fenghua is the incumbent chairman of the Board of Directors, president and deputy party secretary of CEA Holding. Mr. Li joined the civil aviation industry in 1968 and was deputy head, and subsequently became head, of the 26th Fleet of the Civil Aviation Administration of China from 1987 to 1992. From 1992 to 1996, Mr. Li served as vice-president, and then became president, of the Hubei branch of China Southern Airlines (Group). Since 1996, he became vice-president of China Southern Airlines Company Limited and vice-president of China Southern Airlines (Group). In 2000, Mr. Li became party secretary and vice-president of China Southern Airlines Company Limited. From October 2002 to September 2004, he served as the President of the China Eastern Airlines Corporation Limited and vice-president of China Eastern Air Holding Company. In September 2004, he became president and deputy party secretary of CEA Holding. Mr. Li graduated from the China Civil Aviation Senior Aviation School and holds the title of First Class Pilot.

Mr. Luo Chaogeng is currently a Director, as well as the President and deputy party secretary of the Company. Mr. Luo joined the civil aviation industry in 1970. Mr. Luo was a flight mechanic of the instructing team of the Lanzhou Civil Aviation Administration Bureau from August 1970 to August 1972. From August 1972 to March 1989, he was the flight mechanic of the 8th Civil Aviation Flight Team. From March 1989 to August 1994, he was the deputy commissar, commissar and party secretary of the Xian Flight Team of China Northwest Airlines. From August 1994 to October

1997, he was the party secretary of the aircraft maintenance plant of China Northwest Airlines. From October 1997 to March 1997, he was the party secretary and deputy general manager of the aircraft maintenance base of China Northwest Airlines. From March 1997 to December 2000, he was the deputy director of the Civil Aviation Administration Bureau of China Northwest Airlines. From December 2000 to November 2001, Mr. Luo was the general manager of Yunnan Airlines and the director and deputy party secretary of Civil Aviation Administration Bureau of Yunan. From November 2001 to September 2001, he was the general manager and deputy party secretary of Yunnan Airlines. From September 2002 to September 2004, he has also been serving concurrently as the general manager of Yunan Airlines. From September 2004 to the present, he has been the party constitution member and vice president of China Airlines Group Company, President and deputy party secretary of China Airlines Corporation Limited. From 1998 to June 2001, Mr. Luo has been studying the postgraduate course for incumbent leading cadres in professional economics and management at the Central Party School of Shaanxi. Mr. Luo has obtained first class competency in flight mechanics.

Mr. Cao Jianxiong is currently a Non-executive Director. Mr. Cao joined the civil aviation industry in 1982. From 1992, he served as president of Shanghai Eastern Airlines Development Company and in 1994 he became president of Eastern Airlines Futures Brokerage Company. In early 1996 he served as assistant president of the Company. From 1997, he served as vice president and chief financial officer of the Company. Since December 1999, he has served as vice president of EA Group. Since October 2002, he served as vice president of CEA Holding, and he also was the party secretary of China Eastern Air Northwest Company from December 2002 to September 2004. Mr. Cao graduated from the Civil Aviation Management Institute with a major in labour economics. Mr. Cao also received a Master's degree in global economics from Eastern China Normal University's Department of International Finance. Mr. Cao holds the title of Economist.

Mr. Wan Mingwu is currently an Executive Director as well as the Company's party secretary and vice president. Mr. Wan joined the civil aviation industry in 1968. From 1983 to 1990 he was deputy section chief and section chief of the cadre section of the political department of the CAAC Shenyang Bureau. From 1990 to 1992 he was section chief of the personnel section of China Northern Airlines. From 1992 to 1995 he was deputy party secretary of China Northern Airlines and from 1995 to 2000 he was party secretary of China Northern Airlines. Since December 2000 he has been party secretary and vice president of the Company. Mr. Wan graduated from Civil Aviation Mechanics Vocational School. Mr. Wan is a college graduate and holds the title of Senior Political Work Instructor.

Mr. Zhong Xiong is currently a Non-executive Director of the Company. Mr. Zhong joined the civil aviation industry in 1970. From 1986 to 1988, he was vice president of Transportation Services Company of the CAAC Shanghai Bureau and was president of the sales and transportation department of China Eastern Airlines from 1988 to 1992. From 1992 to April 1995, he was vice president of China Eastern Airlines. From May 1995 to April 2002, Mr. Zhong has been vice president of the Company, and has become the Chairman of the workers' union of CEA Holding since April 2002. He graduated in 1970 from the English Department of Liaoning Teacher's College and holds the title of Economist.

Mr. Luo Zhuping is an Executive Director of the Company, the secretary of the Board of Directors and the head of the secretariat of the Board of Directors. Mr. Luo joined CEA in 1988. He was deputy chief and then chief of the enterprise management department of China Eastern Airlines from 1992 to 1997. He was deputy head of the share system office from 1993 to 1996. In 1997, he became the secretary of the Board of Directors and the head of the secretariat of the Board of Directors. He became a Director of the Company in June 2004. Mr. Luo graduated from the Faculty of Philosophy and the Faculty of Law of Anhui University in 1979 and 1985, respectively. In 1994, Mr. Luo received a Master's degree from the Economics Department of Eastern China Normal University, majoring in global economics. In 1998, he participated in the training programme for senior managers of large state-owned enterprises organised in the U.S.A. by the State Economic and Trade Commission and Morgan Stanley.

Mr. Hu Honggao was appointed as an independent non-executive Director of the Company in 1996. He is the vice-dean and professor of law at Fu Dan University School of Law as well as the head of the Civil and Commercial Law Research Centre of Fu Dan University, supervising doctoral students majoring in civil and commercial law at Fu Dan University. He is also a senior lawyer at the Shanghai Shen Yang Law Office. Mr. Hu is a managing director of China Commercial Law Research Society, a managing director of China Economic Law Research Society (中國經濟法研究會常務理事), a member of the Legislative Consultation Committee of the Shanghai Municipal Government, a member of the Legislative Profession Consultation Committee of the Shanghai Standing Committee of the People's Congress (上海市人大常委會立法專家諮委會委員) vice-chairman of the Shanghai Economic Law Research Society and an arbitrator of the Shanghai Arbitration Committee.

Mr. Peter Lok was appointed as an independent non-executive Director of the Company in 1998. Mr. Lok went to the College of Air Traffic Control in England for further studies after joining the Hong Kong Civil Aviation Department in December 1956. He studied air transport, air accident investigation and administration and management of civil aviation in England from 1968 to 1973. In 1982, he became assistant director of the Hong Kong Civil Aviation Department. From 1985, during his time in office at the air services division of the Hong Kong Civil Aviation Department, he participated in negotiations with various countries regarding air traffic rights. He became deputy director in 1988, and subsequently became director in 1990 of the Hong Kong Civil Aviation Department. Mr. Lok retired in 1996 and has served as a consultant at the Flights Standards Department of the CAAC. Mr. Lok is the first Chinese director of the Hong Kong Civil Aviation Department and was at one time an instructor of the College of Air Traffic Control of Hong Kong.

Mr. Wu Baiwang was appointed as an independent non-executive Director of the Company in 1998. Mr. Wu joined the civil aviation industry in 1959 and was deputy fleet leader and subsequently became fleet leader of the 12th Fleet of the CAAC from 1976 to 1984. From 1984 to 1992, Mr. Wu was deputy head and subsequently became head of the CAAC Jilin Bureau. From 1992 to 1995, Mr. Wu was head and party secretary of the CAAC Northeastern Bureau. From September 1995 to 1998, he became president of China General Aviation Corporation. He was the party secretary and vice-president of Guangzhou Baiyun International Airport Group Company and the Chairman of the Board of

Directors of Guangzhou Baiyun International Airport Company Limited from 1998 to September 2003. Mr. Wu graduated from Chinese Civil Aviation School in 1965 and holds the title of First Class Pilot.

Mr. Zhou Ruijin was appointed as an independent non-executive director of the Company in 2000. Mr. Zhou was deputy editor-in-chief and the East China regional director of the People's Daily. From 1988 to 1993 Mr. Zhou was party secretary and deputy editor-in-chief of the Liberation Daily. From April 1993 to 1996 he was deputy editor-in-chief of the People's Daily and from 1996 to 2000 he was deputy editor-in-chief and the East China regional director of the People's Daily. After retired, he became Vice-chairman of the China Productivity Council and Chairman of the Shanghai Productivity Council. Mr. Zhou graduated from the journalism department of Fudan University in 1962.

Mr. Xie Rong was appointed as an independent non-executive director of the Company in 2003. Mr. Xie is a certified accountant in the People's Republic of China. He is the deputy head of Shanghai National Accounting Institute. He taught at the faculty of accounting of Shanghai University of Finance and Economics from December, 1985 to March, 1997, and had been an assistant professor, a professor, a doctorate-tutor and the deputy dean of the faculty. Mr. Xie was a partner of KPMG Huazhen from December, 1997 to October, 2002, and has, since October, 2002, been the deputy head of Shanghai National Accounting Institute. Mr. Xie graduated from Shanghai University of Finance and Economics and has a doctorate degree in Economics.

Mr. Li Wenxin is currently chairman of the Company's supervisory committee. Mr. Li joined the civil aviation industry in 1970. From 1992 to 1995 he was secretary of the disciplinary committee of China General Aviation Company. From 1995 to 1996 he was deputy party secretary of China General Aviation Corporation. From 1996 to 1998 he was deputy president of China General Aviation Corporation and from February 1998 to June 2002, he assumed the post of party secretary and executive deputy president of the Shanxi branch of the Company. From June 2000 to September 2002, he served as deputy party secretary and secretary of the disciplinary committee of EA Group. Since October 2002, he served as party secretary and vice president of CEA Holding. He has been the Chairman of the Supervisory Committee of China Eastern Airlines Corporation Limited since June 2000. Mr. Li received university education and is a qualified Senior Political Work Instructor.

Mr. Ba Shengji is currently a Supervisor. Mr. Ba joined the civil aviation industry in 1978. From 1980, Mr. Ba was an accountant at the Department of Finance of the CAAC Shanghai Bureau. From 1988, he served as the section head of the Department of Finance of China Eastern Airlines. In 1993, Mr. Ba became the deputy head of the Department of Finance of China Eastern Airlines. In March 1997, Mr. Ba became the chief officer of the auditing office of the Company. From December 1997 to September 2002, he served as the head of EA Group's auditing department. Since October 2002, he became the head of CEA Holding's auditing department. Since January 2003, he concurrently served as chief of CEA Holding's disciplinary committee's administrative office. Mr. Ba received university education and is a qualified auditor.

Mr. Yang Xingen is currently a Supervisor. Mr. Yang was the deputy political committee member of the 1st flying battalion and political committee member of the 2nd battalion of 105th Regiment, 35th Division from July 1980 to July 1986. From July 1986 to October 1997, he was the party branch secretary and manager of China Eastern Airlines Advertisement Service Company respectively. From October 1997 to April 2000, he was the party deputy secretary, secretary for the disciplinary committee and political director of the Shanghai flying squadron of China Eastern Airlines. From April 2000 to August 2002, he was the deputy secretary for the disciplinary committee cum director of the office for discipline committee and director of the supervision office. From August 2002 to now, he has been the deputy secretary for the disciplinary committee of China Eastern Airlines. Mr. Yang has been educated to the tertiary level. He was graduated from the faculty of mechanics of the Second Aviation Mechanics School of the air force.

Ms. Yang Jie is currently a Supervisor. Ms. Yang joined the civil aviation industry in 1992. From 1996 to 1998 she was electronic technology supervisor of the technology office and Communist Youth League secretary of the overhaul department at the aircraft maintenance base of the Company. From 1998 to September 2000 she was Communist Youth League deputy secretary of the aircraft maintenance base of the Company. She was the deputy secretary of the Company's Communist Youth League from September 2000 to July 2002, and the secretary of the Company's Communist Youth League from August 2002 to January 2003. Since January 2003, she has been the secretary of the Communist Youth League of China Eastern Air Holding Company, as well as the secretary of the Communist Youth League of China Eastern Airlines Corporation Limited. Ms. Yang graduated with a major in aviation electronics from the China Civil Aviation Academy and a major in Business Administration from Sunny Management Academy（旭日管理學院工商管理）at Donghua University and she received a master degree in Business Administration. She is also a qualified engineer.

Mr. Liu Jiashun has been a Supervisor of the Company since 2000. From 1993 to 1999 Mr. Liu was party secretary, deputy president and secretary of the disciplinary committee secretary of China Aviation Fuel Hainan Company, as well as chairman of the board and president of Hainan Nanyang Air Transport Co., Ltd. From 1997 to 1999 he was also in charge of fuel supply engineering at Haikou's Meilan Airport and served as director of Meilan Airport Co., Ltd. and vice chairman of the board and president of Meilan Industrial Co., Ltd. From 1999 to 2000 he was deputy party secretary of China Aviation Fuel East China Company and he is currently deputy party secretary and secretary of the disciplinary committee of the East China branch of China Aviation Fuel Company. Mr. Liu is a former graduate student and has qualifications as a political work instructor.

Mr. Wu Jiuhong is a vice president of the Company. Mr. Wu joined the civil aviation industry in 1971. From 1968 to 1971 he served with the 60th division under the 20th army. From 1971 to 1973 he studied aviation machinery at the Civil Aviation College. From 1973 to 1981 he was with the 18th Fleet of the CAAC's 2nd General Fleet. From 1985 to 1988 he served as Communist Youth League secretary and deputy head of the political department of the CAAC's Jiangxi Bureau. From 1988 to 1995 he concurrently served as deputy party secretary and disciplinary committee secretary of the Cabin Service Department of China Eastern Airlines. From 1995 to 1997 he served as head of the Company's publicity department. From 1997 to 2002, he served as party secretary and executive vice president of the Company's Jiangxi branch. Since April 2002 he has been vice president of the Company. He also became the party secretary of China Eastern Air Northwest Company since September 2004. Mr. Wu has completed postgraduate studies and is a qualified senior political work instructor.

Mr. Zhou Liguo is currently a vice president of the Company. He joined the civil aviation industry in 1981, and attended the Air Force Changchun First Reserve Flight School from 1966 to 1967 and the Harbin First Navigation School from 1967 to 1969. Mr. Zhou performed his military service with the 34th Division of the Air Force from 1969 to 1981, and served as squadron leader in the 5th Fleet of the Civil Aviation from 1984 to 1988. Mr. Zhou was deputy fleet leader of China Eastern Airlines' Shanghai Fleet from 1988 to 1992, and leader of the said fleet from 1992 to 1997. From 1997 to 2000, he served as general manager and deputy party secretary of the Company's General Flight Department. In 2000 he became assistant president of the Company, and from 2000 to 2003 he served as president and deputy party secretary of China Cargo Airlines Limited. Mr. Zhou was the Company's chief economic official from December 2003 to April 2004. He became a vice president of the Company since April 2004. Mr. Zhou received university education and holds the title of First Class Pilot.

Mr. Zhang Jianzhong is a vice president of the Company. Mr. Zhang joined the civil aviation industry in 1982. From April 1982 to December 1987, he was an assistant of the Shanghai Civil Aviation Planning Bureau. From December 1987 to April 1987, he was the deputy director of the planning department of Shanghai Hongqiao International Airport. From April 1990 to January 1996, he was the director of the planning department of China Eastern Airlines. From January 1996 to April 1999, he was the manager of the sales and marketing department of China Eastern Airlines Corporation Limited. From April 1999 to April 2003, he was the Assistant to the President of China Eastern Airlines Corporation Limited. From September 2000 to December 2001, he served concurrently as the director of the office of strategic study of the Company. From December 2001 to May 2003, he served concurrently as the general manager of the computer information centre of the Company. From April 2003 to June 2004, he was the chief economic official of China Eastern Airlines Corporation Limited. From May 2003 to June 2004, he served concurrently as the general manager of the sales and marketing department of the Company. From June 2004 to the present, he has been a vice president of China Eastern Airlines Corporation Limited. Mr. Zhang graduated from the Faculty of Mechanical Engineering of Zhejiang University and Professional Study in Economics and Management at Fudan University, from which he obtained a master's degree.

Mr. Tong Guozhao is a vice president of the Company. Mr. Tong joined the civil aviation industry in 1980. From January 1980 to May 1992, Mr. Tong had been the deputy pilot, chief pilot and captain respectively of the flight team of Urumqi Civil Aviation Bureau. From May 1992 to April 1997, he had been the captain, sub-team leader, deputy squadron leader and squadron leader of the Shanghai Flight Team of China Eastern Airlines Corporation. From April 1997 to May 1998, he was a vice president of the Shanghai Flight Team of China Eastern Airlines Corporation Limited. From May 1998 to March 2001, he was the president of the Safety Monitoring Department of China Eastern Airlines Corporation Limited. From March 2001 to January 2004, he was the president of the Anhui branch company of China Eastern Airlines Corporation Limited. From January 2004 to September 2004, he was the president of the China Cargo Airlines Corporation Limited and deputy party secretary. From September 2004 to April 2005, he was the president of China Eastern Airlines Corporation Limited cum president of the Operation Control Centre. Since April 2005, he has been a vice president of China Eastern Airlines Corporation Limited. Mr. Tong graduated from the Civil Aviation School and Anhui School of Business and Administration (安徽工商管理學院). He received a master degree in business administration and holds the title of Second Class Pilot.

Mr. Li Yangmin is a Vice President of the Company. Mr. Li joined the civil aviation industry in 1985. From July 1985 to October 1996, he was the Deputy Head of the aircraft maintenance workshop (飛機維修廠車間), Head of technology office and secretary of the workshop branch of Northwest Company(西北航空公司). From October 1996 to June 2002, he was the Deputy General Manager of the aircraft maintenance base and the Manager of air route department (航線部) of Northwest Company (西北航空公司). From June 2002 to March 2004, he was the General Manager of the aircraft maintenance base of China Eastern Air Northwest Company. From March 2004 to October 2005, he was the Vice President and a member of the standing committee to the party committee of China Eastern Air Northwest Company. Since October 2005, he has been Deputy General Manager of China Eastern Airlines Corporation Limited. Mr. Li is a university graduate from China Civil Aviation Academy. He is a qualified senior engineer.

Mr. Luo Weide is the Company's chief financial officer. In 1976 Mr. Luo began his military service at the Air Force in Liuan Airport. From 1979 to 1991 he successively served as department head and deputy head of the Putuo branch of the Shanghai Municipal Tax Bureau. From 1991 to 1993 he concurrently served as head of the finance bureau and the state asset bureau of Putuo District, Shanghai. From 1993 to 1998 he successively served as deputy chief accountant, chief accountant and executive deputy president of Shanghai Jinqiao (Group) Co., Ltd. From 1998 to 2000, he was vice president of Shanghai Pudong Development (Group) Co., Ltd. and chairman of the board and president of Pudong Finance Company. Since 2000 he has been chief financial officer of the Company. Mr. Luo graduated from the Sino-European International Business School in 1999 with a Master's degree in business administration. He holds the titles of Senior Accountant and Senior Economist.

Each of the independent non-executive Directors has issued a confirmation in respect of the factors set out in Rule 3.13 of the Listing Rules concerning his independence pursuant to Rule 3.15 of the Listing Rules. The Company considers all of the independent non-executive Directors to be independent.

Changes in the Members of the Board of Directors and Management Personnel

At the 2004 annual general meeting of the Company held on 30 June 2005, it was approved that Mr Luo Chaogeng be elected as a Director of the Company, and that Mr Ye Yigan would cease to be a Director of the Company.

On 1 April 2005, the fourth session of the Board held the sixth meeting for 2005 to resolve by written resolution that Mr Tong Guozhao be appointed as Vice President of the Company and that Mr Wu Yulin would cease to be a Vice President of the Company.

On 28 October 2005, the fourth session of the Board held the fourteenth meeting for 2005 to resolve by written resolution that Mr Li Yangmin be appointed as Vice President of the Company and that Mr Yang Xu would cease to be a Vice President of the Company.

Shareholdings of Directors, Chief Executive, Supervisors and Senior Management

Save as disclosed above, as at December 31, 2005, none of the Directors, chief executives, Supervisors or members of the Company's senior management and their respective associates had any other interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be notified to the Company and the Stock Exchange pursuant to the provisions of Divisions 7 and 8 of Part XV of the SFO (including any interest and short position which any of such Directors, chief executives, Supervisors or members of the Company's senior management and their respective associates were taken or deemed to have under such provisions of the SFO) and as recorded in the register required to be kept by the Company pursuant to section 352 of the SFO, or which was otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules (which shall be deemed to apply to the Supervisors to the same extent as it applied to the Directors).

In 2005 and as at December 31, 2005, none of the Directors, chief executives, Supervisors, senior management of the Company and/or any of their spouses or children under the age of eighteen were granted any right, and the Company had not made any arrangement enabling any of them, to subscribe for share capital or debt securities of the Company.

Service Contracts of Directors and Supervisors

No Director or Supervisor has entered into any service contract with the Company which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

Interests of Directors and Supervisors in Contracts

None of the Directors or Supervisors had a material interest directly or indirectly in any contract of significance to which the Company or any of its subsidiaries was a party during the year (the term 'contract of significance' having the meaning ascribed thereto in paragraph 15 of Appendix 16 to the Listing Rules.

Remuneration of Directors and Supervisors

Details of remuneration of Directors and Supervisors are set out in note 8 to the financial statements prepared in accordance with IFRS.

Employees

As at December 31, 2005, the Group had 29,301 employees, a majority of them worked in the PRC. The employee's compensation is primarily composed of the basic salary and performance-based bonus.

Medical Insurance

In January 2001, the Group joined the medical insurance scheme promulgated by the Shanghai Municipal Government. The Group and its employees contribute approximately 12% and 2% respectively of the employees' basic salaries to the scheme. The Group has no other significant obligation for the payment of medical expenses other than the above-mentioned contributions. The Group believes that its contributions to such scheme will not have significant impact on the operation and the financial aspects of the Group.

Bank Loans and Other Borrowings

Details of bank loans and other borrowings of the Company and the Group as at December 31, 2005 are set out in note 30 to the financial statements prepared in accordance with IFRS.

Interest Capitalized

Interest capitalized for the Group as calculated in accordance with IFRS for the year ended December 31, 2005 was RMB279.99 million.

Property, Plant and Equipment

Movements of property, plant and equipment of the Company and the Group during the year are summarized in note 14 to the financial statements prepared in accordance with IFRS.

Reserves

Details of movements in reserves of the Company and the Group, and profit appropriation of the Company for the year ended December 31, 2005 are set out in note 32 to the financial statements prepared in accordance with IFRS.

Statutory Common Welfare Fund

Details in relation to the statutory common welfare fund, such as the nature and application of and movements in the fund, and the basis of its calculation, including the percentage used for calculating the amounts, are set out in note 32(a) to the financial statements prepared in accordance with IFRS.

Donations

During the year, the Group made donations for charitable purposes amounting to RMB410 thousand.

Employees' Retirement Scheme

Details of the Company's employee retirement scheme and post retirement benefits are set out in note 35 to the financial statements prepared in accordance with IFRS.

Major Suppliers and Customers

As at December 31, 2005, the cost of aircraft and related materials from the Group's largest and five largest suppliers accounted for approximately 19.28% and 59.08%, respectively, of the total purchases of the Group. The aggregate percentage of sales attributable to the Group's five largest customers combined accounted for 6.99% of the Group's total sales in 2005.

China Eastern Air Holding Company is interested in 55% of Shanghai Dongmei Aviation Travel Company Limited, one of the top five customers, since May 2003, whereas the Company is interested in 45%. In 2005, the air ticket sales which the Group delegated Dongmei Air Travel Company Limited as its agent accounted for approximately 1.73% of the total sales of the Group.

Except as disclosed above, none of the Directors, Supervisors or any of their respective associates nor any shareholder to the knowledge of the Directors holding 5% or more of the Company's share capital had any interest in any of the above mentioned suppliers and customers.

Material Contracts

(1) On 16 March 2005, the Company entered into an aircraft purchase agreement in Shanghai with Airbus SAS to purchase five A319 aircraft. Details are set out in the Company's announcements dated 17 March 2005 and 30 June 2005 and the circulars dated 7 April 2005 and 20 May 2005;

(2) On 23 March 2005, China Eastern Airlines Jiangsu Co., Ltd., a subsidiary of the Company, entered into an aircraft purchase agreement in Shanghai with Harbin Embraer Aircraft Industry Co., Ltd. to purchase five ERJ145 aircraft. Details are set out in the Company's announcement dated 23 March 2005 and the circular dated 7 April 2005;

(3) On 21 April 2005, the Company entered into an aircraft purchase agreement in Beijing with Airbus SAS to purchase fifteen A320 aircraft. Details are set out in the Company's announcements dated 21 April 2005 and 30 June 2005 and the circular dated 20 May 2005;

(4) On 28 May 2005, China Cargo Airlines Co., Ltd., a subsidiary of the Company, entered into an aircraft purchase agreement in Shanghai with Boeing Company to purchase two Boeing 747-400 freight aircraft. Details are set out in the Company's announcement dated 6 June 2005 and the circular dated 12 July 2005;

(5) On 8 August 2005, the Company entered into an aircraft purchase agreement with Boeing Company to purchase fifteen Boeing 787 aircraft. Details are set out in the Company's announcement dated 8 August 2005 and the circular dated 19 September 2005;

(6) On 8 December, 2005, the Company entered into equity transfer agreements with each of Wuhan Municipality State-owned Assets Supervision and Administration Commission and Shanghai Junyao Aviation Investment Company Limited, pursuant to which the Company has agreed to acquire their equity interests in China Eastern Airlines Wuhan Limited. Details are set out in the Company's announcement dated 8 December 2005 and the circular dated 29 December 2005;

(7) On 20 December, 2005, the Company entered into an aircraft purchase agreement with Boeing Company to purchase four Boeing 737 NG series aircraft. Details are set out in the Company's announcement dated 20 December 2005;

(8) At the Company's 2004 annual general meeting, the resolution for the Company to issue short-term debenture was considered and approved, and it was agreed that they would be issued in two tranches at RMB1 billion each. Such debentures have a unit face value of RMB100 each, were issued at an agreed issue price being received by the Company of RMB97.16 per debenture for the first tranche and RMB98.00 per debenture for the second tranche, with maturity periods of 12 months and nine months respectively. On 23 August 2005, the Company had completed the issue of short-term debenture in the sum of RMB2 billion. The proceeds from the Issue of Debenture will be used, as currently contemplated, as the Company's working capital so as to meet the Company's short-term financial need and will be principally used for the procurement of aviation fuel and aviation equipment. Details are set out in the Company's announcement dated 23 August 2005;

(9) Details of material contracts entered into subsequent to the balance sheet date are set out in note 44 to the financial statements prepared in accordance with IFRS.

AGM and Board Meetings

AGM

The 2004 Annual General Meeting of the Company was held on June 30, 2005 at Function Room 2, Grand Ballroom, Shanghai Marriott Hotel Hongqiao, 2270 Hongqiao Road, Shanghai, the PRC to consider the resolutions proposed by the Board of Directors, and approved by way of ordinary resolutions: the working report of the Board of Directors for 2004; the working report of the Supervisory Committee for 2004; the audited financial report and final accounts for 2004; the profit appropriation proposal for 2004; the appointment of both domestic and overseas accountants for the Company; the election of Mr. Luo Chaogeng to succeed Mr. Ye Yigan as member of the Board of Directors; the Company's purchase of the Airbus SAS series aircraft; the Company's purchase of aviation-related assets and liabilities of CEA Northwest and CEA Yunnan, both subsidiaries of CEA Holding and the Assets Transfer Agreement (《資產轉讓協議》); the Property Lease Agreement (《物業租賃協議》) entered into between the Company and CEA Holding, CEA Northwest, and CEA Yunnan; the Financial Services Framework Agreement (《金融服務框架協議》) entered into with Eastern Air Group Finance Co. Ltd.; the Framework Agreement on Appointment of External Trade Import and Export Agent (《外貿進出口委托代理框架協議》) entered into with Eastern Aviation Import & Export Co., Ltd.; the Production Services and Equipment Supply Framework Agreement (《生產服務及設備供應框架協議》) entered into with Shangahi Aviation Equipment Manufactory Company Limited (上海航空設備有限公司); the Air Catering Supply Framework Agreement (《航空食品供應框架協議》) entered into with Shanghai Eastern Air Catering Co., Ltd.; the Air Ticket Sales Agency Framework Agreement (《航空客票銷售代理框架協議》) entered into with Shanghai Dongmei Aviation Travel Co., Ltd.; and the Advertising Agency Framework Agreement (《廣告委托代理框架協議》) entered into with Shanghai Eastern Aviation Media Co., Ltd.(上海東方航空傳媒有限公司). Certain provisions of the Articles of Association of the Company were amended by way of special resolution. A resolution was adopted on issuance of short term debentures as a special resolution.

Extraordinary General Meeting

The Company held the first extraordinary general meeting of 2005 on 4 November 2005 at Meeting Centre, Shanghai Home You Hotel, 2550 Hongqiao Road, Shanghai, during which the resolution regarding the Company's purchase of certain Boeing aircraft was considered and passed.

Board Meetings

During 2005 the Company's Board of Directors held sixteen regular meetings and passed, among other resolutions, the following resolutions:

1) On 6 January 2005, the fourth session of the Board of Directors of the Company convened its fifth meeting, and resolved that twenty Airbuse A320 be acquired.

2) On 1 April 2005, the fourth session of the Board of Directors of the Company held its sixth meeting, during which it was resolved that Mr. Wu Yulin would cease to be a Deputy General Manager because of work arrangement changes, and that Mr. Tong Guozhao be appointed as Deputy General Manager upon the nomination of Mr. Luo Chaogeng, General Manager.

3) On 12 April 2005 the fourth session of the Board of Directors of the Company held its seventh meeting, during which it was resolved that (1) a 40% equity interest in CEA Development (HK) Co., Ltd.(東航發展（香港）有限公司) be transferred to the Company for a consideration of HK$4 million, which was determined based on 40% of the registered capital of CEA Development (HK) Co., Ltd.(東航發展（香港）有限公司); (2) Mr. Cao Jianxiong, director, be replaced by Mr. Wu Baiwang, independent director, as member of the Audit Committee of the Board of Directors; (3) the Articles of the Audit Committee（《審核委員會章程》）was considered and passed; (4) the Appraisal Rules for Senior Management(《高管人員業績述職規則》）was considered and passed.

4) On 28 April 2005, the fourth session of the Board of Directors of the Company convened its eighth meeting, during which the following resolutions were considered and passed: (1) a two-bay hangar for double-seater, instead of a simple aircraft hangar, be built in Pudong airport; (2) seven A300 airliners be converted into freighters; (3) two B747 – 400ERF aircrafts be acquired by China Cargo; (4) the adoption of the Rules on Operating Procedures for Aircraft Purchase and Leasing（《購置和租賃飛機操作流程的規定》）For details, see the documents for the Board of Directors' meeting.

5) On 12 May 2005, the fourth session of the Board of Directors of the Company convened its ninth meeting, during which it was resolved that certain assets and liabilities of CEA Northwest and CEA Yunnan be acquired from CEA Holding.

6) On 7 June 2005, the fourth session of the Board of Directors of the Company convened its tenth meeting, during which the Proposal on Issuance of Short-Term Financing Note of the Company（《公司發行短期融資券的提案》）was adopted.

7) On 30 June 2005, the fourth session of the Board of Directors of the Company convened its eleventh meeting, during which the following resolutions were considered and passed: a sales-and-lease-back arrangement for five sets of CFM56 – 5B reserve generator; the Company's acquisition for a 38% equity interest held by Wuhan State-owned Assets

Administration Commission（武漢國資委）in CEA Wuhan; the change of the Company's authorised representative in the Hong Kong Stock Exchange from Mr. Ye Yigan to Mr. Li Fenghua; and a requirement for the senior management of the Company to purchase shares of the company during the period between May and December every year.

8) On 27 July 2005, the fourth session of the Board of Directors of the Company convened its twelfth meeting and it was resolved that the Northwest Branch of China Eastern Airlines Corporation Limited and the Yunnan Branch of China Eastern Airlines Corporation Limited be established by the Company.

9) On 29 August 2005, the fourth session of the Board of Directors of the Company convened its thirteenth meeting, during which the following resolutions were considered and passed: a special plan for CEA's corresponding arrangement to align with the rebuilding and expansion of Pudong Airport; a special plan for the construction of Guangzhou base, the convening of an extraordinary shareholders' meeting; proposed amendments to the Code of Ethics for Senior Management（《高級管理人員職業道德準則》); and the establishment of a logistics information platform.

10) On 28 October 2005, the fourth session of the Board of Directors of the Company convened its fourteenth meeting, during which the following resolutions were considered and passed: the depreciation life of five newly-acquired aircraft of long useful lives; proposed amendments to the Administrative Rules of China Eastern Airlines Corporation Limited on Outside Investment(《中國東方航空股份有限公司對外投資管理規定》); and the Company's development strategy. It was resolved that Mr. Yang Xu would cease to act as the Deputy General Manager of the Company owing to work changes and Mr. Li Yangmin be appointed as Deputy General Manager.

11) On 24 November 2005, the fourth session of the Board of Directors of the Company convened its fifteenth meeting, during which a resolution on the acquisition of an 18% equity interest held by Junyao Group in CEA Wuhan was approved in principal.

12) On 6 January 2005, the Board of Directors's first regular meeting for 2005 was convened, during which the following were considered and adopted: the Financial Statement for 2005; the Investment Plan for 2005; the Report of the General Manager; a resolution on a system of operating results evaluation by targets; conversion of the Investment Examination Committee（投資審核委員會）to a new development planning committee; and the amendments of Articles of the Investment Examination Committee（《投資審核委員會章程》)to the Articles of Articles of the Development Planning Committee（《規劃發展委員會章程》).

13) On 12 April 2005, the Board of Directors's second regular meeting for 2005 was convened, during which the following were considered and passed: the Company's Audit Report for 2004; an accounting and evaluation policy to provide for the price impairment of inventory - consumables; the Company's frequent flyer plan policy; the Company's profit appropriation proposal for 2004; and the Company's draft results announcement for 2004 (H/A Shares). A resolution was adopted on membership change of the Board of Directors whereby Mr. Ye Yigan would cease to be manager of CEA Holding and, as his directorship was

intended that his directorship be taken up by Mr. Luo Chaogeng, it was resolved that Mr. Luo Chaogeng be nominated as a candidate for directorship.

14) On 28 April 2005, the Board of Directors's third regular meeting for 2005 was convened, during which the financial report for the first quarter of 2005 and three resolutions to be proposed at the shareholders' general meeting for 2004 was considered and adopted. For details, please see the Company's announcement dated 28 April 2005.

15) On 29 August 2005, the Board of Directors's fourth regular meeting for 2005 was convened, during which the interim financial report for 2005 and the draft interim report announcement for 2005 were considered and adopted.

16) On 28 October 2005, the Board of Directors's fifth regular meeting for 2005 was convened, during which the financial report for the third quarter of 2005 was considered and approved.

Resolution No. 1 of the seventh meeting of the fourth session of the Board of Directors was a resolution on connected transactions, and directors involved in the connected transactions abstained from the vote. Resolutions No. 1 and 2 of the ninth meeting of the fourth session of the Board of Directors was a resolution on connected transactions, and directors involved in the connected transactions abstained from the vote.

Connected Transactions

On 12 May 2005, the Company entered into an acquisition agreement in Shanghai with CEA Holding (its controlling shareholder), CEA Northwest, and CEA Yunnan, pursuant to which the Company would acquire from CEA Holding certain assets and liabilities of the principal businesses of CEA Northwest and CEA Yunnan, which were wholly-owned by CEA Holding. The amount of transaction was RMB985,692,800. The initial transaction price was finally determined to be RMB639,749,100 based on the adjustments made to the audited gains and loses for the period between 1 January 2005 and 30 June 2005 in accordance with the Generally Accepted Accounting Rules of China, accompanied by an undertaking to bear all of the liabilities. For details, please refer to the Company's announcement dated 12 May 2005 and its circular dated 19 May 2005.

Continuing Connected Transactions

Background

The Company has in place agreements with certain members of the CEA Holding and its subsidiaries and other associates (excluding members of the Group) (**"CEA Holding Group"**) in respect of provision of goods and/or services which are carried out on a continuing basis between the Group and the CEA Holding Group. The Company has a conditional waiver, granted by the Stock Exchange at the time when its H shares are listed in Hong Kong, from strict compliance with the relevant connected transaction regulatory requirements in respect of these agreements and the transactions thereunder. Information in relation to the waiver was disclosed in the Company's prospectus dated 28 January 1997.

To accommodate the anticipated expansion in the Group's daily and business operations following completion of the acquisition of certain assets and liabilities relating to the aviation businesses of CEA Northwest and CEA Yunnan pursuant to the acquisition agreement dated 12 May 2005, and to promote enhanced compliance with the applicable requirements under Chapter 14A of the Listing Rules, the Company (for itself and on behalf of other members of the Group) has entered into various agreements with certain members of the CEA Holding Group in respect of the continuing connected transactions and certain other transactions. Such agreements are made to further regulate the expected continuing business relationships between the Group, on the one hand, and the CEA Holding Group, on the other. These agreements are as follows:

Agreements	Counterparties and connected person relationship
1. Property Leasing Agreement	CEA Holding, CEA Northwest and CEA Yunnan
2. Financial Services Agreement	東航集團財務有限責任公司 (Eastern Air Group Finance Company Limited) (the **"Finance Company"**), which is interested as to approximately 46.25% by, and thus an associate of, CEA Holding
3. Import and Export Agency Agreement	東方航空進出口有限公司 (Eastern Aviation Import & Export Company) (the **"Import & Export Company"**), which is interested as to 55% by, and thus an associate of, CEA Holding
4. Maintenance Services Agreement	上海東方航空設備製造公司 (Shanghai Eastern Aviation Equipment Manufacturing Corporation) (the **"Maintenance Company"**), which is a wholly-owned subsidiary, and thus an associate, of CEA Holding
5. Catering Services Agreements	A number of subsidiaries or associates of CEA Holding (collectively, the **"Catering Companies"**)
6. Sales Agency Services Agreements	A number of subsidiaries or associates of CEA Holding (collectively, the **"Sales Companies"**)
7. Advertising Services Agreement	上海東方航空設備製造公司 (Shanghai Eastern Aviation Advertising Company Limited) (the **"Advertising Company"**), which is interested as to 55% by, and thus an associate of, CEA Holding

Details of the continuing connected transactions and the associated annual caps are set out below.

Certain charges for the services under the agreements are determined based on tariffs, if available and applicable, set by the relevant PRC or industry regulatory authorities. Those transactions where the charges are not set by reference to prescribed regulatory tariffs are determined based on commercial negotiations between the parties, in each case on an arm's length basis. The terms of these transactions are, as currently anticipated, no less favourable than the terms as may be available to the Group from independent third parties.

In compliance with the relevant requirements under the Listing Rules, the Company has set maximum annual consideration or values, or annual caps, in respect of each of the continuing connected transactions. These annual caps are, to the extent appropriate, determined by reference to factors including previous transactions and figures when available and readily ascertainable. Nonetheless, since the Group's business and financial positions were adversely affected by the outbreak of atypical pneumonia (severe acute respiratory syndrome, or SARS) in 2003, the relevant historical figures for the financial year of 2003 may therefore to a certain extent be compromised, and might not necessarily be indicative of the position had the Group's operations not been affected by SARS.

The various existing agreements between the Company and the relevant members of the CEA Holding Group in respect of the provision of goods and services between the Group and the CEA Holding Group will each be terminated at the time when the relevant agreement in respect of the corresponding continuing connected transaction becomes effective in accordance with its terms.

1. **Property Leasing Agreement**

On 12 May 2005, the Company entered into a Property Leasing Agreement with CEA Holding, CEA Northwest and CEA Yunnan, pursuant to which the Company will lease from CEA Holding, for use by the Group in its daily airlines and other business operations:

(i) a maximum of altogether 33 land properties owned by CEA Holding through, and registered in the name of, CEA Northwest, covering an aggregate site area of approximately 692,539 square metres located primarily in Xi'an, Xianyang and Yongdeng, together with a total of 225 building properties and related construction, infrastructure and facilities occupying an aggregate floor area of approximately 269,148 square metres; and

(ii) a maximum of altogether seven land properties owned by CEA Holding through, and registered in the name of, CEA Yunnan, covering an aggregate site area of approximately 420,768 square metres primarily located in Kunming, together with a total of 81 building properties and related construction, infrastructure and facilities occupying an aggregate floor area of approximately 457,722 square metres.

2. **Financial Services Agreement**

The Finance Company is a non-bank finance company approved and regulated by the relevant PRC regulatory authorities including the People's Bank of China and the China Banking Regulatory Commission.

On 12 May 2005, the Company entered into a Financial Services Agreement with the Finance Company, pursuant to which the Finance Company will from time to time provide the Group with a range of financial services including (i) deposit services, (ii) loan and financing services and (iii) other financial services such as the provision of trust loans, financial guarantees and credit facilities and credit references.

Pursuant to the Financial Services Agreement, the Finance Company shall deposit all moneys deposited by the Group under the agreement with commercial bank(s) in China, including, for example, Industrial and Commercial Bank of China, China Construction Bank, Bank of Agriculture and Bank of Communications. The Finance Company has also undertaken under the Financial Services Agreement that all outstanding loans it provides to members of the CEA Holding Group will not at any time and from time to time exceed the aggregate amount of its equity capital, surplus reserves and deposits received from other parties.

3. **Import and Export Agency Agreement**

The Import & Export Company is a company approved by the PRC Ministry of Commerce and is licensed to engage in the business of import and export of aircraft and related aviation equipment and materials in the PRC.

On 12 May 2005, the Company entered into an Import and Export Agency Agreement with the Import & Export Company, pursuant to which the Import & Export Company will from time to time as its agent provide the Group with agency services for the import and export of aircraft and related raw materials, accessories, machinery and equipment required in the daily airlines operations and civil aviation business of the Group.

4. **Maintenance Services Agreement**

The Maintenance Company is a company located in Shanghai, which is principally engaged in the businesses of providing maintenance, repair and overhaul services in respect of aircraft and aviation equipment, and the manufacturing and sale of related equipment and materials.

On 12 May 2005, the Company entered into a Maintenance Services Agreement with the Maintenance Company, pursuant to which the Maintenance Company will from time to time provide the Group with comprehensive services in relation to maintenance, repair and overhaul of aircraft and aviation equipment, and procurement of related equipment and materials required in the daily operations of the Group.

5. **Catering Services Agreements**

The Catering Companies are companies principally engaged in the business of providing catering and related services for airline companies, and have established operating centres at various airports located in Shanghai, Xi'an, Kunming, Jinan and Qingdao.

On 12 May 2005, the Company entered into several Catering Services Agreements with the Catering Companies, pursuant to which the Catering Companies will from time to time provide the Group with in-flight catering services (including the supply of in-flight meals and beverages, cutlery and tableware) and related storage and complementary services required in the daily airline operations and civil aviation business of the Group. The Catering Companies shall provide their services in accordance with the specifications and schedules as from time to time specified by the relevant member(s) of the Group to accommodate its operation needs.

6. **Sales Agency Services Agreements**

The Sales Companies are companies principally engaged in the business of providing agency services in relation to sale of domestic and international air tickets and complementary services such as tourism services (including hotel reservation and sale of souvenirs and other hospitality products). The Sales Companies have established local operating centres in Shanghai, Xi'an, Kunming and other cities and areas in China, including Hong Kong.

On 12 May 2005, the Company entered into several Sales Agency Services Agreements with the Sales Companies, pursuant to which the Sales Companies will from time to time provide the Group as its agents with services for sale of air tickets and the provision of complementary services required in the daily airline operations and civil aviation business of the Group.

7. **Advertising Services Agreement**

The Advertising Company is a company principally engaged in the businesses of multi-media advertising operations, including advertising design and production, and organising promotional functions and campaigns.

On 12 May 2005, the Company entered into an Advertising Services Agreement with the Advertising Company, pursuant to which the Advertising Company will from time to time provide the Group with multi-media advertising services to promote its business and to organise promotional functions and campaigns to enhance its reputation in the civil aviation industry.

Summary of the continuing connected transactions and the associated annual caps

Transactions	Annual caps For the financial year ending 31 December 2005	31 December 2006	31 December 2007
1. Property leasing	RMB60,000,000	RMB60,000,000	RMB60,000,000
2. Financial services			
Deposit and other financial services	RMB1,050,000,000	RMB1,100,000,000	RMB1,150,000,000
3. Import/export agency services	RMB40,000,000	RMB55,000,000	RMB55,000,000
4. Maintenance services	RMB30,000,000	RMB36,000,000	RMB43,200,000
5. Catering services	RMB363,000,000	RMB417,000,000	RMB480,000,000
6. Sales agency services	RMB77,116,000	RMB88,683,000	RMB101,985,000
7. Advertising services	RMB13,000,000	RMB16,000,000	RMB19,000,000

In respect of each of the continuing connected transactions, the associated annual cap represents the maximum aggregate annual value of consideration payable under the relevant transaction. If any annual cap for a transaction is exceeded, the Company will be required to recomply with the applicable connected transaction regulatory requirements under Chapter 14A of the Listing Rules.

For details of the principal terms of the relevant agreements, please refer to the Company's announcement dated 12 May 2005 and its circular dated 19 May 2005.

As CEA Holding holds approximately 61.64% of the issued share capital of the Company, certain transactions entered into between the Group and CEA Holding and its associates constitute connected transactions for the Company under the Listing Rules.

Details of the Group's continuing connected transactions with the Company's connected persons (as defined in the Listing Rules) during the year ended December 31, 2005 are set out in note 41 to the financial statements prepared in accordance with IFRS.

The Company's independent non-executive Directors have reviewed such continuing connected transactions during the year 2005 and confirmed that:-

(a) the transactions have been entered into by the Group in the ordinary and usual course of its business;

(b) the transactions have been entered into either (i) on normal commercial terms (by reference to transactions of a similar nature made by similar entities within China) or (ii) (where there is no available comparison) on terms that are fair and reasonable so far as the shareholders of the Company are concerned; and

(c) the transactions have been entered into either (i) in accordance with the terms of the agreement governing each such connected transaction or (ii) (where there is no such agreement) on terms no less favourable than terms available to third parties.

In respect of each continuing connected transaction disclosed in note 41 to the financial statements prepared in accordance with IFRS, the Company confirms that it has complied with the relevant requirements under the Listing Rules.

Details of the other related party transactions entered by the Group during the year ended December 31, 2005 are set out in note 41 to the financial statements prepared in accordance with IFRS. These transactions do not constitute connected transactions under the Listing Rules.

In relation to future deliveries of aircraft, as at December 31, 2005, the following are details of aircraft on order which are scheduled to be delivered:

Type of aircraft	Number of aircraft	Year to be delivered
A319	3	2006
A321	2	2006
A330-300	7	2006
A330-200	3	2006
B737-700	7	2006
ERJ-145	4	2006
B747F	1	2006
B747F	1	2007
A330-200	1	2007
A330-300	5	2007
A319	2	2007
A321	4	2007
A320	2	2007
B737NG	2	2007
ERJ-145	3	2007

As at the date of this report, the Directors are not aware of any aircraft which are subject to options exercisable during a period of not less than 12 months from December 31, 2005.

Staff Quarters

Details of the Group's staff quarters are set out in note 36 to the financial statements prepared in accordance with IFRS.

Material Litigation

In 2005, the family members of some of the victims in the Baotou air accident, which took place in November 21, 2004, sued CEA in a U.S. court for compensation, the amount of which is yet to be determined. The Group is actively collaborating with CAAC, PICC Property and Casualty Insurance Company Limited, the U.S. attorney for this case and other aviation law experts in response to the litigation.

Special Auditing Opinion and Independent Directors' Opinion

Shanghai Zhonghua Certified Public Accountants have performed a special auditing work and issued special auditing opinion on the fund transfer between the Company, its controlling shareholder and other related parties, as required by the relevant requirements of the China Securities Regulatory Commission.

Independent directors of the Company have performed an auditing work and issued independent opinion on the guarantees the Company has provided, as required by the relevant requirements of the China Securities Regulatory Commission. The Company has strictly observed relevant laws and regulations as well as its article of association while it has also imposed strict control on the guarantees provided. As of December 31, 2005, none of the Company and its subsidiaries included in the consolidated financial statements has provided any guarantee to the Company's controlling shareholder and other related parties, other non-legal person entity units and individuals.

Auditors

PricewaterhouseCoopers, Certified Public Accountants, Hong Kong and Shanghai Zhonghua Certified Public Accountants (registered accountants in the PRC) were the Company's international and domestic auditors in 2005, respectively.

On behalf of the Board

Li Fenghua
Chairman of the Board

Shanghai, China
April 10, 2006

Corporate Governance Practices

The Company has established a corporate governance structure that is standardizing and sound. The Company has also placed emphasis on the corporate governance principle of having transparency, accountability and safeguarding the interests of all the shareholders.

The Directors believe that sound corporate governance is essential to the development of the Company's operations. The Board regularly reviews our corporate governance practice to ensure that the Company operates in accordance with the laws, regulations and requirements of the listing jurisdiction, and that the Company continuously implements corporate governance of high quality.

The Company's corporate governance practice includes but not limiting to the following documents:

Articles of association, working rules of the board of directors (including rules of meeting of the board of directors, procedures of meeting of the board of directors, constitutional document of the audit committee, constitutional document of the planning and development committee, constitutional document of the remuneration and appraisal committee, working reporting rules of the senior management, notice regarding the purchasing of the shares of the Company by directors, supervisors and senior management and information disclosure and management regulations).

As at 31 December 2005 (the "Reporting Period") and as at the date of the announcement of the annual report, the Board has reviewed documents on corporate governance as adopted by the Company, and considers that they have complied with most of the principles and best practices recommended by provisions of the Code set out in the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("Listing Rules") and the Code on Best Practice of Corporate Governance (the "Code"). In certain aspects, the code of corporate governance adopted by the Company is even more stringent than the provisions set out in the Code. The following sets out aspects which are more stringent than the Code as well as certain deviations.

Major aspects which are more stringent than provisions set out in the Code:

- all members of the audit committee and the remuneration and appraisal committee are independent non-executive directors.

- 16 meetings of the Board were held during the financial year of 2005.

- other than the audit committee and the remuneration and appraisal committee, the Company has also established a governance committee, which is known as the planning and development committee.

Major aspects of deviations from the principles and provisions of the Code:

- Provisions of the Code require that listed issuers should provide written guidelines for the relevant employees in relation to the dealing in securities of the issuer, and these guidelines must not be less stringent than the Model Code for Securities Transactions by Directors of the Listed Issuers ("Model Code") set out in Appendix 10 of the Listing Rules. In this respect, "relevant employees" include any employees who by virtue of their duties or employee relationship, may be in possession of price sensitive and unpublished information of the issuer or its securities, or such directors or employees of subsidiaries or parent companies of the issuer.

  In view of the continued expansion of the scale of the Company, no guidelines had been made timely within the time frame of 2005, but formulation of such written guidelines pursuant to these requirements are now underway, and the Company intents that these guidelines will be provided to the relevant employees in 2006.

Board of Directors

The Company is managed by the Board of Directors. The Board of Directors is responsible for the leadership and control of the Company. The Directors are jointly responsible for implementing businesses of the Company by directing and supervising the affairs of the Company.

Directors

At present, the Board of Directors consists of 11 directors, including a chairman (also an executive director) and three other executive directors, two non-executive directors and five independent non-executive directors. Other than Mr Luo Chaogeng, who joined the Board as an executive director in June 2005, all other directors have been in office throughout the whole year of the Reporting Period.

All directors shall retire in the third annual general meeting following their appointment, but being eligible for re-election.

Newly appointed directors shall be re-elected in the first general meeting following their appointment to the Board.

Names, personal particulars and effective date of appointment are set out in page 32 to page 40 of this report.

Independent non-executive directors of the Company shall possess extensive skills and experience. They shall be able to play their roles of supervising and checks and balance to the fullest extent to protect the interests of shareholders and the Company as a whole. Five out of seven non-executive directors (over one third) are independent non-executive directors. The Board considers that they shall be able to exercise independent judgment effectively, which complies with guidelines on their independence in assessment pursuant to Rule 3.13 of the Listing Rules.

Pursuant to 3.13 of the Listing Rules, the Company has received the annual confirmation letters from each of the independent non-executive directors on their independence.

All the non-executive directors (including independent non-executive directors) are appointed for a term of 3 years. The formal appointment letters and the articles of association of the Company have set out the terms and conditions of their appointment.

The Company is making an active effort of studying insurance arrangements for directors and senior management for being potentially liable to legal actions.

Other than working relationship, directors, supervisors and senior management of the Company do not have any financial, business or family connection with one another.

Powers of the Board

On a periodic basis, the Board of Directors reviews the relevant performance of the proposed budgets and business objectives of each operating unit and exercise a number of powers retained by the Board, including but not limit to the following:

- responsible for convening general meetings and reporting to shareholders on its work;
- implement resolutions of the general meeting;
- decide on the operating plan and investment proposal of the Company;
- formulate the annual preliminary and final budget proposals;
- formulate the Company's profit distribution proposal and the proposal to offset losses;
- formulate the Company's proposals to increase or reduce the registered capital and proposals to issue debt securities;
- draw up proposals of the Company's merger, demerger and dissolution;
- decide on the Company's internal management body;
- employ or dismiss the Company's President and secretary to the Board; appoint or dismiss the Vice President and chief financial officer of the Company on the nomination of the President, and determines their remuneration;
- formulate the basic management system of the Company;
- formulate proposals to amend the articles of association of the Company;
- discharge any other powers and functions granted by the general meeting.

The Board is also responsible for the completeness of financial information of the Company and is responsible for the effective internal control system and risk management of the Company, as well as formulating the financial statement. Whereas the business objectives and the daily operation are the responsibilities of the chief executive officer. The Company's articles of association have specified the duties and functions of the Board and the management. The Board periodically reviews the duties and functions of the chief executive officer and the powers delegated to the chief executive officer to ensure that such an arrangement is appropriate.

In order to ensure the balance of powers and authorization, the roles of the chairman and the chief executive officer have been clearly defined. The chairman of the Company is Mr Li Fenghua, and the chief executive officer is Mr Luo Chaogeng, an executive director. There are also other senior officers who are responsible for the daily management within their scope of duties.

Meeting of the Board

The chairman leads the Board to ensure that the Board performs its various duties effectively and he is responsible for drawing up the agenda of the meeting of the Board and considering other matters other directors propose to be included in the agenda. The agenda together with documents of the Board should be, as far as practicable, circulated at least 3 days prior to the meeting of the Board or its committees. The chairman is also obliged to ensure that all the directors are suitably briefed on matters to be raised in the meeting of the Board. The chairman ensures that the directors receive information that is accurate, timely and clear. Through on-the-job training of directors and continued participation in meetings of the Board and of committees of the Board and interviews with key persons of the headquarters and other departments, the directors are encouraged to update their knowledge in technology, and understanding of the Group.

The Company has established a special unit to work for the Board. All the directors can access the service of the secretary to the Board. Secretary to the Board shall periodically update the directors of the latest information on governance and regulation. The directors may seek independent professional advice through the chairman for the purpose of performing their duties, with the cost to the Company. Both the audit committee and the remuneration and appraisal committee may also seek professional advice likewise.

The company secretary is responsible for the records of meetings of the Board. These minutes of meetings together with other documents for meetings of the Board shall be made available to all the directors. Meetings of the Board are meant to enable the directors to have open and frank discussions and to ensure that non-executive directors are able to make effective enquiries to each of the executive directors.

In order to ensure sound corporate governance, the Board has established 3 committees : audit committee, remuneration and appraisal committee and planning and development committee with their terms of reference drawn up in accordance with the principles set out in the Code. The company secretary is to draft the minutes of meetings for these committees, and the committees shall report to the Directors.

The Board has held 16 meetings during the Reporting Period with the chief financial officer, the financial manager and the manager of the planning and development department attended, and has given its views on matters such as corporate governance, risk management, compliance of the laws and regulations, acquisitions and takeovers, accounting and finance. The following table shows the attendance rate of each director at shareholders' general meetings, board meetings and meetings of these specialized committees:

Directors	Board Meetings Attendance/No. of meetings	General Meetings Attendance/No. of meetings
Executive Director Li Fenghua	16/16	1/2
Executive Director Luo Chaogeng	6/16	1/2
Executive Director Wan Mingwu	14/16	1/2
Executive Director Luo Zhuping	16/16	2/2
Non-Executive Director Cao Jianxiong	0/16	0/2
Non-Executive Director Zhong Xiong	10/16	1/2
Independent Non-Executive Director Hu Honggao	14/16	0/2
Independent Non-Executive Director Peter Lok	7/16	1/2
Independent Non-Executive Director Wu Baiwang	16/16	1/2
Independent Non-Executive Director Zhou Ruijin	15/16	2/2
Independent Non-Executive Director Xie Rong	14/16	1/2

Audit Committee:

Members	Attendance/No. of meetings
Xie Rong	4/4
Hu Honggao	0/4
Wu Baiwang	0/4

Remuneration and Appraisal Committee:

Members	Attendance/No. of meetings
Zhou Ruijin	3/3
Hu Honggao	1/3
Peter Lok	1/3

Planning and development Committee:

Members	Attendance/No. of meetings
Wu Baiwang	4/4
Zhong Xiong	0/4
Cao Jianxiong	0/4

Directors' interests

All the directors shall declare to the Board upon their first appointment their capacities as directors or other positions in other institutions, the declaration of which shall be renewed once a year. When the Board discusses any motion or transaction and considers any director to be in any conflict of interests, the director shall declare his interest and abstain from voting, and to excuse himself as appropriate. The Company shall, pursuant to the guidelines, request from directors their confirmation if they or their associates are connected with any transaction entered into by the Company or its subsidiaries during the Reporting Period. Material transactions which have been confirmed of having entered into with any connected person have been disclosed in the notes to the financial statements prepared in accordance with International Financial Reporting Standards of the annual report.

Securities transactions by directors

The Company has adopted the Model Codes for Securities Transactions by Directors of the Listed Issuers of Appendix 10 of the Listing Rules ("Securities Code") as the securities transactions code. Each of the directors of the Company has been issued a copy of the Securities Code upon their appointment.

All the directors of the Company have confirmed that they have complied with the Securities Code in 2005. In addition, pursuant to the requirements of the Listing Rules for Shares of the Shanghai Stock Exchange, company directors are allowed to purchase shares of the Company, and during their employment and within 6 months after they have left their appointment, they are not allowed to transfer their shares of the Company held by them.

For all the employees who may have the unpublished price-sensitive information related to the Group, they are also required to comply with the Securities Code. During the Reporting Period, there has not been any breaching of laws and regulations.

Internal Control

Internal control system

The Board shall be responsible for the overall internal control system of the Company/Group and periodically reviews the effectiveness of the internal control system. The internal control system is essential to the risk management system, and risk management is very important to whether or not the operation objective can be achieved. Drawing up internal control procedures is to prevent assets from unauthorized use or disposal, to ensure the maintenance of appropriate accounting records and to provide reliable financial information either for internal use or for dissemination externally. However, the control procedures aim at reasonably (but not absolutely) assuring that there will not be material misrepresentation, loss or unlawful conduct. The internal control system is prepared pursuant to the relevant law, supplementary regulations and constitutional documents.

The Company reviews the effectiveness of its internal control annually, which includes control over finance, operation, compliance with the laws and regulations as well as the monitoring of risk management. The results of the review have been reported to the audit committee and the Board.

The Board confirms that the Company has a system and procedure in place to identify, manage and report material risks in the course of achieving its strategic objectives. The directors continue to monitor risks with the support of all the committees and senior management. The Company has looked into areas for improvement, and is taking measures to manage them. The effectiveness of the measures will be reported in the next meeting of the audit committee.

Internal audit

The Company's internal audit department is responsible for conducting independent audit on whether or not the internal control system is sufficient and effective. The auditing plan has been prepared using the risk assessment method and is discussed and finalized by the audit committee. Other than the pre-determined scope of work, the department is also required to conduct other specific auditing.

The principal reporting workflow of the Group's internal auditing department is to report to the chief executive officer; it may also report directly to the chairman of the audit committee. All the internal auditing reporting shall be delivered to the chairman of the board, chief executive officer, chief financial officer, the management of audited department and related departments. The outcome of each auditing result, in essence, will also be discussed with the audit committee. The Board and audit committee will actively monitor the number and seriousness of the investigating report of the internal auditing department, and the relevant corrective measures taken by the department.

Risk management

Risk management involves identifying and managing business risk effectively, including safety and security, law, environment and goodwill risk.

Risk management committee

The Board has not established a risk management committee, but the internal auditing department has undertaken related risk management duties and report to the audit committee periodically. It is responsible for coordinating the implementation of the appropriate measures to manage operation risks.

- To establish the risk trend and risk management strategy of the Group and determine the risk profile of the Group;

- To identify, assess and manage material risks various operations are exposed to;

- To examine and assess suitability of the Group's risk management procedures, system and internal control;

- To examine the compliance of the Group's risk management procedures, system and internal control, including whether the Group meets the requirements for prudence and compliance with the law in order to roll out its operation.

Audit committee

The audit committee is responsible for auditing financial reports, reviewing internal control and corporate governance, and is responsible for making recommendation to the Board. All members of the committee are independent non-executive directors and Mr Xie Rong, one of its members, has been appointed as the chairman of the committee. The chairman of the committee possesses professional qualifications in accounting.

Constitutional documents of the audit committee are posted on the website of the Company.

The audit committee held 4 meetings in 2005. In each meeting, senior management and external as well as internal auditors were invited to attend the meeting. Based on the reports of the external and internal auditors, the audit committee conducted review on the accounting principles, practice and internal control adopted by the Group with a view to finding out whether they had been audited pursuant to the requirements of the Listing Rules, and conducted review on the audit, internal control, risk management and financial statements. The audited results of the first half and final results of 2005 had been discussed in meetings before they were submitted to the Board for approval.

Attendance of members of the audit committee is as follows:

Directors	Attendance/ No. of meetings	Attendance
Xie Rong	4/4	100%
Hu Honggao	0/4	0%
Wu Baiwang	0/4	0%

USA: Other than this, the audit committee has also conducted other compliance work to comply with the reporting requirements of the USA in 2005, including:

- the review of compliance with the Sarbanes-Oxley Act; and
- to consider the preparation work of the management for the compliance of Section 404 of the Sarbanes-Oxley Act for internal control.

External auditors

In the Reporting Period, remuneration of the external auditors estimated to be approximately US2.05 million, of which approximately US1.20 million was for the regular annual fee for auditing services, and US0.85 million for approved non-regular auditing services. The auditing fee will be determined by the audit committee and approved by the Board.

In 2005, the Company was required to pay approximately US0.85 million to PricewaterhouseCoopers of Hong Kong for providing the approved non-regular auditing services. The audit committee has had an overall understanding of the non-regular auditing service and its scope and was satisfied that the non-regular auditing service (in respect of the nature of service and the total cost of non-regular auditing service as opposed to regular annual auditing service) had not affected the independence of the accounting firm. The non-regular auditing service comprises mainly auditing service for material contracts of the Company and accounting consulting service.

The partner appointed by the external auditor for our auditing work has been responsible for the service since 2005. Pursuant to applicable U.S. securities laws, the partner responsible for our auditing may not undertake the service for more than 5 consecutive years.

Remuneration and appraisal committee

The remuneration and appraisal committee is chaired by Mr Zhou Ruijin. Its members include 2 independent non-executive directors, Hu Honggao and Peter Lok. After each internal meeting, the remuneration and appraisal committee reported to the Board. Constitutional documents of the remuneration and appraisal committee is posted on the Company's website.

The remuneration and appraisal committee held 3 meetings in 2005.

Members and attendance of the remuneration and appraisal committee are as follows:

Directors	Attendance/ No. of meetings	Attendance
Zhou Ruijin	3/3	100%
Hu Honggao	1/3	33%
Peter Lok	1/3	33%

Remuneration policy of executive directors

Remuneration packages of executive directors are aimed mainly at linking the remuneration of executive directors to their performance. It helps as an incentive to the performance of executive directors. Pursuant to the policy, directors are not allowed to approve their own remuneration.

Remuneration of executive directors of the Company mainly comprises basic salary and bonus.

Basic salary

Executive directors review and approve the basic salary of each executive director every year pursuant to the remuneration policy of the Company. Pursuant to the service contract entered into between the Company and each of the executive director, the executive director is entitled to receive a fixed annual salary.

Bonus

Bonus is calculated on the measurable performance of the operating units of which the executive directors are in charge of.

Remuneration policy of non-executive directors

Non-executive directors do not receive from the Group their remuneration.

Allowances received by 5 independent non-executive directors in 2005 were as follows:

Hu Honggao	RMB50,000
Peter Lok	HK$50,000
Wu Baiwang	RMB50,000
Zhou Ruijin	RMB50,000
Xie Rong	RMB50,000

Nomination committee

The Company has not established a nomination committee. The Board is directly responsible for nominating directors. Pursuant to the articles of association, candidates for directors shall be nominated by the Board or shareholders, and this nomination shall be submitted to the general meeting as motions for consideration.

In the Reporting Period, the Board held a meeting in April, 2005. It resolved to place a director of the Company. In that meeting, 2 out of 11 directors were not present : Cao Jianxiong (non-executive director) and Ye Yigan (director being replaced).

Investor relationship

The Company undertakes that the disclosure it makes is fair and comprehensive with transparency. The ultimate responsibility is to ensure an effective communication with investors and to ensure that the Board is well aware of the view of the major shareholder. Therefore, the chairman is obliged to meet shareholders. The Board's routine communication with the major shareholder is mainly through the company's secretary.

The Company has drawn up and implemented the Information Disclosure and Management System and further improved the information disclosure system, in order to ensure the accuracy, completeness and timeliness of information disclosure; the Company has also established an information disclosure office of which the company secretary is in charge. The information disclosure office is mainly responsible for the collection, collation and compilation of basic information for disclosure, and is also responsible for drawing up the internal control and procedure guidelines for information disclosure. It is responsible for monitoring the correct implementation of the various control measures.

The Company has released information in relation to its quarterly results. In the latest shareholders' general meeting held on 30 June 2005 in Shanghai, the meeting was open to all the shareholders and media. A total of 14 shareholders had attended in person or by proxy. The following directors had also attended the meeting:

Li Fenghua, Wan Mingwu, Zhong Xiong, Luo Zhuping, Peter Lok, Wu Baiwang, Zhou Ruijin and Xie Rong.

In the annual general meeting, each matter was proposed as a resolution and voted.

Investors and the public may access to our website and download coverage on such briefings. The website has also set out details of each operation of the Group. Announcements of the interim and final results may also be downloaded from the website.

The Company's company secretary and principal officer of the capital investment market had held 36 investors' meetings with Hong Kong investment analysts and investors, with 3 press conferences and 1 overseas road show.

Based on publicly available information and to the best of knowledge of directors, at least 25% of the total issued share capital had been held by the public. As at 31 December 2005, there were a total of 106,310 shareholders on the Company's register of members.

For any enquiries with the Board, shareholders may use the shareholders' hotline 8621-62686268, e-mail at ir@ce-air.com to contact the company secretary, or they may put forward their questions in the annual general meeting or extraordinary general meeting. In respect of the procedures for shareholders to convene the annual general meeting or extraordinary general meeting, they may enquire with the company secretary through the aforesaid channels.

On behalf of the Board

Li Fenghua
Chairman of the Board

Shanghai, China
April 10, 2006


空航方東國

Report of the Supervisory Committee

Dear Shareholders,

In 2005, the members of the Supervisory Committee of the Company ("Supervisory Committee"), basing themselves on the powers bestowed upon them by the Company Law and the Company's articles of association and their sense of responsibility toward all the shareholders, actively carried out their tasks, faithfully performed their supervisory duties and protected the legitimate rights and interests of the Company and of all the shareholders.

The Supervisory Committee held a meeting on April 12, 2005 during which it examined the Company's 2004 financial statement and connected transactions, adopted the Supervisory Committee's 2004 Work Report, and resolved that it will be put forwarded to the 2004 Annual General Meeting of the Company for deliberation. The Supervisory Committee is of the view that the financial report of the Company for the year 2004 has truly reflected the financial position and operating result of the Company, and that the audit opinions submitted by PricewaterhouseCoopers, Certified Public Accountants, Hong Kong and Shanghai Zhonghua Certified Public Accountants are objective and fair. The Supervisory Committee held a meeting on June 30, 2006, during which it considered and approved the proposal in respect of the purchase of the Company's shares by all internal supervisors. All the members of the Supervisory Committee attended every meeting of the Board of Directors held during the year, monitored whether the strategic decisions of the Board were made in accordance with relevant laws, regulations and the Company's articles of association, the long-term development of the Company and the overall interest of all the shareholders, and supervised the Company's financial affairs and the performance by the Company's directors and senior executives of their duties.

During the year, the Company's policy making process was in compliance with the laws and its operations compliant. The directors and senior executives faithfully performed their duties and diligently and dutifully carried out their work in the greater interests of the Company and ensured that the Company's results continued to increase.

The Supervisory Committee has carefully reviewed financial information such as the financial report and the profit distribution scheme to be submitted to the 2005 Annual General Meeting for deliberation, and found no problems with these submissions. After examination, the Supervisory Committee did not discover any acts of insider trading in the Company's purchase or sale of assets, or any actions of the directors, presidents or other senior executives in carrying out their duties that in any way violated laws, regulations, or the articles of association of the Company or were prejudicial to the interests of the Company.

In the new year, the Supervisory Committee will, as in the past, conscientiously exercise and perform the powers bestowed upon it by the Company's articles of association, further strengthen its supervision of the Company's financial affairs and ensure compliant business practices. While stressing efficiency, it will continue to explore monitoring and control mechanisms which are of benefit in protecting and promoting the Company's development.

The Supervisory Committee is extremely grateful for the continuous strong support for its work offered by all the shareholders, directors, staff and workers.

On behalf of
the Supervisory Committee

Li Wenxin
Chairman of the Supervisory Committee

Shanghai, China
April 10, 2006

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor, Prince's Building
Central, Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888

TO THE SHAREHOLDERS OF CHINA EASTERN AIRLINES CORPORATION LIMITED

(Incorporated in the People's Republic of China with limited liability)

We have audited the accompanying consolidated balance sheet of China Eastern Airlines Corporation Limited (the "Company") and its subsidiaries (together, the "Group") as at 31 December 2005, the related consolidated statements of income, cash flow and changes in equity for the year then ended, and the balance sheet of the Company as at 31 December 2005. These financial statements set out on pages 69 to 158 are the responsibility of the Company's management. It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying financial statements give a true and fair view of the financial position of the Group and of the Company as at 31 December 2005, and of the results of the Group's operations and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, 10 April 2006

Consolidated Income Statement

(Prepared in accordance with International Financial Reporting Standards)

For the year ended 31 December 2005

	Note	2005 RMB'000	Restated 2004 RMB'000
Revenues	5	**27,454,443**	21,386,553
Other operating income	6	**245,279**	85,004
Operating expenses			
Commissions		**(969,587)**	(772,219)
Aircraft fuel		**(8,888,873)**	(5,429,658)
Take-off and landing charges		**(3,718,846)**	(3,019,742)
Ground services and other charges		**(115,516)**	(99,296)
Civil aviation infrastructure levies		**(466,191)**	(251,185)
Food and beverages		**(976,787)**	(758,046)
Wages, salaries and benefits	8	**(2,359,467)**	(1,865,879)
Aircraft maintenance		**(1,383,989)**	(860,184)
Aircraft depreciation and operating lease rentals		**(5,254,716)**	(4,466,523)
Other depreciation, amortisation and operating lease rentals		**(679,867)**	(495,916)
Ticket reservation fee		**(292,412)**	(209,995)
Insurance costs		**(148,862)**	(152,194)
Office, administrative and other expenses		**(2,430,361)**	(1,858,336)
Total operating expenses		**(27,685,474)**	(20,239,173)
Operating profit		**14,248**	1,232,384
Interest income		**128,700**	129,020
Finance costs	9	**(707,050)**	(770,176)
Share of results in associates	20	**(9,030)**	(50,524)
Share of results in jointly controlled entities	21	**(4,300)**	45,268
(Loss)/profit before income tax	10	**(577,432)**	585,972
Taxation	11	**138,704**	(129,601)
(Loss)/profit for the year		**(438,728)**	456,371
Attributable to:			
Equity holders of the Company		**(467,307)**	320,691
Minority interest		**28,579**	135,680
		(438,728)	456,371
Dividend payable to equity holders of the Company attributable to the year	12	**–**	97,339
(Loss)/earnings per share for (loss)/profit attributable to the equity holders of the Company during the year – basic and diluted	13	**RMB(0.10)**	RMB0.07

The notes on pages 76 to 158 are an integral part of these financial statements.

Consolidated Balance Sheet

(Prepared in accordance with International Financial Reporting Standards)

As at 31 December 2005

	Note	2005 RMB'000	Restated 2004 RMB'000
Non-current assets			
Property, plant and equipment	14	**38,347,516**	29,743,886
Construction in progress	15	**240,884**	188,654
Lease prepayments	16	**972,771**	828,808
Advance payments on acquisition of aircraft	17	**9,072,673**	2,678,603
Intangible assets	18	**688,311**	36,303
Investments in associates	20	**629,746**	633,212
Investments in jointly controlled entities	21	**100,520**	52,948
Available-for-sale financial assets		**40,802**	39,546
Other long-term assets	22	**2,705,558**	2,202,606
Deferred tax assets	33	**434,839**	395,465
Derivative assets	37	**70,886**	11,571
		53,304,506	36,811,602
Current assets			
Flight equipment spare parts		**978,922**	523,186
Trade receivables	23	**1,918,409**	1,707,062
Amounts due from related companies	41	**205,712**	122,253
Prepayments, deposits and other receivables	24	**997,271**	611,959
Cash and cash equivalents	25	**1,864,001**	2,114,447
Derivative assets	37	**53,036**	–
		6,017,351	5,078,907
Current liabilities			
Sales in advance of carriage		**823,149**	719,957
Trade payables and notes payables	26	**3,394,898**	1,457,217
Amounts due to related companies	41	**295,030**	138,968
Other payables and accrued expenses	27	**6,021,481**	4,466,024
Provision for aircraft overhaul expenses, current portion	28	**15,589**	52,798
Tax payable		**47,259**	162,606
Obligations under finance leases, current portion	29	**2,428,037**	1,189,648
Borrowings, current portion	30	**18,554,630**	9,382,351
Derivative liabilities	37	**34,844**	–
		31,614,917	17,569,569
Net current liabilities		**(25,597,566)**	(12,490,662)
Total assets less current liabilities		**27,706,940**	24,320,940

	Note	2005 RMB'000	Restated 2004 RMB'000
Non-current liabilities			
Provision for aircraft overhaul expenses	28	**388,410**	201,211
Obligations under finance leases	29	**8,180,460**	7,472,638
Borrowings	30	**9,790,116**	7,542,828
Other long-term liabilities	34	**155,229**	100,204
Post-retirement benefit obligations	35(b)	**1,202,877**	618,232
Long-term portion of staff housing allowances	36(b)	**444,196**	276,248
Deferred tax liabilities	33	**601,340**	687,850
Derivative liabilities	37	**25,770**	119,643
		20,788,398	17,018,854
Net assets		**6,918,542**	7,302,086
Equity			
Capital and reserves attributable to the Company's equity holders			
Share capital	31	**4,866,950**	4,866,950
Reserves	32	**1,229,115**	1,614,301
		6,096,065	6,481,251
Minority interest		**822,477**	820,835
Total equity		**6,918,542**	7,302,086

These financial statements have been approved for issue by the Board of Directors on 10 April 2006.

Li Fenghua
Director

Luo Chaogeng
Director

The notes on pages 76 to 158 are an integral part of these financial statements.

Balance Sheet

(Prepared in accordance with International Financial Reporting Standards)

As at 31 December 2005

	Note	2005 RMB'000	Restated 2004 RMB'000
Non-current assets			
Property, plant and equipment	14	**32,136,603**	25,215,378
Construction in progress	15	**88,802**	77,534
Lease prepayments	16	**481,600**	396,481
Advanced payments on acquisition of aircraft	17	**8,157,515**	2,678,603
Intangible assets	18	**688,311**	36,303
Investments in subsidiaries	19	**2,512,490**	2,778,516
Investments in associates	20	**620,659**	615,095
Investments in jointly controlled entities	21	**59,552**	7,680
Available-for-sale financial assets		**35,282**	13,508
Other long-term assets	22	**2,596,521**	2,181,581
Deferred tax assets	33	**372,206**	344,711
Derivative assets	37	**70,886**	11,571
		47,820,427	34,356,961
Current assets			
Flight equipment spare parts		**906,605**	492,977
Trade receivables	23	**1,260,283**	1,077,536
Amounts due from related companies	41	**203,113**	116,001
Prepayments, deposits and other receivables	24	**688,543**	465,377
Cash and cash equivalents	25	**940,609**	921,252
Derivative assets	37	**53,036**	–
		4,052,189	3,073,143
Current liabilities			
Sales in advance of carriage		**808,231**	711,441
Trade payables and notes payables	26	**2,975,827**	1,411,385
Amounts due to related companies	41	**205,189**	164,216
Other payables and accrued expenses	27	**5,132,878**	3,839,401
Provision for aircraft overhaul expenses, current portion	28	**15,589**	42,463
Tax payable		**2,210**	–
Obligations under finance leases, current portion	29	**2,361,974**	1,189,648
Borrowings, current portion	30	**15,375,864**	7,441,075
Derivative liabilities	37	**34,844**	–
		26,912,606	14,799,629
Net current liabilities		**(22,860,417)**	(11,726,486)
Total assets less current liabilities		**24,960,010**	22,630,475

(Prepared in accordance with International Financial Reporting Standards)

As at 31 December 2005

	Note	2005 RMB'000	Restated 2004 RMB'000
Non-current liabilities			
Provision for aircraft overhaul expenses	28	**333,246**	158,262
Obligations under finance leases	29	**7,409,981**	7,472,638
Borrowings	30	**9,457,436**	7,520,481
Other long-term liabilities	34	**155,229**	100,204
Post-retirement benefit obligations	35(b)	**1,085,637**	514,174
Long-term portion of staff housing allowances	36(b)	**415,735**	252,476
Deferred tax liabilities	33	**532,273**	623,653
Derivative liabilities	37	**25,770**	119,643
		19,415,307	16,761,531
Net assets		**5,544,703**	5,868,944
Equity			
Capital and reserves attributable to the Company's equity holders			
Share capital	31	**4,866,950**	4,866,950
Reserves	32	**677,753**	1,001,994
Total equity		**5,544,703**	5,868,944

These financial statements have been approved for issue by the Board of Directors on 10 April 2006.

Li Fenghua
Director

Luo Chaogeng
Director

The notes on pages 76 to 158 are an integral part of these financial statements.

Consolidated Cash Flow Statement

(Prepared in accordance with International Financial Reporting Standards)

For the year ended 31 December 2005

	Note	2005 RMB'000	2004 RMB'000
Cash flows from operating activities			
Cash generated from operations	38	3,369,783	4,242,852
Interest paid		(1,357,402)	(872,738)
Income tax paid		(59,932)	(104,009)
Net cash inflow from operating activities		1,952,449	3,266,105
Cash flows from investing activities			
Purchase of aircraft, engines, flight equipment, buildings, other property, plant and equipment		(2,486,830)	(1,525,845)
Additions of construction in progress		(189,220)	(178,065)
Proceeds on disposals of aircraft, engines, flight equipment, buildings, other property, plant and equipment		32,923	667,824
Acquisition of land use rights		(31,780)	–
Acquisition of available-for-sale financial assets		(1,256)	–
Acquisition of financial asset held for trading		–	(270,350)
Advances payments on acquisition of aircraft		(7,751,197)	(2,076,990)
Repayments of advances payments on acquisition of aircraft		–	80,000
Decrease/(increase) in long-term bank deposits		69,000	(51,108)
(Increase)/decrease in short-term bank deposits		(68,730)	31,424
Repayment of other payables (instalment payment for acquisition of an airlines business)		(30,000)	(30,000)
Investments in associates		–	(4,993)
Investments in jointly controlled entities		–	(7,680)
Proceeds from maturity of US Treasury zero coupon bonds		–	585,736
Proceeds from disposals of financial asset held for trading		–	275,585
Interest received		128,700	71,900
Business acquisitions, net cash outflow	40	(40,704)	–
Net cash outflow from investing activities		(10,369,094)	(2,432,562)
Cash flows from financing activities			
Proceeds from drawn down of short-term bank loans		14,307,315	8,988,970
Repayments of short-term bank loans		(8,872,754)	(7,431,931)
Proceeds from drawn down of long-term bank loans		5,135,286	2,155,310
Repayments of long-term bank loans		(3,843,483)	(2,647,930)
Principal repayments of finance lease obligations		(1,157,334)	(1,617,001)
Proceeds from issuance of notes payables		4,228,783	1,347,786
Repayments of notes payables		(3,376,072)	(1,265,939)
Capital injection from minority shareholders of subsidiaries		–	218,387
Proceeds from issuance of debentures		1,951,600	–
Dividends paid		(97,339)	–
Dividends paid to minority shareholders of subsidiaries		(90,000)	(60,000)
Net cash inflow/(outflow) from financing activities		8,186,002	(312,348)
Net (decrease)/increase in cash and cash equivalents		(230,643)	521,195
Cash and cash equivalents at 1 January		2,114,447	1,582,780
Exchange adjustment		(19,803)	10,472
Cash and cash equivalents at 31 December		1,864,001	2,114,447

The notes on pages 76 to 158 are an integral part of these financial statements.

Consolidated Statement of Changes in Equity

(Prepared in accordance with International Financial Reporting Standards)

For the year ended 31 December 2005

	Attributable to equity holders of the Company Share capital RMB'000	Reserves RMB'000	Total RMB'000	Minority interest RMB'000	Total equity RMB'000
Balance at 1 January 2004 as previously presented	4,866,950	1,515,201	6,382,151	–	6,382,151
As previously separately reported as minority interest (Note 2(a))	–	–	–	522,713	522,713
Effect of changes in accounting policy on the adoption of IAS16 (Note 2(a))	–	(207,609)	(207,609)	4,055	(203,554)
Balance at 1 January 2004, as restated	4,866,950	1,307,592	6,174,542	526,768	6,701,310
Cash flow hedges, net of tax	–	(13,982)	(13,982)	–	(13,982)
Contributions from minority interest of subsidiaries	–	–	–	218,387	218,387
Dividends paid to minority interest of subsidiaries	–	–	–	(60,000)	(60,000)
Profit for the year	–	320,691	320,691	135,680	456,371
Balance at 31 December 2004	4,866,950	1,614,301	6,481,251	820,835	7,302,086
Balance at 1 January 2005 as previously presented	**4,866,950**	**2,015,294**	**6,882,244**	**–**	**6,882,244**
As previously separately reported as minority interest (Note 2(a))	**–**	**–**	**–**	**831,208**	**831,208**
Effect of changes in accounting policy on the adoption of IAS16 (Note 2(a))	**–**	**(400,993)**	**(400,993)**	**(10,373)**	**(411,366)**
Balance at 1 January 2005, as restated before opening adjustment	**4,866,950**	**1,614,301**	**6,481,251**	**820,835**	**7,302,086**
Opening adjustment on derecognition of negative goodwill on the adoption of IFRS 3 (Note 2(a))	**–**	**42,873**	**42,873**	**–**	**42,873**
Balance at 1 January 2005, as restated	**4,866,950**	**1,657,174**	**6,524,124**	**820,835**	**7,344,959**
Cash flow hedges, net of tax	**–**	**136,587**	**136,587**	**–**	**136,587**
Dividend relating to 2004	**–**	**(97,339)**	**(97,339)**	**–**	**(97,339)**
Dividend paid to minority interest of subsidiaries	**–**	**–**	**–**	**(90,000)**	**(90,000)**
Contribution from minority interest of subsidiaries	**–**	**–**	**–**	**63,063**	**63,063**
Loss for the year	**–**	**(467,307)**	**(467,307)**	**28,579**	**(438,728)**
Balance at 31 December 2005	**4,866,950**	**1,229,115**	**6,096,065**	**822,477**	**6,918,542**

The notes on pages 76 to 158 are an integral part of these financial statements.

1. Corporate Information

China Eastern Airlines Corporation Limited (the "Company"), a joint stock company limited by shares was incorporated in the People's Republic of China ("PRC") on 14 April 1995. The address of its registered office is 66 Airport Street, Pudong International Airport, Shanghai, PRC. The Company and its subsidiaries (the "Group") are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, and mail delivery and other extended transportation services.

The Company is majority owned by China Eastern Air Holding Company ("CEA Holding"), a state-owned enterprise incorporated in the PRC.

During the year ended 31 December 2005, the Company acquired certain assets and liabilities relating to the aviation businesses of China Eastern Air Northwest Company ("CEA Northwest") and China Eastern Air Yunnan Company ("CEA Yunnan"). Further details of the acquisitions are set out in Note 40.

2. Principal Accounting Policies

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Basis of preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") and the disclosure requirements of the Hong Kong Companies Ordinance. This basis of accounting differs in certain material respects from that used in the preparation of the Group's statutory accounts in the PRC. The statutory accounts of the Group have been prepared in accordance with the accounting principles and the relevant regulations applicable to PRC joint stock limited companies ("PRC Accounting Regulations"). In preparing these financial statements in accordance with IFRS, appropriate adjustments have been made to the Group's statutory accounts to conform with IFRS.

The financial statements have been prepared under the historical cost convention, as modified by the revaluation of property, plant and equipment and financial assets.

2. Principal Accounting Policies (Cont'd)

(a) *Basis of preparation (Cont'd)*

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 4. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Although these estimates are based on management's best knowledge of current event and actions, actual results ultimately may differ from those estimates.

Standards, interpretations & amendments to published standards effective in 2005

In 2005, the Group adopted the new and revised IFRS as described below, which are relevant to its operations. The 2004 comparatives have been adjusted as required, in accordance with the relevant requirements of the new/revised IFRS.

- IAS 1 and 27 (both revised in 2003) have affected the presentation of minority interest. IAS 1 (revised in 2003) also has affected the presentation of share of profit of associates and other disclosures.

- IAS 2, 8, 10, 17, 21, 28, 32, 33 (all revised in 2003), 39 (revised in 2004) and IFRS 2 had no material effect on the Group's policies.

- IAS 16 (amended 2004) replaces IAS 16 (revised 1998). The Group has adopted the revised IAS 16 and has amended the accounting policy applied to the costs of overhaul of owned and finance leased aircraft and engines. Under the Group's revised policy, these costs are capitalised as a component of property, plant and equipment, and are depreciated over the appropriate maintenance cycles. When each overhaul is performed, its cost is recognised in the carrying amount of the item of property, plant and equipment and is depreciated over the estimated period between overhauls on a straight-line basis. Upon completion of an overhaul, any remaining carrying amount of the cost of the previous overhaul is derecognised and charged to the income statement. In prior years, the costs of overhauls were expensed in the income statement as incurred. The adoption of the revised treatment of IAS 16 (amended 2004) has been accounted for retrospectively.

2. Principal Accounting Policies (Cont'd)

(a) *Basis of preparation (Cont'd)*

The adoption of revised IAS 16 resulted in:

Increase/(decrease)	2005 RMB'000	2004 RMB'000
Decrease in aircraft maintenance expenses	**(710,824)**	(536,099)
Increase in aircraft depreciation	**820,555**	794,390
Decrease in taxation	**(19,658)**	(50,479)
Increase/(decrease) in profit for the year attributable to minority interest	**30,271**	(14,428)
Decrease in the profit attributable to equity holders of the Company	**(120,344)**	(193,384)
Decrease in aircraft, engines and flight equipment	**(586,163)**	(476,433)
Decrease in deferred tax liabilities	**(84,725)**	(65,067)
Increase/(decrease) in minority interest	**19,898**	(10,373)
Decrease in beginning retained profits	**(400,993)**	(207,609)
Decrease in basic and diluted earnings per share	**RMB(0.02)**	RMB(0.04)

– IAS 24 (revised in 2003) has extended the identification and disclosure of related parties to include state-owned enterprises. Related parties include CEA Holding and its subsidiaries, Civil Aviation Administration of China ("CAAC", a regulatory authority of the civil aviation industry in the PRC) and its affiliates, and other state-controlled enterprises and their subsidiaries, directly or indirectly controlled by the PRC government, corporations in which the Company is able to control or exercise significant influence, and key management personnel of the Company, CEA Holding, CAAC and other state-controlled enterprises, and their close family members.

– IFRS 3, IAS 36 (revised in 2004) and IAS 38 (revised in 2004) have resulted in a change in the accounting policy relating to the accounting for goodwill and negative goodwill. The Group ceased amortisation of goodwill and negative goodwill from 1 January 2005. Accumulated amortisation as at 31 December 2004 has been eliminated with a corresponding decrease in the costs of goodwill and negative goodwill. From 1 January 2005 onwards, positive goodwill arising from all acquisitions is no longer subject to amortisation but is tested annually for impairment, as well as when there are indications of impairment. The balance of negative goodwill as at 1 January 2005 is derecognised with a corresponding adjustment to the opening balance of retained profits. Negative goodwill amounted RMB42,873,000 has been derecognised to the opening balance of retained profits as at 1 January 2005. From 1 January 2005 onwards, IFRS 3 requires, the Group to recognise immediately in the income statement the excess of the net fair value of those items acquired over the cost of the acquisition.

2. Principal Accounting Policies (Cont'd)

(a) Basis of preparation (Cont'd)

The adoption of IFRS 3, IAS 36 and IAS 38 resulted in:

	2005 RMB'000
Increase in intangible assets	42,873
Increase in retained profits	42,873

- IAS 32 (revised in 2003) has added the requirements to disclose information about the use of valuation techniques, including the sensitivities of fair value estimates, to significant valuation assumptions.

- IFRS 5 has resulted in a change in the accounting policy relating to the recognition of assets held for sale or discontinued operations, which did not have any material impact on the results and financial positions of the Group as the Group did not hold material assets in this category during the periods presented.

Standards, interpretations and amendments to published standards that are not yet effective

Certain new standards, amendments and interpretations to existing standards, which are relevant to the Group's operations, have been published that are mandatory for the Group's accounting periods beginning on or after 1 January 2006 or later periods, but which the Group has not early adopted, as follows:

- IAS 19 (Amendment) introduces the option of an alternative recognition approach for actuarial gains and losses. It may impose additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting. It also adds new disclosure requirements. As the Group does not intend to change the accounting policy adopted for recognition of actuarial gains and losses and does not participate in any multi-employer plans, adoption of this amendment will only impact the format and extent of disclosures presented in the financial statements. The Group will apply this amendment from 1 January 2006.

- IAS 39 (Amendment) changes the definition of financial instruments classified at fair value through profit or loss and restricts the ability to designate financial instruments as part of this category. The Group believes that this amendment should not have a significant impact on the classification of financial instruments, as the Group should be able to comply with the amended criteria for the designation of financial instruments at fair value through profit and loss. The Group will apply this amendment from 1 January 2006.

2. Principal Accounting Policies (Cont'd)

(a) Basis of preparation (Cont'd)

- IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces IAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation. It is applicable to all entities that report under IFRS. The amendment to IAS 1 introduces disclosures about the level of an entity's capital and how it manages capital. The Group assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures required by the amendment of IAS 1. The Group will apply IFRS 7 and the amendment to IAS 1 from 1 January 2007.

- IFRIC 4 requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. It requires an assessment of whether: (a) fulfillment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset. Management is currently assessing the impact of IFRIC 4 on the Group's operations.

(b) Group accounting

The consolidated financial statements include the financial statements of the Company and its subsidiaries made up to 31 December.

(i) Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

2. Principal Accounting Policies (Cont'd)

(b) Group accounting (Cont'd)

(i) Subsidiaries (Cont'd)

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement (see Note 2(k)).

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated but considered an impairment indicator of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Minority interest represents the interests of outside members in the operating results and net assets of subsidiaries. The Group applies a policy of treating transactions with minority interest as transactions with parties external to the Group. Disposals to minority interest result in gains and losses for the Group that are recorded in the income statement. Purchases from minority interest result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

In the Company's balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses, if any. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(ii) Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognised at cost. The Group's investments in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition (see Note 2(k)).

2. Principal Accounting Policies (Cont'd)

(b) Group accounting (Cont'd)

(ii) Associates (Cont'd)

The Group's share of its associates' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet, the investments in associates are stated at cost less provision for impairment losses, if any. The results of associates are accounted for by the Company on the basis of dividends received and receivable.

(iii) Jointly Controlled Entities

A jointly controlled entity is an entity in which the Group has joint control over its economic activity established under a contractual arrangement. The Group's investments in jointly controlled entities includes goodwill (net of any accumulated impairment loss) identified on acquisition (see note 2(k)).

The Group's interests in jointly controlled entities are accounted for by the equity method of accounting based on the audited financial statements or management accounts of the jointly controlled entities. The Group's share of its jointly controlled entities' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements is adjusted against the carrying amount of the investment. When the Group's share of losses in a jointly controlled entities' equals or exceeds its interest in the jointly controlled entities, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the jointly controlled entities.

Unrealised gains on transactions between the Group and its jointly controlled entities are eliminated to the extent of the Group's interest in the jointly controlled entities. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of jointly controlled entities have been changed where necessary to ensure consistency with the policies adopted by the Group.

2. Principal Accounting Policies (Cont'd)

(b) ***Group accounting (Cont'd)***

(iii) Jointly Controlled Entities (Cont'd)

In the Company's balance sheet, the investments in jointly controlled entities are stated at cost less provision for impairment losses. The results of jointly controlled entities are accounted for by the Company on the basis of dividends received and receivable.

(iv) Common Control Transactions

The Group adopts acquisition accounting for common control transactions.

(c) ***Foreign currency translation***

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The financial statements are presented in Chinese Renminbi ("RMB"), which is the Company's functional and presentation currency.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges.

Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss. When a gain or loss on a non-monetary item is recognised directly in equity, any exchange component of that gain or losses is recognised directly in equity. Conversely, when a gain or loss on a non-monetary item is recognised in the income statement, any exchange component of that gain or loss is recognised in the income statement.

(d) ***Revenue recognition and sales in advance of carriage***

Passenger, cargo and mail revenues are recognised as traffic revenues when the transportation services are provided. The value of sold but unused tickets is included in current liabilities as sales in advance of carriage.

Commission income represents amounts earned from other carriers in respect of sales made by the Group's agents on their behalf, and is recognised in the income statement upon ticket sales. Commission expense represents amounts payable to other carriers in respect of sales made by the other carriers for the Group, and is recognised in the income statement when the related revenue is recognised.

Revenues from other operating businesses, including income derived from the provision of ground services and cargo handling services, are recognised when the services are rendered.

2. Principal Accounting Policies (Cont'd)

(d) Revenue recognition and Sales in advance of carriage (Cont'd)

Rental income from subleases of aircraft is recognised on a straight-line basis over the terms of the respective leases. Rental income from leasing office premises and cargo warehouses is recognised on a straight-line basis over the lease term.

Interest income is recognised on a time-proportionate basis using the effective interest method.

Revenues are presented net of business tax.

(e) Segmental reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that is subject to risks and returns that are different from those of segments operating in other economic environments.

In accordance with the Group's internal financial reporting, the Group has determined that business segments be presented as the primary reporting format and geographical as the secondary reporting format.

In respect of the geographical segment, the analysis of turnover and operating profit by geographical segment is based on the following criteria:

(i) Traffic revenue from services within the PRC (excluding Hong Kong Special Administrative Region ("Hong Kong")) is classified as domestic operation. Traffic revenue from inbound and outbound services between the PRC and Hong Kong or overseas markets is classified under Hong Kong or the relevant overseas locations.

(ii) Revenues from ticket handling services, airport ground services and other miscellaneous services are classified on the basis of where the services are performed.

(f) Retirement benefits

The Group participates in defined contribution retirement schemes regarding pension and medical benefits for employees organised by the municipal governments of the relevant provinces. The contributions to the schemes are charged to the income statement as and when incurred.

2. Principal Accounting Policies (Cont'd)

(f) *Retirement benefits (Cont'd)*

In addition, the Group provides retirees with post-retirement benefits including retirement subsidies, transportation subsidies, social function activity subsidies as well as other welfare. The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognised actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligation are charged or credited to income over the employees' expected average remaining working lives.

Past-service costs are recognised immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight-line basis over the vesting period.

(g) *Maintenance and overhaul costs*

In respect of aircraft and engines under operating leases, the Group has the responsibility to fulfill certain return conditions under relevant leases. In order to fulfill these return conditions, major overhauls are required to be conducted on a regular basis. Accordingly, the present value of estimated costs of major overhauls for aircraft and engines under operating leases are provided at each balance sheet date. The provision in each period is estimated using historical major overhaul costs incurred during each overhaul and the estimated period between overhauls using the ratios of actual flying hours/cycles and estimated flying hours/cycles between overhauls. The costs of major overhauls comprise mainly labour and materials. Differences between the estimated cost and the actual cost of the overhaul are included in the income statement in the period of overhaul.

In respect of aircraft and engines owned by the Group or held under finance leases, costs of overhaul are capitalised as a component of property, plant and equipment and are depreciated over the appropriate maintenance cycles. When each overhaul is performed, its cost is recognised in the carrying amount of the item of property, plant and equipment and is depreciated over the estimated period between overhauls, on a straight-line basis. Upon completion of an overhaul, any remaining carrying amount of the cost of the previous overhaul is derecognised and charged to the income statement.

2. Principal Accounting Policies (Cont'd)

(g) *Maintenance and overhaul costs (Cont'd)*

All other routine repairs and maintenance costs incurred in restoring such assets to their normal working condition are charged to the income statement as and when incurred.

Improvements are capitalised and depreciated over their expected useful lives to the Group.

(h) *Government grants*

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deducted from the related cost in the income statement as a reduction of the related cost.

Government grants relating to the property, plant and equipment are recognised as a reduction of carrying amount of the asset. The grant is recognised as income over the life of a depreciable asset by way of a reduced depreciation charge.

(i) *Taxation*

The Group provides for income tax based on the results for the year as adjusted for items which are not assessable or deductible for income tax purposes. Taxation of the Group is determined in accordance with the relevant tax rules and regulations applicable in the jurisdictions where the group companies operate.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination. Deferred tax is measured using tax rates enacted, or substantively enacted at the balance sheet date.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and jointly controlled entities, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

(j) *Property, plant and equipment*

Property, plant and equipment are recognised initially at cost which comprises purchase price, costs transferred from construction in progress and advance payments on acquisition, and any directly attributable costs of bringing the assets to the condition for their intended use.

2. Principal Accounting Policies (Cont'd)

(j) Property, plant and equipment (Cont'd)

Subsequent to the initial recognition, property, plant and equipment are stated at revalued amount less accumulated depreciation and accumulated impairment losses, if any. Independent valuations are performed at least once every five years, or sooner if considered necessary by the directors. In the intervening years, the directors review the carrying values of the property, plant and equipment and adjustment is made where they are materially different from fair value. Increases in the carrying amount arising on revaluation are credited to the revaluation reserve. Decreases in valuation of property, plant and equipment are first offset against increases from earlier valuations of the same asset and are thereafter charged to the income statement. All other decreases in valuation are charged to the income statement. Any subsequent increases are credited to the income statement up to the amount previously charged. Any accumulated depreciation at the date of revaluation is eliminated against the gross carrying amount of the asset, and the net amount is restated to the revalued amount of the asset.

Costs of overhaul for aircraft and engines owned by the Group or held under finance leases are capitalised as a component of property, plant and equipment when incurred (see Note 2(g)).

Depreciation of property, plant and equipment is calculated on a straight-line basis to write off the cost or revalued amount of each asset to their residual value over their estimated useful lives. The estimated useful lives used for the calculation of annual depreciation charges are as follows:

Aircraft, engines and flight equipment		
– Components related to overhaul costs	–	2 to 8 years
– Others	–	20 years
Buildings	–	15 to 35 years
Other property, plant and equipment	–	5 to 20 years

The residual values and useful lives of each property, plant and equipment are reviewed, and adjusted if appropriate at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated revalued amount (Note 2(l)).

Gains and losses on disposals are determined by comparing proceeds with carrying amounts and are included in operating profit. When revalued assets are sold, the relevant amounts included in the revaluation reserve are transferred from revaluation reserve to retained profits.

2. Principal Accounting Policies (Cont'd)

(k) Intangible assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary, associate, jointly controlled entity or business at the date of acquisition. Goodwill on acquisition of subsidiaries and businesses is included in 'intangible assets'. Goodwill on acquisition of associates and jointly controlled entities is included in 'investments in associates' and 'investments in jointly controlled entities'. Recognised goodwill is tested annually for impairment and carried at cost less accumulated impairment losses, if any. Impairment losses on goodwill are not reversed. Gains and losses on the disposals of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

(l) Impairment of non-financial assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

(m) Construction in progress

Construction in progress represents buildings under construction and plant and equipment pending installation. This includes the costs of construction and acquisition and interest capitalised (Note 2(p)). No depreciation is provided on construction in progress until the asset is completed and ready to use.

(n) Lease prepayments

Lease prepayments represent acquisition costs of land use rights less accumulated amortisation. Amortisation is provided over the lease period of land use rights on a straight-line basis.

2. Principal Accounting Policies (Cont'd)

(o) *Advanced payments on acquisition of aircraft*

Advanced payments on acquisition of aircraft represents payments to aircraft manufacturers to secure deliveries of aircraft in future years and the related interest capitalised (Note 2(p)). The balance is transferred to property, plant and equipment upon delivery of the aircraft.

(p) *Borrowing costs*

Interest attributable to loans for advance payments used to finance the acquisition of aircraft and other qualifying assets is capitalised as an additional cost of the related asset. Interest is capitalised at the Group's weighted average interest rate on borrowings or, where applicable, the interest rate related to specific borrowings during the period of time that is required to complete and prepare the asset for its intended use.

All other borrowing costs are charged to the income statement in the period in which they are incurred.

(q) *Long-term bank deposits*

Long-term bank deposits placed to secure future lease obligations are classified as held-to-maturity financial assets. Held-to-maturity financial assets are initially recognised in the balance sheet at fair value plus transaction costs. Subsequently, they are stated in the balance sheet at amortised cost less impairment losses.

(r) *Flight equipment spare parts*

Flight equipment spare parts are stated at the lower of cost and net realisable value. Cost is determined using the weighted average method. The cost of flight equipment spare parts comprises the purchase price (net of discounts), freight charges, duty and value added tax and other miscellaneous charges. The net realisable value is the estimated replacement cost of the flight equipment spare parts.

(s) *Trade receivables*

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

2. Principal Accounting Policies (Cont'd)

(t) Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

(u) Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any differences between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(v) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

(w) Leases

(i) A Group company is the lessee

Leases of assets where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased asset or the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Leased assets are depreciated using a straight-line basis over their expected useful lives to residual values.

Leases of assets under which a significant portion of the lease risks and rewards of ownership are retained by the lessor are classified as operating leases. Lease payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

2. Principal Accounting Policies (Cont'd)

(w) Leases (Cont'd)

(ii) A Group company is the lessor

When assets are leased out under a finance lease, the present value of the lease payments is recognised as a receivable. The difference between the gross receivable and the present value of the receivable is recognised as unearned finance income. Lease income is recognised over the term of the lease using the net investment method, which reflects a constant periodic rate of return.

Assets leased out under operating leases are included in property, plant and equipment in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with similar property, plant and equipment. Rental income is recognised on a straight-line basis over the lease term.

(x) Derivative financial instruments

Derivative financial instruments are initially recognised in the balance sheet at fair value and are subsequently remeasured at their fair value. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Derivative financial instrument that does not qualify for hedge accounting are accounted for as trading instruments and any unrealised gains or losses, being changes in fair value of the derivative, are recognised in the income statement immediately.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the income statement, along with any changes in the fair value of the hedged assets or liabilities that are attributable to the hedged risk.

Derivative financial instrument that qualifies for hedge accounting and is designated as a specific hedge of the variability in cashflows of a highly probable forecast transaction, is accounted for as follows:

2. Principal Accounting Policies (Cont'd)

(x) *Derivative financial instruments (Cont'd)*

(i) the effective portions of any change in fair value on the derivative financial instrument is recognised directly in equity. Where the forecasted transaction or firm commitment results in the recognition of an asset or a liability, the gains and losses previously deferred in equity are included in the initial measurement of the cost of the asset or liability. Otherwise, the cumulative gain or loss on the derivative financial instrument is removed from equity and recognised in the income statement in the same period during which the hedged forecast transaction affects net profit or loss.

(ii) the ineffective portions of any change in fair value is recognised in the income statement immediately.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised in the income statement when the committed or forecasted transaction ultimately occurs. When a committed or forecasted transaction is no longer expected to occur, the cumulative gain or loss that was recorded in equity is immediately transferred to the income statement.

(y) *Dividend*

Dividend distribution to the Company's shareholders is recognised as a liability in the financial statements in the period in which the dividends are approved by the Company's shareholders.

(z) *Available-for-sale financial assets*

Investments in securities other than subsidiaries, associates and jointly controlled entities, being held for non-trading purposes, are classified as available-for-sale financial assets and are initially recognised at fair value plus transaction costs. At each balance sheet date, the fair value is remeasured, with any resulting gain or loss being recognised directly in equity in the fair value reserve, except for impairment losses. When these investments are derecognised, the cumulative gain or loss previously recognised directly in equity is recognised in the income statement.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the securities below its cost is considered an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the acquisition cost and the current fair value less any impairment loss on that financial asset previously recognised in the income statement, is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

2. Principal Accounting Policies (Cont'd)

(aa) Comparatives

Where necessary, prior year amounts have been reclassified to conform with changes in presentation in the current year. The major reclassifications for the 2004 comparative figures include reclassification of certain items from "other payables and accrued expenses" to "trade and notes payables", and certain items from "prepayments, deposits and other receivables" to "trade receivables".

3. Financial Risk Management

(a) Financial risk factors

Financial assets of the Group mainly includes bank deposits and balances, amounts due from related companies, trade receivables, long-term receivables, short-term investments and derivative assets. Financial liabilities of the Group include bank and other loans, obligations under finance leases, amounts due to related companies, trade payables, notes payables, derivative liabilities and other payables.

(i) Business risk

The operations of the air transportation industry are substantially influenced by global political and economic development. Accidents, wars, natural disasters, etc. may have material impact on the Group's operations or the industry as a whole. In addition, the Group conducts its principal operations in the PRC and accordingly is subject to special considerations and significant risks not typically associated with companies in 'Western' countries. These include risks associated with, among others, the political, economic and legal environment, competition and the influence of CAAC in the PRC civil aviation industry.

(ii) Price risk

The Group's results of operations may be significantly affected by the fluctuation in fuel prices which is a significant expense for the Group. While the international fuel prices are determined by worldwide market demand and supply, domestic fuel prices are regulated by CAAC. The Group has entered into certain financial derivatives to hedge against the fuel prices risk (Note 37(c)).

(iii) Interest rate risk

The Group has significant bank borrowings at floating variable rates and is exposed to risk arising from changes in market interest rates. To hedge against the variability in the cashflow arising from a change in market interest rates, the Group has entered into certain interest rate swaps to swap variable rates into fixed rates. The interest rates and terms of repayment of borrowings made to the Group are disclosed in Note 30. Details of interest rate swaps are disclosed in Note 37(a).

3. Financial Risk Management (Cont'd)

(iv) Credit risk

The Group has no significant concentrations of credit risk. The Group has policies in place to ensure that blank tickets are made to sales agents with an appropriate credit history. A major portion of sales are conducted through sales agents and the majority of these agents are connected to various settlement plans and/or clearing systems which have tight requirements on the credit standing of these agents.

Transactions in relation to derivative financial instruments are only carried out with financial institutions of high reputation. The Group has policies that limit the amount of credit exposure to any one financial institution.

(v) Liquidity risk

The Group's primary cash requirements have been for additions of and upgrades to aircraft, engines and flight equipment and payments on related borrowings/debts. The Group finances its working capital requirements through a combination of funds generated from operations and short-term bank loans. The Group generally acquires aircraft through long-term finance leases and long-term loans.

The Group operates with a working capital deficit. As at 31 December 2005, the Group's net current liabilities amounted to RMB25,598 million (2004: RMB12,491 million). For the year ended 31 December 2005, the Group recorded a net cash inflow from operating activities of RMB1,952 million (2004: RMB3,266 million), a net cash outflow from investing activities and financing activities of RMB2,183 million (2004: RMB2,745 million), and an decrease in cash and cash equivalents of RMB231 million (2004: increase of RMB521 million).

The directors of Company believe that cash from operations and short-term bank borrowings will be sufficient to meet the Group's operating cashflow. Due to the dynamic nature of the underlying businesses, the Group's treasury policy aims at maintaining flexibility in funding by keeping credit lines available. The directors of the Company believe that the Group has obtained sufficient general credit facilities from PRC banks for financing future capital commitments and for working capital purposes.

(vi) Foreign currency risk

The Group's finance lease obligation as well as certain bank and other loans are denominated in US dollars, Japanese Yen and Euro, and certain expenses of the Group are denominated in currencies other than RMB. The Group generates foreign currency revenues from ticket sales made in overseas offices and would normally generate sufficient foreign currencies after payment of foreign currency expenses, to meet its foreign currency liabilities repayable within one year. The Group also enters into certain foreign currency forward contracts to hedge against foreign currency risk (Note 37(b)).

3. Financial Risk Management (Cont'd)

(b) Fair value estimation

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest-rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date. The fair value of fuel option contracts is determined using quoted market values.

The nominal value less impairment provision of trade receivables and payables are assumed to approximate their fair values. The fair values of other long-term receivables are based on cash flow discounted using a rate based on the borrowing rate. The fair value of financial liabilities for disclosure purpose is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

4. Critical accounting estimates and judgements

Estimates and judgements used in preparing the financial statements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Estimated impairment of goodwill

The Group tests annually whether goodwill has been impaired in accordance with the accounting policy stated in Note 2(l). The recoverable amounts of cash generating units have been determined based on value-in-use calculations. These calculations require the use of estimates (see Note 18). In 2005, after reviewing the business environment as well as the Group's objectives and past performance, management concluded that there was no material impairment loss for goodwill.

4. **Critical accounting estimates and judgements (Cont'd)**

   (b) ***Estimated impairment of property, plant and equipment***

   The Group has made substantial investments in tangible long-lived assets. The Group conducts impairment reviews of these assets whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.

   Determining whether an asset is impaired requires significant judgement, including the Group's estimates of the future cash flows attributable to the asset and the appropriate discount rate. If different judgements or estimates had been utilised, material differences could have resulted in the amount and timing of the impairment charge, if any.

   (c) ***Property, plant and equipment***

   The Group had approximately RMB38,000 million of property, plant and equipment as at 31 December 2005, including aircraft, engines and flight equipment with a value of approximately RMB34,740 million. As discussed in Note 2(j), property, plant and equipment are initially recognised at cost and are subsequently stated at revalued amount less accumulated depreciation. Their recorded value is impacted by management judgement, including valuations performed by the management and/or independent professional valuers, estimates of useful lives, residual value and impairment charges. If different judgements or estimates had been utilised, material differences could have resulted in the amount of revaluation and related depreciation charges.

   Management reviewed the carrying value of the Group's property, plant and equipment as at 31 December 2005 and are of the opinion that the carrying amount of the property, plant and equipment is not materially different from the estimated fair value and no impairment or changes in estimates of useful lives are necessary.

   (d) ***Fair value estimation***

   The carrying amounts of the Group's current financial assets, including cash and cash equivalents, trade receivables, prepayments, other receivables, amounts due from related companies and current financial liabilities including trade payables and note payables, other payables and accrued expenses and amounts due to related companies, approximate their fair values due to their short maturities.

   (e) ***Revenue recognition***

   As discussed in Note 2(d), passenger, cargo and mail revenues are recognised as traffic revenues when the transportation services are provided. The value of unused passenger tickets is included in current liabilities as sales in advance of carriage. Unused tickets are recognised in traffic revenues based on current estimates. Management periodically evaluate the balance in sales in advance of carriage and record any adjustments, which can be material, in the period the evaluation is completed. These adjustments result from differences between the estimates of certain revenue transactions, the timing of recognising revenue for any unused air tickets and the related sales price, and are impacted by various factors, including a complex pricing structure and interline agreements throughout the industry, which affect the timing of revenue recognition.

4. Critical accounting estimates and judgements (Cont'd)

(f) Overhaul costs

The amount of overhaul costs charged/amortised to operating profits is impacted by management's estimates of the expected flying hours/cycles and overhaul costs, which are largely based on past experience of overhauls of the same or similar models of aircraft and engines. Different judgements or estimates could significantly affect the estimated overhaul provision and materially impact the results of operations.

(g) Retirement benefits

The Group operates and maintains defined retirement benefit plans which provides retirees with benefits including transportation subsidies, social activity subsidies as well as other welfare. As discussed in Note 2(f), the cost of providing the aforementioned benefits in the defined retirement benefit plan is actuarially determined and recognised over the employees' service period by utilising various actuarial assumptions and using the projected unit credit method. These assumptions include, without limitation, the selection of discount rate, annual rate of increase of per capita benefit payment and employees' turnover rate. The discount rate is based on management's review of local high quality corporate bonds. The annual rate of increase of benefit payments is based on the general local economic conditions. The employees' turnover rate is based on historical trends of the Group. Additional information regarding the retirement benefit plans is discussed in Note 35.

(h) Deferred taxation

While deferred tax liabilities are provided in full on all taxable temporary differences, deferred tax assets are recognised only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. In assessing the amount of deferred tax assets that need to be recognised, the Group considers future taxable income and ongoing prudent and feasible tax planning strategies. In the event that the Group's estimates of projected future taxable income and benefits from available tax strategies are changed, or changes in current tax regulations are enacted that would impact the timing or extent of the Group's ability to utilise the tax benefits of net operating loss carryforwards in the future, adjustments to the recorded amount of net deferred tax assets and taxation expense would be made.

(i) Current tax

The Group makes provision for current tax based on the estimated income tax liabilities. The estimated income tax liabilities are primarily computed based on the tax filings as prepared by the Group and based on management's interpretation of relevant tax rulings. From time to time, there may be disagreements with the tax authorities on the tax treatments of certain items included in the tax computations.

5. Revenues

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services.

	Group	
	2005	2004
	RMB'000	RMB'000
Revenues		
Traffic revenues (a)		
– Passenger	**21,367,747**	15,925,933
– Cargo and mail	**5,087,244**	4,540,463
Commission income	**185,827**	292,991
Ground service income	**806,755**	695,433
Cargo handling income	**292,488**	227,806
Rental income from operating subleases of aircraft	**183,260**	121,480
Others	**198,175**	110,615
	28,121,496	21,914,721
Less: Business tax (b)	**(667,053)**	(528,168)
	27,454,443	21,386,553

Notes:

(a) Since the terrorist attacks on the World Trade Centre in New York in September 2001, many airlines introduced insurance and security surcharges on passenger air tickets (collectively the "Surcharges"). Such Surcharges are generally recognised as revenue, together with the other components of the ticket price, when the transportation services are provided.

For tickets that are issued by the Group but where the transportation services are provided by another carrier, there was (i) industry guidance which permitted the billing of such Surcharges on a negotiated basis and (ii) diversity in practice among the carriers on the billing of the Surcharges. Accordingly, the Company deferred recognition of the Surcharges as revenue. Management believes such Surcharges will no longer be payable based on general industry acceptance of non billing and industry guidance issued by the Accounting Centre of China Aviation, the sole agent for interline billing of PRC airlines, in December 2005. Accordingly, the Surcharges related to tickets uplifted between 2002 and 2004 in the amount of RMB131,023,000 were released from other payables and recognised as revenue in 2005.

From 1 January 2005, the above insurance and security surcharges together with other surcharges are recognised as revenue once the transportation services are provided, or once the ticket price has been billed through interline billing in the case where transportation services are provided by another carrier.

5. Revenues (Cont'd)

(b) Except for traffic revenues derived from inbound international and regional flights, which are not subject to PRC business tax, the Group's traffic revenues, commission income, ground service income, cargo handling income and other revenues are subject to PRC business tax levied at rates ranging from 3% to 5%, pursuant to PRC business tax rules and regulations.

6. Other Operating Income

	Group	
	2005	2004
	RMB'000	RMB'000
Government subsidies (a)	**193,069**	73,506
Net fair value gains on financial instruments		
– forward foreign exchange contract	**25,002**	11,498
– fuel hedging income	**27,208**	–
	245,279	85,004

Note:

(a) The government subsidies represent

(i) subsidies granted by the local government to the Company from 2002 to 2005 in consideration of the relocation of the Company's international flights and related facilities from Shanghai Hongqiao Airport to Pudong International Airport; and

(ii) subsidies granted by various local municipalities to encourage the Group to operate certain routes to the places where these municipalities are located.

7. Segment Information

(a) Primary reporting format by business segment

The Group principally operates in one business segment, which is the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services.

7. Segment Information (Cont'd)

(b) Secondary reporting format by geographical segment

The Group's revenues (net of business tax) and results by geographical segment are analysed as follows:

	Domestic# RMB'000	Hong Kong RMB'000	Japan RMB'000	Other countries* RMB'000	Total RMB'000
2005					
Traffic revenues					
– Passenger	11,438,773	2,494,669	2,009,137	4,910,693	20,853,272
– Cargo and mail	346,428	641,686	623,678	3,354,998	4,966,790
	11,785,201	3,136,355	2,632,815	8,265,691	25,820,062
Commission income	124,037	13,768	11,557	36,285	185,647
Ground service income	794,814	–	–	–	794,814
Cargo handling income	281,901	–	–	–	281,901
Rental income from operating sublease of aircraft	183,260	–	–	–	183,260
Other operating revenues	188,759	–	–	–	188,759
	13,357,972	3,150,123	2,644,372	8,301,976	27,454,443
Other operating income	214,277	6,000	25,002	–	245,279
Segment results (operating profit)	(658,153)	184,578	(451,742)	939,565	14,248

	Domestic# RMB'000	Hong Kong RMB'000	Japan RMB'000	Other countries* RMB'000	Total RMB'000
2004					
Traffic revenues					
– Passenger	8,283,700	2,239,968	1,502,326	3,508,105	15,534,099
– Cargo and mail	298,846	592,008	647,181	2,890,325	4,428,360
	8,582,546	2,831,976	2,149,507	6,398,430	19,962,459
Commission income	201,146	22,297	16,924	50,376	290,743
Ground service income	692,178	–	–	–	692,178
Cargo handling income	224,356	–	–	–	224,356
Rental income from operating sublease of aircraft	121,480	–	–	–	121,480
Other operating revenues	95,337	–	–	–	95,337
	9,917,043	2,854,273	2,166,431	6,448,806	21,386,553
Other operating income	83,004	2,000	–	–	85,004
Segment results (operating profit)	188,645	354,754	243,979	445,006	1,232,384

#: *The People's Republic of China, excluding the Hong Kong Special Administrative Region.*

*: *include the United States of America, Europe and Asian countries other than Japan.*

7. Segment Information (Cont'd)

(b) Secondary reporting format by geographical segment (Cont'd)

The major revenue-earning assets of the Group are its aircraft, all of which are registered in the PRC. Since the Group's aircraft is deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities to geographical segments and hence segment assets and capital expenditure by segment have not been presented.

8. Wages, Salaries and Benefits

	Group	
	2005	2004
	RMB'000	RMB'000
Wages, salaries, bonus and allowances	**1,774,292**	1,549,339
Employee welfare and benefits	**166,267**	41,383
Staff housing allowance (Note 36(b))	**36,231**	29,253
Defined contribution retirement schemes (Note 35(a))	**280,218**	194,200
Post-retirement benefits (Note 35(b))	**102,459**	51,704
	2,359,467	1,865,879

8. Wages, Salaries and Benefits (Cont'd)

(a) Emoluments of directors, supervisors and senior management

Details of the emoluments paid to the Company's directors, supervisors and senior management are as follows:

	2005		
	Salaries and allowances RMB'000	Bonus RMB'000	Total RMB'000
Executive directors			
Li Fenghua*	–	–	–
Luo Chaogeng*	–	–	–
Cao Jainxiong*	–	–	–
Wan Mingwu*	–	–	–
Zhong Xiong*	–	–	–
Luo Zhuping	103	59	162
Independent non-executive directors			
Hu Honggao*	–	–	–
Peter Lok *	–	–	–
Wu Baiwang*	–	–	–
Zhou Ruijin*	–	–	–
Xie Rong*	–	–	–
Supervisors			
Li Wenxin*	–	–	–
Ba Shengji*	–	–	–
Yang Xingen	86	55	141
Yang Jie	66	49	115
Liu Jiashun*	–	–	–
Vice executive directors			
Wu Jiuhong	119	231	350
Zhou Liguo	126	352	478
Zhang Jianzhong	101	93	194
Tong Guozhao	121	352	473
Li Yangmin	90	55	145
Finance controller			
Luo Weide	111	75	186
Total	923	1,321	2,244

8. Wages, Salaries and Benefits (Cont'd)

(a) Emoluments of directors, supervisors and senior management (Cont'd)

	2004		
	Salaries and allowances RMB'000	Bonus RMB'000	Total RMB'000
Executive directors			
Li Fenghua*	–	–	–
Luo Chaogeng*	–	–	–
Cao Jainxiong*	–	–	–
Wan Mingwu	119	187	306
Zhong Xiong*	–	–	–
Luo Zhuping	78	88	166
Independent non-executive directors			
Hu Honggao*	–	–	–
Peter Lok*	–	–	–
Wu Baiwang*	–	–	–
Zhou Ruijin*	–	–	–
Xie Rong*	–	–	–
Supervisors			
Li Wenxin*	–	–	–
Ba Shengji*	–	–	–
Yang Xingen	72	64	136
Yang Jie	50	55	105
Liu Jiashun*	–	–	–
Vice Executive directors			
Wu Jiuhong	89	262	351
Yang Xu	78	123	201
Zhou Liguo	121	322	443
Zhang Jianzhong	78	123	201
Wu Yunlin	91	320	411
Finance Controller			
Luo Weide	84	123	207
Total	860	1,667	2,527

* *Certain directors of the Company received emoluments from CEA Holding, the parent company, part of which is in respect of their services to the Company and its subsidiaries. No apportionment has been made as it is impracticable to apportion this amount between their services to the Group and their services to CEA Holding.*

8. Wages, Salaries and Benefits (Cont'd)

(a) Emoluments of directors, supervisors and senior management (Cont'd)

During the year ended 31 December 2005, no directors and supervisors waived their emoluments (2004: nil).

(b) Five highest paid individuals

None (2004: one) of the directors, whose emoluments reflected in the above analysis was among the five highest paid individuals in the Group for the year. The emoluments payable to the five (2004: remaining four) highest paid individuals are as follows:

	Group	
	2005	**2004**
	RMB'000	**RMB'000**
Wages, salaries, bonus and allowances	**1,679**	1,412

The emoluments fell within the following band:

	Number of individuals	
Emolument band	**2005**	**2004**
Below HK$1,000,000	**5**	4

During the year ended 31 December 2005, no emoluments were paid by the Group to the directors, supervisors or the five highest paid individuals as an inducement to join or upon joining the Group, or as a compensation for loss of office (2004: nil).

9. Finance Costs

	Group	
	2005	2004
	RMB'000	RMB'000
Interest relating to obligations under finance leases		
– wholly repayable within five years	**195,764**	265,949
– not wholly repayable within five years	**128,869**	73,327
	324,633	339,276
Interest on loans from bank and financial institutions		
– wholly repayable within five years	**729,698**	410,998
– not wholly repayable within five years	**243,433**	144,693
	973,131	555,691
Interest relating to note payables	**52,639**	22,148
Amortisation of the discount on zero coupon debentures	**22,944**	–
Interest relating to a long-term payable (Note 34)	**6,999**	8,344
	1,380,346	925,459
Less: amounts capitalised into advance payments on acquisition of aircraft (Note 17)	**(279,989)**	(57,120)
	1,100,357	868,339
Net foreign exchange (gains)/losses (a)	**(414,640)**	32,207
Waiver of amounts due to related companies	**–**	(133,029)
Fair value losses on financial instruments		
– transfer from equity in respect of interests rate swap qualified as cash flow hedges	**21,333**	2,659
	707,050	770,176

Note:

(a) The exchange gain for the year ended 31 December 2005 primarily relates to revaluation of the Group's foreign currency denominated borrowings and obligations under finance leases.

10. (Loss)/Profit before Income Tax

(Loss)/profit before income tax is stated after:

	Group	
	2005 RMB'000	2004 RMB'000
Charging:		
Depreciation of property, plant and equipment	**3,911,722**	3,076,585
Operating lease rentals		
– aircraft	**1,785,615**	1,720,736
– land and buildings	**212,027**	146,704
Amortisation of lease prepayments	**25,219**	18,414
Amortisation of goodwill	**–**	5,654
Consumption of flight equipment spare parts	**239,134**	139,711
Allowances for obsolescence of flight equipment spare parts	**–**	73,406
Provision for impairment of trade and other receivables	**25,325**	24,250
Auditors' remuneration	**10,000**	7,380
and crediting:		
Amortisation of negative goodwill	**–**	3,452
Reversal of allowances for obsolescence of flight equipment spare parts	**13,930**	–
Gain on disposals of property, plant and equipment	**8,073**	47,819
Gain on disposals of financial asset held for trading	**–**	5,235

11. Taxation

Taxation (credited)/charged to the consolidated income statement is as follows:

	Group	
	2005 RMB'000	2004 RMB'000
Provision for PRC income tax, net of reversal	**(81,734)**	160,502
Deferred taxation (Note 33)	**(56,970)**	(30,901)
	(138,704)	129,601

11. Taxation (Cont'd)

The Company is subject to PRC income tax at a reduced rate of 15%, pursuant to the Circular Hu Shui Er Cai (2001) No. 104 issued by the Shanghai Municipal State Tax Bureau. Two of the major subsidiaries of the Group, namely China Cargo Airlines Co. Ltd., and Shanghai Eastern Flight Training Co., Ltd , are subject to PRC income tax at a reduced rate of 15%, pursuant to the preferential tax policy in Pudong, Shanghai. Shanghai Eastern Logistics Co., Ltd. is exempted from PRC income tax in 2005 pursuant to the circular Hu Di Shui Er Shui (2004) No.68 issued by Shanghai Municipal State Tax Bureau. Other subsidiaries of the Group are subject to PRC corporate income tax at the standard rate of 33%.

The tax on the Group's consolidated income statement differs from the theoretical amount that would arise using the taxation rate of the home country of the Company as follows:

	Group	
	2005 **RMB'000**	2004 RMB'000
(Loss)/profit before taxation	**(577,432)**	585,972
Adjusted:		
Share of result of associates and jointly controlled entities	**13,330**	5,256
	(564,102)	591,228
Tax calculated at enacted tax rate of 15%	**84,615**	(88,684)
Effect attributable to subsidiaries charged at tax rate of 33%	**18,334**	(17,578)
Effect attributable to subsidiaries with income tax exemption	**33,852**	–
Income not subject to taxation	**4,462**	–
Expenses not deductible for tax purposes	**(5,642)**	(27,673)
Reversal of income tax provision made in prior years as a result of tax clearance with local tax bureau	**81,807**	–
Unrecognised tax losses	**(86,074)**	–
Utilisation of previously unrecognised tax losses	**–**	6,395
Others	**7,350**	(2,061)
Tax credit/(charge)	**138,704**	(129,601)

The Group operates international flights to overseas destinations. There was no material overseas taxation for the years ended 31 December 2005 and 2004, as there are double tax treaties between the PRC and the corresponding jurisdictions (including Hong Kong) relating to aviation business.

12. Dividend

Dividend of RMB97,339,000 (RMB0.02 per share) in respect of the year ended 31 December 2004 were paid in 2005.

The Board of Directors of the Company has recommended not to pay any dividend in respect of the year ended 31 December 2005.

13. (Loss)/Earnings per Share

The calculation of basic (loss)/earnings per share is based on the loss attributable to equity holders of RMB467,307,000 (2004: profit of RMB320,691,000) and 4,866,950,000 (2004: 4,866,950,000) weighted average number of shares in issue during the year. The Company has no potential dilutive ordinary shares.

14. Property, Plant and Equipment

	Group				
	Aircraft, engines and flight equipment				
	Owned	Held under finance leases	Buildings	Other property, plant and equipment	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Valuation					
At 1 January 2004, as restated	24,519,802	10,082,423	2,224,520	2,038,181	38,864,926
Reclassification and rebate upon a purchase (a)	569,935	(668,856)	–	–	(98,921)
Transfers from construction in progress (Note 15)	–	–	84,847	124,352	209,199
Transfers from advance payments on acquisition of aircraft (Note 17)	535,548	1,079,852	–	–	1,615,400
Additions	1,842,596	2,959,232	22,159	227,428	5,051,415
Disposals	(1,325,196)	–	(77,511)	(68,604)	(1,471,311)
At 31 December 2004	26,142,685	13,452,651	2,254,015	2,321,357	44,170,708
Accumulated depreciation					
At 1 January 2004, as restated	8,154,254	2,774,749	334,951	937,589	12,201,543
Reclassification upon a purchase	328,373	(328,373)	–	–	–
Charge for the year	1,927,554	818,233	85,761	245,037	3,076,585
Disposals	(771,710)	–	(28,503)	(51,093)	(851,306)
At 31 December 2004	9,638,471	3,264,609	392,209	1,131,533	14,426,822
Net book amount					
At 31 December 2004	16,504,214	10,188,042	1,861,806	1,189,824	29,743,886
At 1 January 2004	16,365,548	7,307,674	1,889,569	1,100,592	26,663,383

14. Property, Plant and Equipment (Cont'd)

	Group				
	Aircraft, engines and flight equipment				
	Owned RMB'000	Held under finance leases RMB'000	Buildings RMB'000	Other property, plant and equipment RMB'000	Total RMB'000
Valuation					
At 1 January 2005	26,142,685	13,452,651	2,254,015	2,321,357	44,170,708
Transfers from construction in progress (Note 15)	–	–	33,582	116,985	150,567
Transfers from advance payments on acquisition of aircraft (Note 17)	445,949	1,191,167	–	–	1,637,116
Additions through business acquisitions (Note 40)	4,781,327	2,155,855	72,222	293,429	7,302,833
Other additions	1,952,356	991,640	71,451	463,023	3,478,470
Disposals	(67,354)	–	(6,281)	(125,299)	(198,934)
At 31 December 2005	33,254,963	17,791,313	2,424,989	3,069,495	56,540,760
Accumulated depreciation					
At 1 January 2005	9,638,471	3,264,609	392,209	1,131,533	14,426,822
Charge for the year	2,307,706	1,161,395	87,284	355,337	3,911,722
Disposals	(66,030)	–	(159)	(79,111)	(145,300)
At 31 December 2005	11,880,147	4,426,004	479,334	1,407,759	18,193,244
Net book amount					
At 31 December 2005	21,374,816	13,365,309	1,945,655	1,661,736	38,347,516
At 1 January 2005	16,504,214	10,188,042	1,861,806	1,189,824	29,743,886

14. Property, Plant and Equipment (Cont'd)

	Company				
	Aircraft, engines and flight equipment				
	Owned RMB'000	Held under finance leases RMB'000	Buildings RMB'000	Other property, plant and equipment RMB'000	Total RMB'000
Valuation					
At 1 January 2004, as restated	19,416,360	10,082,423	1,347,425	1,392,428	32,238,636
Reclassification and rebate upon a purchase (a)	569,935	(668,856)	–	–	(98,921)
Transfer to a subsidiary	(569,935)	–	–	–	(569,935)
Transfers from construction in progress (Note 15)	–	–	75,659	13,218	88,877
Transfers from advance payments on acquisition of aircraft (Note 17)	535,548	1,079,852	–	–	1,615,400
Additions	1,441,588	2,959,232	20,812	188,199	4,609,831
Disposals	(1,325,196)	–	(72,901)	(57,072)	(1,455,169)
At 31 December 2004	20,068,300	13,452,651	1,370,995	1,536,773	36,428,719
Accumulated depreciation					
At 1 January 2004, as restated	6,193,716	2,774,749	235,517	698,722	9,902,704
Reclassification upon a purchase	328,373	(328,373)	–	–	–
Transfer to a subsidiary	(328,373)	–	–	–	(328,373)
Charge for the year	1,425,509	818,233	56,878	179,772	2,480,392
Disposals	(771,710)	–	(28,021)	(41,651)	(841,382)
At 31 December 2004	6,847,515	3,264,609	264,374	836,843	11,213,341
Net book amount					
At 31 December 2004	13,220,785	10,188,042	1,106,621	699,930	25,215,378
At 1 January 2004	13,222,644	7,307,674	1,111,908	693,706	22,335,932

14. Property, Plant and Equipment (Cont'd)

	Company				
	Aircraft, engines and flight equipment				
	Owned RMB'000	Held under finance leases RMB'000	Buildings RMB'000	Other property, plant and equipment RMB'000	Total RMB'000
Valuation					
At 1 January 2005	20,068,300	13,452,651	1,370,995	1,536,773	36,428,719
Transfer to a subsidiary	(779,895)	–	–	–	(779,895)
Transfers from construction in progress (Note 15)	–	–	18,847	16,582	35,429
Transfers from advance payments on acquisition of aircraft (Note 17)	445,949	682,020	–	–	1,127,969
Additions through business acquisitions (Note 40)	4,781,327	2,155,855	72,222	293,429	7,302,833
Other additions	1,138,394	375,995	14,195	379,907	1,908,491
Disposals	(67,354)	–	(2,836)	(106,801)	(176,991)
At 31 December 2005	25,586,721	16,666,521	1,473,423	2,119,890	45,846,555
Accumulated depreciation					
At 1 January 2005	6,847,515	3,264,609	264,374	836,843	11,213,341
Transfer to a subsidiary	(599,975)	–	–	–	(599,975)
Charge for the year	1,780,387	1,119,334	53,914	279,078	3,232,713
Disposals	(66,030)	–	(104)	(69,993)	(136,127)
At 31 December 2005	7,961,897	4,383,943	318,184	1,045,928	13,709,952
Net book amount					
At 31 December 2005	17,624,824	12,282,578	1,155,239	1,073,962	32,136,603
At 1 January 2005	13,220,785	10,188,042	1,106,621	699,930	25,215,378

14. Property, Plant and Equipment (Cont'd)

Notes:

(a) In January 2004, the Company exercised its right to terminate a finance lease arrangement and purchased an aircraft at a consideration equal to the present value of the remaining minimum lease payments on the date of the purchase. In this connection, the Company was entitled to a rebate of RMB98,921,000, as it had met certain conditions as defined in the original lease arrangement. Such a rebate was recognised as a reduction is the cost of the aircraft.

(b) The Group's property, plant and equipment is stated at fair value. The latest independent valuation was performed at 30 June 2001.

Had the property, plant and equipment of the Group and the Company been stated at cost less accumulated depreciation and impairment losses, the carrying amounts of property, plant and equipment would have been as follows:

	Group		Company	
	2005	2004	2005	2004
	RMB'000	RMB'000	RMB'000	RMB'000
At 31 December	**37,354,833**	28,352,959	**31,388,179**	23,994,364

(c) As at 31 December 2005, aircraft owned by the Group/the Company with an aggregate net book amount of approximately RMB9,843,773,000 (2004: RMB9,737,032,000) were pledged as collateral under certain loan arrangements (see Note 30).

15. Construction in Progress

	Group		Company	
	2005	2004	2005	2004
	RMB'000	RMB'000	RMB'000	RMB'000
At 1 January	**188,654**	219,788	**77,534**	92,520
Additions through business acquisitions (Note 40)	**13,577**	–	**13,577**	–
Other additions	**189,220**	178,065	**33,120**	73,891
Transfer to property, plant and equipment (Note 14)	**(150,567)**	(209,199)	**(35,429)**	(88,877)
At 31 December	**240,884**	188,654	**88,802**	77,534
Representing:				
Buildings	**103,418**	81,599	**66,591**	60,952
Other property, plant and equipment	**137,466**	107,055	**22,211**	16,582
	240,884	188,654	**88,802**	77,534

16. Lease Prepayments

	Group		Company	
	2005	2004	2005	2004
	RMB'000	RMB'000	RMB'000	RMB'000
Cost				
At 1 January	**965,462**	965,462	**486,168**	486,168
Additions through business acquisitions (Note 40)	**74,339**	–	**74,339**	–
Other additions	**94,843**	–	**22,114**	–
At 31 December	**1,134,644**	965,462	**582,621**	486,168
Accumulated amortisation				
At 1 January	**136,654**	118,240	**89,687**	81,061
Amortisation charge	**25,219**	18,414	**11,334**	8,626
At 31 December	**161,873**	136,654	**101,021**	89,687
Net book amount				
At 31 December	**972,771**	828,808	**481,600**	396,481

Lease prepayments represent unamortised prepayments for land use rights.

The Group's land use rights are located in the PRC and the majority of these land use rights have terms of 50 years from the date of grant. As at 31 December 2005, the majority of these land use rights had remaining terms ranging from 41 to 49 years (2004: from 42 to 48 years).

Certificates of certain land use rights owned by the Group, with nil carrying value (2004: nil), are currently registered under the name of CEA Holding and held by CEA Holding on behalf of the Group. The Group is entitled to lawfully and validly occupy and use these lands for its daily operations. The procedures to change the registration of the land use rights certificates with the relevant municipal land bureaus are currently being addressed by CEA Holding. Until the completion of these transfer procedures, the Group is unable to assign or pledge these land use right. The Company's directors do not believe the lack of certificates of certain land use rights has any material impact on the financial position of the Group.

17. Advance Payments on Acquisition of Aircraft

	Group		Company	
	2005 RMB'000	2004 RMB'000	**2005 RMB'000**	2004 RMB'000
At 1 January	**2,678,603**	2,239,893	**2,678,603**	2,239,893
Additions	**7,751,197**	1,996,990	**6,341,709**	1,996,990
Interest capitalised (Note 9)	**279,989**	57,120	**265,172**	57,120
Transfers to property, plant and equipment (Note 14)	**(1,637,116)**	(1,615,400)	**(1,127,969)**	(1,615,400)
At 31 December	**9,072,673**	2,678,603	**8,157,515**	2,678,603

Included in the Group's and the Company's balance as at 31 December 2005 is accumulated interest capitalised of RMB409,530,000 (2004: RMB160,016,000), at an average interest rate of 4.0% (2004: 4.0%).

18. Intangible Assets

	Group and Company		
	Goodwill RMB'000	Negative goodwill RMB'000	Net Balance RMB'000
At 1 January 2004			
Cost	113,105	(55,245)	57,860
Accumulated amortisation and impairment	(28,275)	8,920	(19,355)
Net book amount, at end of year	84,830	(46,325)	38,505
Year ended 31 December 2004			
Net book amount, at beginning of year	84,830	(46,325)	38,505
Amortisation (charge)/credit	(5,654)	3,452	(2,202)
Net book amount, at end of year	79,176	(42,873)	36,303
At 31 December 2004			
Cost	113,105	(55,245)	57,860
Accumulated amortisation and impairment	(33,929)	12,372	(21,557)
Net book amount, at end of year	79,176	(42,873)	36,303
Year ended 31 December 2005			
Net book amount, at beginning of year as previously presented	**79,176**	**(42,873)**	**36,303**
Opening adjustment on derecognition of negative goodwill	**–**	**42,873**	**42,873**
	79,176	**–**	**79,176**
Additions through business acquisitions (Note 40)	**609,135**	**–**	**609,135**
Net book amount, at end of year	**688,311**	**–**	**688,311**

18. Intangible Assets (Cont'd)

The amortisation of goodwill of RMB5,654,000 and negative goodwill of RMB3,452,000 for the year ended 31 December 2004 is included in "other depreciation, amortisation and operating lease" in the consolidated income statement.

Impairment tests for goodwill

The Company operates in one cash-generating unit ("CGU") which is the carriage of passenger, cargo and mail over various routes.

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below. The growth rate does not exceed the long-term average growth rate for the aviation business in which the CGU operates.

Key assumptions used for value-in-use calculations

– Gross margin	20%
– Growth rate	10%
– Discount rate	5%

Management determined budgeted gross margin based on past performance and its expectations for market development. The weighted average growth rate used is consistent with the forecasts included in industry reports. The discount rate used is pre-tax and reflects specific risks relating to the Company's business.

19. Investments in Subsidiaries

	Company	
	2005	2004
	RMB'000	RMB'000
Unlisted shares, at cost	**2,163,864**	2,163,864
Amounts due from subsidiaries	**348,626**	614,652
	2,512,490	2,778,516

Amounts due from subsidiaries are unsecured, non-interest bearing and are not repayable before 1 January 2007.

19. Investments in Subsidiaries (Cont'd)

Particulars of the principal subsidiaries, all of which are limited liability companies established and operating in the PRC, are as follows:

Company	Place and date of establishment	Paid-up capital		Attributable equity interest		Principal activities
		2005 RMB'000	2004 RMB'000	2005	2004	
China Cargo Airlines Co., Ltd.	PRC 22 July 1998	**500,000**	500,000	**70%**	70%	Provision of cargo carriage services
Shanghai Eastern Airlines Logistics Co., Ltd.	PRC 23 August 2004	**200,000**	200,000	**70%**	70%	Provision of cargo logistics services
China Eastern Airlines Jiangsu Co., Ltd.	PRC 3 May 1993	**880,000**	803,666	**63%**	63%	Provision of airline services
Eastern Airlines Hotel Co., Ltd.	PRC 18 March 1998	**70,000**	70,000	**86%**	86%	Provision of hotel services primarily to crew members
Shanghai Eastern Airlines Investment Co., Ltd.	PRC 8 May 2002	**412,500**	412,500	**99%**	99%	Investment holding
Shanghai Eastern Flight Training Co., Ltd.	PRC 18 December 1995	**473,000**	473,000	**95%**	95%	Provision of flight training services
Shanghai Eastern Maintenance Co., Ltd.	PRC 27 November 2002	**25,658**	25,658	**60%**	60%	Provision of aircraft repairment and maintenance
China Eastern Fudart Transportation Service Co., Ltd.	PRC 1 April 1993	**5,714**	5,714	**51%**	51%	Provision of agency services for transportation of import and export cargo by air or sea

20. Investments in Associates

	Group		Company	
	2005	2004	**2005**	2004
	RMB'000	RMB'000	**RMB'000**	RMB'000
Unlisted investments, at cost	**763,240**	757,676	**620,659**	615,095
Goodwill	**47,060**	47,060	**–**	–
Share of post acquisition results/reserves	**(180,554)**	(171,524)	**–**	–
	629,746	633,212	**620,659**	615,095

Movement of investments in associates is as follows:

	Group		Company	
	2005	2004	**2005**	2004
	RMB'000	RMB'000	**RMB'000**	RMB'000
At 1 January	**633,212**	656,054	**615,095**	602,422
Cost of additional investment	**5,564**	27,682	**5,564**	12,673
Share of results	**(9,030)**	(44,318)	**–**	–
Amortisation of goodwill	**–**	(6,206)	**–**	–
At 31 December	**629,746**	633,212	**620,659**	615,095

20. Investments in Associates (Cont'd)

Particulars of the principal associates, all of which are limited liability companies established and operating in the PRC, are as follows:

Company	Place and date of establishment	Paid up capital RMB'000	Attributable equity interest 2005	Attributable equity interest 2004	Principal activities
China Eastern Airlines Wuhan Co., Ltd. (a) ("CEA Wuhan")	PRC 16 August 2002	600,000	**40%**	40%	Provision of air transportation services
Eastern Air Group Finance Co., Ltd. ("EAGF")	PRC 6 December 1995	400,000	**25%**	25%	Provision of financial services to group companies of CEA Holding
Eastern Aviation Advertising Services Co., Ltd.	PRC 4 March 1986	10,000	**45%**	45%	Provision of aviation advertising agency services
China Eastern Air Catering Investment Co., Ltd.	PRC 17 November 2003	350,000	**45%**	45%	Provision of air catering services
Eastern Aviation Import & Export Co., Ltd. ("EAIEC")	PRC 9 June 1993	80,000	**45%**	45%	Provision of aviation equipment, spare parts and tools trading
Shanghai Dongmei Aviation Travel Co., Ltd. ("SDATC")	PRC 17 October 2004	31,000	**45%**	45%	Provision of travelling and accommodation agency services

20. Investments in Associates (Cont'd)

Company	Place and date of establishment	Paid-up capital RMB'000	Attributable equity interest 2005	2004	Principal activities
Qingdao Liuting International Airport Co., Ltd.	PRC 1 December 2000	450,000	**25%**	25%	Provision of airport operation services
Collins Aviation Maintenance Service Shanghai Ltd.	PRC 27 September 2002	57,980	**35%**	35%	Provision of airline electronics products maintenance services
Shanghai Hongpu Civil Airport Communication Co., Ltd.	PRC 18 October 2002	25,000	**30%**	30%	Provision of cable and wireless communication services
China Eastern Airlines Development (HK) Co., Ltd.	PRC 20 May 1995	10,162	**40%**	40%	Provision of ticket sales and goods logistics
Jiangsu Huayu General Aviation Co., Ltd.	PRC 1 Dec 2004	110,000	**27%**	27%	Provision of aviation supporting services

Notes:

(a) Subsequent to 31 December 2005, the Company completed acquisitions amounting in aggregate to an additional 56% interest in China Eastern Airlines Wuhan Co., Ltd. (Note 44).

(b) The Group's aggregated share of the revenues, results, assets and liabilities of its associates are as follows:

	Assets RMB'000	Liabilities RMB'000	Revenues RMB'000	Loss RMB'000
2005	**1,807,387**	**1,177,641**	**887,928**	**(9,030)**
2004	2,098,974	1,465,762	915,174	(44,318)

21. Investments in Jointly Controlled Entities

	Group		Company	
	2005	2004	**2005**	2004
	RMB'000	RMB'000	**RMB'000**	RMB'000
Unlisted investments, at cost	**59,552**	7,680	**59,552**	7,680
Share of post-acquisition results/reserves	**40,968**	45,268	**–**	–
	100,520	52,948	**59,552**	7,680

The Group's aggregated share of the revenues, results, assets and liabilities of its jointly controlled entities is as follows:

	Assets RMB'000	Liabilities RMB'000	Revenues RMB'000	(Loss)/ profit RMB'000
2005	**142,667**	**42,147**	**133,570**	**(4,300)**
2004	65,813	12,865	102,587	45,268

Movement of investments in jointly controlled entities is as follows:

	Group		Company	
	2005	2004	**2005**	2004
	RMB'000	RMB'000	**RMB'000**	RMB'000
At 1 January	**52,948**	–	**7,680**	–
Cost of additional investment	**51,872**	7,680	**51,872**	7,680
Share of results	**(4,300)**	45,268	**–**	–
At 31 December	**100,520**	52,948	**59,552**	7,680

21. Investments in Jointly Controlled Entities (Cont'd)

Particulars of the principal jointly controlled entities, all of which are limited liability companies established and operating in the PRC are as follows:

Company	Place and date of establishment	Paid-up capital RMB'000	Attributable equity interest 2005	2004	Principal activities
Shanghai Technologies Aerospace Co., Ltd. ("STA") (a)	PRC 28 September 2004	113,843	**51%**	–	Provision of repair and maintenance
Shanghai Eastern Union Aviation Wheels & Brakes Overhual Engineering Co., Ltd ("Wheels & Brakes")	PRC 28 December 1995	17,484	**40%**	40%	Provision of spare parts repair and maintenance
Eastern China Kaiya System Integration Co., Ltd.	PRC 21 May 1999	10,000	**41%**	41%	Provision of computer systems development

Note:

(a) Under a Joint Venture Agreement dated 10 March 2003, the Company has agreed to share control over the economic activities of STA. Any strategic financial and operating decisions relating to the activities of STA require the unanimous consent of the Company and the other joint venture partner.

22. Other Long-term Assets

	Group		Company	
	2005	2004	2005	2004
	RMB'000	RMB'000	RMB'000	RMB'000
Long-term bank deposits (a)	**2,026,220**	1,908,398	**2,026,220**	1,908,398
Deposits relating to aircraft under operating leases (b)	**446,323**	133,159	**425,850**	133,159
Prepaid customs duty and value added tax	**4,756**	21,083	**4,756**	21,083
Rental and renovation deposits	**34,777**	18,558	**34,777**	18,558
Prepaid staff benefits (c)	**62,096**	28,439	**54,178**	20,691
Other long-term receivables	**131,386**	92,969	**50,740**	79,692
	2,705,558	2,202,606	**2,596,521**	2,181,581

Notes:

(a) The long-term bank deposits are pledged as collateral under certain finance lease arrangements (see Note 29). As at 31 December 2005, the effective interest rate on the long-term bank deposits was 3.6% (2004: 5.0%) per annum. The deposits have average maturities of 4.4 years. The fair value of long-term bank deposits of both the Group and the Company are RMB2,114 million (2004: RMB1,991 million), which are determined using the expected future payments discounted at market interest rates prevailing at the year end of 2.5% to 6.5% (2004: 2.5% to 7.0%).

(b) The fair value of deposits relating to aircraft under operating leases of both the Group and the Company are RMB446 million and RMB426 million (2004: RMB133 million and RMB133 million), which are determined using the expected future payments discounted at market interest rates prevailing at the year end of 4.4% (2004: 2.4%).

(c) This represents subsidies to certain employees as an encouragement to purchase motor vehicles. The employees are required to serve the Group for six years from the date of receipt of the subsidies in order not to be required to repay the Group for the subsidy. If the employee leaves before the end of the six-year period, a refund by the employee is required calculated on a pro-rata basis. These subsidies are amortised over six years on the straight-line basis.

23. Trade Receivables

The credit terms given to trade customers are determined on an individual basis, with the credit periods generally ranging from half a month to three months.

The aging analysis of trade receivables is as follows:

	Group		Company	
	2005	2004	**2005**	2004
	RMB'000	RMB'000	**RMB'000**	RMB'000
Less than 31 days	**1,580,082**	1,223,059	**1,031,946**	801,485
31 to 60 days	**134,095**	259,086	**56,918**	133,839
61 to 90 days	**122,377**	116,048	**108,014**	61,520
91 to 180 days	**34,097**	93,587	**14,603**	68,646
181 to 365 days	**13,302**	4,047	**11,523**	2,711
Over 365 days	**127,466**	89,208	**118,986**	81,155
	2,011,419	1,785,035	**1,341,990**	1,149,356
Less: provision for impairment of receivables	**(93,010)**	(77,973)	**(81,707)**	(71,820)
Trade receivables, net	**1,918,409**	1,707,062	**1,260,283**	1,077,536

24. Prepayments, Deposits and Other Receivables

	Group		Company	
	2005	2004	**2005**	2004
	RMB'000	RMB'000	**RMB'000**	RMB'000
Prepaid aircraft operating lease rentals	**21,279**	19,373	**13,338**	19,373
Prepayment for acquisition of flight equipments and other assets	**179,206**	126,645	**179,206**	111,862
Deposits with banks and a financial institution with original maturity over three months but less than a year (a)	**175,332**	77,446	**8,888**	12,721
Custom duties and value added tax recoverable (b)	**114,781**	–	**66,887**	–
Rebate receivable on aircraft acquisitions	**102,582**	31,136	**78,314**	31,136
Rental deposits	**49,303**	43,674	**37,116**	32,930
Others	**354,788**	313,685	**304,794**	257,355
	997,271	611,959	**688,543**	465,377

24. Prepayments, Deposits and Other Receivables (Cont'd)

Notes:

(a) As at 31 December 2005, the effective interest rate on deposits with banks and a financial institution is 0.7% (2004: 0.7%).

(b) Pursuant to the Caiguanshui [2004] No. 63 issued by the Ministry of Finance on 29 December 2004, PRC airlines (including the Company, China Cargo Airlines Co., Ltd. and China Eastern Airlines Jiangsu Co., Ltd.) are subject to reduced custom duties and value added tax on imported flight equipment and overseas repair costs in relation to those aircraft flying on international and regional routes with effect from 1 January 2005. During the year ended 31 December 2005, the Group paid the related custom duties and value added tax at the standard rates and hence is entitled to a refund of over payment. As at 31 December 2005, the Group has aggregated recoverable balances of RMB114,781,000.

25. Cash and Cash Equivalents

The carrying amounts of the Group's and Company's cash and cash equivalents are denominated in the following currencies:

	Group		Company	
	2005	2004	2005	2004
	RMB'000	RMB'000	RMB'000	RMB'000
Renminbi	**1,281,206**	1,821,638	**415,462**	693,685
US Dollars	**333,099**	105,448	**306,254**	67,833
Japanese Yen	**76,591**	55,203	**55,803**	34,023
Euro	**37,420**	27,760	**28,163**	21,313
Pound Sterling	**22,979**	17,534	**22,979**	17,534
Australian Dollars	**18,969**	13,601	**18,969**	13,601
Singapore Dollars	**15,943**	15,063	**15,943**	15,063
Canadian Dollars	**14,187**	4,977	**14,187**	4,977
Others	**63,607**	53,223	**62,849**	53,223
	1,864,001	2,114,447	**940,609**	921,252

26. Trade Payables and Notes Payables

The aging analysis of trade payables and notes payables is as follows:

	Group		Company	
	2005 RMB'000	2004 RMB'000	2005 RMB'000	2004 RMB'000
Less than 31 days	**1,697,293**	923,041	**1,593,009**	882,811
31 to 60 days	**397,187**	69,163	**364,480**	69,061
61 to 90 days	**195,869**	74,533	**163,058**	74,349
91 to 180 days	**846,775**	369,478	**605,039**	371,693
181 to 365 days	**212,025**	–	**212,025**	–
Over 365 days	**45,749**	21,002	**38,216**	13,471
	3,394,898	1,457,217	**2,975,827**	1,411,385

As at 31 December 2005, all notes payables totaling RMB 1,775,048,000 were unsecured. Discount rates ranged from 2.9% to 3.2% (2004: 3.8% to 4.1%) and all notes are repayable within six months.

27. Other Payables and Accrued Expenses

	Group		Company	
	2005 RMB'000	2004 RMB'000	2005 RMB'000	2004 RMB'000
Accrued fuel cost	**1,415,797**	1,239,930	**1,262,586**	1,086,235
Accrued take-off and landing charges	**810,226**	724,164	**607,370**	604,654
Accrued aircraft overhaul expenses	**745,627**	461,200	**587,400**	396,554
Accrued salaries, wages and benefits	**271,963**	242,195	**238,234**	219,927
Other accrued operating expenses	**739,415**	492,109	**605,902**	356,523
Duties and levies payable	**755,373**	431,922	**707,060**	393,473
Current portion of provision for staff housing allowances (Note 36 (b))	**13,270**	93,427	**13,121**	85,387
Current portion of other long-term liabilities (Note 34)	**66,029**	30,000	**66,029**	30,000
Current portion of post-retirement benefit obligations (Note 35(b))	**35,825**	27,500	**34,528**	25,771
Staff housing fund payable (Note 36(a))	**136,510**	75,364	**136,510**	75,364
Deposit received from ticketing agents	**353,805**	215,335	**299,218**	172,398
Current portion of operating lease payable	**52,268**	–	**52,268**	–
Staff welfare payable	**39,433**	25,666	**31,915**	18,761
Others	**585,940**	407,212	**490,737**	374,354
	6,021,481	4,466,024	**5,132,878**	3,839,401

28. Provision for Aircraft Overhaul Expenses

	Group		Company	
	2005 RMB'000	2004 RMB'000	2005 RMB'000	2004 RMB'000
At 1 January	**254,009**	266,093	**200,725**	213,019
Additions through business acquisitions (Note 40)	**196,122**	–	**196,122**	–
Additional provisions	**64,700**	75,897	**54,767**	65,137
Reversal resulting from change in estimate (a)	**(58,577)**	(20,814)	**(58,577)**	(20,814)
Utilisation	**(52,255)**	(67,167)	**(44,202)**	(56,617)
At 31 December	**403,999**	254,009	**348,835**	200,725
Less: current portion	**(15,589)**	(52,798)	**(15,589)**	(42,463)
Long-term portion	**388,410**	201,211	**333,246**	158,262

Provision of aircraft overhaul expenses represents the present value of estimated costs of major overhauls for aircraft and engines under operating leases as the Group has the responsibility to fulfill certain return conditions under relevant leases.

Note:

(a) Prior to 2005, the overhauls for Company's certain aircraft models under operating leases were performed by overseas service providers. In 2005, the Company identified domestic facilities to carry out overhauls for certain aircraft models. The cost of the overhauls carried out domestically was lower than that in overseas. Accordingly, the Company changed its estimate for provision for aircraft overhauls as related those aircraft models.

29. Obligations under Finance Leases

At 31 December 2005, the Group and the Company had 26 and 24 aircraft (2004: 22 and 22 aircraft) respectively under finance leases. Under the terms of the leases, the Group/the Company has the option to purchase, at or near the end of the lease terms, certain aircraft at fair market value and others at either fair market value or a percentage of the respective lessors' defined cost of the aircraft. The obligations under finance leases are principally denominated in US Dollars.

29. Obligations under Finance Leases (Cont'd)

The future minimum lease payments (including interest), and the present value of the minimum lease payments under finance leases are as follows:

	Group					
	2005			2004		
	Minimum lease payments RMB'000	Interest RMB'000	Present value of minimum lease payments RMB'000	Minimum lease payments RMB'000	Interest RMB'000	Present value of minimum lease payments RMB'000
Within one year	2,885,047	457,010	2,428,037	1,526,981	337,333	1,189,648
In the second year	2,870,162	300,106	2,570,056	1,962,208	262,372	1,699,836
In the third to fifth year inclusive	3,487,110	472,914	3,014,196	3,924,600	168,346	3,756,254
After the fifth year	2,934,000	337,792	2,596,208	2,401,578	385,030	2,016,548
Total	12,176,319	1,567,822	10,608,497	9,815,367	1,153,081	8,662,286
Less: amount repayable within one year	(2,885,047)	(457,010)	(2,428,037)	(1,526,981)	(337,333)	(1,189,648)
Long-term portion	9,291,272	1,110,812	8,180,460	8,288,386	815,748	7,472,638

	Company					
	2005			2004		
	Minimum lease payments RMB'000	Interest RMB'000	Present value of minimum lease payments RMB'000	Minimum lease payments RMB'000	Interest RMB'000	Present value of minimum lease payments RMB'000
Within one year	2,779,448	417,474	2,361,974	1,526,981	337,333	1,189,648
In the second year	2,764,563	263,806	2,500,757	1,962,208	262,372	1,699,836
In the third to fifth year inclusive	3,170,314	384,958	2,785,356	3,924,600	168,346	3,756,254
After the fifth year	2,394,194	270,326	2,123,868	2,401,578	385,030	2,016,548
Total	11,108,519	1,336,564	9,771,955	9,815,367	1,153,081	8,662,286
Less: amount repayable within one year	(2,779,448)	(417,474)	(2,361,974)	(1,526,981)	(337,333)	(1,189,648)
Long-term portion	8,329,071	919,090	7,409,981	8,288,386	815,748	7,472,638

The fair value of obligations under finance leases of the Group and the Company are RMB10,432 million and RMB9,690 million (2004: RMB8,382 million and RMB8,382 million), which are determined using the expected future payments discounted at market interest rates prevailing at the year end of 2.5% to 7.0% (2004: 2.5% to 7.0%).

At 31 December 2005, the Group and the Company had long-term bank deposits totaling RMB2,026,220,000 (2004: RMB1,908,398,000) pledged as collateral under certain finance lease arrangements (Note 22). In addition, the finance lease obligations are secured by the related aircraft, assignments of all benefits of the relevant insurance policies relating to the aircraft together with guarantees provided by certain banks in the PRC.

30. Borrowings

	Group		Company	
	2005	2004	2005	2004
	RMB'000	RMB'000	RMB'000	RMB'000
Non-current				
Long-term bank borrowings				
– secured	**5,809,678**	2,987,920	**5,526,998**	2,987,920
– unsecured	**3,980,438**	4,554,908	**3,930,438**	4,532,561
	9,790,116	7,542,828	**9,457,436**	7,520,481
Current				
Long-term bank borrowings				
– secured	**1,555,313**	2,925,038	**1,516,173**	2,925,038
– unsecured	**1,313,917**	268,394	**1,313,917**	260,118
Short-term bank borrowings				
– secured	**33,000**	–	**–**	–
– unsecured	**13,677,856**	6,188,919	**10,571,230**	4,255,919
Debentures	**1,974,544**	–	**1,974,544**	–
	18,554,630	9,382,351	**15,375,864**	7,441,075
Total borrowings	**28,344,746**	16,925,179	**24,833,300**	14,961,556
The borrowings are repayable as follows:				
Within one year	**18,554,630**	9,382,351	**15,375,864**	7,441,075
In the second year	**2,663,434**	2,386,862	**2,631,154**	2,370,309
In the third to fifth year inclusive	**5,517,473**	3,216,181	**5,217,073**	3,210,387
After the fifth year	**1,609,209**	1,939,785	**1,609,209**	1,939,785
	28,344,746	16,925,179	**24,833,300**	14,961,556

The fair value of long-term borrowings of the Group and the Company are RMB12,044 million and RMB11,696 million (2004: RMB9,909 million and RMB9,879 million), which are determined using the expected future payments discounted at market interest rates prevailing at the year end of 4.5% (2004: 7.6%).

30. Borrowings (Cont'd)

The terms of the long-term bank loans are summarised as follows:

	Interest rate and final maturities	Group 2005 RMB'000	Group 2004 RMB'000	Company 2005 RMB'000	Company 2004 RMB'000
RMB denominated bank loans:					
Loans for working capital	Fixed interest rates ranging from 4.94% to 5.76% per annum as at 31 December 2005; 3-year loans with final maturity through to 2008.	**3,253,500**	1,710,100	**3,153,500**	1,710,100
Loans for the purchases of aircraft	Fixed interest rates of 5.18% per annum as at 31 December 2005; 2 to 8-year loans with final maturity through to 2012	**1,455,000**	880,000	**1,455,000**	880,000
Loans for construction projects	Fixed interest rates of 5.76% per annum as at 31 December 2005; 7 to 10-year loans with final maturities through to 2007	**200,000**	412,500	**200,000**	412,500
U.S. dollar denominated bank loans:					
Loans for the purchases of aircraft	Fixed interest rates ranging from 4.01% to 6.86% per annum 2 to 10-year loans with final maturities through to 2013	**296,120**	–	**296,120**	–
Loans for the purchases of aircraft	Floating interest rates ranging from 3 months LIBOR+0.25% to 6 months LIBOR+0.75% as at 31 December 2005; 2 to 10-year loans with final maturities through to 2015	**7,295,480**	7,703,037	**7,135,480**	7,703,037
Loan for the purchase of an aircraft simulator	Floating interest rates of 6 months LIBOR +0.6% as at 31 December 2005; 3-year loans with final maturity in 2007	**111,820**	30,623	**–**	–
Loan for finance* leases of aircraft	Fixed interest rates ranging from 6.46% to 8.62% per annum, repayable by instalments up to 2008	**47,426**	–	**47,426**	–
Total long-term bank loans		**12,659,346**	10,736,260	**12,287,526**	10,705,637

* These loans are secured by the related aircraft.

30. Borrowings (Cont'd)

Short-term borrowings of the Group and the Company are repayable within one year with interest charged at the prevailing market rates based on the rates quoted by the People's Bank of China. As at 31 December 2005, the interest rates relating to such borrowings were ranging from 2.22% to 5.04% per annum (2004: 2.06% to 5.04% per annum). During the year ended 31 December 2005, the weighted average interest rate on short-term bank loans was 4.62% per annum (2004: 3.34% per annum).

On 5 August 2005, the Company issued debentures with a face value of RMB1,000,000,000 at an issue price of RMB971,600,000, being 97.16% of the face value, and repayable on 4 August 2006. On 23 August 2005, the Company issued additional debentures with face value of RMB1,000,000,000 at an issue price of RMB980,000,000, being 98% of the face value, and repayable on 22 May 2006.

The zero coupon debentures are accounted for in the balance sheets of the Group and the Company as follows:

	2005 RMB'000
Nominal value	**2,000,000**
Less: Unamortised discount	**(25,456)**
	1,974,544

The carrying amounts of the borrowings are denominated in the following currencies:

	Group		Company	
	2005 RMB'000	2004 RMB'000	2005 RMB'000	2004 RMB'000
Renminbi	**13,112,485**	7,295,601	**10,521,485**	5,362,601
US Dollars	**15,232,261**	9,430,325	**14,311,815**	9,399,704
Japanese Yen	**–**	199,253	**–**	199,251
	28,344,746	16,925,179	**24,833,300**	14,961,556

As at 31 December 2005, the secured bank borrowings of the Group and the Company for the purchases of aircraft were secured by the related aircraft with an aggregate net book amount of RMB9,843,773,000 (2004: RMB9,737,032,000) (Note 14). Certain secured bank borrowings with aggregate amount of RMB2,899,386,000 (2004: RMB1,162,186,000) were also guaranteed by Export-Import Bank of the United States, China Industrial and Commercial Bank and China Construction Bank.

Certain unsecured bank borrowings of the Group and the Company totalling of RMB2,122,600,000 (2004: RMB2,122,600,000) were guaranteed by CEA Holding (Note 41).

31. Share Capital

	2005 RMB'000	2004 RMB'000
Registered, issued and fully paid of RMB1.00 each		
Unlisted shares held by CEA Holding and employees	**3,000,000**	3,000,000
A shares listed on The Shanghai Stock Exchange	**300,000**	300,000
H shares listed on The Stock Exchange of Hong Kong Limited	**1,566,950**	1,566,950
	4,866,950	4,866,950

Pursuant to articles 49 and 50 of the Company's Articles of Association, each of the unlisted shares, the listed A shares and the listed H shares are all registered ordinary shares and carry the same rights.

32. Reserves

	Share premium	Statutory and discretionary reserves (Note (a))	Revaluation Reserve	Capital reserve (Note (b))	Hedging reserve (Note 37)	Retained profits	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Group							
At 1 January 2004, as previously presented	1,006,455	314,035	490,688	(720,057)	(77,879)	501,959	1,515,201
Effect of changes in accounting policy on the adoption of IAS 16	-	-	-	-	-	(207,609)	(207,609)
At 1 January 2004, restated	1,006,455	314,035	490,688	(720,057)	(77,879)	294,350	1,307,592
Unrealised losses on cashflow hedges (Note 37)							
- gross	-	-	-	-	(7,610)	-	(7,610)
- tax	-	-	-	-	1,141	-	1,141
Realised gains on cashflow hedges (Note 37)							
- gross	-	-	-	-	(8,839)	-	(8,839)
- tax	-	-	-	-	1,326	-	1,326
Profit attributable to equity holders of the Company	-	-	-	-	-	320,691	320,691
Transfer from retained profits to reserves (a)	-	67,136	-	-	-	(67,136)	-
At 31 December 2004	1,006,455	381,171	490,688	(720,057)	(91,861)	547,905	1,614,301
Group							
At 1 January 2005, as previously presented	1,006,455	381,171	490,688	(720,057)	(91,861)	948,898	2,015,294
Effect of changes in accounting policy on the adoption of IAS 16	-	-	-	-	-	(400,993)	(400,993)
At 1 January 2005, restated	1,006,455	381,171	490,688	(720,057)	(91,861)	547,905	1,614,301
Recognition of negative goodwill in retained profits on the adoption of IFRS 3	-	-	-	-	-	42,873	42,873
	1,006,455	381,171	490,688	(720,057)	(91,861)	590,778	1,657,174
Unrealised gains on cashflow hedges (Note 37)							
- gross	-	-	-	-	181,449	-	181,449
- tax	-	-	-	-	(27,217)	-	(27,217)
Realised gains on cashflow hedges (Note 37)							
- gross	-	-	-	-	(20,759)	-	(20,759)
- tax	-	-	-	-	3,114	-	3,114
Dividend relating to 2004	-	-	-	-	-	(97,339)	(97,339)
Loss attributable to equity holders of the company	-	-	-	-	-	(467,307)	(467,307)
Transfer from retained profits to reserves (a)	-	26,671	-	-	-	(26,671)	-
At 31 December 2005	1,006,455	407,842	490,688	(720,057)	44,726	(539)	1,229,115

32. Reserves (Cont'd)

	Share premium	Statutory and discretionary reserves (Note (a))	Revaluation reserve	Capital reserve (Note (b))	Hedging reserve (Note 37)	Retained profits	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Company							
At 1 January 2004, as previously presented	1,006,455	182,336	448,859	(720,057)	(77,879)	131,249	970,963
Effect of changes in accounting policy on the adoption of IAS 16	-	-	-	-	-	(141,674)	(141,674)
At 1 January 2004, restated	1,006,455	182,336	448,859	(720,057)	(77,879)	(10,425)	829,289
Unrealised losses on cashflow hedges (Note 37)							
- gross	-	-	-	-	(7,610)	-	(7,610)
- tax	-	-	-	-	1,141	-	1,141
Realised gains on cashflow hedges (Note 37)							
- gross	-	-	-	-	(8,839)	-	(8,839)
- tax	-	-	-	-	1,326	-	1,326
Release of reserves upon disposals of aircraft, net of tax	-	-	(13,782)	-	-	13,782	-
Profit for the year	-	-	-	-	-	186,687	186,687
At 31 December 2004	1,006,455	182,336	435,077	(720,057)	(91,861)	190,044	1,001,994
Company							
At 1 January 2005, as previously presented	1,006,455	182,336	435,077	(720,057)	(91,861)	538,322	1,350,272
Effect of changes in accounting policy on the adoption of IAS 16	-	-	-	-	-	(348,278)	(348,278)
At 1 January 2005, restated	1,006,455	182,336	435,077	(720,057)	(91,861)	190,044	1,001,994
Recognition of negative goodwill in retained profits on the adoption of IFRS 3	-	-	-	-	-	42,873	42,873
	1,006,455	182,336	435,077	(720,057)	(91,861)	232,917	1,044,867
Unrealised gains on cashflow hedges (Note 37)							
- gross	-	-	-	-	181,449	-	181,449
- tax	-	-	-	-	(27,217)	-	(27,217)
Realised gains on cashflow hedges (Note 37)							
- gross	-	-	-	-	(20,759)	-	(20,759)
- tax	-	-	-	-	3,114	-	3,114
Dividend relating to 2004	-	-	-	-	-	(97,339)	(97,339)
Loss for the year	-	-	-	-	-	(406,362)	(406,362)
At 31 December 2005	1,006,455	182,336	435,077	(720,057)	44,726	(270,784)	677,753

32. Reserves (Cont'd)

(a) Statutory and Discretionary Reserves

	Group		Company	
	2005	2004	2005	2004
	RMB'000	RMB'000	RMB'000	RMB'000
Statutory common reserve fund	**196,746**	178,797	**77,214**	77,214
Statutory common welfare fund	**183,107**	174,385	**77,214**	77,214
Discretionary common reserve fund	**27,989**	27,989	**27,908**	27,908
	407,842	381,171	**182,336**	182,336

Pursuant to the PRC regulations and the Group companies' Articles of Association, each of the Group companies is required to transfer 10% of its profit for the year, as determined under the PRC Accounting Regulations, to a statutory common reserve fund until the fund balance exceeds 50% of the Group company's registered capital. The statutory common reserve fund can be used to make good previous years' losses, if any, and to issue new shares to shareholders in proportion to their existing shareholdings or to increase the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

Pursuant to the PRC regulations and the Group companies' Articles of Association, each of the companies is required to transfer 5% to 10% of its profit for the year, as determined under the PRC Accounting Regulations, to the statutory common welfare fund. This fund can only be used to provide staff welfare facilities and other collective benefits to the Group companies employees. This fund is non-distributable other than in liquidation.

Each of the Group company is allowed to transfer 5% of its profit for the year as determined under the PRC Accounting Regulations, to a discretionary common reserve fund. The transfer to this reserve is subject to approval at shareholders' meetings.

For the year ended 31 December 2005, under the PRC Accounting Regulations, the Company recorded a loss for the year. Accordingly, no profit appropriation of the Company to reserves has been made for the year ended 31 December 2005 (2004: nil). The transfer from retained profits to reserves for the year represents the profit appropriation to reserves of certain subsidiaries of the Company.

(b) Capital reserve

Capital reserve represents the difference between the fair value of the net assets injected and the nominal amount of the Company's share capital issued in respect of a group restructuring in June 1996.

33. Deferred Taxation

Deferred income tax assets and liabilities are offset when there is a legally enforceable right of offset and when the deferred income taxes relate to the same authority. The following amounts, determined after appropriate offsetting, are shown in the balance sheets:

	Group		Company	
	2005	2004	2005	2004
	RMB'000	RMB'000	RMB'000	RMB'000
Deferred tax assets				
– Deferred tax asset to be utilised after 12 months	286,764	286,780	271,442	274,007
– Deferred tax asset to be utilised within 12 months	148,075	108,685	100,764	70,704
	434,839	395,465	372,206	344,711
Deferred tax liabilities				
– Deferred tax liability to be realised after 12 months	(601,340)	(687,850)	(532,273)	(623,653)
– Deferred tax liability to be realised within 12 months	–	–	–	–
	(601,340)	(687,850)	(532,273)	(623,653)
Deferred tax liabilities, net	(166,501)	(292,385)	(160,067)	(278,942)

Movements in net deferred taxation liability is as follows:

	Group		Company	
	2005	2004	2005	2004
	RMB'000	RMB'000	RMB'000	RMB'000
At 1 January as restated	292,385	325,753	278,942	289,635
Additions through business acquisitions (Note 40)	(93,017)	–	(93,017)	–
Credited to income statement (Note 11)	(56,970)	(30,901)	(49,961)	(8,226)
Charged/(credited) to equity				
– gain/(losses) on cashflow hedges (Note 32)	24,103	(2,467)	24,103	(2,467)
At 31 December	166,501	292,385	160,067	278,942

33. Deferred Taxation (Cont'd)

The deferred tax assets and liabilities (prior to offsetting of balances within the same tax jurisdiction) were made up of taxation effects of the followings:

	Group		Company	
	2005	2004	2005	2004
	RMB'000	RMB'000	RMB'000	RMB'000
Deferred tax assets:				
Tax losses carried forward	**451,659**	349,562	**414,529**	349,562
Provision for obsolete flight equipment spare parts	**33,192**	54,014	**32,748**	53,108
Repair cost on flight equipment	**64,454**	119,039	**65,486**	120,071
Provision for post-retirement benefits	**185,102**	95,252	**168,842**	82,027
Other accrued expenses and derivative financial instruments	**139,949**	120,704	**92,988**	83,049
	874,356	738,571	**774,593**	687,817
Less: unrecognised assets	**(338,194)**	(252,120)	**(301,064)**	(252,120)
	536,162	486,451	**473,529**	435,697
Deferred tax liabilities:				
Provision for aircraft overhauls	**(143,517)**	(106,128)	**(111,579)**	(60,619)
Depreciation and amortisation	**(559,146)**	(672,708)	**(522,017)**	(654,020)
	(702,663)	(778,836)	**(633,596)**	(714,639)
Net deferred tax liabilities	**(166,501)**	(292,385)	**(160,067)**	(278,942)

Movements of net deferred tax liabilities of the Group for the year ended 31 December 2004:

	At 31 December 2003 RMB'000	(Charged)/ credited to income statement RMB'000	(Charged)/ credited to equity RMB'000	At 31 December 2004 RMB'000
Tax losses carried forward	54,401	43,041	–	97,442
Provision for obsolete flight equipment spare parts	41,960	12,054	–	54,014
Repair cost on flight equipment	160,541	(41,502)	–	119,039
Provision for post-retirement benefits	89,733	5,519	–	95,252
Other accrued expenses and derivative financial instruments	122,262	(4,025)	2,467	120,704
	468,897	15,087	2,467	486,451
Provision for aircraft overhauls	(103,853)	(2,275)	–	(106,128)
Depreciation and amortisation	(690,797)	18,089	–	(672,708)
	(794,650)	15,814	–	(778,836)
Movement of deferred tax liabilities	(325,753)	30,901	2,467	(292,385)

33. Deferred Taxation (Cont'd)

Movements of net deferred tax liabilities of the Group for the year ended 31 December 2005:

	At 31 December 2004 RMB'000	(Charged)/ credited to income statement RMB'000	(Charged)/ credited to equity RMB'000	Additions through business acquisitions (Note 40) RMB'000	At 31 December 2005 RMB'000
Tax losses carried forward	97,442	16,023	-	-	113,465
Provision for obsolete flight equipment spare parts	54,014	(20,628)	-	(194)	33,192
Repair cost on flight equipment	119,039	(54,585)	-	-	64,454
Provision for post-retirement benefits	95,252	12,066	-	77,784	185,102
Other accrued expenses and derivative financial instruments	120,704	35,081	(24,103)	8,267	139,949
	486,451	(12,043)	(24,103)	85,857	536,162
Provision for aircraft overhauls	(106,128)	5,185	-	(42,574)	(143,517)
Depreciation and amortisation	(672,708)	63,828	-	49,734	(559,146)
	(778,836)	69,013	-	7,160	(702,663)
Net deferred tax liabilities	(292,385)	56,970	(24,103)	93,017	(166,501)

In accordance with the PRC tax law, tax losses can be carried forward to off against future taxable income for a period of five years. As at 31 December 2005, the Group and the Company had tax losses carried forward of approximately RMB3,011,000,000 and RMB2,764,000,000 respectively (2004: RMB2,330,000,000 and RMB2,330,000,000 respectively) which will expire between 2006 and 2010, available to set off against the Group and the Company's future taxable income. As at 31 December 2005, the Group and the Company did not recognise RMB338,194,000 and RMB301,064,000 respectively (2004: RMB252,120,000 and RMB252,120,000 respectively) of deferred tax assets arising from the tax losses available as management did not consider it probable that such tax losses would be realised before they expire.

34. Other Long-term Liabilities

	Group and Company	
	2005	2004
	RMB'000	RMB'000
Deferred credit on aircraft operating lease rental (a)	**43,645**	–
Deferred credit on government grants (b)	**70,410**	–
Other long-term payable (c)	**107,203**	130,204
	221,258	130,204
Less: Current portion (Note 27)	**(66,029)**	(30,000)
Long-term portion	**155,229**	100,204

Notes:

(a) Deferred credit on aircraft operating lease rental represents the unamortised portion of lease incentives from lessors.

(b) Deferred credit on government grants represents government grants received for construction and acquisition of safety and security facilities. As at 31 December 2005, the related facilities have not been constructed or purchased.

(c) The balance is unsecured, bearing interest at an effective rate of 6.21% per annum and is repayable by annual instalments of RMB30,000,000 (before taking into account of time value) up to year 2009.

35. Retirement Benefit Plans and Post-Retirement Benefits

(a) Defined contribution retirement schemes

(i) Pension

The Group companies participate in defined contribution retirement schemes organised by municipal governments of the various provinces in which the Group companies operate, and substantially all of the Group's PRC employees are eligible to participate in the Group companies' retirement schemes. The Group companies are required to make annual contributions to the schemes at rates ranging from 20% to 22% on the employees' prior year salary and allowances. Employees are required to contribute to the schemes at rates ranging from 7% to 8% of their basic salaries. The Group has no other material obligation for the payment of retirement benefits beyond the annual contributions under these schemes. For the year ended 31 December 2005, the Group's pension cost charged to the consolidated income statement amounted to RMB228,264,000 (2004: RMB146,500,000).

35. Retirement Benefit Plans and Post-Retirement Benefits (Cont'd)

(a) Defined contribution retirement schemes (Cont'd)

(ii) Medical insurance

The majority of the Group's PRC employees participate in the medical insurance schemes organised by the municipal governments, under which the Group and its employees are required to contribute to the scheme approximately 12% and 2%, respectively, of the employee's basic salaries. For those employees who participate in these schemes, the Group has no other obligation for the payment of medical expense beyond the annual contributions. For the year ended 31 December 2005, the Group's medical insurance contribution charged to the income statement amounted to RMB51,954,000 (2004: RMB47,700,000).

(b) Post-retirement benefits

In addition to the above retirement schemes, the Group provides retirees with other post-retirement benefits including transportation subsidies, social function activities subsidies and others. The expected cost of providing these post-retirement benefits is actuarially determined and recognised by using the projected unit credit method, which involves a number of assumptions and estimates, including inflation rate, discount rate and employees' turnover ratio.

The post-retirement benefit obligations recognised in the balance sheets are as follows:

	Group		Company	
	2005	2004	2005	2004
	RMB'000	RMB'000	RMB'000	RMB'000
Present value of unfunded post-retirement benefit obligations	**1,970,292**	731,077	**1,792,522**	611,568
Unrecognised actuarial gain	**(731,590)**	(85,345)	**(672,357)**	(71,623)
Post-retirement benefit obligations	**1,238,702**	645,732	**1,120,165**	539,945
Less: current portion (Note 27)	**(35,825)**	(27,500)	**(34,528)**	(25,771)
Long-term portion	**1,202,877**	618,232	**1,085,637**	514,174

35. Retirement Benefit Plans and Post-Retirement Benefits (Cont'd)

(b) Post retirement benefits (Cont'd)

Changes in post-retirement benefit obligations are as follows:

	Group		Company	
	2005	2004	**2005**	2004
	RMB'000	RMB'000	**RMB'000**	RMB'000
At 1 January	**645,732**	621,121	**539,945**	531,064
Additions through business acquisition (Note 40)	**519,881**	–	**519,881**	–
Total expenses charged in the income statement	**102,459**	51,704	**89,467**	43,553
Payments	**(29,370)**	(27,093)	**(27,778)**	(26,067)
Others	**–**	–	**(1,350)**	(8,605)
At 31 December	**1,238,702**	645,732	**1,120,165**	539,945

The costs of post-retirement benefits are recognised under wages, salaries and benefits in the income statement as follows:

	Group		Company	
	2005	2004	**2005**	2004
	RMB'000	RMB'000	**RMB'000**	RMB'000
Current service cost	**56,436**	20,849	**50,775**	17,497
Interest cost	**45,200**	29,857	**38,009**	25,058
Actuarial losses recognised	**823**	998	**683**	998
Total (Note 8)	**102,459**	51,704	**89,467**	43,553

Principal actuarial assumptions at the balance sheet date are as follows:

	Group and Company	
	2005	2004
Discount rate	**3.5%**	5.0%
Annual rate of increase of per capita benefit payment	**1.5%**	1.5%
Employees turnover rate	**3.0%**	3.0%

36. Staff Housing Benefits

(a) *Staff housing fund*

In accordance with the PRC housing reform regulations, the Group is required to contribute to the State-sponsored housing fund at rates ranging from 1% to 15% (2004: 1% to 15%) of the specified salary amount of its PRC employees. At the same time, the employees are required to contribute an amount equal to the Group's contribution. The employees are entitled to claim the entire sum of the fund contributed under certain specified withdrawal circumstances. For the year ended 31 December 2005, the Group's contributions to the housing funds amounted to RMB102,472,000 (2004: RMB94,200,000) which has been charged to the income statement. The staff housing fund payable as at 31 December 2005 amounted to RMB136,510,000 (2004: RMB75,364,000) (Note 27). The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

(b) *Staff housing allowances*

The Company also provides staff housing allowances to eligible employees who joined in the Group prior to 1998 according to the Group's staff housing allowance policy introduced in October 2003 (the "Staff Housing Allowance Policy").

Under the Staff Housing Allowance Policy, employees who have not been allocated with any housing quarters or who have not been allocated with a quarter above the minimum area as set out in the Staff Housing Allowance Policy, are entitled to a cash allowance based on the area of quarter entitled and the unit price as set out in the Staff Housing Allowance Policy. The total entitlement is principally vested over a period of 20 years. Upon an employee's resignation, his or her entitlement will cease and any unpaid entitlement related to past service up to the date of resignation will be paid. Upon the establishment of the Staff Housing Allowance Policy, employees are entitled to a portion of the total entitlement already accrued based on his or her past service period. Such entitlement would be paid over a period of 4 to 5 years. As at 31 December 2005, the present obligation of the provision for the employee's staff housing entitlement is RMB457,466,000 (2004: RMB369,675,000), of which RMB13,270,000 (2004: RMB93,427,000) is classified as current portion in 'other payables and accrued expenses'.

For the year ended 31 December 2005, the staff housing benefit provided under the Staff Housing Allowance Policy amounted to RMB36,231,000 (2004: RMB29,253,000) which has been charged to the income statement.

37. Derivative Financial Instruments

	Group and Company			
	Assets		Liabilities	
	2005	2004	2005	2004
	RMB'000	RMB'000	RMB'000	RMB'000
At 31 December				
Interest rate swaps (a)	71,260	11,571	19,821	19,447
Forward foreign exchange contracts (b)	2,469	–	17,808	100,196
Fuel option contracts (c)	50,193	–	22,985	–
Total	123,922	11,571	60,614	119,643
Less: non-current portion				
Interest rate swaps	(70,292)	(11,571)	(2,731)	(19,447)
Forward foreign exchange contracts	(594)	–	(10,380)	(100,196)
Fuel option contracts	-	–	(12,659)	–
	(70,886)	(11,571)	(25,770)	(119,643)
Current portion	53,036	–	34,844	–

Notes:

(a) *Interest rate swaps*

The Group uses interest rate swaps to reduce the risk of changes in market interest rates (Note 3(a)(iii)). The interest rate swaps entered into by the Group are generally for swapping variable rates, usually reference to LIBOR, into fixed rates. The Group's interest rate swaps qualify for hedge accounting and are accounted for as cashflow hedge. As at 31 December 2005, the notional amount of the outstanding interest rate swap agreements was approximately US$661 million (2004: US$437 million). These agreements will expire between 2006 and 2016. For the year ended 31 December 2005, a net gain of RMB78,546,000 (2004: RMB29,700,000) arising from changes in the fair value of the interest rate swaps subsequent to initial recognition has been recognised directly in the hedging reserve (Note 32).

37. Derivative Financial Instruments

(b) ***Forward foreign exchange contracts***

The Group uses currency forward contracts to reduce risk of changes in currency exchange rates in respect of ticket sales and expenses denominated in foreign currencies (Note 3(a)(vi)). These contracts are generally for selling of Japanese Yen and purchasing of U.S. dollars at fixed exchange rates. On 21 July 2005, the People's Bank of China revalued the RMB with reference to an undisclosed basket of currencies. Prior to the revaluation, the Group's currency forward contracts qualified for hedge accounting and were accounted for as cashflow hedge of firm commitments. After the revaluation, the Group discontinued the hedge relationship and did not apply hedge accounting on forward foreign exchange contracts from 1 July 2005. As at 31 December 2005, the notional amount of the outstanding currency forward contracts was approximately US$92 million (2004: US$226 million), which will expire between 2006 and 2010. For the year ended 31 December 2005, a net gain of RMB82,144,000 (2004: a net loss of RMB46,149,000) arising from changes in the fair value of these foreign currency forwards between the initial recognition up to 30 June 2005 was recognised directly in the hedging reserve (Note 32). The change in the fair value between 1 July 2005 and 31 December 2005 of RMB13,299,000 has been recognised in the income statement.

(c) ***Fuel option contracts***

The Group uses fuel option contracts to reduce the risk of changes in market oil/petroleum prices in connection with aircraft fuel costs. As at 31 December 2005, the Group had outstanding fuel option contracts to buy approximately 2,600,000 barrels of crude oil at prices which ranging from US$ 41 to US$ 70 per barrel and sell approximately 6,840,000 barrels of crude oil at prices which ranging from US$ 33.5 to US$ 87.25 per barrel, all of which will expire between 2006 and 2007. Management did not designate these fuel option contracts for hedge accounting and changes in fair values have been recognised directly in the income statement.

38. Notes to consolidated cash flow statement

(a) *Cash generated from operations*

	2005 RMB'000	Restated 2004 RMB'000
(Loss)/profit before income tax	**(577,432)**	585,972
Adjustments for:		
Depreciation of property, plant and equipment	**3,911,722**	3,076,585
Gains on disposals of property, plant and equipment	**(8,073)**	(47,819)
Share of results in associates	**9,030**	50,524
Share of results in jointly controlled entities	**4,300**	(45,268)
Amortisation of lease prepayments	**25,219**	18,414
Amortisation of goodwill and negative goodwill	**–**	2,202
Net foreign exchange (gains)/loss	**(414,640)**	32,207
Gains on disposals of financial assets held for trading	**–**	(5,235)
Fair value gains on financial assets at fair value through profit or loss	**(30,877)**	(8,839)
Consumption of flight equipment spare parts	**239,134**	139,711
(Reversal of allowance)/allowance for obsolescence of flight equipment spare parts	**(13,930)**	73,406
Provision for impairment of trade and other receivables	**25,325**	24,250
Provision for post-retirement benefits	**102,459**	51,704
Provision for staff housing allowance	**36,231**	29,253
Provision for aircraft overhaul expenses	**64,700**	75,897
Interest income	**(128,700)**	(129,020)
Interest expenses	**1,100,357**	868,339
Operating profit before working capital changes	**4,344,825**	4,792,283
Changes in working capital		
Flight equipment spare parts	**(294,969)**	(110,725)
Trade receivables	**(112,027)**	(136,995)
Amount due from related companies	**(83,459)**	(122,253)
Prepayments, deposits and other receivables	**(306,283)**	(361,345)
Sales in advance of carriage	**101,490**	(206,496)
Trade payables and notes payables	**821,222**	509,638
Amount due to related companies	**156,062**	138,968
Other payables and accrued expenses	**(1,030,806)**	(120,900)
Other long-term liabilities	**(67,764)**	8,344
Provision for aircraft overhaul expenses	**(110,832)**	(91,321)
Post-retirement benefit obligations	**(29,370)**	(27,093)
Staff housing allowances	**(18,306)**	(29,253)
	(975,042)	(549,431)
Cash generated from operations	**3,369,783**	4,242,852

(b) *Non-cash transaction*

Investing activities not affecting cash		
Injection of land use right from minority shareholder of a subsidiary	**63,063**	–
Capital contribution to a jointly controlled entity in form of property, plant and equipment	**51,872**	–
Utilisation of rebates from aircraft acquisition for purchases of flight equipment spare parts	**–**	98,921
Financing activities not affecting cash		
Finance lease obligations incurred for acquisition of aircraft	**991,640**	3,525,570

39. Commitments

(a) Capital commitments

The Group and the Company had the following capital commitments:

	Group		Company	
	2005	2004	2005	2004
	RMB'000	RMB'000	RMB'000	RMB'000
Authorised and contracted for:				
– Aircraft, engines and flight equipment	47,259,446	8,791,472	44,408,107	8,791,472
– Other property, plant and equipment	96,827	129,440	70,170	98,360
– Acquisition of a subsidiary (Note 44)	390,000	308,134	390,000	308,134
	47,746,273	9,229,046	44,868,277	9,197,966
Authorised but not contracted for:				
– Aircraft, engines and flight equipment	723,000	3,533,000	–	1,900,000
– Others property, plant and equipment	13,424,055	2,381,710	13,281,864	2,117,727
	14,147,055	5,914,710	13,281,864	4,017,727
	61,893,328	15,143,756	58,150,141	13,215,693

Contracted expenditures for the above aircraft and flight equipment, including deposits prior to delivery, subject to future inflation increases built in the contracts and any discounts available upon delivery of the aircraft, if any, were expected to be paid as follows:

	Group	Company
	2005	2005
	RMB'000	RMB'000
2006	9,006,906	7,301,334
2007	12,703,578	11,557,811
2008	13,523,589	13,523,589
2009	6,256,592	6,256,592
2010	5,768,781	5,768,781
	47,259,446	44,408,107

39. Commitments (Cont'd)

(b) Operating lease commitments

The Group and the Company had commitments under operating leases to pay future minimum lease rentals as follows:

	Group		Company	
	2005 RMB'000	2004 RMB'000	2005 RMB'000	2004 RMB'000
Aircraft, engines and flight equipment				
Within one year	**1,633,301**	1,024,857	**1,444,458**	831,187
In the second year	**1,550,209**	1,095,792	**1,361,362**	902,122
In the third to fifth year inclusive	**4,075,691**	3,094,495	**3,632,279**	2,397,661
After the fifth year	**2,015,670**	550,310	**2,015,670**	550,310
	9,274,871	5,765,454	**8,453,769**	4,681,280
Land and buildings				
Within one year	**68,739**	19,287	**67,799**	19,207
In the second year	**60,330**	14,874	**59,190**	14,794
In the third to fifth year inclusive	**44,951**	25,401	**44,463**	25,379
After the fifth year	**2,846**	22,139	**2,846**	22,139
	176,866	81,701	**174,298**	81,519
	9,451,737	5,847,155	**8,628,067**	4,762,799

40. Business Acquisitions

On 30 June 2005, pursuant to an acquisition agreement entered into between the Company, CEA Holding, China Eastern Air Northwest Company ("CEA Northwest"; a wholly owned subsidiary of CEA Holding) and China Eastern Air Yunnan Company ("CEA Yunnan"; a wholly owned subsidiary of CEA Holding), and upon approval by the Company's shareholders in a General Meeting, the Company acquired certain assets and liabilities relating to the aviation business of CEA Northwest and CEA Yunnan. The aggregate acquisition price paid and payable by the Company is RMB639,749,000.

The goodwill is attributable to an increase in the Company's competitiveness as a result of its increased size and the extension of the business scope geographically to the north-western and southern-western regions of the PRC.

The acquired businesses contributed revenues of RMB4,269,745,000 and profit after taxation of RMB23,552,000 to the Group for the period from 1 July 2005 to 31 December 2005. If the acquisition had occurred on 1 January 2005, the acquired businesses would have contributed revenues of RMB7,740,744,000, and net loss of RMB510,870,000 to the Group for the year ended 31 December 2005.

40. Business Acquisitions (Cont'd)

Details of net assets acquired and related goodwill are as follows:

	[illegible]
Purchase consideration:	
– Cash	639,749
– Direct costs relating to the acquisition	29,968
Total purchase consideration	669,717
Fair value of net assets acquired – shown as below	(60,582)
Goodwill (Note 18)	609,135

40. Business Acquisitions (Cont'd)

The assets and liabilities arising from the acquisition are as follows:

	[illegible] RMB'000
Property, plant and equipment	7,302,833
Construction in progress	13,577
Lease prepayments	74,339
Investments in associates	5,564
Other long-term assets	777,644
Deferred tax assets	93,017
Flight equipment spare parts	385,971
Trade receivables	124,645
Prepayment, deposits and other receivables	74,993
Cash and cash equivalents	629,013
Trade payables and notes payables	(263,748)
Sales in advance of carriage	(1,702)
Other payables and accrued expenses	(2,600,738)
Borrowings, current portion	(2,163,898)
Borrowings, long-term portion	(814,220)
Taxation	(26,319)
Derivative Liabilities	(16,151)
Obligations under finance leases	(2,515,423)
Provision for aircraft overhaul expenses	(196,122)
Post retirement benefit obligations	(519,881)
Staff housing allowance	(150,023)
Other long-term liabilities	(152,789)
Net assets acquired	60,582
Purchase consideration settled in cash	669,717
Cash and cash equivalents in businesses acquired	(629,013)
Cash outflow on business acquisition	40,704

See Note 44 for details regarding a business acquisition completed after the balance sheet but before the approval of these financial statements.

41. Related Party Transactions

The Group is controlled by CEA Holding, which owns approximately 61.64% of the Company's shares as at 31 December 2005. The aviation industry in the PRC is administrated by the CAAC. CEA Holding and the Group is ultimately controlled by the PRC government, which also controls a significant portion of the productive assets and entities in the PRC (collectively referred as "the state-controlled enterprises").

(a) Related party transactions

The Group sells air tickets through sales agents and is therefore likely to have extensive transactions with other state-controlled enterprises, and the employees of state-controlled enterprises while such employees are on corporate business as well as their close family members. These transactions are carried out on normal commercial terms that are consistently applied to all of the Group's customers. Due to the large volume and the pervasiveness of these transactions, the management is unable to determine the aggregate amount of the transactions for disclosure. Therefore, retail transactions with these related parties are not disclosed herein. Management believes that meaningful related party disclosures on these retail transactions have been adequately made.

41. Related Party Transactions (Cont'd)

(a) *Related party transactions (Cont'd)*

The other related party transactions are:

Nature of transaction	Related party	Income/ (expenses or payments) 2005 RMB'000	2004 RMB'000
With CEA Holding or companies directly or indirectly held by CEA Holding:			
Interest income on deposits at an average rate of 0.72% per annum (2004: 0.72% per annum)	EAGF**	**5,341**	4,897
Interest expense on loans at rate of 4.50% per annum (2004: 4.54% per annum)	EAGF**	**(14,855)**	(1,150)
Commission income on carriage service provided by other airlines with air tickets sold by the Group, at rates ranging from 3% to 9% of the value of tickets sold	CEA Northwest*	**39,247**	93,062
	CEA Yunnan*	**38,817**	81,517
	CEA Wuhan ***	**46,412**	32,396
Commission expense on air tickets sold on behalf of the Group, at rates ranging from 3% to 9% of the value of tickets sold	CEA Northwest*	**(2,374)**	(14,181)
	CEA Yunnan*	**(6,238)**	(22,494)
	CEA Wuhan***	**(9,550)**	(32,396)
	SDATC**	**(7,402)**	(8,228)
	China Eastern Air Development (HK) Co., Ltd	**(34,225)**	–
	Shanghai Tourism (HK) Co., Ltd	**(21,815)**	(13,201)

41. Related Party Transactions (Cont'd)

(a) *Related party transactions (Cont'd)*

Nature of transaction	Related party	Income/ (expenses or payments) 2005 RMB'000	2004 RMB'000
Handling charges of 0.1% to 2% for purchase of aircraft, flight equipment, flight equipment spare parts, other property, plant and equipment	EAIEC**	**(40,590)**	(34,270)
Ticket reservation service charges for utilisation of computer reservation system	Travel Sky Technology Limited	**(124,677)**	(86,311)
Repairs and maintenance expense for ground service facilities	CEA Northwest *	**–**	(9,535)
Repairs and maintenance expense for aircraft and engines	Wheels & Brakes	**(63,972)**	(25,445)
	STA	**(104,853)**	–
	EAIEC**	**(6,969)**	–
Lease rental income from operating lease of aircraft	CEA Wuhan Airlines***	**41,327**	38,239
Lease rental charges for operating lease of aircraft	CEA Northwest*	**–**	(199,188)
	CEA Yunnan*	**–**	(86,341)

41. Related Party Transactions (Cont'd)

(a) *Related party transactions (Cont'd)*

Nature of transaction	Related party	Income/ (expenses) 2005 RMB'000	2004 RMB'000
Supply of food and beverages	Eastern Air (Shantou) Economic Development Co., Ltd.	**(61,701)**	(57,623)
	CEACI	**(231,759)**	(188,406)
	Shanghai Eastern Air Catering Co., Ltd	**(184,306)**	(165,643)
	Qingdao Eastern Air Catering Investment Co.,Ltd.	**(15,055)**	(14,291)
	Xian Eastern Air Catering Investment Co.,Ltd.	**(15,079)**	(50)
	Yunnan Eastern Air Catering Investment Co.,Ltd.	**(17,451)**	(244)
Advertising expense	CAASC	**(8,611)**	(5,629)
Purchase of aviation equipment	Shanghai Eastern Aviation Equipment Manufacturing Corporation	**(8,987)**	(14,850)
Rental expenses	Shanghai Eastern Aviation Equipment Manufacturing Corporation	**(4,909)**	(5,582)

* The Group acquired the aviation business of CEA Northwest and CEA Yunnan with effect from 30 June 2005. Transactions with CEA Northwest and CEA Yunnan up to 30 June 2005 are regarded as related party transactions.

** EAGF is also a 25% owned associate of the Group; SDATC and EAIEC are both a 45% owned associates of the Group.

*** CEA Wuhan was a 40% owned associate of the Group for the year ended 31 December 2005. On 8 December 2005, the Company entered into agreement to acquire an additional 56% equity interest in CEA Wuhan and the acquisitions were completed after 31 December 2005.

41. Related Party Transactions (Cont'd)

(a) *Related party transactions (Cont'd)*

Nature of transaction	Related party	Income/ (expenses or payments) 2005 RMB'000	2004 RMB'000
With CAAC and its affiliates:			
Civil aviation infrastructure levies paid to CAAC	CAAC	**466,191**	251,185
Aircraft insurance premium paid through CAAC who entered into the insurance policy on behalf of the Group	CAAC	**201,653**	154,086
With other state-controlled enterprises:			
Take-off and landing fees charges	State-controlled airports	**2,461,858**	1,579,115
Purchase of aircraft fuel	State-controlled fuel suppliers	**4,571,155**	3,447,336
Interest income on deposits at an average rates of 0.72% per annum (2004: 0.72% per annum)	State-controlled banks	**30,948**	15,025
Interest expense on loans at an average rate of 4.54% per annum (2004: 4.54% per annum)	State-controlled banks	**790,478**	588,842
Commission expense on air tickets sold on behalf of the Group at rates ranging from 3% to 9% of the value of tickets sold	other PRC airlines	**153,528**	78,232
Supply of food and beverages	other state-control enterprises	**368,120**	236,102

41. Related Party Transactions (Cont'd)

(b) ***Balances with related companies***

(i) Amounts due from related companies

	Group		Company	
	2005	2004	2005	2004
Company	RMB'000	RMB'000	RMB'000	RMB'000
China Eastern Air Development (HK) Co., Ltd	**66,457**	–	**66,457**	–
CEA Holding	**57,773**	23,835	**57,773**	23,835
SDATC**	**43,223**	39,485	**43,223**	39,485
Shanghai Tourism (HK) Co., Ltd	**23,177**	–	**23,177**	–
CEA Wuhan ***	**3,541**	–	**3,541**	
EAIEC**	**4,956**	–	**2,357**	–
STA	**4,927**	–	**4,927**	–
CEA Yunnan*	**–**	52,161	**–**	52,161
Other related companies	**1,658**	6,772	**1,658**	520
Total	**205,712**	122,253	**203,113**	116,001

* The Group acquired the aviation business of CEA Northwest and CEA Yunnan with effect from 30 June 2005. Transactions with CEA Northwest and CEA Yunnan up to 30 June 2005 are regarded as related party transactions.

** EAGF is a 25% owned associate of the Group; SDATC is a 45% owned associate of the Group; EAIEC is a 45% owned associate of the Group.

*** CEA Wuhan was a 40% owned associate of the Group for the year ended 31 December 2005. On 8 December 2005, the Company entered into agreement to acquire an additional 56% equity interest in CEA Wuhan and the acquisitions were completed after 31 December 2005.

Except for amount due from CEA Holding, which is reimbursement in nature, all other amounts due from related companies are trade in nature, interest free and payable within normal credit terms given to trade customers.

41. Related Party Transactions (Cont'd)

(b) *Balances with related companies (Cont'd)*

(ii) Amounts due to related companies

Company	Group 2005 RMB'000	Group 2004 RMB'000	Company 2005 RMB'000	Company 2004 RMB'000
EAIEC**	**(90,123)**	(47,093)	**(8,773)**	(72,341)
EAGF**	**(4,328)**	–	**(4,328)**	–
CEA Wuhan ***	**(80,407)**	(19,063)	**(80,407)**	(19,063)
STA	**(8,491)**	–	**-**	–
CEA Holding	**(94,216)**	–	**(94,216)**	–
CEA Northwest*	**-**	(69,380)	**-**	(69,380)
Other related companies	**(17,465)**	(3,432)	**(17,465)**	(3,432)
Total	**(295,030)**	(138,968)	**(205,189)**	(164,216)

* The Group acquired the aviation business of CEA Northwest and CEA Yunnan with effect from 30 June 2005. Transactions with CEA Northwest and CEA Yunnan up to 30 June 2005 are regarded as related party transactions.

** EAGF is a 25% owned associate of the Group; SDATC is a 45% owned associate of the Group; EAIEC is a 45% owned associate of the Group.

*** CEA Wuhan was a 40% owned associate of the Group for the year ended 31 December 2005. On 8 December 2005, the Company entered into agreement to acquire an additional 56% equity interest in CEA Wuhan and the acquisitions were completed after 31 December 2005

Except for amounts due to EAGF and CEA Holding, which is reimbursement in nature, all other amounts due to related companies are trade in nature, interest free and payable within normal credit terms given by trade creditors.

41. Related Party Transactions (Cont'd)

(b) *Balances with related companies (Cont'd)*

(iii) Short-term deposits and short-term loans with an associate

	Average interest rate		Group		Company	
	2005	2004	2005 RMB'000	2004 RMB'000	2005 RMB'000	2004 RMB'000
Company						
Short-term deposits (included in Prepayments, Deposits and other Receivables)						
"EAGF"	**0.7%**	0.7%	**475,078**	413,870	**31,238**	43,207
Short-term loans (included in Borrowings)						
"EAGF"*	**4.5%**	4.5%	**213,702**	140,765	**180,702**	132,765

* EAGF is a 25% owned associate of the Group;

(iv) State-controlled banks and other financial institutions

	Average interest rate		Group		Company	
	2005	2004	2005 RMB'000	2004 RMB'000	2005 RMB'000	2004 RMB'000
Company						
Bank deposits (included in cash and cash equivalent)	0.7%	0.7%	**1,196,963**	1,814,207	**755,225**	687,401
Long-term bank borrowings	4.6%	3.2%	**10,438,483**	10,736,260	**10,066,664**	10,705,637

(c) *Guarantees by holding company*

As at 31 December 2005, long-term bank loans of the Group/the Company with an aggregate amount of RMB2,122,600,000 (2004: RMB2,122,600,000) were guaranteed by CEA Holding (Note 30).

(d) *Key management compensation*

	2005 RMB'000	2004 RMB'000
Salaries, bonus, allowances and benefits	**1,825**	1,813

42. Ultimate Holding Company

The directors regard CEA Holding, a company established in the PRC, as being the ultimate holding company.

43. Contingent liabilities

In 2005, the Company received a legal claim in the United States of America for unspecified damages by family members of certain victims in the air crash of an aircraft of CEA Yunnan occurred on 21 November 2004 in Baotou, Neimonggol, the PRC.

Management has engaged legal representatives to vigorously contest the proceedings. The proceedings is still in an early stage and in the opinion of the Directors, based on professional advice, it is unlikely that there will be any significant adverse effect to the financial position of the Group.

44. Post Balance Sheet Event

On 8 December 2005, the Company entered into agreements with each of Wuhan Municipality State-owned Assets Supervision and Administration Commission ("Wuhan SASAC") and Shanghai Junyao Aviation Investment Company Limited ("Shanghai Junyao") to acquire (i) a 38% equity interest in CEA Wuhan from Wuhan SASAC for a consideration of RMB278,000,000, and (ii) a 18% equity interest in CEA Wuhan from Shanghai Junyao for a consideration of RMB140,000,000, totaling RMB418,000,000, respectively. Based on an independent valuation conducted on 31 December 2005, a 56% share of the fair value of the net assets acquired amounted to approximately RMB214,159,000. The acquisitions were conditional upon approvals of the agreements from relevant governmental and regulatory authorities. On 4 January 2006, all the necessary approvals were obtained and the acquisitions were completed.

Pursuant to the acquisition agreement between the Company and Wuhan SASAC, after receipt of the purchase consideration from the Company, Wuhan SASAC would settle RMB 152,000,000 for an amount it owed to CEA Wuhan. On 23 March 2006, Wuhan SASAC paid the aforesaid amount to CEA Wuhan.

HZKZ(2006)0022

To the shareholders of

China Eastern Airlines Corporation Limited:

We have audited the accompanying balance sheet and consolidated balance sheet of China Eastern Airlines Corporation Limited ("the Company") as of December 31, 2005 and the related statement of income and income appropriation, and consolidated statement of income and income appropriation, and statement of cash flow and consolidated statement of cash flow for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with the Independent Auditing Standards of the People's Republic of China to obtain reasonable assurance about whether the financial statements are free of material misstatement. The audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. The audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the above-mentioned financial statements are in conformity with the Accounting Standards and the "Accounting Regulations for Enterprises". They present fairly, in all material respects, the financial position of the Company as of December 31, 2005, operating results and cash flow for the year then ended.

Lin Dongmo CPA

Chen Li CPA

Shanghai Zhonghua Certified Public Accountants

Shanghai, China
April 10, 2006

Balance Sheet

(Prepared in accordance with PRC Accounting Regulations)

As at 31 December 2005

Prepared by: China Eastern Airlines Corporation Limited **Unit: RMB**

		Consolidated		Parent Corp.	
Assets	Note	Ending Balance	Beginning Balance	Ending Balance	Beginning Balance
Current Assets:					
Cash & bank	5.1	4,254,535,690.16	3,841,460,120.53	3,132,572,859.81	2,571,544,389.61
Short-term Investment	5.2	216,350,939.49	413,042,752.71	216,350,939.49	412,692,752.71
Notes receivable		-	-	80,000,000.00	-
Dividends Receivable		3,976,338.04	6,990,663.15	3,976,338.04	6,990,663.15
Interests Receivable		892,199.78	240,061.50	-	-
Accounts Receivable	5.3	1,652,293,507.04	1,780,420,970.81	1,508,401,820.80	1,562,172,460.75
Other Receivables	5.4	867,404,163.59	858,396,742.73	830,256,579.16	1,345,534,606.21
Prepayments	5.5	86,478,864.62	32,142,313.83	75,255,016.30	25,714,275.32
Inventories	5.6	2,123,963,260.72	1,177,346,469.96	1,979,267,180.59	1,098,436,416.93
Amounts to be Amortized	5.7	189,391,492.98	125,451,097.02	168,403,643.99	106,129,728.15
Total Current Assets		9,395,286,456.42	8,235,491,192.24	7,994,484,378.18	7,129,215,292.83
Long-term Investment					
Long-term equity Investment	5.8	763,480,113.54	677,070,402.26	3,289,128,320.65	2,996,065,529.94
Long-term Debt Investment		-	-	-	-
Total Long-term Investment		763,480,113.54	677,070,402.26	3,289,128,320.65	2,996,065,529.94
Less: Provision for Impairment of Long-term Investment	5.8	1,758,050.62	1,758,050.62	-	-
Long-term Investment, net		761,722,062.92	675,312,351.64	3,289,128,320.65	2,996,065,529.94
Including: Consolidation Difference	5.8	-6,334,788.19	-1,653,640.63	-	-
Including: Equity Investment Difference	5.8	51,952,290.10	53,910,614.20	45,116,779.68	51,741,918.01
Fixed Assets:					
Fixed Assets, at cost	5.9	51,334,825,330.72	40,860,132,679.81	42,374,428,829.64	34,097,710,149.69
Less: Accumulated Depreciation	5.9	15,142,397,158.14	12,905,946,919.58	11,987,973,664.55	10,414,452,094.15
Net Fixed Assets		36,192,428,172.58	27,954,185,760.23	30,386,455,165.09	23,683,258,055.54
Less: Provision for Impairment of Fixed Assets	5.9	3,570,000.00	3,570,000.00	3,570,000.00	3,570,000.00
Fixed Assets, net		36,188,858,172.58	27,950,615,760.23	30,382,885,165.09	23,679,688,055.54
Engineering Supplies		326,900.00	326,900.00	326,900.00	326,900.00
Construction in Progress	5.10	9,354,744,819.36	2,910,755,235.80	8,286,786,541.85	2,802,052,449.65
Disposal of Fixed Assets		-	-	-	-
Total Fixed Assets		45,543,929,891.94	30,861,697,896.03	38,669,998,606.94	26,482,067,405.19
Intangible Assets & Other Assets					
Intangible Assets	5.11	1,425,918,926.79	1,322,183,829.68	877,673,191.86	788,780,012.33
Long-term Assets to be Amortized	5.12	211,267,402.42	161,327,014.54	189,839,111.27	136,399,412.78
Other long-term assets	5.13	92,066,541.92	-	-	-
Total intangible Assets & Other Assets		1,729,252,871.13	1,483,510,844.22	1,067,512,303.13	925,179,425.11
Deferred Taxes:					
Deferred Tax Debits	5.14	128,481,375.46	139,592,391.32	102,835,820.79	114,305,063.55
Total Assets		57,558,672,657.87	41,395,604,675.45	51,123,959,429.69	37,646,832,716.62

(Prepared in accordance with PRC Accounting Regulations)

As at 31 December 2005

Prepared by: China Eastern Airlines Corporation Limited **Unit: RMB**

Liabilities & Shareholder's Equity	Note	Consolidated Ending Balance	Consolidated Beginning Balance	Parent Corp. Ending Balance	Parent Corp. Beginning Balance
Current Liabilities:					
Short-term Loans	5.15	**13,626,454,021.61**	6,188,919,456.37	**10,651,229,348.99**	4,255,919,456.37
Notes Payable	5.16	**1,775,047,801.31**	838,337,176.10	**1,597,047,801.31**	838,337,176.10
Short-term Financing notes payable	5.17	**1,974,544,444.45**	-	**1,974,544,444.45**	-
Accounts Payable	5.18	**1,119,482,543.65**	727,835,020.99	**833,684,227.75**	665,488,290.48
Advances from Customers	5.19	**91,157,502.36**	69,661,954.06	**127,757,048.95**	225,488,934.68
International Sales in Advance of Carriage	5.20	**629,785,497.79**	716,225,097.79	**606,634,664.96**	691,240,870.62
Domestic Sales in Advance of Carriage	5.21	**201,250,486.78**	148,349,090.03	**201,250,486.78**	148,349,090.03
Payroll Payable		**213,876,949.16**	262,868,327.26	**182,400,979.82**	255,080,100.27
Welfare Payable		**2,261,057.57**	9,836,722.21	**-**	5,407,738.79
Dividends Payable	5.22	**61,749,441.71**	1,278,965.10	**60,000,000.00**	-
Taxes Payable	5.23	**345,654,997.47**	369,550,167.33	**265,065,732.21**	194,367,039.98
Other Outstanding Payment (statutory)	5.24	**732,902,629.10**	643,612,487.75	**677,328,616.30**	604,004,602.15
Other Payables	5.25	**2,372,697,732.33**	1,743,733,768.88	**2,198,575,401.86**	1,372,455,728.11
Accrued Expenses	5.26	**3,735,503,693.13**	3,323,089,093.18	**3,130,629,245.15**	2,594,404,151.53
Accrued Liabilities	5.27	**21,125,337.00**	13,831,473.00	**21,125,337.00**	13,831,473.00
Deferred Income	5.28	**76,797,154.86**	89,750,899.62	**76,797,154.86**	89,750,899.62
Portion of Long-term Liabilities due Within One Year	5.29	**4,548,962,304.22**	3,806,169,293.36	**4,482,900,828.27**	3,806,169,293.36
Total Current Liabilities		**31,529,253,594.50**	18,953,048,993.03	**27,086,971,318.66**	15,760,294,845.09
Long-term Liabilities:					
Long-term Loans	5.30	**9,778,580,559.62**	7,283,214,165.34	**9,316,422,049.62**	7,252,590,945.34
Long-term Accounts Payable	5.31	**9,154,291,161.70**	8,316,485,000.96	**8,356,570,122.30**	8,316,485,000.96
Payments for Special Purpose		**102,276.05**	102,276.05	**102,276.05**	102,276.05
Total long-term Liabilities		**18,932,973,997.37**	15,599,801,442.35	**17,673,094,447.97**	15,569,178,222.35
Deferred Taxes:					
Deferred Tax Credits	5.32	**417,048,511.47**	329,766,349.19	**394,654,020.97**	329,584,634.66
Total Liabilities		**50,879,276,103.34**	34,882,616,784.57	**45,154,719,787.60**	31,659,057,702.10
Minority Interests		**864,827,200.18**	714,813,526.35	**-**	-
Shareholder's Equity:					
Capital Stock	5.33	**4,866,950,000.00**	4,866,950,000.00	**4,866,950,000.00**	4,866,950,000.00
Capital Reserve	5.34	**1,236,765,781.00**	1,182,682,050.85	**1,326,559,964.03**	1,285,210,430.76
Surplus Reserve	5.35	**212,612,116.74**	185,940,927.08	**-**	-
Including: Public Welfare Fund	5.35	**99,462,093.80**	90,739,788.10	**-**	-
Undistributed Profit	5.36	**-501,758,543.39**	-534,737,613.40	**-224,270,321.94**	-261,724,416.24
Cash Dividends		**-**	97,339,000.00	**-**	97,339,000.00
Total Shareholder's Equity		**5,814,569,354.35**	5,798,174,364.53	**5,969,239,642.09**	5,987,775,014.52
Total liabilities & Shareholder's Equity		**57,558,672,657.87**	41,395,604,675.45	**51,123,959,429.69**	37,646,832,716.62

Income Statement

(Prepared in accordance with PRC Accounting Regulations)

For the period of January – December 2005

Prepared by: China Eastern Airlines Corporation Limited **Unit: RMB**

Item	Note	Consolidated Ending Balance	Consolidated Beginning Balance	Parent Corp. Ending Balance	Parent Corp. Beginning Balance
I. Revenue from main Operations:	5.36	26,225,037,620.40	19,893,143,628.59	21,649,148,945.81	15,875,882,226.74
Less: Main Operating Cost	5.36	22,676,968,664.92	16,123,577,232.40	18,459,050,053.91	12,947,428,391.25
Business Taxes and additional	5.37	643,284,601.99	521,573,837.03	505,408,408.54	403,064,638.04
II. Profit from Main operations		2,904,784,353.49	3,247,992,559.16	2,684,690,483.36	2,525,389,197.45
Add: Other operating Revenue	5.38	613,655,715.99	664,863,604.99	245,084,507.89	327,651,265.45
Less: Operating Expenses		1,951,059,122.09	1,449,384,291.23	1,748,122,741.16	1,285,799,267.59
General & Administrative Expenses		1,303,786,537.41	1,176,830,743.19	1,016,749,409.76	903,400,798.62
Financial Expenses	5.39	570,697,799.19	698,476,930.78	451,695,704.06	625,102,482.12
III. Profit from Operations		-307,103,389.21	588,164,198.95	-286,792,863.73	38,737,914.57
Add: Investment Income	5.40	7,448,219.30	-29,401,993.41	38,661,726.33	313,895,668.13
Subsidy Income	5.41	175,421,635.88	71,219,749.56	145,386,980.08	71,105,974.91
Non-operating Income	5.42	228,265,135.98	337,990,332.32	214,690,681.69	312,336,039.27
Less: Non-operating Expenses	5.43	-1,526,476.34	53,371,600.17	-2,212,799.92	52,648,827.83
IV. Total Profit		105,558,078.29	914,600,687.25	114,159,324.29	683,426,769.05
Less: Income Tax	5.44	9,548,889.98	224,587,769.55	76,705,229.99	68,210,384.27
Gains or Losses of Minority Shareholders		35,535,015.74	153,670,846.87	-	-
V. Net Profit		60,474,172.57	536,342,070.83	37,454,094.30	615,216,384.78
Supplementary Data					
1. Proceeds from Sale or Disposal of Departments or Invested Companies		-	-	-	-
2. Loss from Natural Disasters		-	-	-	-
3. Increase (or Decrease) of Total Profit Arising From Change in Accounting Policies		-	-	-	-
4. Increase (or Decrease) of Total Profit Arising From Change in Accounting Estimations		-	-37,039,000.00	-	-35,483,000.00
5. Loss from Debt Reorganization		-	-	-	-
6. Other Items		-	-	-	-

Statement of Profit Appropriation

(Prepared in accordance with PRC Accounting Regulations)

For the period of January – December 2005

Prepared by: China Eastern Airlines Corporation Limited **Unit: RMB**

Item	Note	Consolidated Ending Balance	Consolidated Beginning Balance	Parent Corp. Ending Balance	Parent Corp. Beginning Balance
I. Net Profit (loss) for the year		**60,474,172.57**	536,342,070.83	**37,454,094.30**	615,216,384.78
Add: (Accumulated Loss)/Retained Profits at the Beginning of the Year		**-534,737,613.40**	-905,928,136.89	**-261,724,416.24**	-779,601,801.02
Less: Provision for staff housing subsidy		-	-	-	-
Add: Transfer from Surplus Reserve		-	-	-	-
II. Profits Available for Distribution		**-474,263,440.83**	-369,586,066.06	**-224,270,321.94**	-164,385,416.24
Less: Provision for Statutory Surplus Reserve		**17,948,883.96**	35,299,036.48	-	-
Provision for Statutory Welfare Fund		**8,722,305.70**	31,836,798.94	-	-
Provision for Staff & Worker's Welfare Fund		**823,912.90**	676,711.92	-	-
III. Profits Available for Distribution to Owners		**-501,758,543.39**	-437,398,613.40	**-224,270,321.94**	-164,385,416.24
Less: Dividends for Preferred Shares		-	-	-	-
Provision for Discretionary Surplus Reserve		-	-	-	-
Dividends for Common Shares		-	97,339,000.00	-	97,339,000.00
Common Shares Transferred into Share Capital		-	-	-	-
IV. Retained Profits/(Accumulated Loss)		**-501,758,543.39**	-534,737,613.40	**-224,270,321.94**	-261,724,416.24

Cash Flow Statement

(Prepared in accordance with PRC Accounting Regulations)

For the year of 2005

Prepared by: China Eastern Airlines Corporation Limited　　Unit: RMB

Item	Note	Consolidated	Parent Corp.
I. Cash Flows from Operating Activities:			
Cash received from sales of goods or rendering of services		27,920,519,362.75	22,578,087,095.19
Refunds of taxes		30,034,655.80	-
Other cash received relating to operating activities		999,850,556.73	976,965,593.48
Sub-total of cash inflows		**28,950,404,575.28**	**23,555,052,688.67**
Cash paid for goods and services		19,427,991,546.73	15,620,246,028.55
Cash paid to and on behalf of employees		2,548,160,994.48	2,016,235,894.39
Payments of all types of taxes		1,356,874,600.55	1,089,680,936.27
Other cash paid relating to operating activities		1,676,661,527.26	1,663,115,020.56
Sub-total of cash outflows		**25,009,688,669.02**	**20,389,277,879.77**
Net cash flows from operating activities		**3,940,715,906.26**	**3,165,774,808.90**
II. Cash Flows from Investing Activities:			
Cash received from return of investments		350,000.00	-
Cash received from distribution of dividends or profits		225,522,761.38	219,968,098.69
Net cash receipts from the disposal of fixed assets, intangible assets and other long-term assets		958,120,376.64	946,516,598.12
Other cash received relating to investing activities		-	-
Sub-total of cash inflows		**1,183,993,138.02**	**1,166,484,696.81**
Cash paid for acquisition of fixed assets, intangible asset, and other long-term activities		12,634,707,583.16	10,605,540,569.26
Cash paid for acquisition of investments		1,587,569.25	1,042,500.00
Other cash paid relating to investing activities	5.46.1	117,752,770.35	117,752,770.35
Sub-total of cash outflows		**12,754,047,922.76**	**10,724,335,839.61**
Net cash flows from investing activities		**-11,570,054,784.74**	**-9,557,851,142.80**
III. Cash Flows from Financing Activities:			
Cash received from investors		-	-
including: Cash received by subsidiaries from investments by minority shareholders		-	-
Cash received from borrowings		22,947,936,485.66	19,245,556,950.66
Other cash received relating to financing activities	5.46.2	17,647,200.00	17,647,200.00
Sub-total of cash inflows		**22,965,583,685.66**	**19,263,204,150.66**
Cash repayments of amounts borrowed		13,945,062,809.93	11,774,856,213.27
Cash paid for distribution of dividends or profits and for interest expenses		1,024,378,419.20	595,548,611.87
including: Cash paid for distribution of dividends or profits to minority shareholders by subsidiaries		-	-
Other cash paid relating to financing activities	5.46.3	511,280,123.04	490,576,499.14
Sub-total of cash inflows		**15,480,721,352.17**	**12,860,981,324.28**
Net cash flows from financing activities		**7,484,862,333.49**	**6,402,222,826.38**
IV. Effect of Foreign Exchange Rate Changes on Cash		**1,134,359.95**	**2,464,223.05**
V. Net Increase in Cash and Cash Equivalents		**-143,342,185.04**	**12,610,715.53**

(Prepared in accordance with PRC Accounting Regulations)

For the year of 2005

Prepared by: China Eastern Airlines Corporation Limited **Unit: RMB**

Supplementary Information	Note	Consolidated	Parent Corp.
I. Reconciliation of Net Profit to Cash Flows from Operating Activities			
Net Profit		60,474,172.57	37,454,094.30
Add: Gains or losses of minority shareholders		35,535,015.74	–
Provision for impairment of assets		-115,475,835.71	-117,826,026.37
Deprecation of fixed assets		2,999,284,104.88	2,550,585,705.58
Amortization of intangible assets		46,815,451.40	34,129,631.05
Amortization of long-term deferred expenses		62,556,820.29	56,672,772.48
Decrease/(increase) in amounts to be amortized		-1,396,539.40	269,940.72
Decrease/(increase) in accrued expense		-502,963,241.84	-376,515,508.05
Losses/(gains) on disposal of fixed assets, intangible assets and other long-term assets		-943,422.71	-1,131,823.07
Losses on scrapping of fixed assets		18,241.20	–
Financial expenses		541,016,995.04	414,981,665.77
Losses/(gains) arising from investments		-7,448,219.30	-38,661,726.33
Deferred taxes credit/(debit)		76,538,629.07	76,538,629.07
Decrease/(increase) in inventories		99,699,060.24	158,141,674.40
Decrease/(increase) in operating receivables		374,764,060.85	926,981,232.98
Increase/(decrease) in operating payable		272,240,613.94	-555,845,453.63
Others		–	–
Net cash flows from operating activities		**3,940,715,906.26**	**3,165,774,808.90**
II. Investing and Financing Activities that do not Involve Cash Receipts and Payments			
Conversion of debt into capital		–	–
Convertible bonds maturing in one year		–	–
Fixed-assets acquired by finance leases		1,557,826,400.22	674,169,852.92
III. Net Increase in Cash and Cash Equivalents			
Cash at the end of the period		1,832,428,250.72	738,938,266.95
Less: cash at the beginning of the period		1,779,428,622.54	529,985,738.20
Add: cash equivalents at the end of the period		216,350,939.49	216,350,939.49
Less: cash equivalents at the beginning of the period		412,692,752.71	412,692,752.71
Net Increase in cash and cash equivalents		**-143,342,185.04**	**12,610,715.53**

(Prepared in accordance with PRC Accounting Regulations)

For the period of January – December 2005

Prepared by: China Eastern Airlines Corporation Limited **Unit: RMB**

	Consolidated		Decreases				Parent Corp.		Decreases			
Items	Beginning Balance	Increases	Write off due to value of fixed assets rising up	Write off due to other reasons	Total	Ending Balance	Beginning Balance	Increases	Write off due to value of fixed assets rising up	Write off due to other reasons	Total	Ending Balance
I. Provision for Bad Debts	206,843,339.26	51,722,067.27	-	5,041.77	5,041.77	258,560,364.76	151,648,056.14	49,977,383.45	-	5,041.77	5,041.77	201,620,397.82
Including: Accounts Receivable	94,489,141.21	15,761,239.15	-	5,041.77	5,041.77	110,245,338.59	86,018,454.93	15,633,539.13	-	5,041.77	5,041.77	101,646,952.29
Other Receivables	112,354,198.05	35,960,828.12	-	-	-	146,315,026.17	65,629,601.21	34,343,844.32	-	-	-	99,973,445.53
II. Provision for Impairment of short term investment	-	-	-	-	-	-	-	-	-	-	-	-
Including: Stock Investment	-	-	-	-	-	-	-	-	-	-	-	-
Bond Investment	-	-	-	-	-	-	-	-	-	-	-	-
III. Provision for Impairment of Inventory	625,082,026.67	-5,869,807.28	-	121,152,933.79	121,152,933.79	498,059,285.60	602,806,837.02	-6,472,162.43	-	121,152,933.79	121,152,933.79	475,181,740.80
Including: Aviation Equipment	625,082,026.67	-5,869,807.28	-	121,152,933.79	121,152,933.79	498,059,285.60	602,806,837.02	-6,472,162.43	-	121,152,933.79	121,152,933.79	475,181,740.80
Raw Material	-	-	-	-	-	-	-	-	-	-	-	-
IV. Provision for Impairment of Long term Investment	1,758,050.62	-	-	-	-	1,758,050.62	-	-	-	-	-	-
Including: Long term Equity Investment	1,758,050.62	-	-	-	-	1,758,050.62	-	-	-	-	-	-
Long term Bond Investment		-	-	-	-	-	-	-	-	-	-	-
V. Provision for Impairment of Fixed Assets	3,570,000.00	-	-	-	-	3,570,000.00	3,570,000.00	-	-	-	-	3,570,000.00
Including: Buildings	-	-	-	-	-	-	-	-	-	-	-	-
Machine Equipment	3,570,000.00	-	-	-	-	3,570,000.00	3,570,000.00	-	-	-	-	3,570,000.00
VI. Provision for Impairment of Intangible Assets	-	-	-	-	-	-	-	-	-	-	-	-
Including: Patent	-	-	-	-	-	-	-	-	-	-	-	-
Land use right	-	-	-	-	-	-	-	-	-	-	-	-
VII. Provision for Impairment of Construction-in-progress	19,000,000.00	-	13,800,000.00	-	13,800,000.00	5,200,000.00	19,000,000.00	-	13,800,000.0	-	13,800,000.00	5,200,000.00
VIII. Provision for Entrusted Loans	-	-	-	-	-	-	-	-	-	-	-	-

Net Assets Yield and Earnings per Share Calculation

(Prepared in accordance with PRC Accounting Regulations)

For the period of January – December 2005

Prepared by: China Eastern Airlines Corporation Limited **Unit: RMB**

Profit	Net Assets Yield		Earnings per share	
	Diluted Earnings per Share	Weighted Average	Diluted Earnings per Share	Weighted Average
Profit from Main Operations	49.96%	49.85%	0.5968	0.5968
Profit from Operations	-5.28%	-5.27%	-0.0631	-0.0631
Net Profit	1.04%	1.04%	0.0124	0.0124
Net Profit after deducting extraordinary gains and losses	-4.88%	-4.87%	-0.0583	-0.0583

1. Brief Profile of the Company

China Eastern Airlines Corporation Limited ("the Company") was established in April 1995 under the sole sponsorship of Eastern Air Group Company. In Feb. 1997, with the approval of State Reformation Commission by its Circular No. (1996) 180 and State Council Securities Commission by its Circular No. (1997) 4, the Company issued 1,566,950,000 H shares, which are listed on the Stock Exchange of Hong Kong and New York Stock Exchange. In May 1997, with the approval of Civil Aviation Administration of China and China Securities Supervisory Commission, the Company issued 300,000,000 A shares to the public. The registered capital of the Company is RMB 4,866,950 thousand. The registered address is No. 66 Jichang Avenue, Pudong International Airport, Shanghai.

The Company is primarily engaged in the air transportation of passengers, cargo, mails and luggage over domestic and approved overseas air routes, extended services, general aviation business, aircraft maintenance, manufacturing and maintenance of aviation equipment, agent services for airlines both at home and abroad and other business related to aviation transportation.

Except the headquarters of the Company, the main aviation business is performed by its nine branches in Shandong, Anhui, Jiangxi, Hebei, Shanxi, Ninbo, Northwest, Yunnan, Gansu and two holding subsidiaries, namely, China Eastern Airlines Jiangsu Co. Ltd., and China Cargo Airlines Co., Ltd.. The other subsidiaries are mainly involved in extended aviation service, manufacturing and maintenance of aviation equipment, and other business related to aviation transportation.

2. Principal Accounting Policies and Accounting Estimations

2.1 *Accounting Policies Applied*

The company follows the Accounting Standards and *Accounting Regulations for Business Enterprises* and its supplementary regulations. Meanwhile, it also follows the *Accounting Treatment for Civil Aviation Industry*.

2.2 *Accounting Period*

The Company adopts the Gregorian calendar year as its accounting period, i.e., from January 1 to December 31 each year.

2.3 *Base Currency*

The Company adopts Renminbi ("RMB") as its base currency.

2.4 *Principle and Basis of Accounting*

The Company adopts accrual basis. All items are recorded at actual cost upon acquisition. If impairment occurs, the provision for impairment will be made according to "Accounting Regulations for Business Enterprises".

2. Principal Accounting Policies and Accounting Estimations (Cont'd)

2.5 Translation of Foreign Currencies

Foreign currency transactions are translated into RMB at the middle exchange rate issued by PBOC at the beginning of the month. Monetary assets and liabilities in foreign currencies are translated into RMB at the middle exchange rate prevailing at the end of each period. The differences between RMB equivalents and carrying amounts are treated as exchange differences. Exchange differences of specific borrowings related to the acquisition or construction of a fixed asset should be capitalized in the period in which they are incurred when the relevant fixed asset being acquired or constructed is not ready for its intended use. Exchange differences during preparation period are included in long-term amortization charges, which will be accounted as current profit and loss of the month during which formal operation starts. Exchange differences in normal operations are included in the exchange gains and losses of the current period.

2.6 Definition of Cash Equivalents

Cash equivalents are short term (with a holding period of less than three months), highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value.

2.7 Current Investment

2.7.1 The initial cost of a current investment is the total price paid on acquisition, deducting cash dividends which have been declared but unpaid at the time of acquisition or unpaid interest on bonds that have been accrued. Cash dividends or interests during holding period are offset against the carrying amount of investments upon receipt. On disposal of a current investment, the difference between the carrying amount and the sale proceeds is recognized as an investment gain or loss of the current period.

2.7.2 The current investment is recorded at the lower of cost and market value. The provision for impairment of current investment is made at the excess of carrying amount over the market value on an individual item basis and will be accounted as current profit and loss.

2.8 Accounting Method for Bad Debts

2.8.1 The Company adopts allowance method for bad debts. At the end of each accounting period the company analyses the recoverability of receivable items (including accounts receivable and other receivables) and makes allowance for bad debts according to the aging method and analysis result. Allowance for bad debts is not made for the items that are surely to be recovered. If there is enough evidence proving the uncollectibility of an account receivable, allowance is made at a higher ratio or at the full carrying amount. The allowance for remaining accounts receivable shall refer to the following ratios.

2. Principal Accounting Policies and Accounting Estimations (Cont'd)

2.8 *Accounting Method for Bad Debts (Cont'd)*

Aging	Ratio
Within 1 year	3‰
In the second year	5%
In the third year	10%
In the forth year	15%
In the fifth year	20%
Over 5 years	40%

2.8.2 The company adopts following standards in determination of bad debts:

a. When the debtor is bankrupt or dead, the accounts receivable that are unable to be recovered even after liquidation of the debtor's bankrupt estate or legacy.

b. When the debt is overdue due to the default of the debtor and there is obvious evidence proving the uncollectibility of the accounts.

The bad debt loss should be approved by Board of Directors. The bad debts will first offset against the allowance that has already been made. If the allowance for bad debts is not enough to compensate the losses the difference will be charged into income statement of the current period.

2.9 *Inventory*

2.9.1 The inventory of the Company mainly comprises high-price rotables, aircraft consumables, common appliances, aircraft supplies and low-price consumables. The inventory is recorded at planned price and the difference between planned price and actual cost is recorded in 'Materials Cost Variance'. The amortization of high-price rotables is made evenly over 5 years starting from the next month of acquisition according to the adjusted actual cost. Other inventory such as aircraft consumables is charged to cost according to the adjusted actual cost when put into use. The maintenance costs for high-price rotables are recognized as current period expenses immediately when occurred.

2.9.2 In respect of aircraft consumables for aircrafts which are still in use, provision for impairment is made based on aging analysis and corresponding percentage at the end of each period. For those of the aircrafts no longer in use, provision for impairment is made at the lower of the realizable value and carrying amount.

2. Principal Accounting Policies and Accounting Estimations (Cont'd)

2.10 Long-term Investment

2.10.1 Long-term equity investment (including stock investment and other equity investment) is recorded at the actual cost after deducting cash dividends which have been declared but unpaid at the time of acquisition or at the price agreed upon by relevant parties. The equity method is applied wherever the Company can control, jointly control or has significant influence over the investee enterprise (usually when the Company holds 20% or more voting capital of the investee enterprises or holds less than 20% of the voting capital but has significant influence over the investee enterprise). Otherwise, the cost method is applied. When equity method is adopted, the difference (referred to as "equity investment difference") between the initial investment cost and the Company's share of owners' equity of the investee enterprise should be amortized evenly over a period of 10 years and charged into corresponding year's income statement.

2.10.2 Long-term debt investment (including bond investment and other debt investment) is recorded at actual cost. The difference between actual cost and the nominal value of a bond investment is recognized as premium or discount. Interest from investment on bonds should be accrued periodically. The accrued interest revenue from investment on bonds, after adjustments of the amortization of premium or discount, should be recognized as investment income of the period.

2.10.3 The long-term investment is recorded at the lower of carrying amount and recoverable amount at the end of each period. If the recoverable amount of a long-term investment is lower than its carrying amount as a result of a continuing decline in market value or deterioration in operating conditions of the investee enterprise, the Company shall make provision for impairment on long-term investment on an individual item basis and charge into the current period.

2.11 Fixed Assets and Depreciation

2.11.1 Fixed assets refer to those tangible assets whose useful life is over 1 year, with a high unit price and can be held physically to realize its benefits during the course of use. Fixed assets are recorded at actual acquisition cost. Fixed assets held under financial lease are recorded at net contract price and other actual incidental cost incurred. The corresponding long-term liabilities are determined by the total financing amount stipulated in such financing contracts as lease agreement and loan agreement signed by the Company and lessor. The financing expenses are apportioned during the course of leasehold at actual interest rate.

If no impairment has occurred, the depreciation is provided on a straight-line basis according to the following useful lives and estimated residual value.

2. Principal Accounting Policies and Accounting Estimations (Cont'd)

2.11 *Fixed Assets and Depreciation (Cont'd)*

	Useful lives	Residual value rate
Aircraft and engines attached	20 years	5%
Standby engines	20 years	0%
Buildings	15-35 years	3%
Vehicles and electronic devices	5-6 years	3%
Other Equipment	5-20 years	3%

When impairment occurs, the depreciation is provided on an individual item basis based on the net book value after deducting impairment and residual useful lives.

2.11.2 Fixed assets which have been or will be put into other use, or will not be in operation or will be disposed are recorded at the lower of carrying amount and recoverable amount at the end of each period. The recoverable amounts depend on the future cashflows generated by the assets or the estimates made by the management according to the current market situation. When the recoverable amounts have declined below their carrying amounts, the Company shall make provision for impairment of fix assets at the end of the period on an individual item basis and charge to the current period.

2.12 *Construction-in-Progress*

2.12.1 Construction-in-progress is accounted for on an individual item basis at the actual cost. Upon completion and readiness for use, the cost of construction-in-progress is to be transferred to the account of Fixed Assets. Interests incurred in connection with specific borrowings and relevant exchange differences for the purpose of construction-in-progress should be capitalized as part of the cost when the project is not ready for intended use. Interests incurred and exchange differences after the project is ready for use should be recognized as current period expenses.

2.12.2 Construction-in-progress is recorded at the lower of carrying amount and recoverable amount at the end of each period. The Company shall make provision for impairment of construction-in-progress at the excess of the carrying amount over its recoverable amount on an individual item basis and charge to the current period.

2. Principal Accounting Policies and Accounting Estimations (Cont'd)

2.13 Valuation and Amortization of Intangible Assets

2.13.1 The intangible assets of the Company refer to non-monetary long-term assets without physical substance held for the purpose of rendering service, rental or for administrative purposes. The intangible assets of the Company mainly include land use right and premise use right. The intangible assets are recorded at actual acquisition cost and amortized over its expected useful life under straight-line method.

2.13.2 The intangible asset of the Company is recorded at the lower of carrying amount and recoverable amount at the end of each period. The Company shall make provision for impairment of intangible asset at the excess of the carrying amount over its recoverable amount on an individual item basis and charge to the current period.

2.14 Long-term Amortization Charges

Long-term amortization charges refer to the expenses that will be amortized after formal operation or the amortization period is over one year. All long-term amortization charges are amortized evenly over its estimated beneficial period except organization cost, which will be charged to the income statement of the month during which formal operation starts.

2.15 Overhaul Expenses of Aircraft and Engines

The overhaul expenses refer to D criteria overhaul and higher grade of maintenance for aircrafts owned by the Company or held under finance lease or operating lease. The overhaul expenses of self-owned aircraft and aircraft held under finance lease are charged into the current profit when incurred. The overhaul expenses for aircraft under operating lease are accrued according to lease contract or at a certain percentage for different types of aircraft (the ratio of actual flying hours and estimated flying hours between overhauls). The actual overhaul expenses will offset against the accrued amount. The other daily maintenance expenses of aircraft and engines will be charged into the current income statement.

2.16 Sales in Advance of Carriage

The sales in advance of carriage (SIAC) are mainly sales proceeds for transportation of passengers, cargo, mail and overweight luggage with tickets of the Company, which are to be settled later. The sales in advance of carriage are classified into international and domestic under categories of passenger, cargo and mail for tickets sold in different years. The balance of SIAC is transferred out upon delivery of service by the Company or other airlines with uplifted coupons or billing list by other airlines as evidence.

According to the *Accounting Treatment for Civil Aviation Industry* with the circular number Cai-kuai [2003]18, the Company acknowledges those SIAC balances of both domestic and international sales over settlement period as "over settlement balance" and transfers it into non-operating revenue of this year.

2. Principal Accounting Policies and Accounting Estimations (Cont'd)

2.17 Retirement Benefits and Medical Insurance

2.17.1 Retirement Benefits

The Company participates in defined contribution retirement schemes regarding pension for employees organized by the governments of respective provinces. The Company and employees turn in social pension at a certain percentage of the total salaries of last year recognized by government to social welfare agent. In addition, the Company provides retirees with living allowance and transportation subsidies as well as other welfare. The post-retirement benefit expenses are recognized in the current profit and loss.

2.17.2 Medical Insurance

Except Shanghai Headquarters, its subsidiaries (except China Eastern Airlines Jiangsu Co. Ltd.), Northwest, Anhui and Ningbo Branches, the branches in other provinces and China Eastern Airlines Jiangsu Co. Ltd. have not participated in the social medical insurance scheme introduced by local governments. The Company and employees that have participated in the scheme contribute a certain percentage of the total salaries of last year to local social welfare agent. For those that have not participated in the social medical insurance scheme, the actual medical expenses are recognized in the current profit and loss when incurred.

2.18 Revenue

2.18.1 The Company's revenue from rendering transportation service of passengers, cargo and mails is recognized upon delivery of the service with uplifted coupons as evidence.

The commission income from other carriers in respect of sales made by the Company is recognized upon billing by other carriers.

Ground service income is recognized as other operating revenue upon rendering of services.

2.18.2 The interest income and royalty arising from the use by others of the assets held by the Company is recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and the amount of the revenue can be measured reliably.

2.18.3 Incidental Items

Incidental Items refer to the revenue charged from customers in addition to the air ticket price, including insurance and oil expenses. In terms of those tickets sold by the Company but performed by other airlines, the incidental revenue received does not need to be paid to the other airlines, it will be charged to profit and loss statement after receiving billing notice from other airlines.

2. Principal Accounting Policies and Accounting Estimations (Cont'd)

2.19 Frequent Flyer Program

The policy of FFP implemented by the Company entitle free travel award to customers based on their accumulated mileage when unsold tickets are available. Extra costs incur as a result of the policy. The company adopts incremental cost methods to estimate the cost of the program. The estimated incremental cost is recognized as an expense in the income statement and accrued as a liability in the balance sheet. As members redeem awards or their entitlements expire, the incremental cost liability is reduced accordingly.

2.20 Income Tax

Tax effects of taxable temporary timing differences are recognized as deferred income tax liabilities. Tax effects of deductible temporary timing differences are recognized as deferred income tax assets.

2.21 Basis of Consolidated Statements

2.21.1 Consolidation Scope: According to "Notice on the Distribution of 'Provisional Regulation on Consolidation of Financial Statements'" (1995) issued by Ministry of Finance and regulations of CKZ(96) No. 2 "Answer to Questions about Consolidation Scope", the consolidation scope of the Company includes all subsidiaries under control and associated companies under joint control, except those companies that have already been closed down, merged, declared in the process of liquidation or bankruptcy, intended to be sold in the near future or have an insignificant influence on consolidation.

2.21.2 Consolidation Method: The consolidated financial statements are prepared on the basis of the financial statements of the Company and its subsidiaries within consolidation scope and other relevant information. The equity investment and the corresponding portion of the owner's equity of the invested entities, the claims and liabilities, as well as all material transactions between or among them have been eliminated. The financial statements of the associate companies are consolidated in proportion.

3. Taxation Items

3.1 Business Tax

The business tax of transportation, ground service and commissions is levied at 3% of the income.

The business tax of maintenance and other services is levied at 5% of the income.

3.2 Value-added Tax

The value-added tax is levied at 4% of the material transfer income.

3. Taxation Items (Cont'd)

3.3 City Construction Tax

The city construction tax is levied at 7% of the circular tax.

3.4 Income Tax

The income tax is calculated at applicable income tax rate and taxable income of the period. According to circular HSEC(2001)104 of Shanghai State Taxation Bureau, the Company enjoys the preferential policy of Pudong New Area since July 1, 2001 and the applicable income tax rate is reduced to 15%. The income tax rate of the subsidiaries included in consolidated scope is as follows:

Company	Income tax rate	Notes
China Eastern Airlines Jiangsu Co. Ltd.	33%	
China Cargo Airlines Co., Ltd.	15%	
Shanghai Eastern Flight Training Co., Ltd.	15%	
Shanghai Eastern Airlines Investment Co., Ltd.	15%	
Shanghai East Aircraft Maintenance Co., Ltd.	15%	
Eastern Airlines Hotel Co., Ltd.	33%	
Shanghai Eastern Airlines Logistics Co.,Ltd	15%	Exempt from income tax
Eastern (Shantou) Economic Development Co., Ltd.	33%	
Shanghai Eastern Fudart Transportation Services Co., Ltd.	15%	
Shanghai Eastern Airlines Swire investment Co., Ltd.	33%	

3.5 Education Tax

The education tax is calculated at 3% of the circular tax.

4. Stock-held Subsidiaries and Associated Companies

No.	Name of Investee Company	Registered Capital (10,000)	Scope of Business	Total Investment (10,000)	Share-holding Percent
1	China Eastern Airlines Jiangsu Co., Ltd.	88,000.00	Air transportation of passengers, cargo, mails and luggage over domestic air routes and approved overseas routes	54,917.82	62.56%
2	Shanghai Eastern Flight Training Co., Ltd.	47,300.00	Training for flying crew and other related personnel	44,935.00	95%
3	Eastern Airlines Hotel Co., Ltd.	7,000.00	Sales of food, knitwear & hardware	6,010.00	85.86%
4	China Cargo Airlines Co., Ltd.	95,000.00	Air transportation of cargo & mails, air catering, sales of tourist goods, hotel, catering and entertainment	66,500.00	70%
5	Eastern (Shantou) Economic Development Co., Ltd.	1,000.00	Production & sales of aviation products, hardware, chemical materials	550.00	55%
6	Shanghai Eastern Airlines Investment Co., Ltd.	41,250.00	Investment and relevant consultation	40,752.00	98.79%
7	Shanghai Eastern Airlines Logistics Co.,Ltd	20,000.00	Cargo consignation, ground service, transportation service, storage, property management	13,867.48	69.30%
8	Jiangnan Tourism (HK) Co.	64.11	Tour services	44.88	70%
9	Eastern Airlines Jiangsu Advertisement Co., Ltd.	30.00	Design and making of advertisement in domestic broadcast and newspapers	30.00	100%
10	Jiangsu Suying Labor Service Co., Ltd.	16.60	Labor service, labor agent, labor information consultation and training	14.94	90%

4. Stock-held Subsidiaries and Associated Companies (Cont'd)

No.	Name of Investee Company	Registered Capital (10,000)	Scope of Business	Total Investment (10,000)	Share-holding Percent
11	Eastern Airlines Jiangsu Co., Ltd. Food Trade Co.	49.80	Shut down	49.80	100%
12	Jiangsu Eastern Airlines Trade Co., Ltd.	200.00	Shut down	110.00	55%
13	Jiangsu Eastern Airlines Industrial Co., Ltd.	22.86	Shut down	16.01	70%
14	Shanghai Dongwei Aviation Transportation Service Co., Ltd	300.00	Land cargo transportation and storage service	195.00	65%
15	Shanghai Eastern Fudart Transportation Services Co., Ltd.	USD100.00	Agent services for transportation of imp. & exp. cargo by air or sea	291.13	51%
16	Shanghai East Aircraft Maintenance Co., Ltd.	USD310.00	airline reparing service	USD186.00	65%
17	Shanghai Eastern Airlines Swire investment Co., Ltd.	USD3000.00	civil aviation transportation and investment in the related field	USD225.00	50%
18	Shanghai Technologies Aerospace Co., Ltd.	USD7300.00	Airline inspect, maintenance, overhaul, etc.	5,187.00	51%

Among the above subsidiaries, No.1, No.2, No. 3, No. 4, No. 5, No. 6, No. 7, No. 15, No. 16 and No.17 have been included in the consolidation scope, No. 11, No. 12, and No. 13 have been shut down and are not included in the consolidation scope; No. 8, No. 9, No.10, and No. 14 have no significant influence on the financial position and are not included in the consolidation scope for the reason that the total assets, operating revenue, and net profit of these companies represent less than 10% of those of the parent company. Notwithstanding over 50% shareholdings, No.18 is not included in the consolidation scope due to the lack of substantial control. Whereas the operating income of Eastern (Shantou) Economic Development Co., Ltd has a great growth, it is included in the consolidation scope.

5. Notes to Main Items of Financial Statements

(All amounts are in RMB Yuan; the notes are explanations to major items of consolidated financial statements except otherwise specified)

5.1 Monetary Fund

	Ending Balance			Beginning Balance		
Item	Original Currency	Exchange Rate	RMB Equivalent	Original Currency	Exchange Rate	RMB Equivalent
Cash			4,615,220.16			3,048,203.94
Bank Deposit			1,762,087,843.51			1,635,609,200.98
RMB	1,405,326,284.69	1.00000	1,405,326,284.69	1,328,627,356.53	1.00000	1,328,627,356.53
USD	14,212,657.29	8.07020	114,698,986.95	13,861,220.47	8.27650	114,722,391.22
JPY	1,113,482,522.00	0.06872	76,514,064.98	690,473,198.00	0.07970	55,031,404.35
HKD	833,219.65	1.04030	866,798.40	-	1.06370	-
EUR	3,862,603.92	9.57970	37,002,586.77	2,346,005.76	11.26270	26,422,359.07
SGD	3,219,259.72	4.85430	15,627,252.46	4,304,794.41	5.05500	21,760,735.74
KRW	1,617,815,727.00	0.00797	12,889,137.90	2,865,582,404.00	0.00799	22,893,137.83
THB	7,835,690.25	0.19670	1,541,280.27	76,992,681.93	0.21220	16,337,847.11
NZD	259,552.98	5.50310	1,428,346.00	772,678.39	5.94005	4,589,748.27
AUD	3,169,541.88	5.90660	18,721,216.07	2,081,969.28	6.44280	13,413,711.68
INR	52,581,872.97	0.17902	9,413,206.90	16,632,923.51	0.18970	3,155,265.59
GBP	1,741,951.96	13.34499	23,246,331.49	1,100,576.16	15.93100	17,533,278.80
MYR	3,093,548.70	2.13537	6,605,867.99	2,831,267.12	2.17831	6,167,377.48
CAD	2,198,563.44	6.96310	15,308,817.09	720,782.57	6.87390	4,954,587.31
RUB	34,862,196.79	0.28035	9,773,686.59			
VND	915,157.00	0.00051	463.98			
BDT	107,835,848.96	0.12170	13,123,514.98			
Other Monetary Fund			2,487,832,626.49			2,202,802,715.61
Total			**4,254,535,690.16**			**3,841,460,120.53**

The other monetary fund includes restricted overseas deposit equivalent to RMB 2.193 billion for the payment of financial lease payable, including USD27.68 million equivalent to RMB 223.38 million, DEM 193.42 million equivalent to RMB 947.37 million, and JPY 14,849.81 million equivalent to RMB 1,020.42 million.

The deposits in Eastern Air Group Finance Co., Ltd amounts to RMB 415 million.

5. Notes to Main Items of Financial Statements (Cont'd)

5.2 Current Investment

	Ending Balance			Beginning Balance		
	Book Value	Provision	Net Book Value	Book Value	Provision	Net Book Value
Stock Investment	-	-	-	-	-	-
Other Investment	216,350,939.49	-	216,350,939.49	413,042,752.71	-	413,042,752.71
	216,350,939.49	**-**	**216,350,939.49**	**413,042,752.71**	**-**	**413,042,752.71**

The Company entrusts ICBC Shanghai Branch and CCB Shanghai No.1 Sub-branch to manage its short-term foreign exchange investment with its self-owned foreign exchange. The interest rate for USD is 1.15%-4.32625% and the maturity is Jan 4, 2006. These investments have been refunded by the issuing date of the financial reports.

The ending balance of short investment is 47.62% less than that of last year due to the decrease of foreign exchange investment in USD.

5.3 Accounts Receivable

5.3.1 Consolidated

	Ending Balance				Beginning Balance			
Aging	Amount	Percentage (%)	Provision for Bad Debts	Net Amount	Amount	Percentage (%)	Provision for Bad Debts	Net Amount
Within 1 Year	1,591,182,017.85	90.28	4,988,044.83	1,586,193,973.02	1,774,161,359.86	94.62	4,975,466.16	1,769,185,893.70
In the Second Year	43,952,366.69	2.49	4,231,287.08	39,721,079.61	3,558,164.93	0.19	342,666.24	3,215,498.69
In the Third Year	12,163,680.36	0.69	6,518,652.34	5,645,028.02	13,507,663.17	0.72	8,513,820.52	4,993,842.65
In the Fourth Year	26,296,675.78	1.49	13,560,221.44	12,736,454.34	6,896,720.18	0.37	6,225,781.96	670,938.22
In the Fifth Year	8,617,758.58	0.49	5,793,320.73	2,824,437.85	41,598,498.29	2.22	40,663,481.15	935,017.14
Above 5 Years	80,326,346.37	4.56	75,153,812.17	5,172,534.20	35,187,705.59	1.88	33,767,925.18	1,419,780.41
Total	**1,762,538,845.63**	**100.00**	**110,245,338.59**	**1,652,293,507.04**	**1,874,910,112.02**	**100.00**	**94,489,141.21**	**1,780,420,970.81**

Among the above accounts receivable, there is no amount due from shareholder holding over 5% (including 5%) of the Company's share capital.

The top 5 debtors owe a total amount of RMB 460 million, accounting for 26.12% of the total ending balance.

5. Notes to Main Items of Financial Statements (Cont'd)

5.3 *Accounts Receivable (Cont'd)*

5.3.2 Parent Company

	Ending Balance				Beginning Balance			
Aging	Amount	Percentage (%)	Provision for Bad Debts	Net Amount	Amount	Percentage (%)	Provision for Bad Debts	Net Amount
Within 1 Year	1,449,759,656.43	90.04	4,349,278.97	1,445,410,377.46	1,557,470,337.88	94.50	4,681,908.05	1,552,788,429.83
In the Second Year	42,058,034.54	2.61	4,136,570.46	37,921,464.08	2,589,020.41	0.16	129,451.02	2,459,569.39
In the Third Year	12,080,880.36	0.75	6,378,732.34	5,702,148.02	13,507,462.25	0.82	9,292,165.57	4,215,296.68
In the Fourth Year	26,229,475.78	1.63	13,550,141.44	12,679,334.34	1,283,230.67	0.08	977,573.41	305,657.26
In the Fifth Year	3,071,904.07	0.19	1,555,941.37	1,515,962.70	38,900,035.54	2.36	37,932,300.36	967,735.18
Above 5 Years	76,848,821.91	4.78	71,676,287.71	5,172,534.20	34,440,828.93	2.08	33,005,056.52	1,435,772.41
Total	**1,610,048,773.09**	**100.00**	**101,646,952.29**	**1,508,401,820.80**	**1,648,190,915.68**	**100.00**	**86,018,454.93**	**1,562,172,460.75**

Among the above accounts receivable, no amount is due from shareholder holding over 5% (including 5%) of the Company's share capital.

The top 5 debtors owe a total amount of RMB 915 million, accounting for 56.84% of the total ending balance.

5.4 *Other Receivables*

5.4.1 Consolidated

	Ending Balance				Beginning Balance			
Aging	Amount	Percentage (%)	Provision for Bad Debts	Net Amount	Amount	Percentage (%)	Provision for Bad Debts	Net Amount
Within 1 Year	583,884,424.11	57.58	19,650,105.16	566,409,283.23	667,357,170.68	68.75	13,355,343.01	654,001,827.67
In the Second Year	126,097,940.26	12.38	11,847,883.29	114,250,056.97	102,052,129.97	10.51	11,192,044.11	90,860,085.86
In the Third Year	98,353,213.68	9.66	13,076,355.60	85,276,858.08	73,931,069.10	7.62	13,606,374.04	60,324,695.06
In the Fourth Year	81,900,935.45	8.05	16,890,912.11	65,010,023.34	25,247,172.09	2.60	5,396,074.92	19,851,097.17
In the Fifth Year	8,104,296.05	0.80	1,620,859.21	6,483,436.84	30,382,629.44	3.13	13,409,169.24	16,973,460.20
Above 5 Years	117,378,380.21	11.53	85,228,910.80	32,149,469.41	71,780,769.50	7.39	55,395,192.73	16,385,576.77
Total	**1,015,719,189.76**	**100.00**	**148,315,026.17**	**869,579,127.87**	**970,750,940.78**	**100.00**	**112,354,198.05**	**858,396,742.73**

5. Notes to Main Items of Financial Statements (Cont'd)

5.4 *Other Receivables (Cont'd)*

Among the year-end balance, RMB 50.34 million is due from Eastern Air Group Company, a shareholder holding 62% of the Company's share capital. (The included RMB 50.24 million is the excess amount between agreement price and actual settlement price regarding the acquisition of aviation service assets of China Eastern Airlines North West Company and China Eastern Airlines Yunnan Company from Eastern Air Group Company. This excess payment has been paid back on Mar. 21, 2006.)

The top 5 debtors owe a total amount of RMB132 million, accounting for 13.02% of the total ending balance.

5.4.2 Parent Company

	Ending Balance				Beginning Balance			
Aging	Amount	Percentage (%)	Provision for Bad Debts	Net Amount	Amount	Percentage (%)	Provision for Bad Debts	Net Amount
Within 1 Year	593,601,100.18	63.82	19,696,528.83	573,904,571.35	777,145,595.21	55.08	12,151,356.79	764,994,238.42
In the Second Year	108,599,171.25	11.67	9,547,331.99	99,051,839.26	475,662,773.92	33.71	6,866,722.06	468,796,051.86
In the Third Year	63,926,809.57	6.87	8,594,399.18	55,332,410.39	70,666,967.95	5.01	10,687,624.76	59,979,343.19
In the Fourth Year	78,623,056.64	8.45	13,958,457.02	64,664,599.62	25,042,948.09	1.77	5,365,441.32	19,677,506.77
In the Fifth Year	7,875,370.05	0.85	1,575,074.01	6,300,296.04	19,822,845.25	1.40	3,964,569.05	15,858,276.20
Above 5 Years	77,604,517.00	8.34	46,601,654.50	31,002,862.50	42,823,077.00	3.03	26,593,887.23	16,229,189.77
Total	**930,230,024.69**	**100.00**	**99,973,445.53**	**830,256,579.16**	**1,411,164,207.42**	**100.00**	**65,629,601.21**	**1,345,534,606.21**

Among the year-end balance, RMB 50.34 million is due from Eastern Air Group Company, a shareholder holding 62% of the Company's share capital. (The included RMB 50.24 million is the excess amount between agreement price and actual settlement price regarding the acquisition of aviation service assets of China Eastern Airlines North West Company and China Eastern Airlines Yunnan Company from Eastern Air Group Company. This excess payment has been paid back on Mar. 21, 2006.)

The top 5 debtors owe a total amount of RMB 249 million, accounting for 26.79% of the total ending balance.

The ending balance is 33.93% lower than that of the previous year, resulting from the fact that the procedures for capital increase of the subsidiary company, China Eastern Airlines Jiangsu Co. Ltd., was completed, and the capital initially recorded in other receivables is transferred to long-term equity investment.

5. Notes to Main Items of Financial Statements (Cont'd)

5.5 Prepayments

Aging	Ending Balance Amount	Ending Balance Percentage (%)	Beginning Balance Amount	Beginning Balance Percentage (%)
Within 1 Year	73,600,702.56	85.12	32,142,313.83	100
In the Second Year	12,481,123.88	14.43	–	–
In the Third Year	393,065.07	0.45	–	–
In the Forth Year	3,973.11	–	–	–
Total	**86,478,864.62**	**100**	**32,142,313.83**	**100**

Among the year-end balance of prepayment, there is no amount due from shareholder holding over 5% (including 5%) of the Company's share capital.

The ending balance is 169.05% higher than that of the previous year, mainly results from an increase of prepayments for the purchase of aviation equipment.

5.6 Inventory

Item	Ending Balance			Beginning Balance		
	Provision for Impairment	Net Value	Provision for Impairment	Net Value	Provision for Impairment	Net Value
Aircraft Consumables	1,405,439,120.10	434,960,088.30	970,479,031.80	979,931,729.94	467,100,745.16	512,830,984.78
High-price Rotables	1,113,173,714.03	63,099,197.30	1,050,074,516.73	783,011,490.52	157,981,281.51	625,030,209.01
Common Appliance	66,630,340.80	-	66,630,340.80	21,421,794.96	-	21,421,794.96
Materials purchase	33,622,372.25	-	33,622,372.25	4,881,860.71	-	4,881,860.71
Low-price Consumables	2,705,210.71	-	2,705,210.71	904,209.27	-	904,209.27
Sub-contracted materials	-	-	-	1,152,589.22	-	1,152,589.22
Others	451,788.43	-	451,788.43	11,124,822.01	-	11,124,822.01
Total	**2,622,022,546.32**	**498,059,285.60**	**2,123,963,260.72**	**1,802,428,496.63**	**625,082,026.67**	**1,177,346,469.96**

The ending balance of inventory is 45.47% higher than that of the previous year, mainly resulting from the acquisition of the airline business and related assets of China Eastern Airlines Northwest Company and China Eastern Airlines Yunnan Company affiliated to Eastern Air Group Company.

5. Notes to Main Items of Financial Statements (Cont'd)

5.7 *Expenses to be Amortized*

Category	Ending Balance	Beginning Balance
Aircraft operating Lease obligations	181,388,755.31	107,172,119.38
Duties and value-added tax of aircraft under operating lease	3,425,775.65	17,516,449.17
Others	4,576,962.02	762,528.47
Total	**189,391,492.98**	**125,451,097.02**

The ending balance of expenses to be amortized is 50.97% higher than that of previous year, which is mainly due to the acquisition of aviation business and related assets of China Eastern Airlines Northwest Company and China Eastern Airlines Yunnan Company, affiliates of Eastern Air Group Company. The acquisition results in the increase of operating leased aircraft, which consequently increases the future operating lease expenses.

5.8 *Long-term Equity Investment*

5.8.1 Consolidated

	Ending Balance			Beginning Balance		
Item	**Book Value**	**Provision**	**Net Book Value**	**Book Value**	**Provision**	**Net Book Value**
Long term Equity Investment (Equity Method)	736,648,873.59	1,758,050.62	734,890,822.97	644,197,732.95	1,758,050.62	642,439,682.33
Subsidiaries	4,758,732.13	1,758,050.62	3,000,681.51	5,774,407.17	1,758,050.62	4,016,356.55
Associated companies	39,647,624.63	-	39,647,624.63	-	-	-
Affiliated companies	692,242,516.83	-	692,242,516.83	638,423,325.78	-	638,423,325.78
Long term Equity Investment (Cost Method)	33,166,028.14	-	33,166,028.14	34,526,309.94	-	34,526,309.94
Stock Investment	563,040.00	-	563,040.00	360,000.00	-	360,000.00
Other Long term Equity Investment	32,602,988.14	-	32,602,988.14	34,166,309.94	-	34,166,309.94
Consolidation Difference	-6,334,788.19	-	-6,334,788.19	-1,653,640.63	-	-1,653,640.63
Total	**763,480,113.54**	**1,758,050.62**	**761,722,062.92**	**677,070,402.26**	**1,758,050.62**	**675,312,351.64**

5. Notes to Main Items of Financial Statements (Cont'd)

5.8 Long-term Equity Investment (Cont'd)

5.8.1 Consolidated (Cont'd)

5.8.1.1 Stock investment

1. Other equity investment

						Profit & loss Adjustment			Investment Provision			
Investee Company	Investment Period	Percentage	Investment Cost	Beginning Balance(1)	Additional Investment(2)	Movement(3)	Cash bonus(4)	Accumulated movement (5)	Movement(6)	Accumulated Movement(7)	Ending Balance(8)=(1)+(2)+(3)+(4)+(6)	Provision
Shanghai Eastern Air Catering Co., Ltd.	20 years	45.00%	157,500,000.00	170,997,901.10		19,134,261.88		32,501,436.64		130,726.34	190,132,162.98	-
Shanghai Technologies Aerospace Co., Ltd.	20 years	51.00%	51,872,256.65		51,872,256.65	-12,224,632.02		-12,224,632.02	-	-	39,647,624.63	-
Shanghai Eastern Union Aviation Wheels & Brakes Overhaul Engineering Co.	12 years	40.00%	10,709,475.40	23,852,219.52		6,122,567.99	-3,000,000.00	16,265,309.11			26,974,787.51	-
Eastern China Kaiya System Integration Co., Ltd.	No promise	41.00%	4,100,000.00	20,999,891.86		6,851,362.13	-2,050,000.00	21,701,253.99			25,801,253.99	-
Shanghai Hongpu Civil Airport Communications Co., Ltd.	10 years	30.00%	7,500,000.00	7,538,770.14		43,085.98		81,856.12			7,581,856.12	-
Eastern Airlines Development (HK) Co., Ltd.	10 years	40.00%	5,332,199.03		5,332,199.03	383,703.42		383,703.42			5,715,902.45	-
Eastern Air Group Finance Co., Ltd.	20 years	25.00%	111,902,188.77	115,047,384.89		2,205,935.77		5,351,134.89	5,423.64	5,423.64	117,258,747.30	-
China Eastern Airlines Wuhan Co., Ltd.	30 years	40.00%	163,567,943.69	31,693,622.81		-18,661,493.39		-150,673,961.17	57,069.46	195,216.36	13,089,196.86	-
Eastern Aviation Advertising Service Co	No promise	45.00%	13,109,263.18	11,898,648.18		1,843,445.72	-734,468.58	-124,270.26		22,632.40	13,007,625.32	-
China Eastern Airlines Import and Export Co. Ltd	No promise	45.00%	55,861,308.15	45,393,122.98		14,646,205.95	-486,338.04	3,693,682.74			59,554,990.89	-
Shanghai Dongmei Aviation Travel Co., Ltd.	10 years	45.00%	15,103,698.74	17,076,299.10		875,088.57		2,847,688.93			17,951,387.67	-
Shanghai Collins Aviation Maintenance Service Co., Ltd.	10 years	35.00%	21,122,652.33	13,300,785.02		1,608,467.11		-6,213,400.20			14,909,252.13	-
Xi'an Kaiya Information Co., Ltd.	No promise	32.00%	1,826,880.40		1,826,880.40	85,948.39		85,948.39			1,912,828.79	-
Yunnan Kaiya Information Co., Ltd.	No promise	49.00%	4,631,748.78		4,631,748.78	1,006,471.66	-490,300.00	516,471.66			5,148,220.44	-
Shanghai Dongwei Aviation Transportation Service Co., Ltd.	20 years	65.00%	1,950,000.00	1,950,000.00		-495,701.54		-495,701.54			1,454,298.46	-
Eastern Union Freight (HK) Co., Ltd.	No promise	41.00%	2,843,441.91	6,063,757.47	1,630,170.91	467,734.22	-1,739,548.00	3,478,672.69			6,422,114.60	-
Shanghai Longji International Freight Co., Ltd.	20 years	45.00%	545,069.25		545,069.25						545,069.25	-
Qingdao Liuting Int'l Airport Co., Ltd.	30 years	25.00%	112,500,000.00	112,500,000.00		-9,750,000.00					102,750,000.00	-
Jiangsu Eastern Air Catering Co., Ltd.	3 years	100.00%	498,000.00	498,000.00							498,000.00	498,000.00
Jiangsu Eastern Airlines Trade Co., Ltd.	15 years	55.00%	1,100,000.00	1,100,000.00							1,100,000.00	1,100,000.00
Jiangsu Eastern Airlines Industrial Co., Ltd.	19 years	70.00%	160,050.62	160,050.62							160,050.62	160,050.62
Jiangnan Tourism (Hong Kong) Co.	No promise	70.00%	448,770.00	557,732.78		-144,409.09					413,323.69	-
Eastern Airlines Jiangsu Advertisement Co., Ltd.	No promise	100.00%	300,000.00	397,228.17		73,467.34					470,695.51	-
Jiangsu Suying Labor Service Co., Ltd.	10 years	90.00%	149,400.00	605,107.48		57,256.37					662,363.85	-
Jiangsu Huayu General Aviation Co., Ltd.	No promise	27.27%	30,000,000.00	-	30,000,000.00	-1,223,408.81					28,776,591.19	-
Jiangsu Eastern Airlines International Travel Agency Co., Ltd.	30 years	45.00%	2,700,000.00	2,425,501.04	-	332,736.18	-	-	-	-	2,758,237.22	-
				584,056,023.16	95,838,325.02	13,240,096.83	-8,500,354.62	-82,824,806.61	62,493.10	353,998.74	684,696,583.49	1,758,050.62

5. Notes to Main Items of Financial Statements (Cont'd)

5.8 *Long-term Equity Investment (Cont'd)*

5.8.1 Consolidated (Cont'd)

2. Equity Investment Difference

Investee Company	Original Amount	Amortization Period	Current Period Amortization	Remaining Amount	Reason
Eastern Air Group Finance Co., Ltd.	-5,538,188.77	10 years	-553,818.88	-2,769,094.37	Note 1
China Eastern Airlines Wuhan Co., Ltd.	76,432,056.31	10 years	7,643,205.60	50,317,770.48	Note 2
Eastern Aviation Advertising Service Co.	2,506,504.11	10 years	250,650.41	1,754,552.88	Note 1
China Eastern Airlines Import and Export Co. Ltd	1,451,744.40	10 years	145,174.44	1,016,221.08	Note 1
Jiangsu Eastern Airlines International Travel Agency Co., Ltd.	1,979,200.00	10 years	197,920.00	1,632,840.03	Note 1
Total			**7,683,131.57**	**51,952,290.10**	

Note 1: The transaction price is determined with reference to evaluated net assets. The difference between evaluated net assets and the carrying amount of net assets of subsidiaries is accounted for as equity investment difference.

Note 2: The former Wuhan Airlines joined the incorporation of China Eastern Airlines Wuhan Co., Ltd. with its evaluated net assets. Part of them are not recognized according to the accounting policy of the Company and the net assets on contribution date are adjusted accordingly.

5.8.1.2 Long term Equity Investment (Cost Method)

1. Stock Investment

			Ending Balance		
Item	**Type of shares**	**Volume**	**Book Value**	**Provision**	**Market Value**
Huning Expressway Co., Ltd.	Legal Person Shares	200,000.00	360,000.00	–	1,276,000.00
Shaanxi International Trust & Investment Co., Ltd. (A)	Legal Person Shares	216,000.00	203,040.00	–	907,200.00
Total			**563,040.00**	**-**	**2,183,200.00**

5. Notes to Main Items of Financial Statements (Cont'd)

5.8 Long-term Equity Investment (Cont'd)

5.8.1 Consolidated (Cont'd)

5.8.1.2 Long term Equity Investment (Cost Method) (Cont'd)

2. Other Equity Investment

Investee Company	Investment Period	% of Shareholders' Equity	Ending Balance Book Value	Ending Balance Provision
Eastern Airlines Hotel Co., Ltd	20 years	19.94%	21,968,325.52	-
Eastern Airlines Real Estate Co., Ltd	15 years	5.00%	5,000,000.00	-
CAAC Information Network Co., Ltd.	Not defined	0.30%	4,090,000.00	-
Eastern China Hainan Kaiya System Integration Co., Ltd.	Not defined	4.16%	544,662.62	-
Hengtai Insurance Brokerage Co., Ltd.	Not defined	3.33%	1,000,000.00	-
Total			**32,602,988.14**	**-**

5.8.1.3 Consolidation difference

Investee Company	Original Amount	Amortization Period	Current Period Amortization	Remaining Amount
Shanghai Eastern Fudart Transportation Services Co., Ltd.	-1,853,287.13	10 years	-183,586.67	-1,132,117.80
Eastern (Shantou) Economic Development Co., Ltd.	-8,178,296.39	10 years	-817,829.64	-4,906,977.83
Shanghai East Aircraft Maintain Co., Ltd.	-422,417.96	10 years	-42,243.60	-295,692.56
Total			**-1,043,659.91**	**-6,334,788.19**

5. Notes to Main Items of Financial Statements (Cont'd)

5.8 Long-term Equity Investment (Cont'd)

5.8.2 Parent Company

Item	Ending Balance Book Value	Ending Balance Provision for Impairment	Ending Balance Net Book Value	Beginning Balance Book Value	Beginning Balance Provision for Impairment	Beginning Balance Net Book Value
Long term Equity Investment						
(Equity Method)	3,257,322,292.51	-	3,257,322,292.51	2,965,007,204.42	-	2,965,007,204.42
Subsidiaries	2,668,317,003.34	-	2,668,317,003.34	2,449,403,897.18	-	2,449,403,897.18
Associated Companies	39,647,624.63	-	39,647,624.63	-	-	-
Affiliated Companies	549,357,664.54	-	549,357,664.54	515,603,307.24	-	515,603,307.24
Long term Equity Investment						
(Cost Method)	31,806,028.14	-	31,806,028.14	31,058,325.52	-	31,058,325.52
Stock Investment	203,040.00	-	203,040.00	-	-	-
Other Longterm Equity						
Investment	31,602,988.14	-	31,602,988.14	31,058,325.52	-	31,058,325.52
Long term Debt Investment	-	-	-	-	-	-
Total	**3,289,128,320.65**	**-**	**3,289,128,320.65**	**2,996,065,529.94**	**-**	**2,996,065,529.94**

5. Notes to Main Items of Financial Statements (Cont'd)

5.8 Long-term Equity Investment (Cont'd)

5.8.2.1 Long term Equity Investment (Equity Method)

1. Other Long Term Equity Investment

Investee Company	Investment Period	Percentage	Investment Cost	Beginning Balance(1)	Additional investment(2)	Profit & Loss Adjustment: Movement(3)	Profit & Loss Adjustment: Cash bonus(4)	Profit & Loss Adjustment: Accumulated movement (5)	Investment Provision: Movement(6)	Investment Provision: Accumulated Movement(7)	Ending Balance(8)=(1)+(2)+(3)+(4)+(6)
China Eastern Airlines Jiangsu Co.Ltd	No promise	62.56%	549,178,180.00	156,130,536.80	407,551,200.00	35,365,341.65		15,622,062.20	11,207,138.60	45,454,019.63	610,254,262.08
Shanghai Eastern Flight Training Co., Ltd.	50 year	95.06%	449 350 000.00	476,751,064.23		14,023,102.27		40,445,956.65		976,229.90	490,774,166.55
Eastern Airlines Hotel Co., Ltd.	30 year	86.86%	60 100,000.00	47,007,928.31		-3,499,393.39		-16,591,465.08			43,508,534.92
China Cargo Airlines Co., Ltd.	No promise	70.00%	636,000,000.00	1,161,789 900.73	315,000,000.00	-486,444,177.54	-210,000,000.00	3,636,101.98	-12,048,943.18	91,610,678.03	766,296,780.01
Shanghai Eastern Airlines Investment Co., Ltd.	20 year	98.79%	407,520,000.00	417,434,018.10		-9,503,058.84		380,959.26			407,900,959.26
Shanghai East Aircraft Maintenance Co., Ltd.	20 year	60.00%	15,394,662.00	11,402,223.62		412,733.69		-3 579 704.69			11,814,957.31
Eastern (Shantou) Economic Development Co., Ltd.	15 year	55.00%	10 928 296.39	8,339,080.01		1,816,292.48		-772,928.30			10,155,372.49
Shanghai Eastern Airlines Logistics Co.,Ltd	20 year	69.30%	138,674,833.20	176 641,818.96		156,172,802.15		194,139,787.91			332,814,621.11
Shanghai Technologies Aerospace Co., Ltd	20 year	51.00%	51,872,256.65		51,872,256.65	-12,224,632.02		-12,224,632.02	-	-	39,647,624.63
Shanghai Eastern Air Catering Investment Co., Ltd.	20 year	45.00%	157,500,000.00	170,997,901.10		19,134,261.83		32,501,436.64		180,726.34	190,132,162.93
Shanghai Eastern Union Aviation Wheels & Brakes Overhaul Engineering Co.	12 year	40.00%	10,709,478.40	26,852,219.52		8,122,567.99	-3,000,000.00	16,265,309.11			28,974,787.51
Eastern China Civil Aviation Kaiya System Integration Co., Ltd.	No promise	41.00%	4 100,000.00	20,999,891.86		6,651,362.13	-2,050,000.00	21,701,253.99			25,601,253.99
Shanghai Hongqu Civil Airport Communications Co., Ltd.	10 year	30.00%	7,500,000.00	7,533,770.14		48 085.98		81,856.12			7,581,856.12
Eastern Airlines Development (HK) Co., Ltd.	10 year	40.00%	5,332,199.03		5,332,199.03	383,703.42		383,703.42			5,715,902.45
Eastern Air Group Finance Co., Ltd.	20 year	25.00%	111,902,185.77	115,047,394.89		2,205,938.77		5,351,134.59	5,423.64	5,423.64	117,258,747.30
China Eastern Airlines Wuhan Co., Ltd.	30 year	40.00%	163,567,943.69	31,993,522.81		-18,661,493.39		-150,673,961.17	57,069.46	195,216.36	13,389,198.88
Eastern Aviation Advertising Service Co.	No promise	45.00%	13,109,263.13	11 988,648.18		1,843,445.72	-734,468.58	-124,270.26		22,632.40	13,097,625.32
China Eastern Airlines Import and Export Co. Ltd	No promise	45.00%	55 861,303.15	45,393,122.98		14,648,205.95	-486,338.04	3,693,682.74			59,554,990.89
Shanghai Dongmei Aviation Travel Co., Ltd.	10 years	45.00%	15,103,696.74	17,076,299.10		875,086.57		2,847,666.93			17,951,387.67
Shanghai Collins Aviation Maintenance Service Co., Ltd.	10 years	35.00%	21,122,652.33	13,330,785.02		1,608,467.11		-6,213,400.20			14,939,252.13
Xi'an Kaiya Information Co., Ltd.	No promise	32.00%	1,826,880.40		1,826,880.40	85,946.39		85,948.39			1,912,826.79
Yunnan Kaiya Information Co., Ltd.	No promise	49.00%	4,631,748.78	-	4,631,748.78	1,006,471.66	-490,000.00	516,471.66	-	-	5,148,220.44
				2,913,265,286.41	786,214,284.86	-269,733,935.34	-216,760,806.62	153,522,996.57	-779,316.48	138,396,926.55	3,212,205,512.83

Note 1: According to the board resolution of China Eastern Airlines Jiangsu Co. Ltd., its registered capital is increased from RMB 257.50 million to RMB 880.00 million. After capital increase, Nanjing Investment Co. will be the new shareholder. (The capital contribution of Nanjing Investment Co. is the land at Nanjing Lukou Airport where the office building of former Nanjing Airlines Ltd. Co., originally owned by Nanjing Investment Co., is located. The land is evaluated at RMB52 million.) The Company increases an investment of RMB 407,551,200, and the shareholding percentage is increased from 55% to 62.56%. China Eastern Airlines Jiangsu Co. Ltd.. obtained the new business license on September 29, 2005.

Note 2: According to the board resolution of China Cargo Airlines Co. Ltd., the Company and another shareholder increase their capital contribution by transferring undistributed profit to capital at the registered capital percentage (70% for the Company). The Company increases its capital by RMB315 million. China Cargo Airlines Co. Ltd. obtained the new business license on November 22, 2005.

5. Notes to Main Items of Financial Statements (Cont'd)

5.8 Long-term Equity Investment (Cont'd)

5.8.2 Parent Company (Cont'd)

5.8.2.2 Long term Equity Investment (Cost Method) (Cont'd)

2. Equity Investment Difference

Investee Company	Original Amount	Amortization Period	Current Amortization	Remaining Amount	Reason
Eastern Air Group Finance Co., Ltd.	-5,538,188.77	10 years	-553,818.88	-2,769,094.37	Note 1
China Eastern Airlines Wuhan Co., Ltd.	76,432,056.31	10 years	7,643,205.60	50,317,770.48	Note 2
Eastern Aviation Advertising Service Co.	2,506,504.11	10 years	250,650.41	1,754,552.88	Note 1
China Eastern Airlines Import and Export Co. Ltd	1,451,744.40	10 years	145,174.44	1,016,221.08	Note 1
Eastern (Shantou) Economic Development Co., Ltd.	-8,178,296.39	10 years	-817,829.64	-4,906,977.83	Note 1
Shanghai East Aircraft Maintenance Co., Ltd.	-422,417.96	10 years	-42,243.60	-295,692.56	Note 1
Total			**6,625,138.33**	**45,116,779.68**	

Note 1: The transaction price is determined with reference to evaluated net assets. The difference between evaluated net assets and the carrying amount of net assets of subsidiaries is accounted for as equity investment difference.

Note 2: The former Wuhan Airlines joined the incorporation of China Eastern Airlines Wuhan Co., Ltd. with its evaluated net assets. Part of them are not recognized according to the accounting policy of the Company and the net assets on contribution date are adjusted accordingly.

5.8.2.2 Long term Equity Investment (Cost Method)

1. Stock Investment

Stock Investment Item	Type of shares	Volume	Ending Balance Book Value	Ending Balance Provision	Ending Balance Market Value
Shaanxi International Trust & Investment Co., Ltd. (A)	Legal Person Shares	216,000.00	203,040.00		907,200.00

5. Notes to Main Items of Financial Statements (Cont'd)

5.8 *Long-term Equity Investment (Cont'd)*

5.8.2 Parent Company (Cont'd)

5.8.2.2 Long term Equity Investment (Cost Method) (Cont'd)

2. Other Equity Investment

Investee Company	Investment Period	% of shareholdings	Ending Balance Book Value	Ending Balance Provision
Shanghai Eastern Airlines Hotel Co., Ltd	20 years	0.20	21,968,325.52	–
Eastern Airlines Real Estate Co., Ltd	15 years	0.05	5,000,000.00	–
CAAC Information Network Co., Ltd.	Not defined	–	4,090,000.00	–
Eastern China Hainan Kaiya System Integration Co., Ltd.	Not defined	0.04	544,662.62	–
Total			**31,602,988.14**	**-**

5.9 *Fixed Assets*

Item	Self-purchased Aircraft	Aircraft Engines	Aircraft Held under Financial Lease	Building & Premises	Equipment	Vehicles	Total
Cost:							
Beginning Balance	17,310,727,859.09	761,658,005.69	17,844,556,953.11	2,332,381,762.94	1,643,384,393.58	967,423,705.40	40,860,132,679.81
Increase	5,437,298,327.06	1,012,498,444.95	4,574,526,208.05	172,417,566.06	414,254,473.03	507,812,797.52	12,118,807,816.67
Decrease	-	439,324,785.52	918,934,062.52	4,830,549.55	79,419,752.61	201,606,015.56	1,644,115,165.76
Ending Balance	**22,748,026,186.15**	**1,334,831,665.12**	**21,500,149,098.64**	**2,499,968,779.45**	**1,978,219,114.00**	**1,273,630,487.36**	**51,334,825,330.72**
Accumulated Depreciation:							
Beginning Balance	4,078,743,695.87	397,779,146.25	6,459,109,437.38	445,070,456.61	873,014,106.49	652,230,076.98	12,905,946,919.58
Increase	2,024,277,771.85	274,466,902.23	360,812,010.55	87,979,209.39	179,791,076.94	295,122,075.18	3,222,449,046.14
Decrease	-	299,870,885.45	469,891,205.62	158,782.58	42,380,727.17	173,697,206.76	985,998,807.58
Ending Balance	**6,103,021,467.72**	**372,375,163.03**	**6,350,030,242.31**	**532,890,883.42**	**1,010,424,456.26**	**773,654,945.40**	**15,142,397,158.14**
Net Value:							
Beginning Balance	**13,231,984,163.22**	**363,878,859.44**	**11,385,447,515.73**	**1,887,311,306.33**	**770,370,287.09**	**315,193,628.42**	**27,954,185,760.23**
Ending Balance	**16,645,004,718.43**	**962,456,502.09**	**15,150,118,856.33**	**1,967,077,896.03**	**967,794,657.74**	**499,975,541.96**	**36,192,428,172.58**
Provision for Impairment:							
Beginning Balance	3,570,000.00	-	-	-	-	-	3,570,000.00
Increase (Decrease)	-	-	-	-	-	-	-
Ending Balance	**3,570,000.00**	**-**	**-**	**-**	**-**	**-**	**3,570,000.00**
Net value:							
Beginning Balance	**13,228,414,163.22**	**363,878,859.44**	**11,385,447,515.73**	**1,887,311,306.33**	**770,370,287.09**	**315,193,628.42**	**27,950,615,760.23**
Ending Balance	**16,641,434,718.43**	**962,456,502.09**	**15,150,118,856.33**	**1,967,077,896.03**	**967,794,657.74**	**499,975,541.96**	**36,188,858,172.58**

5. Notes to Main Items of Financial Statements (Cont'd)

5.9 *Fixed Assets (Cont'd)*

The total amount of construction-in-progress transferred to fixed assets is RMB 2,497.00 million. The fixed assets already collateralized include aircrafts with a net value of RMB 8,821.00 million and buildings of a holding subsidiary valued at RMB 38 million. The aircrafts under operating lease is valued at RMB 289 million.

The ending balance of fixed assets is 25.64% higher than that of previous year. Except those transferred from construction-in progress, the increase is mainly due to the acquisition of airline business and related assets of China Eastern Airlines Northwest Co. and China Eastern Airlines Yunnan Co. affiliated to Eastern Air Group Company.

5.10 *Construction-in-progress*

			Ending Balance			Beginning Balance		
Item	Progress	Source of Fund	Book value	Provision for impairment	Net Book value	Book value	Provision for impairment	Net Book value
Advance Payment for A330 Aircraft	Uncompleted	Loans, self-financing	5,597,358,800.24	-	5,597,358,800.24	1,665,484,576.60	-	1,665,484,576.60
B 747 Aircraft	Uncompleted	Self-financing	869,623,807.34	-	869,623,807.34	-	-	-
Advance Payment for A321 Aircraft	Uncompleted	Loans, self-financing	838,007,321.80	-	838,007,321.80	302,282,734.38	-	302,282,734.38
Advance Payment for B737 Aircraft	Uncompleted	Loans, self-financing	664,717,020.93	-	664,717,020.93	29,612,563.77	-	29,612,563.77
Advance Payment for A319 Aircraft	Uncompleted	Loans, self-financing	511,933,999.44	-	511,933,999.44	-	-	-
Advance Payment for A320 Aircraft	Uncompleted	Loans, self-financing	206,053,985.31	-	206,053,985.31	621,787,458.29	-	621,787,458.29
Advance Payment for B787 Aircraft B787	Uncompleted	Loans, self-financing	196,563,534.39	-	196,563,534.39	-	-	-
BFE A330-300	Uncompleted	Self-financing	126,997,699.94	-	126,997,699.94	-	-	-
A340 Simulator	Uncompleted	Loans, self-financing	97,496,946.87	-	97,496,946.87	13,255,642.40	-	13,255,642.40
Advance Payment for ERJ Aircraft	Uncompleted	Self-financing	45,533,519.30	-	45,533,519.30	-	-	-
Second Phase of Building	Uncompleted	Self-financing	33,574,866.26	-	33,574,866.26	66,800.00	-	66,800.00
A330 Aircraft Engines	Uncompleted	Self-financing	22,623,405.29	-	22,623,405.29	-	-	-
A320 Simulator	Uncompleted	Self-financing	20,223,953.75	-	20,223,953.75	-	-	-
Land beside Beijing Jingjiang Hotel	Uncompleted	Self-financing	17,448,925.20	-	17,448,925.20	-	-	-
Warehouse of aviation equipment at Pudong	Uncompleted	Self-financing	17,156,940.40	-	17,156,940.40	1,039,120.00	-	1,039,120.00
Overhaul Expenses of Aircraft	Uncompleted	Self-financing	16,753,956.32	-	16,753,956.32	18,801,973.04	-	18,801,973.04
Xiamen Domestic Travel Building	Uncompleted	Self-financing	15,200,000.00	5,200,000.00	10,000,000.00	27,700,000.00	19,000,000.00	8,700,000.00
Flight Training Building	Uncompleted	Self-financing	5,963,715.19	-	5,963,715.19	4,181,531.59	-	4,181,531.59
Land of Dongshe Airport	Uncompleted	Self-financing	4,495,915.42	-	4,495,915.42	4,495,915.42	-	4,495,915.42
Aircraft D examination tools	Uncompleted	Self-financing	3,710,704.74	-	3,710,704.74	-	-	-
Others	Uncompleted	Self-financing	48,505,801.23	-	48,505,801.23	241,046,920.31	-	241,046,920.31
Total			**9,359,944,819.36**	**5,200,000.00**	**9,354,744,819.36**	**2,929,755,235.80**	**19,000,000.00**	**2,910,755,235.80**

5. Notes to Main Items of Financial Statements (Cont'd)

5.10 Construction-in-progress (Cont'd)

Total amount of construction-in-progress has increased RMB 9,753 million. Among which RMB 2,497 million is transferred to fixed assets while RMB 826 million is transferred to other accounts.

The borrowing cost capitalized at the beginning and end of the year is RMB 38 million and RMB 272 million respectively. The new borrowing cost capitalized this year is RMB 276 million and RMB42 million is transferred to fixed assets. The average interest rate used for calculation of capitalized borrowing cost is 4.00%.

The ending balance of construction-in-progress is 219.48% higher than that of previous year, mainly due to the increase of advance payment for the purchase of aircrafts.

The provision of construction-in-progress is 72.63% lower than that of previous year, which is mainly due to the compensation received from the new partner of Xiamen Domestic Travel Building project. The originally estimated losses for the project are reduced. Part of the impairment is reversed after revaluation of net recoverable amount.

5.11 Intangible Assets

Category	Land Use Right	Premise Use Right	Software	Others	Total
Initial Amount	1,531,382,655.09	43,474,910.00	84,964,437.27	1,153,565.00	1,660,975,567.36
Acquisition Method	Contribution/self-purchase	Self-purchase	Self-purchase	Self-purchase	
Beginning Balance:					
Amount	1,244,810,654.75	38,257,921.04	38,543,908.93	571,344.96	1,322,183,829.68
Less: Provision for Impairment	-	-	-	-	-
Net Value	1,244,810,654.75	38,257,921.04	38,543,908.93	571,344.96	1,322,183,829.68
Increase:	112,079,139.09	-	38,567,860.58	-	150,646,999.67
Decrease:					
Transfer out	-	-	-	-	-
Amortization	32,248,262.40	869,498.16	13,580,031.52	214,110.48	46,911,902.56
Provision (write-off) of impairment	-	-	-	-	-
Subtotal	32,248,262.40	869,498.16	13,580,031.52	214,110.48	46,911,902.56
Ending Balance:					
Amount	1,324,641,531.44	37,388,422.88	63,531,737.99	357,234.48	1,425,918,926.79
Less: Provision for Impairment	-	-	-	-	-
Net Value	1,324,641,531.44	37,388,422.88	63,531,737.99	357,234.48	1,425,918,926.79
Remaining Months	26-594 months	552 months	24-93 months	12-42 months	

5. Notes to Main Items of Financial Statements (Cont'd)

5.11 Intangible Assets (Cont'd)

The Company hasn't made provision for impairment, because the management of the Company believes that there is no such situation that the net realizable value of intangible assets is lower than their book value.

In restructuring the Company into a public-listed corporation, Eastern Air Group Company, a shareholder holding 62% of the Company's share capital, provided a land use right as its investment which is located in China (mainly in Shanghai Hongqiao Airport). The ownership transfer of the land has not been completed yet. By the end of Dec. 2005, the net book value of the asset is 310 million. Before the completion of the ownership transfer, the Company's right to transfer or mortgage will be restricted as the registered name on the land use right certificate is not consistent with the Company's name. But the Company's right to occupy and use the land will not be affected, and the company does not consider it will have significant influence on financial position.

The Company's holding subsidiary China Eastern Airlines Jiangsu Co., Ltd holds the land use right of Lukou Airport, which is invested by its investor Jiangsu Airline Industrial Group Co., Ltd.. The type of the land use right is "state-owned land use right".

5.12 Long-term Amortization Charges

Item	Customs Duties, VAT and Supervision charges on Aircraft Held under Operating Lease	Flying Crew Training Expenses	Aircraft Modification Expenses	Uniform Cost	One-off Transportation Subsidy	Other Deferred Expenses	Total
Initial Amount	205,146,907.73	117,816,975.00	100,739,063.13	59,056,121.45	74,029,330.87	60,589,275.68	617,377,673.86
Beginning Balance	37,591,627.08	939,000.00	60,102,154.52	15,383,508.70	27,649,384.39	19,661,339.85	161,327,014.54
Increase	-	16,937,875.00	-	29,185,311.77	44,412,992.87	22,775,717.50	113,311,897.14
Amortization	16,326,784.20	3,689,625.00	9,301,229.95	17,259,947.89	10,783,603.25	5,997,371.97	63,358,562.26
Transfer out	-	-	-	12,947.00	-	-	12,947.00
Ending Balance	21,264,842.88	14,187,250.00	50,800,924.57	27,295,925.58	61,278,774.01	36,439,685.38	211,267,402.42
Accumulated Amortization	183,882,064.85	103,629,725.00	49,938,138.56	31,747,248.87	12,750,556.86	24,149,590.30	
Remaining Months	1-3 months	8-32 months	54-101 months		12-71 months		

5. Notes to Main Items of Financial Statements (Cont'd)

5.13 Other Long term Assets

The ending balance of other long term assets is 92,066,541.92, which is accounts receivable of China Cargo Airlines Co. Ltd., a subsidiary whose 70% shares are held by the Company. The accounts receivable are to be collected within three years and are guaranteed by a third party (refer to note 10.2)

5.14 Deferred Tax Debits

5.14.1 Consolidated

Item	Ending Balance	Beginning Balance
Provision for Bad Debts	47,983,689.35	38,043,755.48
Provision for Impairment of Inventory	78,602,029.41	97,582,979.14
Provision for Impairment of Fixed Assets	535,500.00	535,500.00
Provision for Impairment of Construction-in-progress	780,000.00	2,850,000.00
Provision for Impairment of Long-term Investment	580,156.70	580,156.70
Total	**128,481,375.46**	**139,592,391.32**

5.14.2 Parent Company

Item	Ending Balance	Beginning Balance
Provision for Bad Debts	30,243,059.69	20,498,538.02
Provision for Impairment of Inventory	71,277,261.10	90,421,025.53
Provision for Impairment of Fixed Assets	535,500.00	535,500.00
Provision for Impairment of Construction-in-progress	780,000.00	2,850,000.00
Total	**102,835,820.79**	**114,305,063.55**

5.15 Short-term Loans

Category	Ending Balance	Beginning Balance
Credit loans	12,702,477,148.99	5,055,919,456.37
Guarantee loans	838,000,000.00	1,133,000,000.00
Discounted commercial acceptance bills	85,976,872.62	–
Total	**13,626,454,021.61**	**6,188,919,456.37**

5. Notes to Main Items of Financial Statements (Cont'd)

5.15 Short-term Loans (Cont'd)

Among the credit loans, RMB25 million is entrust loan from Eastern Air Group Finance Co., Ltd. , a parent company holding 62% shares of the Company, to another holding subsidiary through Eastern Air Group Finance Co., Ltd..

Among the guarantee loans, RMB 800 million are owed by a holding subsidiary and guaranteed by another stock-held subsidiary. The remaining RMB 38 million are owed by a holding subsidiary and guaranteed by China Eastern Air Group Co., a shareholder holding 62% of the Company's share capital.

Among the discounted commercial acceptance bills, RMB 80 million is from a holding subsidiary of the Company.

The ending balance of short term loans is 120.08% higher than that of previous year, which mainly results from the greatly increased financing needs for the acquisition of aircrafts.

The ending balance of short term loans includes RMB 180,702,000 borrowed from Eastern Air Group Finance Co., Ltd.

5.16 Notes Payable

Item	Ending Balance	Beginning Balance
Commercial Acceptance Bills	1,100,422,248.43	838,337,176.10
Bank Acceptance Bills	674,625,552.88	–
Total	**1,775,047,801.31**	**838,337,176.10**

In terms of commercial acceptance bills, the Company has signed credit facility contracts with China Construction Bank Shanghai Branch, China Minsheng Banking Co. Ltd. Shanghai Branch, Industrial Bank Shanghai Branch, Bank of China Shanghai Branch and Communications Bank of China Changning Sub-branch this year. The company pays for the goods by issuing commercial acceptance drafts whose interests are born by the buyer.

In terms of bank acceptance bills, the Company has signed credit facility contracts with Shenzhen Development Bank Shanghai Branch, Pudong Development Bank Konggang Sub-branch and CITIC Xi'an Branch.

Among the year-end balance, no amount is due to shareholder holding over 5% (including 5%) of the Company's share capital.

The ending balance of notes payable is 111.73% higher than that of previous year, which mainly results from the increased payment for fuel and the increased financing demand for the acquisition of aircrafts compared with last year.

5. Notes to Main Items of Financial Statements (Cont'd)

5.17 Short term Financial Debentures payable

Type	Issuing Amount	Issue Date	Period	Actual Financing Amount	Type of interest	Ending Balance
365 days discounted short term financing debentures	1,000 million	2005.8.4	365 days	971,600,000.00	Discounted	983,433,333.33
9 months discounted short term financing debentures	1,000 million	2005.8.23	9 months	980,000,000.00	Discounted	991,111,111.12
Total						1,974,544,444.45

The issuance of above short term financial debentures is ratified by People's Bank of China with its circular (2005) No. 187.

5.18 Accounts Payables

	Ending Balance	Beginning Balance
Accounts Payables	1,119,482,543.65	727,835,020.99

Accounts payable mainly refer to the amounts payable to other airlines, which have been billed but unsettled yet and the amounts payable for purchase of aviation equipment.

There is no amount due to shareholders holding more than 5% (including 5%) of the Company's voting shares.

The ending balance is 53.81% higher than the previous year, mainly due to the increase of current period's purchase.

5.19 Advances from Customers

	Ending Balance	Beginning Balance
Advances from customers	91,157,502.36	69,661,954.06

There is no amount due to shareholders that hold more than 5% (including 5%) of the Company's voting shares.

The ending balance is 30.86% higher than that of previous year, which mainly results from the increase of advance ticket payments from agents.

5. Notes to Main Items of Financial Statements (Cont'd)

5.20 *International Sales in Advance of Carriage*

<International Sales in Advance of Carriage> refers to the amount pending settlement resulting from the sales of passenger, cargo, mail and over-weighted luggage tickets for international routes. On receipt of evidence of transportation provided by the Company or other airlines, the amount is then transferred to revenue or accounts payable respectively. <International Sales in Advance of Carriage> has an ending credit balance of RMB 629,785,497.79.

5.21 *Domestic Sales in Advance of Carriage*

<Domestic Sales in Advance of Carriage> refers to the amount pending settlement resulting from the sale of passenger, cargo, mail and over-weighted luggage tickets for domestic routes. On receipt of the evidence of transportation from the Company or other airlines, the amount is then transferred to revenue or accounts payable respectively. <Domestic Sales in Advance of Carriage> has an ending credit balance of RMB 201,250,486.78.

5.22 *Dividend payable*

Item	Ending Balance	Beginning Balance
Dividends of Legal-person Shares	61,749,441.71	1,278,965.10
Total	**61,749,441.71**	**1,278,965.10**

The ending balance of dividend payable includes RMB 60 million dividends of previous years due to Eastern Air Group Company, a 62% shareholding company,.

5.23 *Tax Payable*

Item	Ending Balance	Beginning Balance
Income Tax	130,840,392.37	230,277,153.79
Value-added Tax	1,543,370.90	3,037,577.23
Business Tax	176,672,877.40	113,571,464.19
City Construction Tax	8,655,137.13	6,579,463.97
Others	27,943,219.67	16,084,508.15
Total	**345,654,997.47**	**369,550,167.33**

5. Notes to Main Items of Financial Statements (Cont'd)

5.24 Other outstanding payment (Statutory)

The ending balance of other outstanding payment (wtatutory) is RMB 732,902,629.10, mainly because the Company follows "Regulations on the Accounting Treatment in the Reform of Staff Housing" (Cai-kuai [2001] 5) and has accrued housing subsidy for employees of RMB265 million, besides, it also has accrued civil aviation infrastructure levies payable of RMB 251 million and airport construction fees of RMB 210 million.

5.25 Other Payables

	Ending Balance	Beginning Balance
Other Payables	2,372,697,732.33	1,743,733,768.88

Among the ending balance, RMB 40.37 million is payable to Eastern Air Group Company, a shareholder holding 62% of the Company's share capital.

The ending balance is 36.07% higher than last year, mainly due to the acquisition of airline services and related assets of China Eastern airlines Northwest Company and China Eastern airlines Yunnan Company affiliated to Eastern Air Group Company.

5.26 Accrued Expenses

Item	Ending Balance	Beginning Balance
Accrued Interest on Aircraft under Financial Lease	131,684,325.54	76,341,158.84
Accrued Interest on Loan	66,182,474.32	15,473,979.44
Aircraft Operating Lease Obligation	27,344,235.46	18,724,114.45
Overhaul Expenses of Aircraft & Engines	609,368,106.65	731,006,634.21
Taking-off & Landing Charges	797,721,795.26	720,874,440.78
Aircraft Fuel	1,549,138,113.16	1,218,486,166.71
Food and Beverage	197,290,048.26	182,175,665.66
Aircraft Insurance	35,751,672.93	84,505,861.35
Flight Crew Training	87,181,043.84	94,160,241.49
Off- Port Information Expense	155,895,913.35	45,836,621.10
Flying Hours Expenses	12,880,360.80	28,248,717.60
Rentals of Office Buildings	7,938,114.40	6,866,366.56
Others	57,127,489.16	100,389,124.99
Total	**3,735,503,693.13**	**3,323,089,093.18**

5. Notes to Main Items of Financial Statements (Cont'd)

5.27 Accrued Liabilities

The ending balance of accrued liabilities is RMB 21,125,337.00, mainly owing to the provision made for the incremental cost of FFP, an award to entitled frequent customers.

5.28 Deferred income

The ending balance of deferred income is RMB 76,797,154.86, which is the residual amount after amortization within lease term of the difference between the carrying amount and sale price of leaseback operation.

5.29 Current Portion of Long-term Liabilities

Item	Ending Balance	Beginning Balance
Current Portion of Long-term Loans	1,476,559,647.34	2,290,849,925.73
Current Portion of Long-term Accounts Payable	3,026,791,041.13	1,485,319,367.63
Current Portion of tariff and value added tax	15,611,615.75	–
Current Portion of Amount Payable for Purchase of Assets	30,000,000.00	30,000,000.00
Total	**4,548,962,304.22**	**3,806,169,293.36**

Current Portion of Long-term Accounts Payable is the amount payable for fixed assets held under financial lease. Details are as follows:

Item	Ending Balance	Beginning Balance
The least payment for fixed assets held under financial lease	3,503,243,331.33	1,827,026,473.80
Less: Un-transferred financing expenses	476,452,290.20	341,707,106.17
Net amount of long-term accounts payable for fixed assets held under financial lease	**3,026,791,041.13**	**1,485,319,367.63**

5.30 Long-term Loans

Type	Ending Balance	Beginning Balance
Credit	3,982,455,785.59	3,396,177,570.56
Guaranteed	211,772,270.00	230,623,220.00
Collateralized	5,584,352,504.03	3,656,413,374.78
Total	**9,778,580,559.62**	**7,283,214,165.34**

5. Notes to Main Items of Financial Statements (Cont'd)

5.30 Long-term Loans (Cont'd)

Among the credit loans, RMB50 million is entrust loan from Eastern Air Group Co., a parent company holding 62% shares of the Company, to another holding subsidiary through Eastern Air Group Finance Co., Ltd..

The guaranteed loans are guaranteed by Eastern Air Group Co., a shareholder holding 62% of the Company's share capital.

The collateral of the collateralized loans are 4 aircrafts of B737-700, 3 aircrafts of airbus A300-600R, 7 aircrafts of airbus A320-200, 4 aircrafts of airbus A321, 3 aircrafts of airbus A340-600, 1 aircraft of MD90 and part of buildings of a holding subsidiary, of which the procedures for collateral of aircrafts are still in process.

The ending balance of long term loans is 34.26% higher than that of previous year, which mainly results from the greatly increased financing demand for acquisition of aircrafts.

5.31 Long-term Accounts Payable

Item	Ending Balance	Beginning Balance
Accounts payable for fixed assets held under financial lease	8,986,737,275.46	8,196,485,000.96
Accounts payable for custom duty and value added tax	77,553,886.24	–
Accounts payable to China Civil Aviation Flight Institute	90,000,000.00	120,000,000.00
Total	**9,154,291,161.70**	**8,316,485,000.96**

5.31.1 Accounts Payable for Fixed Assets Held under Financial Lease

Item	Ending Balance	Beginning Balance
Least payment for fixed assets held under financial lease	9,705,032,828.51	8,639,557,608.60
Less: Un-transferred financing expenses	718,295,553.05	443,072,607.64
Net amount of long-term accounts payable for fixed assets held under financial lease	**8,986,737,275.46**	**8,196,485,000.96**

The ending balance of accounts payable for fixed assets held under financial lease is RMB 8,986,737,275.46, which is payable to financial lease companies for aircraft held under financial lease. The balance includes USD 837,665,865.45 translated at the exchange rate of 8.0702; DEM 114,755,836.24 translated at the exchange rate of 4.898023; JPY 24,629,578,288.54, translated at the exchange rate of 0.068716.

5. Notes to Main Items of Financial Statements (Cont'd)

5.31 Long-term Accounts Payable (Cont'd)

5.31.2 Payment for China Civil Aviation Flight Institute

The Company acquired the assets of Great Wall Airlines Co., which was under the jurisdiction of China Civil Aviation Flight Institute, at a price of RMB270 million in 2001. According to the transfer agreement, the Company will pay in installments in 9 years starting from June 2001. The Company has paid RMB30 million this year. Accumulated payment is RMB150 million and the ending balance is RMB 120 million. Among the balance, RMB 90 million is recorded as long-term accounts payable and RMB 30 million is recorded as current portion of long-term liabilities.

5.32 Deferred Tax Credits

5.32.1 Consolidated

Item	Ending Balance	Beginning Balance
Tangible Assets Donated	181,714.53	181,714.53
Assets Revaluation Increment	235,777.50	314,370.00
Others	22,212,775.97	–
Depreciation	394,418,243.47	329,270,264.66
Total	**417,048,511.47**	**329,766,349.19**

5.32.2 Parent Company

Item	Ending Balance	Beginning Balance
Assets Revaluation Increment	235,777.50	314,370.00
Depreciation	394,418,243.47	329,270,264.66
Total	**394,654,020.97**	**329,584,634.66**

5. Notes to Main Items of Financial Statements (Cont'd)

5.33 Share Capital

	Beginning Balance	Change, Current	Ending Balance
I. Unlisted Shares			
1. Sponsor's Shares			
Including:			
State-owned Shares	3,000,000,000.00	–	3,000,000,000.00
2. Subscribed Legal Person Shares	–	–	–
3. Internal Staff Shares	–	–	–
Total Unlisted Shares	3,000,000,000.00	–	3,000,000,000.00
II. Listed Shares			
1. RMB Common Shares in Domestic Market	300,000,000.00	–	300,000,000.00
2. Foreign Invested Shares in Domestic Shares	–	–	–
3. Foreign Invested Shares in Overseas Market	1,566,950,000.00	–	1,566,950,000.00
Total Listed Shares	1,866,950,000.00	–	1,866,950,000.00
III. Total Capital Shares	**4,866,950,000.00**	**–**	**4,866,950,000.00**

5.34 Capital Reserve

Item	Beginning Balance	Increase	Decrease	Ending Balance
Premium on Shares	954,456,511.50	–	–	954,456,511.50
Reserve for Equity Investment	38,644,716.54	35,541,470.93	–	74,186,187.47
Reserve for Asset Revaluation Increment	122,005,892.88	–	40,354,566.80	81,651,326.08
Other Capital Surplus Transferred In	40,759,431.68	40,639,205.52	–	81,398,637.20
Transferred from Appropriation for Special Purpose	26,109,467.50	18,257,620.50	–	44,367,088.00
The Difference of Related Transaction	706,030.75	–	–	706,030.75
Total	**1,182,682,050.85**	**94,438,296.95**	**40,354,566.80**	**1,236,765,781.00**

5. Notes to Main Items of Financial Statements (Cont'd)

5.34 *Capital Reserve (Cont'd)*

The current increase of <Capital Surplus-Reserve for Equity Investment> mainly refers to excess of the carrying amount of net assets over the investment cost of Shanghai Technologies Aerospace Co., Ltd. and equity investment difference arising from additional investment in China Eastern Airlines Jiangsu Co. Ltd..

The current decrease of <Capital Surplus-Reserve for Asset Revaluation Increment> mainly refers to the amortization of asset evaluation increment of RMB 400,948,524.29 formed during the stock restructuring of the Company. From year 1998, the balance is to be amortized into < Capital Surplus-Other Capital Surplus Transferred In> evenly over a period of 10 years.

The current increase of <Capital Surplus-Transferred from Appropriation for Special Purpose > mainly refers to the appropriation by the CAAC to Eastern Air Group Company for the purpose of the construction of the aviation security enforcement system. The year-end balance is the amount transferred in from Eastern Air Group Company after utilization of the fund by the Company according to requirements. The equity belongs to the Company's holding company, Eastern Air Group Company.

5.35 *Surplus Reserve*

Item	Beginning Balance	Increase, Current	Decrease, Current	Ending Balance
Statutory Surplus Reserve	95,119,973.32	17,948,883.96	-	113,068,857.28
Public Welfare Fund	90,739,788.10	8,722,305.70	-	99,462,093.80
Discretionary Surplus Reserve	81,165.66	-	-	81,165.66
Total	**185,940,927.08**	**26,671,189.66**	**-**	**212,612,116.74**

5.36 *Undistributed Profit*

Undistributed Profit at the Beginning of the Year	-534,737,613.40
Add: Current Profit	60,474,172.57
Distributable Profit	-474,263,440.83
Less: Appropriation for Statutory Surplus Reserve	17,948,883.96
Appropriation for Statutory Welfare Fund	8,722,305.70
Appropriation for Staff Welfare Fund	823,912.90
Dividend of Common Shares Payable	-
Undistributed Profit at the End of the Year	**-501,758,543.39**

5. Notes to Main Items of Financial Statements (Cont'd)

5.37 Revenue from Main Operations

5.37.1 Consolidated

5.37.1.1 Segment by Business

Item	Year 2005 Revenue	Year 2005 Cost	Year 2005 Profit	Year 2004 Revenue	Year 2004 Cost	Year 2004 Profit
Air Transportation	26,198,780,610.98	22,654,264,050.02	3,544,516,560.96	19,863,525,436.53	16,099,571,413.31	3,763,954,023.22
Training	26,257,009.42	22,704,614.90	3,552,394.52	29,618,192.06	24,005,819.09	5,612,372.97
Total	**26,225,037,620.40**	**22,676,968,664.92**	**3,548,068,955.48**	**19,893,143,628.59**	**16,123,577,232.40**	**3,769,566,396.19**

5.37.1.2 Segment by Region

Item	Year 2005 Revenue	Year 2005 Cost	Year 2005 Profit	Year 2004 Revenue	Year 2004 Cost	Year 2004 Profit
Domestic	12,202,299,811.50	10,435,742,902.09	1,766,556,909.41	8,528,136,879.39	6,799,102,681.02	1,729,034,198.37
International	10,938,477,416.48	9,602,752,447.24	1,335,724,969.24	8,552,225,426.72	7,113,303,692.25	1,438,921,734.47
Regional	3,084,260,392.42	2,638,473,315.59	445,787,076.83	2,812,781,322.48	2,211,170,859.13	601,610,463.35
Total	**26,225,037,620.40**	**22,676,968,664.92**	**3,548,068,955.48**	**19,893,143,628.59**	**16,123,577,232.40**	**3,769,566,396.19**

The revenue from top 5 customers is RMB1,919 million, representing 7.32% of the total revenue.

The revenue from main operations is 31.83% higher than that of last year, mainly because of the acquisition of aviation business and related assets of China Eastern Airlines Northwest Company and China Eastern Airlines Yunnan Company formerly affiliated to Eastern Air Group Company, which led to the increase of transportation capacity.

The cost from main operations is 40.64% higher than that of last year. In addition to the above-mentioned reason, the boost of fuel prices in domestic and international markets also contributes to the increase.

5. Notes to Main Items of Financial Statements (Cont'd)

5.37 *Revenue from Main Operations (Cont'd)*

5.37.2 Parent Company

5.37.2.1 Segment by Business

Item	Year 2005 Revenue	Year 2005 Cost	Year 2005 Profit	Year 2004 Revenue	Year 2004 Cost	Year 2004 Profit
Passenger & Cargo						
Transportation	21,649,148,945.81	18,459,050,053.91	3,190,098,891.90	15,875,882,226.74	12,947,428,391.25	2,928,453,835.49
Training	-	-	-	-	-	-
Total	**21,649,148,945.81**	**18,459,050,053.91**	**3,190,098,891.90**	**15,875,882,226.74**	**12,947,428,391.25**	**2,928,453,835.49**

5.37.2.2 Segment by Region

Item	Year 2005 Revenue	Year 2005 Cost	Year 2005 Profit	Year 2004 Revenue	Year 2004 Cost	Year 2004 Profit
Domestic	10,650,995,743.18	9,158,010,251.89	1,492,985,491.29	7,188,623,606.60	5,906,798,677.60	1,281,824,929.00
International	8,229,014,993.62	6,939,759,006.33	1,289,255,987.29	6,223,101,955.18	5,028,734,037.91	1,194,367,917.27
Regional	2,769,138,209.01	2,361,280,795.69	407,857,413.32	2,464,156,664.96	2,011,895,675.74	452,260,989.22
Total	**21,649,148,945.81**	**18,459,050,053.91**	**3,190,098,891.90**	**15,875,882,226.74**	**12,947,428,391.25**	**2,928,453,835.49**

The revenue from top 5 customers is 1,919 million, representing 8.86% of the total revenue.

The revenue from main operations is 36.37% higher than that of last year, mainly because of the acquisition of the aviation business and related assets of China Eastern Airlines Northwest Company and China Eastern Airlines Yunnan Company formerly affiliated to Eastern Air Group Company, which led to the increase of the transportation capacity.

The cost from main operations is 42.57% higher than that of last year. In addition to the above-mentioned reason, the boost of fuel prices in domestic and international markets also contributes to the increase.

5. Notes to Main Items of Financial Statements (Cont'd)

5.38 Business Tax and Additional

Item	Year 2005	Year 2004
Business Tax	601,613,291.40	486,974,160.11
City Construction Tax	28,505,651.39	23,429,837.54
Education Tax	13,165,659.20	11,169,839.38
Total	**643,284,601.99**	**521,573,837.03**

The business tax and additional is 23.34% higher than that of last year, mainly due to the increase of main operating income compared with that of previous year, which leads to increase of current year's business tax and additional.

5.39 Other Operating Profit

Item	Year 2005 Revenue	Year 2005 Cost	Year 2005 Profit	Year 2004 Revenue	Year 2004 Cost	Year 2004 Profit
Materials Transfer	18,235,490.24	142,622,886.60	-124,387,396.36	18,350,837.50	16,431,887.05	1,918,950.45
Commission	53,212.78	2,358.85	50,853.93	93,660.68	2,331.00	91,329.68
Ground Service	1,123,420,617.23	436,490,720.20	686,929,897.03	929,115,940.06	340,171,994.03	588,943,946.03
Overhaul Expenses of Aircraft Engines	17,560,586.82	15,633,799.34	1,926,787.48	11,724,687.62	9,077,682.64	2,647,004.98
Aircraft Sub-lease	52,080,104.06	23,619,133.03	28,460,971.03	108,934,377.26	37,849,252.92	71,085,124.34
Others	79,836,310.03	59,161,707.15	20,674,602.88	39,084,865.65	38,907,616.14	177,249.51
Total	**1,291,186,321.16**	**677,530,605.17**	**613,655,715.99**	**1,107,304,368.77**	**442,440,763.78**	**664,863,604.99**

The other operating profit is 7.70% lower than that of last year, mainly because of the decrease of aircraft sublease income. Meanwhile, the disposal of FK100 aviation materials has incurred loss (the provision for impairment of aviation materials of RMB118 million has offset administrative expenses).

5. Notes to Main Items of Financial Statements (Cont'd)

5.40 Financial Expenses

Item	Year 2005	Year 2004
Interest Expenses	1,246,106,765.59	815,401,872.30
Less: Interest Income	149,975,669.76	128,735,693.19
Exchange Losses	22,570,565.96	437,472,243.32
Less: Exchange Gains	588,034,700.19	440,661,447.30
Others	40,030,837.59	14,999,955.65
Total	**570,697,799.19**	**698,476,930.78**

5.41 Investment Income

5.41.1 Consolidated

Item	Year 2005	Year 2004
Stock Investment Gains	127,000.00	–
Bond Investment Gains	–	5,847,961.54
Profit Distributed by Investee Company Accounted with Cost Method	20,800.00	–
Adjustment with Net Increase (Decrease) of Shareholders' Equity of Investee Companies	14,982,403.31	-33,673,522.23
Amortization of Equity Investment Difference	-7,683,131.57	-6,589,995.22
Others	1,147.56	5,013,562.50
Total	**7,448,219.30**	**-29,401,993.41**

The investment income this year increases dramatically compared with that of previous year, which results from the increased income of affiliated companies accounted by equity method.

5. Notes to Main Items of Financial Statements (Cont'd)

5.41 Investment Income (Cont'd)

5.41.2 Parent Company

Item	Year 2005	Year 2004
Bond Investment Gainss	–	5,847,961.54
Profit Distributed by Investee Company		
Accounted with Cost Method	20,800.00	–
Adjustment with Net Increase (Decrease) of		
Shareholders' Equity of Investee Companies	45,266,064.66	314,672,848.51
Amortization of Equity Investment Difference	-6,625,138.33	-6,625,141.92
Total	**38,661,726.33**	**313,895,668.13**

The investment income this year decreases dramatically compared with that of previous year, which results from huge losses incurred by two consolidated subsidiaries during current year compared with previous year.

5.42 Subsidy Income

Item	Year 2005	Year 2004
Airline subsidy	12,236,000.00	12,436,200.00
Return of Tax	30,034,655.80	584,024.65
Financial Subsidy	133,150,980.08	58,199,524.91
Total	**175,421,635.88**	**71,219,749.56**

5.42.1 The Company received special airline subsidy of RMB 12.236 million.

5.42.2 According to the relevant regulation (Hu-cai-yu 2002 No. 113) of Shanghai Ministry of Finance, the Company received a financial subsidy of RMB 93,683.60 thousand.

5.42.3 The Company's Hebei, Shandong, Ningbo branches are granted with a financial subsidy of RMB 39,467.40 thousand by local Bureau of Finance respectively.

5.42.4 Two of the consolidated subsidiaries received tax return of RMB 30,034.70 thousand from local Bureau of Finance.

5. Notes to Main Items of Financial Statements (Cont'd)

5.43 Non-operating Income

Item	Year 2005	Year 2004
Net Gains on Disposal of Fixed Assets	7,314,294.81	54,378,530.16
Stock Premium of Fixed Assets	–	178,100.00
Penalty Income	3,105,412.53	2,300,164.01
Others	217,845,428.64	281,133,538.15
Total	**228,265,135.98**	**337,990,332.32**

Other non-operating income includes the RMB 194 million of sales in advance of carriage over settlement period which is recognized as non-operating income in accordance with the Accounting Treatment for Civil Aviation Industry.

The non-operating income is 32.46% lower than that of last year, mainly because the net profit from disposal of fixed assets and the balance of sales in advance of carriage over settlement period recognized as income in accordance with the Accounting Treatment for Civil Aviation Industry has decreased compared with that of previous year.

5.44 Non-operating Expenses

Item	Year 2005	Year 2004
Net Loss on Disposal of Fixed Assets	6,389,113.30	36,700,174.08
Stock Loss of Fixed Assets	54,877.23	–
Penalties	1,892,658.27	1,303,678.05
Donation	460,965.90	478,061.80
Provision for Impairment of Construction-in-progress	-13,800,000.00	–
Others	3,475,908.96	14,889,686.24
Total	**-1,526,476.34**	**53,371,600.17**

The non-operating expenses decrease dramatically compared with that of previous year, mainly because the Company has reversed previous provision for impairment of Xiamen International Travel Building.

5. Notes to Main Items of Financial Statements (Cont'd)

5.45 Income Tax

The income tax this year is RMB 9,548,889.98, which is calculated by deferred income taxes method.

5.46 Other Significant Items in Cash Flows Statement

5.46.1 Included in cash paid relating to other investing activities is net amount between RMB 690 million paid for the acquisition of aviation business and related assets of China Eastern Airlines Northwest Company and China Eastern Airlines Yunnan Company formerly affiliated to Eastern Air Group Company and RMB 602 million received during the acquisition. Additionally, it also includes RMB 30 million paid for the purchase of Great Wall Airlines Co., an affiliate of former China Civil Aviation Flight Institute, according to assets transfer agreement.

5.46.2 Included in cash received relating to other financing activities refers to RMB 17.65 million appropriation for special purpose transferred from Eastern Air Group Company, the fund is appropriated by CAAC for the purpose of the construction of aviation security enforcement system. By the end of 2005, the fund has been used according to the regulation and recorded as capital reserve.

5.46.3 The cash paid relating to other financing activities is RMB 511 million, which mainly includes interests paid for fixed assets under financial lease.

5.47 Extraordinary gains and losses

Items	Year 2005	Year 2004
Subsidy income	149,108,390.50	60,536,787.13
Gains on disposal of fixed assets	6,186,375.87	46,093,303.51
Revenue of Sales in Advance of Carriage over settlement period	164,963,960.10	215,141,670.66
Other operating revenue	22,809,251.93	25,871,932.03
Less: Losses on disposal of fixed assets	5,424,324.81	31,140,310.64
Reversal of provision for Impairment of construction-in-progress	-11,730,000.00	–
Other Non-operating Expense	4,961,603.40	14,155,066.94
Total	**344,412,050.19**	**302,348,315.75**

6. Related Party Relationships and Transactions

6.1 Related Parties with Control Relationship

6.1.1 Brief Introduction of Related Parties with Control Relationship

Company	Registered Address	Main Operations	Relation with the Company	Type	Legal Representative
Eastern Air Group Company	Hongqiao West Rd., Shanghai	Management of subsidiary companies	Parent company	State-owned	Li Fenghua
Shanghai Eastern Flight Training Co., Ltd.	Waigaoqiao, Shanghai	Training of flying crew and other staff in connection with aviation	Subsidiary	Limited Liability	Wu Yuting
Eastern Airlines Hotel Co., Ltd.	Beijing	Sales of packaged food, beverage, knitwear, grocery	Subsidiary	Limited Liability	Luo Weide
China Cargo Airlines Co. Ltd.	Pudong New Area	Air transportation of cargo and mails over domestic and international air routes	Subsidiary	Limited Liability	Luo Chaogeng
Jiangnan Tourism (Hong Kong) Co., Ltd.	Hong Kong	Tourist service	Subsidiary	Limited Liabilities	Su Guoxin
Eastern Airlines (Shantou) Economic Development Co., Ltd.	Shantou	Manufacture and sales of products on airlines, sales of grocery and chemistries materials	Subsidiary	Limited Liabilities	Wu Jiuhong
China Eastern Airlines Jiangsu Co., Ltd.	Nanjing	Air transportation of passengers, cargo and mails over domestic and approved international air routes	Subsidiary	Limited Liability	Su Guoxin
Eastern Airlines Jiangsu Advertisement Co.	Nanjing	Design of newspaper, advertisement, and presswork	Subsidiary	Collective owned enterprise	Yang Jianmin
Shanghai Dongwei Aviation Transportation Services Co. Ltd.	Chongming Island of Sanghai	Land Freight Transportation, Storage Service etc	Subsidiary	Limited Liabilities	Chen Daqian
Shanghai Eastern Fudart Transportation Services Co., Ltd.	Pudong New Area, Shanghai	Agent services for transportation of imp. & exp. cargo by air or sea; international air express	Subsidiary	Sino-foreign joint venture	Zhou Liguo
Shanghai Eastern Airlines Investment Co., Ltd.	Pudong New Area, Shanghai	Industrial investment and the related consulting services	Subsidiary	Limited Liability	Li Fenghua
Shanghai East Aircraft Maintenance Co., Ltd.	Pudong New Area, Shanghai	Airline maintaining services	Subsidiary	Sino-foreign joint venture	Yang Xu
Shanghai Eastern Logistics Co., Ltd	Pudong New Area, Shanghai	Freight Consignment, Land freight Load and Unload, Transportation Service, Storage, Property Management	Subsidiary	Limited Liability	Zhou Liguo

6. Related Party Relationships and Transactions (Cont'd)

6.1 Related Parties with Control Relationship (Cont'd)

6.1.2 Registered Capital and its Movement of Related Parties with Control Relationship

Company	Beginning Balance	Increase,	Decrease,	Ending Balance
Eastern Air Group Company	2,558,441,000.00	–	–	2,558,441,000.00
Shanghai Eastern Flight Training Co., Ltd.	473,000,000.00	–	–	473,000,000.00
Eastern Airlines Hotel Co., Ltd.	70,000,000.00	–	–	70,000,000.00
China Cargo Airlines Co. Ltd.	500,000,000.00	450,000,000.00	–	950,000,000.00
Jiangnan Tourism (Hong Kong) Co., Ltd.	641,100.00	–	–	641,100.00
Eastern Airlines (Shantou) Economic Development Co., Ltd.	10,000,000.00	–	–	10,000,000.00
China Eastern Airlines Jiangsu Co., Ltd.	257,503,600.00	622,496,400.00	–	880,000,000.00
Eastern Airlines Jiangsu Advertisement Co.	300,000.00	–	–	300,000.00
Shanghai Dongwei Aviation Transportation Co.,Ltd	3,000,000.00	–	–	3,000,000.00
Shanghai Eastern Fudart Transportation Services Co., Ltd.	USD1,000,000	–	–	USD1,000,000
Shanghai Eastern Airlines Investment Co., Ltd.	412,500,000.00	–	–	412,500,000.00
Shanghai East Aircraft Maintenance Co., Ltd.	USD3,100,000	–	–	USD3,100,000
Shanghai Eastern Logistics Co., Ltd	200,000,000.00	–	–	200,000,000.00

6. Related Party Relationships and Transactions (Cont'd)

6.1 Related Parties with Control Relationship (Cont'd)

6.1.3 Stock Held and its Movement of Related Parties with Control Relationship

	Beginning Balance		Increase, Current		Decrease, Current		Ending Balance	
Company	Amount	%	Amount	%	Amount	%	Amount	%
Eastern Air Group Company	3,000,000,000.00	62.00	-	-	-	-	3,000,000,000.00	62.00
Shanghai Eastern Flight Training Co., Ltd.	449,350,000.00	95.00	-	-	-	-	449,350,000.00	95.00
Eastern Airlines Hotel Co., Ltd.	60,100,000.00	85.86	-	-	-	-	60,100,000.00	85.86
China Cargo Airlines Co. Ltd.	350,000,000.00	70.00	315,000,000.00	70.00	-	-	665,000,000.00	70.00
Jiangnan Tourism (Hong Kong) Co., Ltd.	330,000.00	55.00	-	-	49,262.31	18.77	280,737.69	43.79
Eastern Airlines (Shantou) Economic Development Co., Ltd.	5,500,000.00	55.00	-	-	-	-	5,500,000.00	55.00
China Eastern Airlines Jiangsu Co., Ltd.	142,448,800.00	55.32	408,101,200.00	65.56	-	-	550,550,000.00	62.56
Eastern Airlines Jiangsu Advertisement Co.	165,000.00	55.00	22,680.00	62.56	-	-	187,680.00	62.56
Shanghai Dongwei Aviation Transportation Co., Ltd	1,365,000.00	45.50	-	-	-	-	1,365,000.00	45.50
Shanghai Eastern Fudart Transportation Services Co., Ltd.	2,040,031.52	35.70	-	-	-	-	2,040,031.52	35.70
Shanghai Eastern Airlines Investment Co., Ltd.	407,520,000.00	98.79	-	-	-	-	407,520,000.00	98.79
Shanghai East Aircraft Maintenance Co., Ltd.	15,394,662.00	60.00	-	-	-	-	15,394,662.00	60.00
Shanghai Eastern Logistics Co., Ltd	140,000,000.00	70.00	-	-	-	-	140,000,000.00	70.00

6.1.4 Transactions with Related Parties with Control Relationship (Unit: RMB'000)

6.1.4.1 Transaction Amount with Related Parties

6.1.4.1.1 Assets Acquisition

On May 20, 2005 the Company, China Eastern Air Group Company (referred to as "Eastern Air Group"), China Eastern Airlines Northwest Co., Ltd (referred to as "Northwest Airline"), and China Eastern Airlines Yunnan Co., Ltd (referred to as "Yunnan Airline") signed "Asset Transfer Agreement" regarding the acquisition of aviation business and relevant assets from Northwest Airline and Yunnan Airline by the Company. The total amount of assets is RMB 9,466,892.7 thousand and the amount of liabilities is RMB 8,827,143.6 thousand, and the net amount therefore is RMB 639,749.1 thousand. The Company paid RMB 689,985 thousand in 5 days after the effective date of the agreement and the excess payment of 50,235.9 thousand has been paid back on March 21, 2006.

6. Related Party Relationships and Transactions (Cont'd)

6.1 Related Parties with Control Relationship (Cont'd)

6.1.4 Transactions with Related Parties with Control Relationship (Unit: RMB'000) (Cont'd)

6.1.4.1 Transaction Amount with Related Parties (Cont'd)

6.1.4.1.2 Leasing

China Eastern Air Group Company (referred to as "Eastern Air Group"), China Eastern Airlines Northwest Company (referred to as "Northwest Airline"), China East Airline Yunnan Company (referred to as "Yunnan Airline") and the Company signed "Agreement on the Lease of Land and Auxiliary Facilities to China Eastern Airlines Co., Ltd.". Pursuant to the agreement, the Company shall lease 692,539 square meters of land, 269,148.24 square meters of building and auxiliary facilities from North West Company. The Company shall also lease 420,768.13 square meters of land and 457,721.67 square meters of buildings and auxiliary facilities from Yunnan Company. The lease term is 3 years and the rent is paid once every half year. According to "Report on Evaluation of Land Rental" issued by State Land & Real Estate Consultation & Appraisal Center on April 12, 2005 and ZHPBZ (2005) 22-4 "Evaluation Report on Real Estate Rental" issued by Zhonghua Financial Consultation Co., Ltd. on April 18, 2005, the rental of land and is RMB 22,969.50 thousand and the rental for buildings and auxiliary facilities is RMB 32,429.54 thousand each year respectively. During 2005, the Company has paid a rental of RMB 27,699 thousand for the second half year of 2005.

6.1.4.2 Related Parties Accounts Receivable and Accounts Payable

Company	Ending Balance	Beginning Balance
Other Receivables: Eastern Air Group Company	50,340	34,305
Other Payables: Eastern Air Group Company	40,367	16,319
Prepayment: Eastern Air Group Company	–	7,474
Dividends Payable: Eastern Air Group Company	60,000	–
Short term Borrowing (entrusted loans): Eastern Air Group Company	25,000	–
Long term Borrowing (entrusted loans): Eastern Air Group Company	50,000	–

6. Related Party Relationships and Transactions (Cont'd)

6.2 Related Parties without Control Relationship but have Transactions with the Company (Unit: RMB'000)

6.2.1 Nature of Relation with Related Parties without Control Relationship

Company	Relation with the Company
China Eastern Airlines Import and Export Co. Ltd	Same parent company
Eastern Air Group Finance Co., Ltd.	Same parent company
Shanghai Eastern Aviation Equipment Manufacturing Corporation	Same parent company
Eastern Aviation Advertising Service Co.	Same parent company
Eastern Airlines Int'l Tourism Transportation Co., Ltd	Same parent company
Shanghai Dongmei Aviation Travel Co., Ltd.	Same parent company
Eastern (Zhoushan) Tourism Industrial Development Company	Same parent company
Shanghai Travel Service (Hong Kong) Co., Ltd.	Same parent company
Shanghai Tourism (Hong Kong) Co., Ltd.	Same parent company
China Eastern Airlines Northwest Co., Ltd.	Same parent company
China Eastern Airlines Yunnan Co., Ltd.	Same parent company
Nanjing Aviation Co.	Same ultimate holding company
Shanghai Eastern Air Catering Co., Ltd.	Same ultimate holding company
Qi Lu Eastern Airlines Catering Co., Ltd.	Same ultimate holding company
Qingdao Eastern Air Catering Co., Ltd.	Same ultimate holding company
Yantai Eastern Air Catering Co., Ltd.	Same ultimate holding company
Xi'an Eastern Air Catering Co., Ltd.	Same ultimate holding company
Yunnan Eastern Air Catering Co., Ltd.	Same ultimate holding company
Shanghai Technoligies Aerospace Co., Ltd.	Subsidiary
Shanghai Eastern Union Aviation Wheels & Brakes Overhaul Engineering Co.	Subsidiary
China Eastern Airlines Wuhan Co., Ltd.	Subsidiary
Jiangsu Eastern Airlines International Travel Agency Co., Ltd.	Subsidiary
Yunnan Kaiya Information Co., Ltd.	Subsidiary

6. Related Party Relationships and Transactions (Cont'd)

6.2 Related Parties without Control Relationship but have Transactions with the Company (Unit: RMB'000) (Cont'd)

6.2.2 Amount of Related Party Transactions

6.2.2.1 Purchase

The breakdown of purchase of fixed assets, aviation equipment or food and beverage by the Company from related parties is as follows:

Company	Year 2005	Year 2004
Shanghai Eastern Aviation Equipment Manufacturing Corporation	8,987	14,850
China Eastern Airlines Import and Export Co. Ltd	7,228,190	5,328,000
Shanghai Eastern Air Catering Co., Ltd.	184,306	165,643
Qi Lu Eastern Airlines Catering Co., Ltd.	6,436	8,472
Qingdao Eastern Air Catering Co., Ltd.	15,055	14,291
Yantai Eastern Air Catering Co., Ltd.	6,536	6,839
Xi'an Eastern Air Catering Co., Ltd.	15,079	50
Yunnan Eastern Air Catering Co., Ltd.	17,451	244

6.2.2.2 Purchase of Service

The services provided by related parties are as follows:

Company	Year 2005	Year 2004
China Eastern Airlines Import and Export Co. Ltd	40,590	34,270
Shanghai Eastern Union Aviation Wheels & Brakes Overhaul Engineering Co.	1,216	1,241
Eastern Aviation Advertising Service Co.	63,972	25,445
Shanghai Dongmei Aviation Travel Co., Ltd.	8,611	5,629
China Eastern Airlines Wuhan Co., Ltd.	7,402	8,228
China Eastern Airline North West Co., Ltd.	9.550	32,396
China Eastern Airlines Import and Export Co. Ltd	2,374	14,181
Shanghai Eastern Aviation Equipment Manufacturing Corporation	6,238	22,494
Shanghai Technoligies Aerospace Co., Ltd.	104,853	–

6. Related Party Relationships and Transactions (Cont'd)

6.2 Related Parties without Control Relationship but have Transactions with the Company (Unit: RMB'000) (Cont'd)

6.2.2 Amount of Related Party Transactions (Cont'd)

6.2.2.3 Supply of Service

The labor provided to related parties are as follows.

Company	Year 2005	Year 2004
China Eastern Airlines Wuhan Co., Ltd.	46,412	32,396
China Eastern Airline Northwest Co., Ltd.	39,247	87,883
China Eastern Airline Yunnan Co., Ltd.	38,817	81,517
Nanjing Aviation Co.	–	5,156

6.2.2.4 Supply of fund

The placement of deposit by the Company in Eastern Air Group Finance Co., Ltd. generated an interest income of 5,341 thousand in 2005.

6.2.2.5 Finance

The Company paid an interest of 14,855 thousand for borrowings from Eastern Air Group Finance Co., Ltd.

6.2.2.6 Lease

6.2.2.6.1 The Company received rental income of RMB 41,327 thousand for the lease of two B737-300 aircrafts to China Eastern Airlines Wuhan Co., Ltd during 2005.

6.2.2.6.2 The Company paid a rent of RMB 4,909 thousand to Shanghai Eastern Aviation Equipment Manufacturing Corporation for the lease of buildings and equipment during 2005.

6.3 Amounts Due to or From the Related Parties

6.3.1 Dividends Receivable

Company	Ending Balance	Beginning Balance
China Eastern Airlines Import and Export Co. Ltd	486	–
Shanghai Eastern Union Aviation Wheels & Brakes Overhaul Engineering Co.	3,000	6,000
Yunnan Kaiya Information Co., Ltd.	490	–

6. Related Party Relationships and Transactions (Cont'd)

6.3 Amounts Due to or From the Related Parties (Cont'd)

6.3.2 Accounts Receivable

Company	Ending Balance	Beginning Balance
Shanghai Tourism (Hong Kong) Co., Ltd.	23,177	111,132
Shanghai Dongmei Aviation Travel Co., Ltd.	43,223	40,228
Eastern International Tourism Transportation Co., Ltd.	11,012	11,012
Eastern (Zhoushan) Tourism Industrial Development Co.	5,162	5,162
Shanghai Travel Service (Hong Kong) Co., Ltd.	66,457	90,153
China Eastern Airlines Wuhan Co., Ltd.	2,005	274
China Eastern Airline Yunnan Co., Ltd.	–	52,128
China Eastern Airline Northwest Co., Ltd.	–	7,176

6.3.3 Accounts Payable

Company	Ending Balance	Beginning Balance
China Eastern Airlines Import and Export Co.	75,139	81,859
China Eastern Airlines Wuhan Co., Ltd.	78,163	25,257
China Eastern Airline Northwest Co., Ltd.	–	150,003
Nanjing Aviation Co.	–	1,547

6.3.4 Other Receivables

Company	Ending Balance	Beginning Balance
China Eastern Airlines Import and Export Co.	7,935	14,120
Eastern Aviation Advertising Service Co.	1,392	1,392
Shanghai Eastern Air Catering Co., Ltd.	1,722	1,268
Yunnan Eastern Air Catering Co., Ltd.	1,524	–
China Eastern Airline Northwest Co., Ltd.	2,194	38,466
China Eastern Airlines Wuhan Co., Ltd.	2,462	5,822
China Eastern Airline Yunnan Co., Ltd.	24	18,416
Nanjing Aviation Co.	–	54,230
Jiangsu Eastern Airlines International Travel Agency Co., Ltd.	6,500	6,320
Shanghai Technoligies Aerospace Co., Ltd.	4,927	–

6. Related Party Relationships and Transactions (Cont'd)

6.3 Amounts Due to or From the Related Parties (Cont'd)

6.3.5 Prepayments

Company	Ending Balance	Beginning Balance
China Eastern Airlines Import and Export Co.	10,970	511

6.3.6 Other Payables

Company	Ending Balance	Beginning Balance
China Eastern Airlines Import and Export Co.	45,483	18,129
Eastern Aviation Advertising Service Co.	2,285	–
China Eastern Airline North West Co., Ltd.	2,467	–
China Eastern Airline Yunnan Co., Ltd.	16,796	–
Jiangsu Eastern Airlines Traveling Agency Co.,Ltd	5,210	8,319
Shanghai Technoligies Aerospace Co., Ltd.	8,491	–
China Eastern Airlines Wuhan Co. Ltd.	807	–

6.3.7 Advance from Customers

Company	Ending Balance	Beginning Balance
Jiangsu Eastern Airlines Traveling Agency Co., Ltd	–	2,011

6.3.8 Short term Borrowing

Company	Ending Balance	Beginning Balance
Eastern Air Group Finance Co., Ltd.	180,702	140,765

6. Related Party Relationships and Transactions (Cont'd)

6.3 Amounts Due to or From the Related Parties (Cont'd)

6.3.9 Notes Payable

Company	Ending Balance	Beginning Balance
China Eastern Airlines Import and Export Co.	470,130	96,921
Shanghai Eastern Air Catering Co., Ltd.	93,190	14,648

6.4 Other Related Party Transactions

Remuneration of key management personnel:

Company	Year 2005	Year 2004
Number of key executives	13	13
Remuneration	1,507	2,285

7. Commitment

7.1 Financial Lease Commitment

Pursuant to the irrevocable financial lease contract, the least financial lease commitment as of Dec. 31, 2005 is equivalent to RMB 13.208 billion. The lease payable in 2006, 2007 and 2008 is about RMB 3.485 billion, RMB 3.330 billion and RMB 2.325 billion respectively.

7.2 Operating Lease Commitment

According to the irrevocable operating lease contract, the least lease commitment as of Dec. 31, 2005 is RMB 8.710 billion. The lease payable in 2006, 2007 and 2008 is RMB 1.657 billion, RMB 1.546 billion and RMB 1.545 billion respectively.

7.3 Capital Expenditure Commitment

The Company signed an agreement with an independent third party to purchase five CFM56 engines. Of the five engines, two have been delivered in 2003 and 2004 respectively, one is to be delivered in 2007 and two are to be delivered in 2008.

The Company signed an agreement with an independent third party to purchase six B737-700 aircrafts. All of them are to be delivered in 2006.

7. Commitment (Cont'd)

7.3 *Capital Expenditure Commitment (Cont'd)*

The Company signed an agreement with an independent third party to purchase twenty A330 aircrafts. Of the twenty aircrafts, ten are to be delivered in 2006, six are to be delivered in 2007 and four are to be delivered in 2008.

The Company signed an agreement with an independent third party to purchase five A319 aircrafts. Of the five aircrafts, three are to be delivered in 2006 and two are to be delivered in 2007.

The Company signed an agreement with an independent third party for the purchase of fifteen Airbus A320 aircraft, which will be delivered in succession from the year of 2006.

The Company signed an agreement with an independent third party for the purchase of fifteen B787 aircrafts, which will be delivered in succession since the year of 2008.

The Company signed an agreement with an independent third party for the purchase of four B737NG aircrafts, which will be delivered in succession since the year of 2007.

A holding subsidiary included in consolidation scope signed an agreement with an independent third party for the purchase of two B747 aircrafts, which will be delivered in succession from July 2006.

A holding subsidiary included in consolidation scope signed an agreement with an independent third party for the purchase of five EMB145 aircrafts. Three of them have been delivered in 2005 and the remaining two aircrafts are to be delivered in 2006.

8. Contingent Events

8.1 The Company estimates that there will still be foreign exchange reserve from the sale of air tickets even after repayment of foreign debts such as financial lease commitment and aircraft payment. In order to lower the foreign currency risk, the Company signed certain foreign exchange/interest rate swap contracts, forward contracts and interest limits contracts with domestic banks. By Dec. 31, 2005, the Company still has the following contracts which have been signed but not yet implemented:

8. Contingent Events (Cont'd)

Type	Tenor	Nominal Principal (USD'000)	Market Value as of Dec. 31st, 2005 (USD'000)
Interest Rate Swap	1995-2016	802,137.78	5,404.12
Foreign Exchange Swap	2002-2010	34,525.24	(679.41)
Foreign Exchange Forward	2004-2008	174,159.77	(253.14)
Interest limits contract	2005-2008	10,000.00	3.97
Total			**4,475.54**

8.2 There is high risk of fuel price fluctuation in the aircraft fuel market recently and the fuel price is on the continuing rise. The Company estimates that the dramatic fluctuation will not relax very soon. Considering the significant influence of fuel price on operating cost, the Company signed option contracts on aircraft fuel with overseas banks to control the price risk of aircraft fuel. As of December 31, 2005, the market value of signed option contracts for aircraft fuel is USD 3,371.38 thousand.

9. Unadjusted Events after Balance Sheet Date

On 8th December, 2005, the Company entered into agreements with Wuhan Municipality State-owned Assets Supervision and Administration Commission ("Wuhan SASAC") and Shanghai Junyao Aviation Investment Company Limited ("Shanghai Junyao") respectively acquire (i) 38% equity interest in CEA Wuhan from Wuhan SASAC for a consideration of RMB278,000,000 and (ii) 18% equity interest in CEA Wuhan from Shanghai Junyao for a consideration of RMB140,000,000 (the "Agreements"). After the acquisition, the Company will hold 96% equity interest of CEA Wuhan. On February 28, 2005, CEA Wuhan changed its registration at Wuhan Municipal Administration for Industry and Commerce. As of March 3, 2006, the Company has paid total consideration of RMB278 million and 140 million to Wuhan SASAC and Shanghai Junyao respectively regarding the stock acquisition.

Under the agreement, Wuhan SASAC agrees to pay entailed operating loss of RMB 152 million incurred from January to July of 2002 to CEA Wuhan within 5 working days subsequent to the receipt of total consideration of stock acquisition. CEA Wuhan received the payment on Mar. 23, 2006.

Up to the issuance date (April 10, 2006) of the report, except the above event, there is no material unadjusted events after balance sheet date which will affect the understanding of the financial statements.

10. Other Significant Events

10.1 Acquisition of Airline Business

On May 20, 2005 the Company, China Eastern Air Group Company (referred to as "Eastern Air Group"), China Eastern Airlines Northwest Co., Ltd (referred to as "Northwest Airline"), and China Eastern Airlines Yunnan Co., Ltd (referred to as "Yunnan Airline") signed "Asset Transfer Agreement" regarding the acquisition of aviation business and relevant assets of Northwest Airline and Yunnan Airline by the Company. Upon approval by the Company's shareholders in General Meeting on June 30, 2006, the Company acquired certain assets and liabilities relating to the aviation business of Northwest Airline and Yunnan Airline. Pursuant to the clause related to consideration in the agreement, the initial acquisition price was based upon "Assets Appraisal Report on the Transfer of Assets and Liabilities of Norwest Airlines Related to Aviation Business by Eastern Air Group" and "Assets Appraisal Report on the Transfer of Assets and Liabilities of Yunnan Airlines Related to Aviation Business by Eastern Air Group", both of which issued by Zhonghua Financial Consultation Co., Ltd. on April 18, 2005. The appraisal date of the reports was Dec 31, 2004. The total assets of aviation business and related assets were RMB 9,541,892.4 thousand, the total liabilities were RMB8,556,199.6 thousand, and the net amount was RMB 985,692.8 thousand. The final price was a combination of initial price and any profit and loss recognized by China Accounting Standard for the period from evaluation date to effective date. Agreed by the Company and Air Group, the profit and loss incurred by aviation business service and related assets of Northwest Airline and Yunnan Airline was based on historical cost method. After audit of the financial statements of Northwest Airline and Yunnan Airline prepared in accordance with PRC Accounting Standards and Accounting Regulations for Business Enterprises, the net change of aviation business between evaluation date (Dec 31, 2004) and effective date (Jun 30, 2005) was RMB -345,943.7 thousand, among which operating loss of aviation business is RMB 270,142.8 thousand. The final consideration to be paid for the acquisition of aviation business and its related assets is as follows: the total amount of assets is RMB 9,466,892.7 thousand and the amount of liabilities is RMB 8,827,143.6 thousand, the net amount therefore is RMB 639,749.1 thousand. The Company paid RMB 689,985 thousand in 5 days after the effective date of the agreement and the excess payment of 50,235.9 thousand has been paid back on March 21, 2006.

Subsequent to the acquisition, the Company has set up Gansu Branch, Northwest Branch and Yunnan Branch.

As of the issuance date of the report (April 10, 2006), the titles of assets and liabilities acquired have been officially changed in the name of the Company, except: (1) Some bank deposit account; (2) Some real estate properties. Additionally, in terms of three aircrafts obtained by financial lease which I have come due or to be due in the near future (the lease contract for two aircrafts has come to maturity in 2005 and another is at maturity in February 2006), there are still some problems associated with transferring of property right because the lessor is under reorganization. However, the Company believes that this situation will not affect the occupation and utilization of these assets.

10. Other Significant Events (Cont'd)

10.2 Debt Restructure

As of December 31, 2005, there was a pending amount of RMB 100.07 million due from a sales agency of China Cargo Airline Co. Ltd. ("China Cargo"), a 70% held subsidiary. The account was not paid on time due to the financial difficulty of the sales agency. In order to settle this debt as soon as possible, China cargo, sales agency and a third party signed a "repayment guarantee" regarding repayment by installment and guarantee. The sales agency will repay the debt in three years (from 2006 to 2008) and the third party will provide relevant guarantee. The sales agency should repay RMB 8 million before April 15, 2006. (On April 10, 2006, China Cargo received RMB 7.95million.)

Except the above event, there are no material unadjusted events after balance sheet date which will affect the understanding of the financial statements.

11. Approval of Financial Statements

The financial statements were approved by Board of Directors on April 10, 2006.

12. Comparison

To conform to the principle of consistency, some beginning balances and figures of last year have been reclassified or restated.

13. Supplementary Information

Significant differences between International Financial Reporting Standards ("IFRS") and PRC Accounting Regulations (Unit:RMB'000)

Net Assets:

	Ending Balance	Beginning Balance
As stated in accordance with PRC audited statutory accounts	6,679,397	6,512,988
Difference in depreciation of other flight equipment due to different useful lives	1,297,160	1,361,373
Difference in depreciation of aircraft and deferred income of sales of aircraft and engine due to different useful life	881,956	983,264
Provision for overhaul expenses	(1,202,967)	(801,034)
Provision for post-retirement benefits	(1,240,376)	(588,394)
Goodwill	688,311	79,176
Negative goodwill	–	(42,873)
Unrealized gains on foreign exchange hedges	72,505	(91,861)
Reversal of revalued amount of land use right	(349,351)	(357,771)
Staff housing allowance	37,549	25,986
Time value on installments payable for acquisition of a passenger carriage business	12,797	19,796
Others	(95,927)	212,197
Tax adjustments	137,489	(10,761)
As stated in accordance with IFRS	**6,918,543**	**7,302,086**

13. Supplementary Information (Cont'd)

Net Profit:

	Current Year	Previous Year
As stated in accordance with PRC audited statutory accounts	60,474	536,342
Difference in depreciation charges of other flight equipment due to different useful lives	115,086	145,938
Difference in depreciation charges of aircraft and deferred income of sales of aircraft and engine due to different useful life	(356,196)	(478,636)
Provision for overhaul expenses	(255,172)	(18,734)
Provision for post-retirement benefits	(133,417)	(24,611)
Amortization of goodwill and negative goodwill	–	(2,202)
Unrealized gains on foreign exchange hedges	27,779	–
Reversal of revalued amount for land use rights	8,420	8,498
Staff housing allowance	11,563	5,259
Time value on installments payable for acquisition of a passenger carriage business	(6,999)	(8,344)
Others	(87,095)	62,848
Tax adjustments	148,250	94,333
As stated in accordance with IFRS	**(467,307)**	**320,691**

(A) Significant differences between International Financial Reporting Standards ("IFRS") and PRC Accounting Regulations

The Group's accounting policies, which conform with IFRS, differ in certain aspects from PRC Accounting Regulations. Differences between IFRS and PRC Accounting Regulations which have significant effects on the consolidated (loss)/ profit attributable to equity holders and consolidated net assets of the Group are summarised as follows:

	Note	**2005 RMB'000**	2004 RMB'000
Consolidated (loss)/ profit attributable to equity holders of the Company			
As stated in accordance with PRC Accounting Regulations		**60,474**	536,342
Impact of IFRS and other adjustments:			
Difference in depreciation charges for flight equipment due to different depreciation lives	(a)	**115,086**	145,938
Difference in depreciation charges for aircraft due to different depreciation lives and revaluation	(b)	**(356,196)**	(478,636)
Provision for overhaul expenses	(c)	**(255,172)**	(18,734)
Provision for post-retirement benefits	(d)	**(133,417)**	(24,611)
Time value on provision for staff housing benefits	(e)	**11,563**	5,259
Unrealised gains on financial instruments	(f)	**27,779**	–
Interest accrued on instalments payable for acquisition of an airlines business	(g)	**(6,999)**	(8,344)
Reversal of revaluation surplus relating to land use rights	(h)	**8,420**	8,498
Amortisation of goodwill and negative goodwill	(i)	**–**	(2,202)
Others	(j)	**(87,095)**	62,848
Tax adjustments	(k)	**148,250**	94,333
As stated in accordance with IFRS		**(467,307)**	320,691

(A) Significant differences between International Financial Reporting Standards ("IFRS") and PRC Accounting Regulations (Cont'd)

	Note	2005 RMB'000	2004 RMB'000
Consolidated net assets			
As stated in accordance with PRC Accounting Regulations		**6,679,397**	6,512,988
Impact of IFRS and other adjustments:			
Difference in depreciation charges for flight equipment due to different depreciation lives	(a)	**1,297,160**	1,361,373
Difference in depreciation charges for aircraft due to different depreciation lives and revaluation	(b)	**881,956**	983,264
Provision for overhaul expenses	(c)	**(1,202,967)**	(801,034)
Provision for post-retirement benefits	(d)	**(1,240,376)**	(588,394)
Time value on provision for staff housing benefits	(e)	**37,549**	25,986
Unrealised gains/(losses) on financial instruments	(f)	**72,505**	(91,861)
Time value on instalments payable for acquisition of an airlines business	(g)	**12,797**	19,796
Reversal of revaluation surplus relating to land use rights	(h)	**(349,351)**	(357,771)
Goodwill and negative goodwill	(i)	**688,311**	36,303
Others	(j)	**(95,928)**	212,197
Tax adjustments	(k)	**137,489**	(10,761)
As stated in accordance with IFRS		**6,918,542**	7,302,086

(A) Significant differences between International Financial Reporting Standards ("IFRS") and PRC Accounting Regulations (Cont'd)

(a) Under IFRS, flight equipment is accounted for as property, plant and equipment and is depreciated over an expected useful life of 20 years to its residual value. Under PRC Accounting Regulations, flight equipment is classified as current assets and the costs are amortised on a straight-line basis over a period of 5 years.

(b) Under IFRS, depreciation of aircraft is calculated to write off their costs or revalued amounts on a straight-line basis over their expected useful lives to their residual values. Under PRC Accounting Regulations, on or before 30 June 2001, depreciation of aircraft was calculated to write off their costs on a straight-line basis over their expected useful lives of 10 to 15 years to their residual values of 3%. With effect from 1 July 2001, depreciation of aircraft under PRC Accounting Regulations is calculated to write off their costs on a straight-line basis over their expected useful lives of 20 years to their residual values of 5% of costs or revalued amounts and the change is applied prospectively.

(c) Under IFRS, for aircraft under operating leases, the present value of estimated costs of major overhauls are provided at each balance sheet date. The provision in each period is estimated using historical major overhaul costs incurred during each overhaul and the estimated period between overhauls. Under IFRS, for owned aircraft and aircraft under finance leases, costs of overhaul are capitalised as a component of property, plant and equipment and are depreciated over the estimated period between overhauls, on a straight-line basis. Routine repairs and maintenance costs (including repair costs on flight equipment) are charged to the income statement as incurred.

Under PRC Accounting Regulations, prior to 2003, major overhaul costs for all aircraft were provided at specific rates applicable to the related models of aircraft. Effective from January 2003, the major overhaul costs of aircraft under operating leases are provided at specific rates applicable to the related models of aircraft. No additional provision is made for overhaul costs of owned aircraft and aircraft under finance leases. Overhaul costs for these aircraft are first offset against the provision brought forward as incurred. Effective from January 2005, part of the unutilised provision brought forward is written back and offset against overhaul costs in the income statement and overhaul costs are charged to the income statement as incurred.

(d) Under IFRS, employees' post-retirement benefits under defined benefit schemes are required to be recognised over the employees' service period. Under PRC Accounting Regulations, such benefits are recognised upon payment.

(A) Significant differences between International Financial Reporting Standards ("IFRS") and PRC Accounting Regulations (Cont'd)

(e) Under IFRS, provision for staff housing allowance is recorded based on the present value (after taking into account the time value of the instalment payments) of the anticipated payment. Under PRC Accounting Regulations, the provision for staff housing allowance is recorded in the income statement at an amount equal to the anticipated payment without taking into account the time value of future instalment payments.

(f) Under IFRS, change in fair value of the derivative financial instruments is recorded in reserve when the derivative financial instruments qualify for hedging accounting and such a change in fair value of the derivative financial instruments is recognised in the income statement if the derivative financial instruments did not qualify for hedging accounting. Under PRC Accounting Regulations, the gains and losses on derivative financial instruments are recognised in the income statement upon their maturity.

(g) Under IFRS, the consideration payable for acquisitions is recorded based on the present value (after taking into account the time value) of the scheduled future payments. The difference in time value between the acquisition cost payable and its present value is periodically recognised as interest expense in the income statement over the period of payments. Under PRC Accounting Regulations, such difference is not recognised.

(h) Under IFRS, land use rights are recorded as prepaid operating leases at historical cost which is nil at the time of listing. Under PRC Accounting Regulations, land use rights are stated at valuation less accumulated amortisation.

(i) The basis of recognising the value of the consideration payable for acquisitions and the underlying assets and liabilities is different under IFRS and PRC Accounting Regulations. Accordingly the amount of goodwill and negative goodwill is different. Moreover, under PRC Accounting Regulations, goodwill and negative goodwill are not presented as separate items but are allocated among the carrying value of assets and liabilities acquired. Accordingly part of the adjustments under goodwill and negative goodwill in the Net Asset analysis are offset by difference of the same amounts in other categories of assets or liabilities presented in the analysis.

(j) In addition to the above, the application of IFRS differs in certain other respects from PRC Accounting Regulations.

(k) These represent the corresponding deferred tax effects related to items above.

Corporate Information

Directors

Li Fenghua *(Chairman of the Board of Directors)*
Luo Chaogeng *(Director, President)*
Cao Jianxiong *(Director)*
Wan Mingwu *(Director, Vice President)*
Zhong Xiong *(Director)*
Luo Zhuping *(Director, Company Secretary)*
Hu Honggao *(Independent Non-executive Director)*
Peter Lok *(Independent Non-executive Director)*
Wu Baiwang *(Independent Non-executive Director)*
Zhou Ruijin *(Independent Non-executive Director)*
Xie Rong *(Independent Non-executive Director)*

Supervisors

Li Wenxin *(Chairman of the Supervisory Committee)*
Ba Shengji *(Supervisor)*
Yang Xingen *(Supervisor)*
Yang Jie *(Supervisor)*
Liu Jiashun *(Supervisor)*

Senior Management

Wu Jiuhong *(Vice President)*
Zhou Liguo *(Vice President)*
Zhang Jianzhong *(Vice President)*
Tong Guozhao *(Vice President)*
Li Yangmin *(Vice President)*
Luo Weide *(Chief Financial Officer)*

Company Secretary

Luo Zhuping

Authorized Representatives

Li Fenghua
Luo Zhuping

Company's Website

http://www.ce-air.com

Company's E-mail Address

ir@ce-air.com

Auditors

International Auditors: PricewaterhouseCoopers
Certified Public Accountants
22nd Floor, Prince's Building
Central, Hong Kong

Domestic Auditors: Shanghai Zhonghua
Certified Public Accountants
12th Floor,
Ocean Towers, 550
Yan'an Road East, Shanghai

Legal Advisers

Hong Kong: Baker & McKenzie
USA: Sullivan & Cromwell LLP
China: Beijing Commerce & Finance Law Office

Principal Banks

Industrial and Commercial Bank of China, Shanghai Branch
China Construction Bank, Shanghai Branch
The Bank of China, Shanghai Branch

Share Registrar

Hong Kong Registrars Limited
Rooms 1712-1716, 17th Floor, Hopewell Centre,
183 Queen's Road East, Hong Kong

The Bank of New York
101 Barclay Street
New York, NY 10286, U.S.A.

China Securities Depository and Clearing
Corporation Limited, Shanghai Branch
727 Pu Jian Road, Shanghai

Principal Place of Business in Hong Kong

5th Floor, McDonald's Building, 48 Yee Wo Street,
Hong Kong

Custodian for Unlisted Shares

China Securities Depository and Clearing Corporation
Limited, Shanghai Branch

Change of Business License Registration

There is no change in the Company's business registration during the period covered by this report

Registered capital of the Company is RMB4.86695 billion as of the date of this report

Business License Registration Number of the Corporation Legal Person: Qi Gu Hu Zong Zi No. 032138 (Municipal Administration)

Tax Registration Number: 310042741602981

Shareholders can obtain a copy of the Company's annual report for the year 2005 through the Internet addresses shown below:

http://www.ce-air.com **http://www.firstcall.com** **http://www.irasia.com/listco/hk/chinaeast**

中國東方航空股份有限公司

China Eastern Airlines Corporation Limited

www.ce-air.com